HANG SENG BANK



From STRENGTH To STRENGTH

Annual Report 2007



From STRENGTH To STRENGTH

In the 75 years since its establishment, Hang Seng Bank has grown from a small money-changer located in Hong Kong's Sheung Wan district to a world-class bank with a network of outlets across Greater China.

Our success has been built on a willingness to aim for challenging business targets and the dedicated efforts of staff and management to uphold the core principles of service excellence, shareholder value and corporate responsibility.

This year's annual report theme – From Strength To Strength – reflects our accomplishments and our continuing commitment to exceeding expectations.

By maintaining firm foundations, focusing on core business drivers and making the most of new opportunities, we aim to achieve new heights of success, creating long-term benefits for our key stakeholders.

CONTENTS

CORPORATE PROFILE

優質服務七十五年
75 Years of Excellence

Established in 1933, Hang Seng Bank is a world-class financial institution and one of Hong Kong's largest listed companies in terms of market capitalisation (HK$307.6 billion as at 31 December 2007).

In Hong Kong, we serve over one-third of the population through around 150 branches and automated banking centres. We also maintain a branch in Shenzhen for foreign currency wholesale business, branches in Macau and Singapore, and representative offices in Xiamen and Taipei.

Established on 28 May 2007, wholly owned subsidiary Hang Seng Bank (China) Limited operates a mainland China network of 23 outlets in Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou, Nanjing, Hangzhou and Ningbo.

Hang Seng is a principal member of the HSBC Group, one of the world's largest banking and financial services organisations.



Customers

Our customers provide both inspiration and incentive as we strive for new heights of service excellence.



Shareholders

We create returns for our shareholders by focusing on business that generates sustainable growth.





Employees

The professional, progressive and pragmatic approach of our employees is crucial to our long-term success.

Community

Our committed corporate citizenship contributes to the development of local communities and improved sustainability.



From
STRENGTH



	2007	2006	Change
For the year	HK$m	HK$m	%
Operating profit excluding loan impairment charges and other credit risk provisions	**18,365**	12,840	43.0
Operating profit	**17,789**	12,576	41.5
Profit before tax	**21,471**	14,395	49.2
Profit attributable to shareholders	**18,242**	12,038	51.5
	HK$	HK$	%
Earnings per share	**9.54**	6.30	51.4
Dividends per share	**6.30**	5.20	21.2
At year-end	HK$m	HK$m	%
Shareholders' funds	**56,456**	46,981	20.2
Total assets	**745,999**	669,064	11.5
Ratios	%	%	
For the year			
Return on average shareholders' funds	**35.4**	27.4	
Cost efficiency ratio	**26.6**	29.0	
Average liquidity ratio	**52.9**	51.9	
At year-end			
Capital adequacy ratio*	**11.2**	13.6	
Core capital ratio*	**8.4**	10.7	

* Capital ratios at 31 December 2007 were compiled in accordance with the Banking (Capital) Rules ("the Capital Rules") issued by the Hong Kong Monetary Authority under section 98A of the Hong Kong Banking Ordinance for the implementation of the "Basel II", which became effective on 1 January 2007. In accordance with the Capital Rules, the Bank has adopted the "standardised approach" for the calculation of the risk-weighted assets for credit risk and operational risk and the "internal models approach" for the calculation of market risk. The basis of consolidation for calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are "regulated financial entities" (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base.

The capital ratios at 31 December 2006 were compiled in accordance with the now repealed Third Schedule of the Hong Kong Banking Ordinance ("the Third Schedule") under the "Basel I" capital accord. As there are significant differences between the Capital Rules and the Third Schedule on requirements in the scope of consolidation and the calculation of capital base and risk-weighted assets, the capital ratios are not directly comparable.

	2003	2004	2005	2006	**2007**
For the year	HK$bn	HK$bn	HK$bn	HK$bn	**HK$bn**
Operating profit	10.7	12.6	11.1	12.6	**17.8**
Profit before tax	11.1	13.3	13.4	14.4	**21.5**
Profit attributable to shareholders	9.5	11.4	11.3	12.0	**18.2**
At year-end	HK$bn	HK$bn	HK$bn	HK$bn	**HK$bn**
Shareholders' funds	39.6	40.9	42.6	47.0	**56.5**
Issued and paid up capital	9.6	9.6	9.6	9.6	**9.6**
Total assets	503.0	546.9	580.8	669.1	**746.0**
Per share	HK$	HK$	HK$	HK$	**HK$**
Earnings per share	4.99	5.94	5.93	6.30	**9.54**
Dividends per share	4.90	5.20	5.20	5.20	**6.30**
Ratios	%	%	%	%	**%**
Post-tax return on average shareholders' funds	23.4	28.5	27.5	27.4	**35.4**
Post-tax return on average total assets	2.0	2.2	2.0	1.9	**2.6**
Capital adequacy ratio*	13.2	12.0	12.8	13.6	**11.2**
Core capital ratio*	11.3	10.8	10.4	10.7	**8.4**
Cost efficiency ratio	25.4	26.4	28.0	29.0	**26.6**

* Capital ratios at 31 December 2007 were compiled in accordance with the Banking (Capital) Rules ("the Capital Rules") issued by the Hong Kong Monetary Authority under section 98A of the Hong Kong Banking Ordinance for the implementation of the "Basel II", which became effective on 1 January 2007. In accordance with the Capital Rules, the Bank has adopted the "standardised approach" for the calculation of the risk-weighted assets for credit risk and operational risk and the "internal models approach" for the calculation of market risk. The basis of consolidation for calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are "regulated financial entities" (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base.

The capital ratios at 31 December 2006 were compiled in accordance with the now repealed Third Schedule of the Hong Kong Banking Ordinance ("the Third Schedule") under the "Basel I" capital accord. As there are significant differences between the Capital Rules and the Third Schedule on requirements in the scope of consolidation and the calculation of capital base and risk-weighted assets, the capital ratios are not directly comparable.

Results


HK$bn
20
16
12
8
4
0
03
04
05
06
07
Attributable Profit
Operating Profit

Total Assets and Shareholders' Funds


HK$bn
%
800
600
400
200
0
40
30
20
10
0
03
04
05
06
07
Total Assets
Shareholders' Funds
Post-Tax Return on Average Shareholders' Funds

Per Share Earnings and Dividends


HK$
10
8
6
4
2
0
03
04
05
06
07
Dividends per Share
Earnings per Share



To SUCCESS

January – March

- Flexi-Income Life Insurance Plan launched.
- Tao Jin Road sub-branch in Guangzhou opens.
- e-Mortgage services expanded.
- Hang Seng 106% CG China H-Financials Lookback Fund launched.

April – June

- Nanjing West Road sub-branch in Shanghai opens.
- Hang Seng's wholly owned mainland China subsidiary bank, Hang Seng Bank (China) Limited, commences operations.
- Online business loan services for small and medium-sized enterprises (SMEs) enhanced.
- Hang Seng partners with China UnionPay to offer customers cash withdrawal services at over 400,000 ATMs and merchant payment services in 26 countries and territories.
- Critical Illness Life Insurance Plan launched.
- Hang Seng and MegaBox Development jointly issue co-branded credit card.
- Hang Seng China B-Share Focus Fund offered to retail investors.
- US$300 million subordinated notes offering launched.


HANG SENG BANK

July – September

- Xintiandi sub-branch in Shanghai opens.
- Hang Seng partners with PCCW's now TV to launch Hong Kong's first television-based platform for securities trading.
- Zhongguancun sub-branch – Hang Seng China's first sub-branch in Beijing – opens.
- e-InvestAdvice service launched.
- Trade services for SME customers enhanced.
- Hang Seng China obtains approval to provide full renminbi banking services to local residents on the Mainland.
- Services for Prestige Banking customers enhanced.
- Hangzhou branch opens.

October – December

- Hang Seng, Jardine Matheson and VISA International jointly issue co-branded credit card.
- Hang Seng Islamic China Index Fund, the first Securities and Futures Commission-authorised Islamic fund in Hong Kong, launched.
- 1,600 members of staff relocate to Hang Seng's new premises in Kowloon Bay.
- Mobile phone-based securities trading service launched.
- Jiangnan West Road sub-branch in Guangzhou opens.
- Hongqiao sub-branch in Shanghai opens.
- Renminbi-denominated life insurance products launched on the Mainland.
- Ningbo branch opens.
- Nanshan Coastal City sub-branch in Shenzhen opens.



恒生銀行
HANG SENG BANK
中国银联
China Unionpay
VISA
恒生投資
Hang Seng Investment
Grand

RECOGNITION

AWARDS

Asia's Best Commercial Bank,
21st Century Business Herald.

Best Domestic Bank in Hong Kong,
The Asset.

Best Five Foreign Banks Award (Hang Seng China),
China Business Network.

Best Performing Hong Kong Bank (Hang Seng China),
Hurun Report.

Corporate Governance Award,
Corporate Governance Asia.

No. 1 Most Committed to a Strong Dividend Policy and
No. 5 Best Managed Company (Hong Kong Category),
FinanceAsia.

Gold Awards for Banking and Investment Funds,
Reader's Digest.

SME's Best Partner Award,
Hong Kong Chamber of Small and Medium Business.

5-Star Asset Management Center Awards
(two Shanghai sub-branches),
Money Weekly.

Best Fund Performance Over Three Years
(Equity China, Equity Hong Kong and
Bond Hong Kong Dollar categories),
Lipper Fund Awards Hong Kong 2007.

Best Fund Performance Over Three Years
(Asset Allocation Global Neutral (USD) Sector and
Equity Hong Kong Sector categories) and
Best Fund Performance Over Five Years
(Asset Allocation Global Neutral (USD) Sector category),
SCMP Fund Awards 2007.

2007 Ten Best Bank Financial Products in China
(Hang Seng China – RMB One-Touch Equity-Linked Capital
Protected Investment),
Moneyweek.

326th Largest Listed Company in the World in terms of
Market Capitalisation,
Financial Times.

Environmental Excellence Award,
Asian Institute of Management, 2007 Asian CSR Awards.

Environmental Performance Certificate of Merit,
2007 Hong Kong Awards for Industries.

Caring Company,
Hong Kong Council of Social Service.

Gold Award (Hang Seng 2006 Annual Report),
2007 Galaxy Awards for Marketing Excellence.


Environmental Performance Award
Certificate of Merit
Hang Seng Bank Limited
Hang Seng Bank Ltd.
恒生銀行
caringcompany


恒 生 投 資
Hang Seng Investment



RATINGS

MOODY'S INVESTORS SERVICE

Hang Seng Bank

Long-Term Bank Deposit (foreign currency)	Aa2
Long-Term Bank Deposit (domestic currency)	Aa1
Short-Term Bank Deposit (foreign currency)	P-1
Short-Term Bank Deposit (domestic currency)	P-1
Local Currency Subordinated Debt	Aa2
Bank Financial Strength	B+
Outlook	Stable

Hang Seng Bank (China) Limited

Long-Term Bank Deposit (foreign currency)	A1
Long-Term Bank Deposit (domestic currency)	A1
Short-Term Bank Deposit (foreign currency)	P-1
Short-Term Bank Deposit (domestic currency)	P-1
Bank Financial Strength	D
Outlook	Stable

FITCH

Hang Seng Bank

Bank Individual Rating	A/B

STANDARD & POOR'S

Hang Seng Bank

Long-Term Counterparty Credit (local currency)	AA
Long-Term Counterparty Credit (foreign currency)	AA
Short-Term Counterparty Credit (local currency)	A-1+
Short-Term Counterparty Credit (foreign currency)	A-1+
Outlook	Stable

Hang Seng Bank (China) Limited

Long-Term Counterparty Credit (local currency)	A
Long-Term Counterparty Credit (foreign currency)	A
Short-Term Counterparty Credit (local currency)	A-1
Short-Term Counterparty Credit (foreign currency)	A-1
Outlook	Positive

Dear Shareholders



Raymond Ch'ien
Chairman

Hang Seng produced excellent results in 2007, achieving attributable profit of HK$18,242 million, an increase of 51.5 per cent, or HK$6,204 million. Earnings per share grew by 51.4 per cent to HK$9.54. Operating profit per full-time employee was HK$1.94 million, up from HK$1.49 million in 2006.

This growth reflects an impressive performance by our wealth management business, successful income diversification efforts by Treasury in an improved operating environment, further development of Commercial Banking and increased contribution from our strategic mainland China associate Industrial Bank.

Net operating income before loan impairment charges and other credit risk provisions rose by 38.3 per cent to HK$25,015 million. This increase considerably outpaced the 26.9 per cent rise in operating expenses, contributing to our improved cost efficiency ratio of 26.6 per cent – a reduction of 2.4 percentage points compared with 2006.

Operating profit excluding loan impairment charges increased by 43 per cent to HK$18,365 million. Operating profit was up HK$5,213 million, or 41.5 per cent, at HK$17,789 million.

Profit before tax grew by 49.2 per cent to HK$21,471 million, a figure which includes an unrealised gain of HK$1,465 million on the dilution of our investment in Industrial Bank following its listing in February 2007. Excluding the gain on dilution, profit before tax was up 39 per cent.

Along with growth in attributable profit, the gain on dilution saw retained profits rise by HK$3,829 million. The available-for-sale investments reserve also increased. Overall, shareholders' funds (excluding proposed dividends) grew by HK$7,372 million to reach HK$50,720 million as at 31 December 2007.

Return on average shareholders' funds was 35.4 per cent, up from 27.4 per cent in 2006. Excluding the gain on dilution, return on average shareholders' funds was 32.6 per cent.

On 31 December 2007, our total and core capital adequacy ratios were 11.2 per cent and 8.4 per cent respectively, as calculated in accordance with new rules under Basel II.

After careful consideration of capital requirements for investment in future business growth, particularly on the Mainland, the Directors have declared a fourth interim dividend of HK$3.00 per share, payable on 28 March 2008. This brings the total distribution for 2007 to HK$6.30 per share, up HK$1.10 compared with 2006.

OUTLOOK

Hong Kong should maintain good growth momentum in 2008, underpinned by buoyant private consumption and solid business spending in the domestic sector and sustained economic strength on the Mainland.

Challenges include the risk of a further slowdown in the US economy, which will continue to cloud the outlook for exports. Strong domestic demand supported by the tight labour market, low interest rates, and the ongoing weakness of the US dollar and growing strength of the renminbi are all contributing to rising inflation risk.

Overall, we are cautiously optimistic for the year ahead. Economic fundamentals in Hong Kong and on the Mainland remain sound and domestic demand is now a major impetus for growth.

We will continue to develop our key growth drivers, particularly wealth management services, Commercial Banking and Mainland business. Using our strong brand, leading market position and solid financial fundamentals as a springboard, we will take full advantage of new opportunities to expand our business.

It was my honour to be appointed Chairman of Hang Seng in August 2007. I wish to express sincere appreciation to my fellow Directors and Bank senior management for their valuable support.

On behalf of the Board, I would like to thank staff at all levels for their hard work and commitment to exceeding expectations. I have always admired the culture of professionalism and loyalty that exists at Hang Seng, the strength of which is reflected in this year's outstanding results.

In recognition of this dedication to excellence and to retain talent in light of the competitive employment market, the Directors approved performance-related salary increases of up to 12 per cent in January 2008.

I must also convey the Bank's deep gratitude to customers and shareholders. Inspired and encouraged by your strong support over the years, Hang Seng has grown to become the largest locally incorporated listed bank in Hong Kong in terms of market capitalisation and, as of December 2007, the 48th largest listed bank in the world.

As we celebrate our 75th anniversary this year, our aim remains to achieve sustainable growth for our shareholders and other key stakeholders.

Raymond Ch'ien
Chairman
Hong Kong, 3 March 2008

From ASPIRATION


2007

Raymond Or
Vice-Chairman and Chief Executive

Hang Seng's strong results for 2007 reflect good progress with the roadmap for growth we set out in March 2006. In addition to achieving encouraging expansion in our core businesses, we have also aligned ourselves to take better advantage of new opportunities and further enhance operating efficiency.

We doubled wealth management income in 2007. Capitalising on positive investor sentiment, we further enhanced our product and service offerings to achieve significant success with our investment, insurance and Private Banking businesses, both in terms of revenue and customer base. We exceeded our five-year goal of doubling Private Banking's 2005 profit before tax – recording a tripling of profit in just two years.

Robust consumer demand underpinned good increases in personal loans and card receivables. Despite intense competition in the residential mortgage sector, our comprehensive e-mortgage services helped keep us among the market leaders.

These accomplishments drove a 54.8 per cent increase in Personal Financial Services' operating profit excluding loan impairment charges to HK$12,139 million. Profit before tax was up 54.2 per cent at HK$11,918 million.

Commercial Banking's operating profit excluding loan impairment charges grew by 10.4 per cent to HK$2,210 million. Profit before tax, including the share of profits from associates, increased by 19.4 per cent to HK$2,701 million.

Net interest income was up 16.1 per cent. Increased trade finance, commercial loans and factoring business saw a notable rise in average customer advances, while further efforts to strengthen customer relationships led to a good increase in average customer deposits. Initiatives to expand non-interest income also achieved solid results, with encouraging growth in corporate wealth management and card merchant-acquiring business. Octopus card merchant services proved valuable in attracting new customers. Hong Kong and mainland China Commercial Banking teams stepped up cooperative efforts with the aim of providing seamless banking services.

Corporate Banking recorded a 10.1 per cent rise in operating profit excluding loan impairment charges to HK$598 million. With strong liquidity continuing to put downward pressure on loan margins, we took effective steps to further diversify income, resulting in growth in trade services and credit facilities fees. Rises in average customer deposits and average customer advances supported a 15.4 per cent increase in net interest income. Profit before tax fell by 14.7 per cent to HK$475 million, affected by a single loan impairment charge.

The improving interest rate environment, increased cross-group collaboration, and product and service enhancements, as well as success with growing non-interest income, supported a 72.9 per cent rise in Treasury's operating profit excluding loan impairment charges to HK$1,534 million. Profit before tax, including the share of profits from associates, grew by 74 per cent. With no exposure to mortgage-backed securities, collaterised debt obligations or structured investment vehicles, Treasury was not directly affected by the US sub-prime crisis.

In September we acquired the remaining 50 per cent of Hang Seng Life from the HSBC Group. We are now better positioned to take full advantage of new life insurance business opportunities.

As reflected in its new company name, wholly owned subsidiary and compiler of the Hang Seng family of indexes, Hang Seng Indexes Company Limited, took further steps to strengthen its brand last year.

In November, we completed a major move to improve operational efficiency with the official opening of our 262,000-square-foot premises at Enterprise Square Five in Kowloon Bay. Our largest office outside Central, the new premises provides a comfortable working environment for over 1,600 members of staff.

We passed several important milestones in the development of our Mainland business. Our subsidiary bank, Hang Seng Bank (China) Limited, commenced operations in May, providing new opportunities for growth. In late August, we obtained approval to provide full renminbi deposit services to local residents, broadening our service scope. Our Mainland network reached 25 outlets across 10 cities. To support our expansion and strengthen our sales and marketing capabilities, we increased our number of full-time staff by 436 during 2007 to 1,097. These moves underpinned good growth in deposits and loans, with total operating income rising by 69.4 per cent.

Including our share of profit from our strategic partner Industrial Bank, Mainland business contributed 6.5 per cent to total profit before tax, compared with 6.1 per cent in 2006.

On 31 January this year, we signed an agreement to subscribe for 20 per cent of the enlarged share capital of Yantai City Commercial Bank – one of the largest city commercial banks in Shandong province – for a total consideration of RMB800 million. Upon completion of the

acquisition, which is subject to relevant regulatory and Yantai City Commercial Bank shareholder approvals, we will become the bank's largest shareholder.

Following the successful launch of our brand rejuvenation programme and new corporate look in 2006, we continued to invest in brand building, focusing particularly on key customer groups such as young people and the affluent segment.

We developed testimonial-based television commercials promoting our convenient e-Banking and credit card services to younger customers. We also sponsored a 60-episode television drama.

To enhance our image as a professional wealth management partner, we launched a Prestige Banking campaign. This not only helped build brand equity but also accelerated our acquisition of affluent customers.

Our market research confirms these investments in brand building have strengthened our image and brand presence among target customer segments.

FINANCIAL HIGHLIGHTS

At a Bank-wide level, attributable profit grew by HK$6,204 million, or 51.5 per cent, to a record HK$18,242 million.

Strong performances by our core business lines drove the HK$6,934 million, or 38.3 per cent, increase in net operating income before loan impairment charges and other credit risk provisions to HK$25,015 million.

Operating profit excluding loan impairment charges was up 43 per cent at HK$18,365 million. Operating profit was HK$17,789 million, an increase of 41.5 per cent.

Profit before tax grew by 49.2 per cent to HK$21,471 million, in part reflecting an unrealised gain of HK$1,465 million on the dilution of our investment in Industrial Bank following its IPO in February 2007.

+51.5%

Attributable Profit

Net interest income rose by 25.9 per cent to HK$14,719 million, supported by the 10.4 per cent growth in both average customer advances and average customer deposits. Net interest margin rose by 21 basis points to 2.23 per cent, reflecting wider deposit spreads, better yields on Treasury balance sheet management portfolios and increased contribution from net free funds.

Net fee income grew by HK$3,389 million, or 96.9 per cent, to HK$6,886 million, due largely to the impressive performance of our wealth management business. Securities-related income rose 146.6 per cent, benefiting from growth in both transaction volume and customer base, to contribute HK$1,180 million to the increase. Fee income from retail investment funds, Private Banking investment services and structured products sales also registered significant rises. Card services income was up 21.9 per cent on the back of good increases in the number of cards in issue and cardholder spending.

Trading income rose by 26.2 per cent to HK$1,679 million. Strong growth of 438.2 per cent in income from securities, derivatives and other trading significantly outweighed the 26.9 per cent decline in foreign exchange income resulting from losses on funding swap activities and the revaluation of US dollar funds held by our Mainland subsidiary – which are subject to exchange controls – against the renminbi. Excluding these losses, foreign exchange income increased by 16.5 per cent.

Wealth management income recorded strong growth, rising by HK$4,330 million, or 100.4 per cent, to HK$8,643 million.

In the active investment environment, the enhancement of trading channels and IPO subscription services drove a 146.6 per cent increase in securities-related revenue. New product offerings, particularly those focused on the Mainland and Hong Kong markets, helped us grow income from investment funds and structured products by 110.6 per cent and 190.8 per cent respectively to reach record highs. Our life insurance business ranked first in Hong Kong in terms of annualised new premiums for regular-pay (non-linked) insurance in the first three quarters of the year. We expanded Private Banking's relationship management team and range of services to record good increases in assets under management and customer base, which supported an impressive 196.8 per cent growth in income to HK$1,009 million.

Operating expenses rose by HK$1,409 million, or 26.9 per cent. The important contributions of our staff in achieving this year's results led to a large increase in performance-related pay. The cost of establishing Hang Seng China and network expansion on the Mainland also contributed significantly to the rise. Excluding these costs, operating expenses were up HK$416 million, or 9 per cent.

Increased expenses were closely tied to business growth. This was reflected in the substantially higher rise in net operating income before loan impairment charges vis-á-vis costs, which helped reduce our cost efficiency ratio to 26.6 per cent compared with 29 per cent in 2006.

Our average liquidity ratio was 52.9 per cent, up from 51.9 per cent in 2006.

As calculated in accordance with the 'standardised approach' under Basel II, our total and core capital adequacy ratios at 31 December 2007 were 11.2 per cent and 8.4 per cent respectively. We have obtained approval from the Hong Kong Monetary Authority to use the 'foundation internal ratings-based approach' with effect from 1 January 2008. The internal rating-based model will help us to better determine the risk weighting of credit exposures and improve our capital ratios by around two percentage points.

We continue to enjoy strong credit ratings. Moody's Investors Service upgraded our long-term local currency deposit rating to Aa1 in May and our long-term foreign currency deposit rating to Aa2 in July. Hang Seng China has the highest ratings currently assigned to Mainland incorporated subsidiaries of foreign banks. Standard & Poor's has assigned our Mainland subsidiary local and foreign currency counterparty ratings of A (long term) and A-1 (short term). Moody's has assigned long-term domestic and foreign currency deposit ratings of A1, and short-term domestic and foreign currency deposit ratings of Prime-1.

At 31 December 2007, shareholders' funds (excluding proposed dividends) were HK$50,720 million, a year-on-year increase of 17 per cent, in part reflecting the rise in attributable profit and the unrealised gain on the dilution of our investment in Industrial Bank.

Total assets increased by 11.5 per cent to HK$746 billion.

We achieved record returns on equity and assets. Return on average shareholders' funds was 35.4 per cent, compared with 27.4 per cent in 2006. Excluding the gain on dilution, return on average shareholders' funds was 32.6 per cent. Return on average total assets was 2.6 per cent, up from 1.9 per cent a year earlier.

At year-end, the advances-to-deposits ratio was 52.2 per cent, compared with 51.7 at the end of 2006.

Gross advances to customers rose by 10.4 per cent to HK$309.4 billion.

Positive sentiment in the business community helped drive increases in loans to the property investment and property development sectors as well as to financial concerns. Advances to manufacturers grew by 8.4 per cent and trade finance increased by 16.8 per cent.

The strong labour market continued to sustain individual demand. We launched a series of successful consumer finance marketing campaigns, which contributed to the 43 per cent increase in personal loans. Card business also performed well with cardholder spending, card advances and card base growing by 21.1 per cent, 20.2 per cent and 8.9 per cent respectively. Residential mortgage lending remained highly competitive, but we effectively leveraged our premium services to expand our business.

The ongoing strength of the Mainland economy helped us grow Mainland lending by 63.8 per cent, which underpinned the 46.2 per cent rise in loans for use outside Hong Kong to HK$32,442 million.

Total loan impairment allowances as a percentage of gross advances to customers were 0.34 per cent at 31 December 2007, 0.01 percentage point higher than a year earlier. Gross impaired advances as a percentage of gross advances to customers were 0.4 per cent, compared with 0.5 per cent at the end of 2006.

Customer deposits, including certificates of deposit and other debt securities in issue, rose by 9.3 per cent to HK$590.6 billion. Hong Kong dollar current and savings accounts and time deposits increased, reflecting a preference for liquidity in an active investment environment. The launch of full renminbi deposit services for local residents and new investment-linked deposit products contributed to strong growth of 188.6 per cent in deposits at Mainland branches.

BUILDING ON OUR ACHIEVEMENTS

Supported by favourable economic conditions, we made significant progress with our roadmap in 2007. Our accomplishments reflect the dedicated efforts of staff and management to exceed expectations.

It gives me particular pleasure to report such strong results as we celebrate 75 years of operating excellence. Hang Seng's four founders established a culture that placed central emphasis on premium service, integrity and professionalism. These values continue to serve us well today.

The Bank's early management displayed a progressive spirit in developing their business to the benefit of customers, the local community and shareholders. As we work to enhance Hang Seng's position as a leading financial institution in Greater China, we remain committed to the same spirit of innovation, pragmatism and sustainable growth.

Looking ahead, economic growth in our markets of operation will be influenced by the wider impact of emerging weaknesses in the US economy as well as increasing inflationary pressures.

However, domestic demand is now a primary driver of growth in Hong Kong and on the Mainland. Moreover, exports should remain solid on the back of stable demand from Europe and Asia. Against this backdrop, we maintain a cautiously confident outlook for the rest of 2008.

To

ACHIEVEMENT

We will further leverage our leading market position and well-known brand to attract new customers and deepen relationships with existing ones.

Supported by our robust wealth management platform, we will enhance our competitiveness through the timely launch of innovative products and services and by offering tailor-made financial planning solutions.

With an expanding Mainland network and enhanced renminbi service offerings, we will focus on better joining up our corporate and commercial banking teams in Hong Kong and on the Mainland to deliver one-stop banking services for our customers.

We will grow our Treasury business by streamlining service delivery, strengthening cross-group cooperation to broader and deeper product penetration, and exploring emerging opportunities on the Mainland. We will take further steps to expand non-interest income.

We will continue with our two-pronged Mainland strategy. Through Hang Seng China we will pursue new avenues of business and expand our customer base. We will open new outlets in cities with high growth potential, expand renminbi service offerings and increase brand-building initiatives. We will capitalise on the synergies created by our strategic partnerships to good effect.

An enduring element of Hang Seng's success has been its willingness to continually set itself higher objectives. Despite the challenging external environment, we remain focused on generating long-term business growth.


2008

Raymond Or
Vice-Chairman and Chief Executive
Hong Kong, 3 March 2008



From CARE

Senior management and staff give through service, volunteering their time to support various charitable organisations and community projects.



Parallel to Hang Seng's business growth has been our investment in enhancing the social and environmental well-being of society. This is rooted in our strong belief in social development.

We share our success with local communities through educational, environmental and social welfare initiatives and by supporting sports and arts development. We adopt sustainable practices within our business and encourage our suppliers and customers to do the same through our procurement, financing and investment policies.

Our committed corporate citizenship is independently acknowledged. In 2001, we became a constituent stock of the FTSE4Good Global Index, which charts the performance of companies that meet international standards of corporate responsibility. The Hong Kong Council of Social Service has recognised us as a Caring Company every year since 2003.

In 2006, the Federation of Hong Kong Industries named us Green Enterprise of the Year, and in 2007 we received the Environmental Excellence award at the Asian CSR Awards organised by the Asian Institute of Management.

Our second corporate responsibility report, published online in May 2007, provides more detail on our principles and activities as regards our relationships with stakeholders. It also serves as an important benchmark for tracking our social and environmental performance.

Key Corporate Responsibility Statistics for 2007

- Giving HK$22 million in donations and community sponsorships
- Contributing over 9,600 volunteer hours
- Planting 10,000 trees
- Recycling about 25,000 items of used office equipment and furniture

BUILDING A STRONGER COMMUNITY

Since 1998, we have provided more than HK$200 million in financial support for various corporate citizenship programmes, including HK$22 million in 2007.

We are a long-term supporter of The Community Chest of Hong Kong, which provides funding for 143 local welfare agencies. Since 1987, we have given about HK$45 million to The Chest to help support those in need. We are a sponsor of the annual Community Chest Dress Special Day and, including staff donations, have raised a total of HK$9.6 million over the past 10 years.



We facilitate charitable giving by our customers through our e-Donation service, which we established in December 2001. By the end of 2007, donations made through this online channel had reached nearly HK$9 million.

Senior management and staff also give through service, volunteering their time to support various charitable organisations and community projects. In 2007, our Staff Volunteer Team logged over 9,600 hours through their participation in a wide range of activities, including tree-planting and hill fire prevention work, mooncake making and hairdressing services for the elderly, museum visits for disadvantaged children, and visiting those at home alone during festival holidays.

Education As The Foundation

With the aim of promoting positive values among tomorrow's leaders, youth development initiatives remain the foundation of our efforts to help build a better society.

Since 1996, we have allocated more than HK$82 million to scholarship schemes and development programmes, enabling over 1,200 young people from Hong Kong and mainland China, including 160 in 2007, to undertake studies at leading tertiary education institutions.

Through such efforts, we contribute to sustainable development by nurturing talent in a broad range of fields. In 2007, we established 11 scholarships for students pursuing environment-related studies at universities on the Mainland.

Through the Hang Seng Bank Social Entrepreneurship Programme we helped over 300 secondary school students to increase their environmental awareness and develop entrepreneurial skills. Under the '4Rs' theme (reduce-replace-reuse-recycle), students were asked to generate proposals for businesses that improve the environment and conserve natural resources.

We partnered with the Hong Kong Federation of Youth Groups for the first time in 2007 to launch the Hang Seng Bank National Education Series. This initiative provides Hong Kong students from low-income families with opportunities to participate in Mainland exchange programmes. In April, 50 students took part in a trip to Beijing to learn more about preparations for the 2008 Olympic Games. The participants met with Olympic volunteers and had the opportunity to watch national athletes train.

In August, we worked with The Pathways Foundation to organise an 'Inspiration Day' for nearly 100 children with dyslexia or other learning disabilities to encourage them to develop their talents. Over 80 works of art created by some of the children were on display at the event. Other participants gave dramatic and musical performances for the attendees.

We are partnering with Friends of the Earth (Hong Kong) and The Hong Kong University of Science and Technology to organise the Eco-Explorer Programme, which encourages students to experience nature and learn more about the environment through in-the-field observation and research.

To inspire ethical leadership and promote strong principles among young people, we sponsored the New Leaders


Asian CSR Awards 2007
Winner Environmental Excellence




www.Eco-Explorer.hk

Programme, organised by Junior Achievement Hong Kong, for the third consecutive year in 2007. Bank volunteers actively participated in the programme by running workshop sessions and guiding students in ethical decision-making.

Since 1999, we have supported the Ming Pao Student Reporters Programme, which uses journalism training and news reporting activities to enhance civic awareness among secondary school students. By the end of 2007, over 4,600 students had completed the programme.

Fit For Life

Our commitment to sports development reflects a desire to promote good health and a sense of personal achievement as well as the importance of teamwork, fair play and setting goals.

Since 1991, we have helped promising young table tennis players and coaches to hone their talents, donating a total of HK$25 million to training and development programmes. In 2001, we established the Hang Seng Table Tennis Academy, the first organisation of its kind in Hong Kong, which has organised over 2,000 activities to benefit more than 113,000 individuals. In 2007, nearly 12,500 people participated in one or more of over 350 Academy courses and events.

We are also proud to reward Hong Kong athletes who achieve excellence at major national and international games, including the Olympics and Paralympics. Through the Hang Seng Athlete Incentive Awards Scheme, we match the financial incentives given to outstanding athletes by the Hong Kong Sports Institute on a dollar-for-dollar basis. Since 1996, we have awarded over HK$3.2 million to 81 local sporting heroes.

A GREEN BANK

We conduct our business in an environmentally responsible manner and are continually looking for ways in which to improve our environmental performance. This includes reducing our ecological footprint, increasing public awareness of environmental issues and having a positive influence on the environmental practices of our customers and business partners. We also contribute to broader initiatives by supporting green groups such as WWF Hong Kong, Friends of the Earth (Hong Kong), Green Power and The Conservancy Association.

We established an Environmental Committee in 2003, which implements and monitors our environmental management system. In 2005, we became the first local financial institution to gain ISO 14001 certification, and, in 2007, we became carbon neutral.

As part of our commitment to working with the business community on environmental issues, in June 2007 we launched the Hang Seng Bank Pearl River Delta Environmental Awards in partnership with the Federation of Hong Kong Industries. Designed to acknowledge and reward sound environmental practices by manufacturing companies in Hong Kong and the Pearl River Delta region, the awards attracted entries from more than 110 companies undertaking nearly 340 projects in its inaugural year.

Bank volunteers from Hong Kong, the Mainland and Macau travelled to Yunnan province to participate in constructing 200 biogas toilets that will provide renewable energy to about 1,000 villagers and save 500 tons of firewood every year, the equivalent of about 20 acres of forest. The project will also reduce annual carbon dioxide emissions by 2,500 tons.

We continually strive to reduce our consumption of natural resources and choose recycled or environmentally friendlier materials whenever possible. In addition to our in-house recycling schemes for paper, plastic, aluminium cans and used batteries, we make efforts to responsibly dispose of IT equipment and other office items that we can no longer use.

In 2007, we recycled more than 14,400 toner cartridges and donated over 2,400 items of serviceable IT hardware and related accessories to charitable organisations.

Following the sale of more than 8,000 pieces of old furniture from our head office, we donated the HK$200,000 proceeds to Friends of the Earth (Hong Kong) to support its 'A Green New Year for a Sustainable Future' campaign, which aimed to raise public awareness about how to celebrate Chinese New Year in an environmentally responsible manner.

We employ technology to help save resources by promoting the use of electronic transaction and communications channels.

In February 2005, we launched our e-Statement service, under which customers can switch from paper to electronic format account statements. Similar initiatives were introduced for shareholder communications documents and investment advice notices in 2006 and 2007 respectively. More than 172,000 Personal e-Banking customers and 2,700 shareholders now receive materials in electronic format, resulting in an annual saving of about 8 million sheets of paper.

We promote sustainable development by making social and environmental considerations an important element of our financing decisions. We include environmental factors in our credit assessments and support the Equator Principles, which address social and environmental risks in project financing. We also follow sector-specific guidelines for financing activities in ecologically sensitive industries such as forestry, chemicals and freshwater infrastructure.

As part of our commitment to conserving biodiversity, we comply with the sustainability principles set out in WWF Hong Kong's *Seafood Guide*, and do not serve shark's fin, endangered reef fish species or black moss at any Hang Seng function.

We make use of e-auction and e-procurement systems to reduce paper consumption and lead times. Our tender and agreement documents require suppliers to establish an environmental policy and all potential new suppliers must undergo an evaluation which includes consideration of environmental performance.

We are a participant in the Carbon Disclosure Project, which provides a forum for the world's largest institutional investors to collectively consider the business implications of climate change.

Environmental Performance

	2007	2006	2005	2004	2003	2007 vs 2006	2007 vs 2005
Greenhouse gas emissions per person* (tonnes CO_2/FTE)	**3.30**	3.30	3.61	3.62	3.72	0	-8.59%
Greenhouse gas emissions per m^2* (tonnes CO_2/m^2)	**0.20**	0.20	0.21	0.21	0.22	0	-4.79%
Greenhouse gas emissions* (kilotonnes CO_2)	**26.7**	25.3	26.4	26.2	26.4	+5.53%	+1.14%
Electricity consumption (GWh)	**35.9**	34.1	33.3	32.9	32.8	+5.25%	+7.78%
Gas consumption (GWh)	**0.70**	0.82	0.86	0.86	0.97	-14.63%	-18.60%
Water consumption (000 m^3)	**54.1**	70.4	91.1	100.6	130.6	-23.15%	-40.61%
Paper/cardboard waste recycled (tonnes)	**1,023.8**	794.1	828.5	798.7	759.0	28.93%	23.57%
IT/electrical waste reused (tonnes)	**59.0**	41.7	38.8	37.0	32.6	41.49%	52.06%
General office waste (tonnes)	**522.8**	591.0	532.7	941.9	1,004.9	-11.54%	-1.86%

Data coverage: Hang Seng Bank's Hong Kong operations

Remarks:
FTE : full-time equivalent m^2 : square metres CO_2: carbon dioxide   GWh : gigawatt-hours m^3 : cubic metres
* Hang Seng achieved carbon neutrality in 2007

Hang Seng is committed to high standards of corporate governance. The Bank follows all the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year.

BOARD OF DIRECTORS

The Board

At 3 March 2008, the Bank's Board consisted of 16 Directors. The Board has collective responsibility for leadership and control of, and for promoting the success of, the Bank by directing and supervising the Bank's affairs.

The types of decisions which are to be taken by the Board include those relating to:

- Annual plans and performance targets;
- Specified senior appointments;
- Acquisitions and disposals above predetermined thresholds; and
- Any substantial change in balance sheet management policy.

Chairman And Chief Executive

The roles of Chairman of the Board and Chief Executive of the Bank are segregated, with a clear division of responsibilities. The Chairman of the Board is an independent non-executive Director who is responsible for the leadership and effective running of the Board. The Chief Executive of the Bank is an executive Director who exercises all the powers, authorities and discretions of the Executive Committee as may be delegated to him in respect of the Bank and its subsidiaries.

Board Composition

The Board comprises three executive Directors and 13 non-executive Directors. Of the 13 non-executive Directors, nine are independent non-executive Directors. All the independent non-executive Directors meet the guidelines for assessment of independence as set out in Rule 3.13 of the Listing Rules.

Members of the Board of the Bank, who come from a variety of different backgrounds, have a diverse range of business, banking and professional expertise. Brief biographical particulars of all Hang Seng Directors, together with information relating to the relationship among them, are set out in the "Biographical Details of Directors" section under the Bank's 2007 Annual Report.

Board Process

Regular Board/Committee meeting schedules for each year are made available to all Directors/Committee members at the beginning of the year. In addition, notice of meetings will be given to all Directors prior to each Board meeting, normally at least 14 days in advance.

Other than regular Board meetings, in 2007, the Chairman also met with non-executive Directors, including independent non-executive Directors, without the presence of executive Directors to discuss matters of particular interest.

All Directors have access to the Company Secretary who is responsible for ensuring that the Board procedures, and related rules and regulations, are followed.

Under the Articles of Association of the Bank, a Director shall not vote or be counted in the quorum in respect of any contract, arrangement, transaction or other proposal in which he or his associate(s), is/are materially interested.

Minutes of Board/Committee meetings are kept by the Company Secretary and are open for inspection by Directors.

Appointments, Re-election And Removal

The Bank's Articles of Association provide that each Director is required to retire by rotation once every three years and that one-third (or the number nearest to one-third) of the Directors shall retire from office every year during the Bank's Annual General Meeting. A Director's specific term of appointment, therefore, cannot exceed three years. Retiring Directors shall be eligible for re-election at the Annual General Meeting of the Bank.

Hang Seng uses a formal, considered and transparent procedure for the appointment of new Directors. Before a prospective Director's name is formally proposed, the opinions of the existing Directors (including the independent non-executive Directors) are sought. After considering the proposal for the appointment of a new Director, the Executive Committee will make its recommendation to the Board for further decision. In accordance with the requirement under the Banking Ordinance, approval from the Hong Kong Monetary Authority ("HKMA") will also be obtained. All new Directors are subject to election by shareholders of the

Bank at the next scheduled Annual General Meeting after their appointments become effective.

In 2007, Dr Raymond K F Ch'ien was appointed an independent non-executive Director and the Chairman, and Mr Alexander A Flockhart was appointed a non-executive Director of the Bank. The appointments were approved by the Board in August 2007.

Responsibilities Of Directors

The Bank regularly reminds all Directors of their functions and responsibilities. Through regular Board meetings, all Directors are kept abreast of the conduct, business activities and development of the Bank.

Induction programmes are arranged for newly appointed Directors. All Directors are given opportunities to update and develop their skills and knowledge.

All Directors have full and timely access to all relevant information about the Bank so that they can discharge their duties and responsibilities as Directors. There are established procedures for Directors to seek independent professional advice on Bank-related matters where appropriate. All costs associated with obtaining such advice will be borne by the Bank. In addition, each Director has separate and independent access to the Bank's senior management.

The Bank has adopted a Code for Securities Transactions by Directors on terms no less exacting than the required standards set out in the Model Code for Securities Transactions by Directors of Listed Issuers (set out in Appendix 10 to the Listing Rules). Specific enquiries have been made with all Directors (including those who have ceased to be Directors or who have become Directors during the year ended 31 December 2007) who have confirmed that they complied with the Bank's Code for Securities Transactions by Directors at all the applicable times for the period from 1 January 2007 to 31 December 2007 (both dates inclusive).

The interests in Group securities, including HSBC Holdings plc and the Bank, held by Directors as at 31 December 2007 are disclosed in the Directors' Report attached to the Bank's 2007 Annual Report.

Board Members' Attendance

Name	**Number of Board meetings held during the Director's term of office in 2007**	Number of meetings attended
Dr Raymond K F Ch'ien* *(Appointed as Director and Chairman on 6 August 2007)*	2	2
Mr Raymond C F Or *(Vice-Chairman and Chief Executive)*	7	6
Mr Edgar D Ancona#	7	6
Mr John C C Chan*	7	7
Mr Patrick K W Chan *(Executive Director and Chief Financial Officer)*	7	7
Dr Y T Cheng*	7	6
Dr Marvin K T Cheung*	7	4
Mr Alexander A Flockhart# *(Appointed as Director on 6 August 2007)*	2	2
Mr Jenkin Hui*	7	7
Mr Peter T C Lee*	7	6
Dr Eric K C Li*	7	6
Dr Vincent H S Lo#	7	4
Mr Joseph C Y Poon *(Managing Director and Deputy Chief Executive)*	7	7
Dr David W K Sin*	7	5
Mr Michael R P Smith# *(Resigned as Director with effect from the close of business on 15 June 2007)*	4	4
Mr Richard Y S Tang*	7	7
Mr Peter T S Wong#	7	5

* Independent non-executive Directors

\# Non-executive Directors

DELEGATION BY THE BOARD

Management Functions And Board Committees

The Board has set up three committees: the Executive Committee, the Audit Committee and the Remuneration Committee.

Each of these committees has specific written terms of reference which deal clearly with their authority and duties. All committees, except the Executive Committee, are comprised solely of independent non-executive Directors.

BOARD		
Executive Committee	**Audit Committee**	**Remuneration Committee**
Members: Mr Raymond C F Or (Chairman) Mr Joseph C Y Poon Mr Patrick K W Chan Mr William W Leung Mrs Dorothy K Y P Sit	Members: Dr Eric K C Li (Chairman) Mr Richard Y S Tang Dr Marvin K T Cheung	Members: Mr John C C Chan (Chairman) Mr Jenkin Hui Mr Peter T C Lee

The **Executive Committee** meets each month and operates as a general management committee under the direct authority of the Board. It exercises the powers, authorities and discretions of the Board in so far as they concern the management and day-to-day running of the Bank in accordance with its terms of reference and such other policies and directives as the Board may determine from time to time. The Executive Committee also sub-delegates credit, investment and capital expenditure authorities to its members.

The **Audit Committee** meets regularly, normally four times a year, with the senior financial, internal audit and compliance management and the external auditors to consider the Bank's financial reporting, the nature and scope of audit reviews and the effectiveness of the systems of internal control and compliance. It is also responsible for the appointment, reappointment, removal and remuneration of external auditors. The Audit Committee reports to the Board following each Audit Committee meeting, drawing the Board's attention to salient points that the Board should be aware of, identifying any matters in respect of which it considers that action or improvement is needed and making relevant recommendations.

The **Remuneration Committee** considers human resource issues and makes recommendations to the Board on the Bank's policy and structure for remuneration of Directors and senior management. It meets at least twice a year.

Committee Members' Attendance

	Number of meetings attended during 2007		
Name	**Executive Committee**	**Audit Committee**	**Remuneration Committee**
Mr Raymond C F Or	12 out of 12	–	–
Mr John C C Chan*	–	–	2 out of 2
Mr Patrick K W Chan	12 out of 12	–	–
Dr Marvin K T Cheung*	–	3 out of 5	–
Mr Jenkin Hui*	–	–	2 out of 2
Mr Peter T C Lee*	–	–	2 out of 2
Dr Eric K C Li*	–	5 out of 5	–
Mr Joseph C Y Poon	11 out of 12	–	–
Mr Richard Y S Tang*	–	5 out of 5	–
Mr Peter T S Wong# (Note)	7 out of 7	–	–
Mr William W Leungø	11 out of 12	–	–
Mrs Dorothy K Y P Sitø	12 out of 12	–	–

* Independent non-executive Directors
\# Non-executive Director
ø General Managers
(Note: Mr Peter T S Wong ceased to be a member of the Executive Committee on 1 August 2007. During 2007, Mr Wong's alternates attended four meetings.)

REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

The Level And Make-up Of Remuneration And Disclosure

The Remuneration Committee is responsible for the policy on remuneration of Directors and senior management.

The Remuneration Committee held two meetings in 2007. The work performed by the Committee during 2007 included:

- Reviewing the fees payable to the Directors and the members of the Board's Committees of the Bank and its subsidiaries;
- Reviewing the remunerations of the executive Directors and senior management of the Bank and the Directors of the Bank's subsidiaries;
- Reviewing the proposed bonus pool under the Variable Incentive Scheme of the Bank;
- Reviewing the policy for the fees payable to independent non-executive Directors of the Bank's insurance subsidiaries;
- Determining the fees payable to the Directors, Supervisor, and members of the Audit Committee and Connected Transactions Control Committee of the Bank's newly incorporated subsidiary on the Mainland;
- Reviewing special salary increases and special payment of the Bank's staff for 2007; and
- Reviewing general and special salary increases of the Bank's staff for 2008.

The Bank's policy on remuneration is to maintain fair and competitive packages based on business needs and industry practice. For determining the level of fees paid to members of the Board of Directors, market rates and factors such as each Director's workload and required commitment will be taken into account. The following factors are considered when determining the remuneration packages of Executive Directors:

- Business needs;
- General economic situation, including GDP growth and local inflation rates;
- Changes in appropriate markets, e.g. supply/demand fluctuations and changes in competitive conditions;
- Individual contributions to results as confirmed in the performance appraisal process; and
- Retention considerations and individual potential.

During the process of consideration, no individual Director was involved in decisions relating to his/her own remuneration.

The present scale of Director's fees, and additional fees for membership on the Audit Committee and Remuneration Committee, is outlined below:

	Amount
Board of Directors: Director's annual fees	
Chairman	HK$230,000
Vice-Chairman	HK$150,000
Other directors	HK$150,000
Audit Committee: Additional annual fees	
Chairman	HK$120,000
Other members	HK$80,000
Remuneration Committee: Additional annual fees	
Chairman	HK$60,000
Other members	HK$40,000

Information relating to the remuneration of each Director for 2007 is set out in Note 19 to the Bank's 2007 Financial Statements.

ACCOUNTABILITY AND AUDIT

Financial Reporting

The Board aims at making a balanced, clear and comprehensive assessment of the Bank's performance, position and prospects. An annual operating plan is reviewed and approved by the Board on a yearly basis. Reports on monthly financial results, business performance and variances against the approved annual operating plan are submitted to the Board at each Board meeting for regular monitoring.

Strategic planning cycles are generally from three to five years. The Bank's Strategic Plan for 2008 to 2012 was reviewed by the Bank's Board in January 2008.

The annual and interim results of the Bank are announced in a timely manner within the limits of three months and two months respectively after the end of the relevant periods.

The Directors acknowledge their responsibility for preparing the accounts of the Bank. As at 31 December

2007, the Directors are not aware of any material uncertainties relating to events or conditions which may cast significant doubt upon the Bank's ability to continue as a going concern. Accordingly, the Directors have prepared the financial statements of the Bank on a going-concern basis.

The responsibilities of the external auditors with respect to financial reporting are set out in the Independent Auditor's Report attached to the Bank's 2007 Financial Statements.

Internal Controls

System And Procedures

The Directors are responsible for internal control at the Bank and its subsidiaries and for reviewing its effectiveness.

The Bank's internal control system comprises a well-established organisational structure and comprehensive policies and standards. Areas of responsibilities for each business and operational unit are clearly defined to ensure effective checks and balances.

Procedures have been designed for safeguarding assets against unauthorised use or disposition; for maintaining proper accounting records; and for ensuring the reliability of financial information used within the business or for publication. The procedures provide reasonable but not absolute assurance against material errors, losses or fraud. Procedures have also been designed to ensure compliance with applicable laws, rules and regulations.

Systems and procedures are in place in the Bank to identify, control and report on the major types of risks the Bank faces. Business and functional units are responsible for the assessment of individual types of risk arising under their areas of responsibility, the management of the risks in accordance with risk management procedures and reporting on risk management. The relevant risk management reports are submitted to Executive Committee, Audit Committee, Asset and Liability Management Committee and Credit Committee, and subsequently to the Board for monitoring the respective types of risk. The Board will also approve risk management policies and major risk control limits.

More detailed discussions on the policies and procedures for management of each of the major types of risk the Bank faces, including credit, market, liquidity and operational risks, are included in the risk management section of the "Financial Review" section under the Bank's 2007 Annual Report, and in Note 62 to the Bank's 2007 Financial Statements.

Annual Assessment

A review of the effectiveness of the Bank's internal control system covering all controls, including financial, operational and compliance and risk management controls, is conducted annually. The review at the end of 2007 was conducted with reference to the COSO (The Committee of Sponsoring Organisations) internal control framework, which assesses the Bank's internal control system against the five elements of control environment, risk assessment, control activities, communication and monitoring. The result has been reported to the Audit Committee and the Board.

Internal Audit

Internal audit plays an important role in the Bank's internal control framework. It monitors the effectiveness of internal control procedures and compliance with policies and standards across all business and operational units. All management letters from external auditors and reports from regulatory authorities will be reviewed by the Audit Committee and all recommendations will be implemented. Management is required to annually provide the internal audit function with written confirmation that it has acted fully on all recommendations made by external auditors and regulatory authorities. The internal audit function also advises management on operational efficiency and other risk management issues. The work of the internal audit function is focused on areas of greatest risk to the Bank as determined by risk assessment. The head of internal audit of the Bank reports to the Chairman and the Audit Committee.

External Auditors

The Bank's external auditor is KPMG. The Audit Committee is responsible for making recommendations to the Board on the appointment, reappointment, removal and remuneration of the external auditor. The external auditor's independence and objectivities are also reviewed and monitored by the Audit Committee.

During 2007, fees paid to the Bank's external auditor for audit services totalled HK$11.8 million, compared with HK$11.2 million in 2006. For non-audit services, the fees paid amounted to HK$6.6 million, compared with HK$2.9 million in 2006. The significant non-audit service assignments covered by these fees include the following:

Nature of service	Fees paid (HK$m)
Other assurance services	6.1
Tax services	0.5
	6.6

Audit Committee

The Audit Committee assists the Board in meeting its responsibilities for ensuring an effective system of internal control and compliance, and in meeting its external financial reporting obligations.

The Audit Committee held five meetings in 2007. The work performed by the Committee during 2007 included:

- Reviewing the Directors' Report and full-year financial statements for the year ended 31 December 2006 and the annual results announcement;
- Reviewing the interim financial statements for the six months ended 30 June 2007 and the interim results announcement;
- Reviewing the recently issued accounting standards, and the progress of implementation work relating to the Sarbanes-Oxley Act and Basel II;
- Reviewing the outsourcing activities;
- Reviewing the establishment of an audit committee of the Bank's wholly-owned subsidiary incorporated on the Mainland;
- Reviewing the internal audit plan for 2008;
- Reviewing essential matters or high-level reports relating to financial control, internal audit, credit and compliance, and the system of internal control, and discussing these with management;
- Reviewing regular risk management reports; and
- Monitoring the staffing and resources of the Bank's internal Audit Division.

COMMUNICATION WITH SHAREHOLDERS

Effective Communication

The Bank attaches great importance to communications with shareholders and a number of means are used to promote greater understanding and dialogue with investment audiences. The Bank holds group meetings with analysts to announce its annual and interim results. The results announcements are also broadcast live via webcast. Apart from the above, designated senior executives maintain regular dialogue with institutional investors and analysts to keep them abreast of the Bank's development. Including the two results announcements, a total of 96 meetings with 208 analysts and fund managers from 74 companies were held in 2007. The Bank's Vice-Chairman and Chief Executive and Executive Director and Chief Financial Officer made presentations at major investor forums held in Hong Kong and overseas. The Bank's website www.hangseng.com contains an investor relations section which offers timely access to the Bank's press releases and other business information.

The Annual General Meeting provides a useful forum for shareholders to exchange views with the Board. The Bank's Chairman, executive Directors, Chairman of the Audit Committee and non-executive Directors are available at the Annual General Meeting to answer questions from shareholders. Separate resolutions are proposed at general meetings for each substantial issue, including the election of individual Directors. Procedures for voting by poll, which comply with the Listing Rules and the Articles of Association of the Bank, are set out in the circular to shareholders dispatched together with the Annual Report.

The Bank's last Annual General Meeting of shareholders was held on Wednesday, 2 May 2007 at 3:30pm at the Penthouse of Hang Seng Bank Headquarters, 83 Des Voeux Road Central, Level 24, Hong Kong. All the resolutions proposed at that meeting were approved by shareholders of the Bank by poll voting. Details of the poll results are available under the investor relations section of the Bank's website www.hangseng.com.

The next Annual General Meeting of shareholders will be held on Thursday, 24 April 2008. Shareholders may refer to the "Corporate Information and Calendar" section under the Bank's 2007 Annual Report for a calendar of other important dates for shareholders in the financial year 2008.

OTHER INFORMATION

The Annual and Interim Reports contain comprehensive information on business strategies and developments. Discussions and analyses of the Bank's performance during 2007 and the material factors underlying its results and financial position can be found in the Business in Hong Kong and on the Mainland sections and the Financial Review section in the Bank's 2007 Annual Report.

Material Related Party Transactions And Contracts Of Significance

The Bank's material related party transactions are set out in Note 61 to the 2007 Financial Statements. These transactions include those that the Bank has entered into with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities, including the acceptance and placement of interbank deposits, correspondent banking transactions, off-balance sheet transactions, and the provision of other banking and financial services.

The Bank uses the IT services of, and shares an automated teller machine network with, The Hongkong and Shanghai Banking Corporation Limited, its immediate holding company. The Bank also shares IT and certain processing services with fellow subsidiaries on a cost recovery basis. For 2007, the Bank's share of the costs include HK$130 million for system development services, HK$24 million for printing and stationery, HK$130 million for data processing, and HK$60 million for administrative services.

The Bank maintains a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator. As part of its ordinary course of business with other financial institutions, the Bank also markets Mandatory Provident Fund products and distributes retail investment funds for fellow subsidiaries, with a fee income of HK$70 million and HK$101 million respectively in 2007. Hang Seng Investment Management Limited, a wholly owned subsidiary of the Bank, manages in the ordinary course of its business a fund administered by a fellow subsidiary, to whom management fee rebates were made. The rebate for 2007 amounted to HK$96 million.

On 25 September 2007 ("Completion Date"), the acquisition of 50% of the issued share capital of Hang Seng Life Limited ("HSLL") from a fellow subsidiary by Hang Seng Insurance Company Limited ("HSIC"), a wholly-owned subsidiary of the Bank, was completed. At present, HSLL is a wholly owned subsidiary of HSIC. The details of the above acquisition are set out in "Disclosure of Connected Transaction and Continuing Connected Transactions in accordance with Rules 14A.45-46 of the Listing Rules" section below.

Prior to the Completion Date, HSLL subscribed to management services provided by a fellow subsidiary on a cost recovery basis and, for the period ended on the Completion Date, HSLL's share of the costs amounted to HK$101 million. HSLL also used the investment management services of a fellow subsidiary, and fees paid for the period ended on the Completion Date, amounted to HK$45 million.

The Bank also sold life insurance products issued by HSLL, prior to the Completion Date, and the commission income derived from the sale of such products amounted to HK$622 million for the period ended on the Completion Date.

These transactions were entered into by the Bank in the ordinary and usual course of business on normal commercial terms, and in relation to those which constitute connected transactions under the Listing Rules, they also comply with applicable requirements under the Listing Rules. The Bank regards its usage of the IT services of The Hongkong and Shanghai Banking Corporation Limited (amount of IT services cost incurred for 2007: HK$472 million), and the sale of life insurance products issued by HSLL prior to the Completion Date, as contracts of significance for 2007.

Disclosure Of Connected Transaction And Continuing Connected Transactions In Accordance With Rules 14A.45-46 Of The Listing Rules

Connected Transaction

On 22 June 2007, HSIC, a wholly-owned subsidiary of the Bank, entered into an acquisition agreement with HSBC Insurance (Asia-Pacific) Holdings Limited ("INAH"), an indirect wholly-owned subsidiary of HSBC Holdings plc ("HSBC"), pursuant to which HSIC has conditionally agreed to acquire 50% of the issued share capital of HSLL, for a purchase price of HK$2,400 million (the "Acquisition"). The principal business of HSLL is the provision of life insurance services to customers in Hong Kong.

INAH is a connected person of the Bank by virtue of HSBC's indirect shareholding of shares in the Bank representing approximately 62.14% of its issued share capital. Therefore, the Acquisition constituted a connected transaction of the Bank and was subject to the reporting, announcement and independent shareholders' approval requirements in respect of connected transactions under the Listing Rules. As the applicable percentage ratios exceeded 5%, but were less than 25%, the Acquisition also constituted a discloseable transaction for the Bank.

As part of the long term development of the Bank's wealth management and insurance business, the Directors considered there to be a strong business case in acquiring the remainder of the life insurance business of HSLL from INAH. The Directors also considered that the Acquisition would enhance the profit growth of the Bank.

In addition, the Acquisition will grant the Bank a greater degree of flexibility in term of its product strategy, and place the Bank in a stronger position to mitigate any negative impact on the Bank's profits that may arise in the event of a switch in product or marketing focus from the investment business line to the insurance business line of its wealth management business.

The Acquisition was completed on 25 September 2007. At present, HSLL is an indirect wholly-owned subsidiary of the Bank.

The relevant announcement and circular containing the details of the Acquisition were issued by the Bank on 22 June 2007 and 13 July 2007 respectively as required by the Listing Rules. Independent shareholders' approval for the Acquisition was obtained at an extraordinary general meeting held by the Bank on 1 August 2007.

Continuing Connected Transactions

(a) On 22 June 2007, HSLL entered into a new management services agreement ("New Management Services Agreement") with HSBC Life (International) Limited ("INHK"), a wholly-owned subsidiary of INAH. Pursuant to the New Management Services Agreement, INHK will continue to provide certain management services, being services related to risk management, back office processing and administration, development and pricing for selected products, information technology and business recovery, financial control and actuarial services, to HSLL to enable HSLL to conduct its life insurance business following the completion of the Acquisition. INHK will provide the management services to HSLL for a term of three years.

    INHK will charge HSLL for the provision of the services on a fully absorbed cost basis plus a mark-up of 5%. These charges have been determined following negotiation on an arm's length basis and in accordance with the policy of HSBC Group, which takes into account the transfer pricing guidelines of UK and the Organisation for Economic Co-operation and Development.

    The New Management Services Agreement also provides that HSLL may assign to one or more of the wholly-owned subsidiaries of the Bank the benefits of and interests and rights in or arising under the New Management Services Agreement and may elect to have one or more such subsidiary to receive and pay for the management services or perform any of its duties or obligations under the New Management Services Agreement without obtaining the prior consent of INHK.

(b) On 22 June 2007, HSLL also entered into a new investment management agreement ("New Investment Management Agreement") with HSBC Investments (Hong Kong) Limited ("ISHK"), a wholly-owned subsidiary of HSBC, pursuant to which ISHK will continue to act as investment manager in respect of certain of HSLL's assets held from time to time to maintain business continuity of HSLL. ISHK will provide investment management services to HSLL for a term of three years.

    HSLL will pay to ISHK a fee of between 0.17% and 0.375% per annum of the mean value of the assets under management, which has been determined on an arm's length basis.

    The New Investment Management Agreement also provides that HSLL may assign to one or more of the wholly-owned subsidiaries of the Bank the benefits of and interests and rights in or arising under the New Investment Management Agreement and may elect to have one or more such subsidiary to receive and pay for the services or perform any of its duties or obligations under the New Investment Management Agreement without obtaining the prior consent of ISHK.

INHK and ISHK are connected persons of the Bank by virtue of HSBC's indirect shareholding of shares in the Bank representing approximately 62.14% of its issued share capital. Therefore, the New Management Services Agreement and the New Investment Management Agreement (collectively "the New Agreements") constituted continuing connected transactions for the Bank under the Listing Rules. Details of the Bank's entering into the New Management Services Agreement and the New Investment Management Agreement were announced on 22 June 2007.

As part of the plan of the Bank to rationalise its insurance business structure, HSLL's long term insurance business has been integrated into that of HSIC. In respect of HSLL's transfer of its entire portfolio of long term insurance business to HSIC under section 24 of the Insurance Companies Ordinance, HSLL and HSIC applied to the High Court for an order to sanction the scheme of transfer of long term insurance business from HSLL to HSIC ("the Scheme"). The Scheme was sanctioned by the High Court and the relevant sealed Court order dated 8 November 2007 was granted by the High Court. A long term insurance business licence was granted to HSIC by the Insurance Authority on 16 November 2007. All rights and obligations under the agreements entered into between HSLL and the third parties have then been novated to HSIC pursuant to the Court order. These agreements include, among others, the New Management Services Agreement and the New Investment Management Agreement.

For the year ended 31 December 2007, the aggregate amounts paid under the New Management Services Agreement and the New Investment Management Agreement were HK$32.7 million and HK$12.6 million respectively.

In respect of the above continuing connected transactions (the "Continuing Connected Transactions"), all the independent non-executive Directors of the Bank have reviewed the transactions and confirmed that the transactions have been entered into:

(1) in the ordinary and usual course of business of the Group;

(2) on normal commercial terms; and

(3) in accordance with the New Agreements on terms that are fair and reasonable and in the interests of the Bank and its shareholders as a whole.

The external auditors of the Bank also confirmed that the Continuing Connected Transactions:

(1) have been approved by the respective Boards of Directors of the Bank, HSLL and HSIC;

(2) have agreements in place governing the Continuing Connected Transactions;

(3) have been entered into in accordance with the pricing terms of the relevant agreements governing the Continuing Connected Transactions; and

(4) have not exceeded the annual cap amount as set out in the relevant agreements governing the Continuing Connected Transactions and referred to in the announcement released by the Bank dated 22 June 2007 relating to the Continuing Connected Transactions.

Human Resources

The human resources policies of the Bank are designed to attract people of the highest calibre and to motivate them to excel in their careers, as well as uphold the Bank's brand equity and culture of quality service.

Employee Statistics

As at 31 December 2007, the Bank's total headcount was 9,282, reflecting an increase of 784, or 9.23 per cent, compared with a year earlier. The total comprised 966 executives, 3,409 staff officers and 4,907 clerical and non-clerical staff.

Employee Remuneration

Compensation packages take into account levels and composition of pay in the markets in which the Bank operates. Salaries are reviewed in the context of individual and business performance, market practice, internal relativities and competitive market pressures.

Under appropriate circumstances, performance-related variable pay is provided as an incentive for staff. In 2007, incentive payments were made to staff members who had chosen to join the Bank's New Annual Pay Scheme with variable bonus under performance-based remuneration strategy.

Since 1999, the Bank has participated in the HSBC Holdings Savings-related Share Option Plan (Sharesave), under which staff members can make monthly savings for the purchase of HSBC Group shares at a discounted price after a specified period. For Sharesave 2007, 3,918 staff members had subscribed to the plan.

Other incentive awards were also made. More than 1,400 staff with outstanding performance and/or good potential were rewarded with HSBC Group shares or cash award in 2007.

Employee Involvement

Communication with staff is a key aspect of the Bank's policies. Information relating to employment matters, the Bank's business direction, and strategies and factors affecting the Bank's performance are conveyed to staff via different channels, including interchange sessions, focus group meetings, an intranet site, in-house magazines, morning broadcasts and training programmes.

A bankwide Staff Opinion Survey was conducted in October 2007 to seek employees' view on making the Bank a better organisation. Follow up activities were organised to ensure employees' feedback would be fully addressed and overall employee engagement be enhanced.

Staff Development

In order to fully develop staff members' potential, the Bank offers a wide range of training programmes that help them fulfill their personal career goals or professional training requirements, including those for regulated businesses and activities, while equipping them to meet future challenges. Two training programmes respectively were awarded American Society for Training and Development (ASTD) "Excellence in Practice" citations.

New staff joining the Bank attend an induction programme that provides them with a better understanding of the history, culture and values of the Bank. Continuous educational development is provided to staff through the Bank's Learning Resource Centre, multi-media programmes, an intranet site, online quizzes, classroom instruction, seminars and branch online videos. Staff members are also encouraged to pursue professional or academic qualifications through the Bank's Education and Professional Qualification Award System.

A number of training courses were organised for all levels of staff of Hang Seng Bank (China) ("HACN"). A seminar covering rules and regulations of mainland China-incorporated foreign bank was also organised for the management team of HACN with the representative of China Banking Regulatory Commission as the speaker.

Leadership talks with renowned speakers were organised for the Bank's executives to provide them with insights of contemporary business and management practices.

The average number of training days per staff member in 2007 was 7 days.

Recruitment And Retention

The employment market continued to be active in 2007. Various resourcing measures and staff retention initiatives were implemented to attract and retain high-quality staff.

As part of the Bank's staff retention programme, packages and career paths for certain job positions have been reviewed to increase career advancement opportunities and ensure market competitiveness. Trainee programmes were developed for jobs in selected functional areas to build pipeline for succession.

Code Of Conduct

To ensure the Bank operates according to the highest standards of ethical conduct and professional competence, all staff are required to strictly follow the Code of Conduct contained in the Staff Handbook. Following the relevant regulatory guidelines and other industry best practices, the Code sets out ethical standards and values to which staff are required to adhere and covers various legal, regulatory and ethical issues. These include topics such as prevention of bribery, dealing in securities, personal benefits, outside employment and anti-discrimination policies.

The Bank uses various communication channels to periodically remind staff of the requirement to adhere to the rules and ethical standards set out in the Code.

Health And Safety

The Bank recognises the need for effective management of health and safety in order to provide a safe working environment. The Bank focuses on identifying health, safety and fire risks in advance, taking any measures necessary to remove, reduce or control material risks of fires and of accidents or injuries to employees and visitors.

The Bank maintained a Communicable Diseases Plan. This sets out the key issues to be addressed and the responses to be taken in the event of a similar occurrence involving a serious communicable disease. To get the Bank prepared for the outbreak of avian influenza, an Avian Influenza Contingency Manual was prepared jointly by various divisions with reference to the SARS experience, and Tamiflu was stockpiled for 100% of the Bank staff in case of an outbreak of avian influenza. Staff have been made aware through various channels of the importance of personal hygiene and health, and informed of the contingency measures to adopt should there be an outbreak.

To promote the importance of work life balance and foster a happy workplace culture, a new Staff Recreation Centre was opened at Mega Site to provide staff members with new facilities for physical exercises and leisure activities. Six thematic workshops on work-life balance and family enrichment were held in 2007 with an aim to address the importance of staff's wellness and promote a healthy life style.





From AIM

We aim for challenging targets to drive our business forward.



We differentiated ourselves from our peers by providing customised financial solutions.



Hang Seng's 2007 results are the product of our proactive, pragmatic approach to business.

We took steps to expand wealth management and lending, both in terms of volume and customer base. We differentiated ourselves from our peers by providing customised financial solutions, innovative products and a broad range of convenient service delivery channels. Our core businesses moved forward with initiatives to develop new streams of income to support continued growth in a variety of market conditions.

We achieved excellent progress with our wealth management business, Treasury made a strong return to profit growth and Commercial Banking moved forward with enhancing its position as the preferred financial partner for small and medium-sized enterprises (SMEs).



The favourable economic conditions underpinned sustained loan demand from both commercial and consumer sectors. We capitalised on this demand to record a HK$29.1 billion, or 10.4 per cent, increase in gross advances to customers to reach HK$309.4 billion.

Customer deposits, including certificates of deposit and other debt securities in issue, grew by 9.3 per cent to HK$590.6 billion. There was a marked preference for Hong Kong dollar current and savings accounts, with customers valuing liquidity in the active investment environment. Time deposits also increased.

PERSONAL FINANCIAL SERVICES

Personal Financial Services' profit before tax rose by 54.2 per cent to HK$11,918 million, contributing 55.5 per cent of our total profit before tax. Operating profit excluding loan impairment charges was up 54.8 per cent at HK$12,139 million.

Our wealth management achievements underpinned strong growth of 94.9 per cent in non interest income.

Net interest income rose by 17.1 per cent, supported by an increase in customer deposits as well as widening deposit spreads.

New product offerings and service delivery channels, increased marketing, and further strengthening of relationship management and sales teams combined with buoyant investment conditions to drive the strong 100.4 per cent growth in wealth management income to HK$8,643 million.

Private Banking exceeded its target of doubling 2005's profit before tax three years ahead of schedule.

Investment services income increased by 147.7 per cent to HK$6,240 million, including an impressive performance by Private Banking which achieved income growth of 196.8 per cent to contribute HK$1,009 million. Life insurance revenue was up 39.2 per cent at HK$2,055 million.

Investment Services

We achieved record highs in income from investment funds and structured investment products as well as in securities turnover.

Securities-related revenue rose 146.6 per cent to HK$1,985 million. We increased transaction convenience by enhancing our e-channels and introducing television and mobile phone-based securities trading platforms. Backed by a series of special promotions, this helped us increase our number of securities accounts by 19.7 per cent and grow trading volume by 148.4 per cent.

We expanded our range of investment funds to meet the various risk appetites and interests of customers. New products launched under the Hang Seng investment fund series included the first Securities and Futures Commission-authorised Islamic fund in Hong Kong and a China-focused consumer sector fund. This helped us outpace market growth of retail investment fund sales in Hong Kong by more than 1.7 times in 2007. Investment fund income rose 110.6 per cent to HK$1,676 million.

Our strong fund management capabilities continued to enjoy independent acknowledgement. Three of our industry sector equity funds were ranked number one by MorningStar Asia and Lipper for their 2007 performance.

Income from structured products rose by 190.8 per cent. We enjoyed particularly strong growth of 172 per cent in sales of equity-linked instruments, supported by a new range of Hang Seng-branded products.

Private Banking continued on its robust growth trend, exceeding its target of doubling 2005's profit before tax three years ahead of schedule through strengthening its relationship management team, range of products and cross-referral mechanisms. Assets under management and customer base increased by 39.8 per cent and 19.8 per cent respectively. Total operating income rose by




PREFERRED


75

109.8 per cent. Profit before tax was up 122.7 per cent at HK$1,239 million – triple that in 2005 and double that in 2006.

Total funds under management rose by 35.5 per cent to HK$144.2 billion.

Insurance

Our continued focus on providing insurance solutions for all life stages helped us maintain a leading market position. We ranked first in Hong Kong in terms of new regular premiums on non-linked insurance products for the first three quarters of 2007 and achieved premium income growth of 24.7 per cent.

We enhanced our strong retirement and medical protection propositions, and took steps to capture a larger share of the younger segment through whole-of-life products such as the Critical Illness Insurance Plan.

We responded to the strong investment conditions with products offering insurance coverage plus a regular income or potential investment returns, including our first unit-linked insurance plan – Invest-select.

In August we obtained independent shareholder approval for wholly owned subsidiary Hang Seng Insurance Company to acquire the remaining 50 per cent of Hang Seng Life from HSBC Insurance (Asia-Pacific) Holdings Limited. The acquisition was completed in September for a consideration of HK$2.4 billion. This move has provided us with greater flexibility with regard to implementing our strategy for continued insurance business growth.

Consumer Lending

Excluding the fall in Government Home Ownership Scheme mortgages, lending to individuals increased by 8.4 per cent.

High employment and falling interest rates supported continuing consumer demand.

A series of effective marketing campaigns and new co-branded credit cards offering privileges at major retail outlets contributed to an 8.9 per cent increase in the card base, with cardholder spending and card advances up 21.1 per cent and 20.2 per cent respectively. Personal loans recorded strong year-on-year growth of 43 per cent and we increased our market share.

In the highly competitive residential mortgage sector, we grew lending by 2.8 per cent. We pursued a strategy of premium service, with our comprehensive e-mortgage channel and the successful promotion of our 'Top-Up' Mortgage helping us to remain among the market leaders.

+100.4%

Wealth Management Income

We enhanced the delivery of our SME services through better use of technology and improved relationship management.



COMMERCIAL BANKING

Commercial Banking's operating profit excluding loan impairment charges rose 10.4 per cent, driven by good growth in net interest income and encouraging progress with the development of non-interest income streams. Profit before tax, including the share of profits from associates, grew by 19.4 per cent to HK$2,701 million.

We continued to promote our tailored financial solutions for business customers. We enhanced the delivery of our SME services through better use of technology and improved relationship management. We leveraged the competitive advantage offered by our ability to provide Octopus card merchant services to expand our customer base.

These moves helped strengthen our brand position as the preferred bank for SME customers, underlined by our second consecutive win at the 'SME's Best Partner Awards' organised by the Hong Kong Chamber of Small and Medium Business.



The number of new commercial customers acquired in 2007 outpaced 2006 by 22 per cent.

Average customer advances grew by 22.1 per cent, reflecting growth in trade finance, commercial loans and factoring business, while average customer deposits rose by 20.9 per cent. These increases supported a 16.1 per cent rise in net interest income.

With lending business becoming increasingly competitive, we stepped up initiatives to grow non-interest income. We leveraged our strong relationships to expand corporate wealth management, enjoying particular success with investment and treasury business. Net fee income from card merchant-acquiring business increased by 16.7 per cent. Along with increases in income from trade and remittance services, this underpinned a significant 24.2 per cent rise in total net fee income.

CORPORATE BANKING

With continuing pressure on lending margins, Corporate Banking remained focused on better-yield transactions and took further steps to diversify its income base, resulting in an encouraging increase in fee income, which rose by 26.7 per cent.

Net interest income was up 15.4 per cent, supported by good growth of 31.7 per cent in average customer deposits. Average customer advances were up 5.1 per cent, due mainly to property investment, securities and IT-related lending. This helped support a 10.1 per cent rise in operating profit excluding loan impairment charges to HK$598 million.

Income from online sales and transactions completed via Personal e-Banking increased by 143.7 per cent.

Profit before tax fell by HK$82 million to HK$475 million, affected by an increase in loan impairment charges related to a single customer.

TREASURY

The improved performance of Treasury's accrual portfolio in the lower interest rate environment saw a 172.8 per cent increase in net interest income. Closer cooperation with other customer groups, more effective use of technology and moves to strengthen Mainland servicing capabilities led to good progress with diversifying and expanding revenue streams. Together, these developments helped drive a 72.9 per cent increase in operating profit excluding loan impairment charges to HK$1,534 million.

Equity-linked and foreign exchange-linked products underpinned customer-driven business as investors looked for higher-yielding investments against a backdrop of low interest rates.

Growing competition led customers to increasingly focus on service quality and delivery as well as price. We successfully collaborated with other customer groups to facilitate easier, more convenient trading and enhanced the features of structured products offered through e-channels to broaden their appeal. These and other enhancements to our services are helping to generate new business for Treasury.



We established a dedicated team to better support the onshore and offshore needs of Mainland enterprises and explored potential opportunities for the future expansion of Mainland-related business.

Including the share of profits from associates, Treasury's profit before tax was up 74 per cent at HK$1,829 million.

TECHNOLOGY

We continue to invest in technology in order to offer fast, flexible and secure services to customers. At the end of 2007, our number of Personal e-Banking customers had grown by 21.3 per cent year on year to more than 763,000. Over 51,000 companies had Business e-Banking accounts, an increase of 33.5 per cent. In December, online transactions accounted for 47.9 per cent of our total transactions, up from 45.7 per cent a year earlier.

Enhancements to the functionality and speed of Personal e-Banking supported the continued migration of transactions to automated channels. In December 2007, online foreign exchange trading and securities trading accounted for 85 per cent and 76 per cent of total transactions respectively, up from 82.5 per cent and 69.2 per cent a year earlier. More than 40 per cent of new time deposit instructions were received online.

We also used our Internet-based services to step up personalised cross-selling of individual insurance and investment products.

Together, these moves helped drive a 143.7 per cent increase in income from online sales and transactions completed via Personal e-Banking to HK$1,958 million.

We broadened the range of services available through Business e-Banking and enhanced its security features.



In December, Business e-Banking recorded a year-on-year increase of 44.5 per cent in the number of transactions completed online.

Building on the success of our e-Statement service under which customers can opt to receive statements in electronic rather than paper format, we launched e-InvestAdvice in the middle of the year, extending our paperless service to include securities transaction advice, investment fund reports and unitholder notices.

More than 172,000 Personal e-Banking customers and 2,700 shareholders now receive materials electronically, resulting in an annual saving of about 8 million sheets of paper.

In August 2007, we launched Hong Kong's first television-based securities trading platform under which Hang Seng Personal e-Banking customers can place trading instructions through two television channels offered by telecommunications company PCCW's now TV.

In late November, we introduced a mobile phone-based securities trading service.

HANG SENG INDEXES

Wholly owned subsidiary Hang Seng Indexes Company Limited (Hang Seng Indexes) continued to strengthen its position as a leading index compiler.

In July, the company significantly expanded its coverage of the Mainland market with the launch of the Hang Seng China AH Index series, designed for investors interested in the performance of companies that have both Mainland-listed A shares and Hong Kong-listed H shares.

Hang Seng Indexes now compiles 66 publicly available indexes – 35 real-time price indexes and 31 total return indexes – of which 16 track the Mainland segment of the market. In addition to its publicly available indexes, Hang Seng Indexes also compiles customised indexes to serve the specific indexing needs of various clients.

The number of futures and options contracts traded on the flagship Hang Seng Index in 2007 increased by 45 per cent and 82 per cent respectively compared with 2006, while futures and options contracts traded on the Hang Seng China Enterprises Index grew by 128 per cent and 122 per cent respectively in the same period. As at 31 December 2007, the total size of exchange-traded funds and passive funds tracking the two indexes was over HK$85 billion.

Hong Kong Exchanges and Clearing Limited replaced its industry classification system with the Hang Seng Industry Classification System in December to provide investors and market participants with a system that more precisely reflects the business nature of companies and offers international compatibility.



From PLANNING



+69.4%

Total Operating Income of Hang Seng China

Mainland China plays a central role in our long-term growth. In 2007, we significantly advanced our strategic positioning in this huge market.

We established a wholly owned subsidiary bank, Hang Seng Bank (China) Limited, marking the start of a new era of business growth. We introduced full renminbi deposit services for local residents and launched innovative investment products. We extended our reach and capabilities with investments in new outlets, staff and brand-building initiatives. We deepened our relationship with our strategic partner Industrial Bank.

Total operating income of our Mainland bank rose by 69.4 per cent, supported by good growth in both net interest income and non-interest income. The cost of network expansion, a foreign exchange loss on US dollar



Mainland China plays a central role in our long-term growth.



funds upon revaluation against the renminbi, and an increase in loan impairment charges led to a 77.5 per cent fall in profit before tax.

Including our share of profit from Industrial Bank, Mainland business contributed 6.5 per cent of total profit before tax, compared with 6.1 per cent in 2006.

NETWORK

Headquartered in Shanghai, our Mainland subsidiary bank commenced operations in May 2007. This landmark development represents a major step forward in aligning our operations to take full advantage of new business opportunities.

We strengthened our service network, opening two branches and seven sub-branches during the year, with


恒生銀行
HANG SENG BANK

Mr Johnson Fu, Chief Executive of Hang Seng Bank (China) Limited (second from right), with members of the Hang Seng China management team.

Our number of Prestige Banking accounts grew by 131.2 per cent.

a continued focus on cities with high growth potential in the Yangtze River Delta and Pearl River Delta regions, and increasing attention to the Bohai Economic Rim area.

With the establishment of three new sub-branches in Shanghai, we now have nine outlets in this strategically important municipality. Along with branch openings in Hangzhou and Ningbo, this greater coverage helped us increase our market penetration in the affluent and mass affluent segments, with our number of Prestige Banking accounts growing by 131.2 per cent compared with 2006.

Commercial banking activity was boosted by two new sub-branches in Guangzhou and one in Shenzhen as well as greater efforts to offer 'joined-up' services to customers with operations in Hong Kong and on the Mainland. Commercial Banking's average customer deposits and average customer advances increased by 75.2 per cent and 89 per cent respectively, supporting a 113 per cent rise in net interest income.

In August, our new Beijing outlet became our first sub-branch in the Bohai Economic Rim region, which offers increasing opportunities for business growth.

Including the Bank's Xiamen representative office and foreign currency wholesale branch in Shenzhen, we now have 25 outlets across 10 Mainland cities.

SERVICES

In August, we significantly boosted our service capabilities by obtaining approval to offer Mainland residents full renminbi deposit services, which were rolled out during the second half of 2007. Towards the end of the year, we also introduced renminbi mortgage loans and renminbi passbook services.

We took additional steps to acquire new customers and deepen existing relationships.

We strengthened our sales and marketing teams, which, together with our growing network of outlets, saw our number of full-time employees rise by 66 per cent to 1,097 by year-end.

We obtained approval to offer Mainland residents full renminbi deposit services.

We enhanced the effectiveness and convenience of service delivery. We expanded our ATM network to 22 in-branch and 20 offsite ATMs by the end of 2007. In addition, our customers are now able to access their accounts through more than 100 HSBC China ATMs bearing our logo. We launched a manned call centre and fax banking for Prestige Banking customers. We improved the functionality of our online banking proposition by rolling out an enhanced e-banking system in August. We also cooperated with Industrial Bank to offer key customer groups renminbi deposit services through 26 of its outlets in Shanghai, and with Agricultural Bank of China to offer a similar service to commercial customers via its outlets in Shenzhen and Guangzhou.

To meet a broader spectrum of wealth management needs, we launched new investment and insurance products, including equity-linked capital protected investment (CPI) instruments. With our Qualified Domestic Institutional Investor status, we also offered fund-linked structured notes.

To build greater brand recognition, we organised a series of multimedia marketing campaigns and sponsored several sports, musical and performing arts events.

These moves helped drive a 188.6 per cent rise in customer deposits and a 63.8 per cent increase in lending. Our expanded renminbi services saw particularly strong growth in renminbi deposits and loans, which rose by 419 per cent and 132 per cent respectively.

+188.6%

Customer Deposits




Managing wealth

Our wide-ranging efforts won us external recognition. We received a Best Five Foreign Banks Award from the China Business Network and our RMB One-Touch Equity-Linked CPI was named as one of the 2007 Ten Best Bank Financial Products in China by *Moneyweek*.

In the tight market for experienced banking professionals, we used competitive compensation packages and comprehensive training to attract and retain employees. We also groomed high-potential candidates for management positions.

STRONG PARTNERSHIPS

Building long-term strategic partnerships is the important second prong of our Mainland business strategy.

We stepped up cooperation with Industrial Bank in areas such as customer referrals and expanded deposit services, and continued to explore potential opportunities for new collaborative initiatives.

Following Industrial Bank's successful listing on the Shanghai Stock Exchange in February 2007, our investment in the Mainland bank was diluted to 12.78 per cent.

+63.8%
Customer Lending

In January 2008, we signed an agreement to become the largest shareholder in Yantai City Commercial Bank, one of the largest city commercial banks in Shandong province. Subject to the relevant regulatory and shareholder approvals we will acquire 20 per cent of the bank's enlarged share capital for a consideration of RMB800 million.

This strategic holding will complement our existing foothold on the Mainland, which is strongly focused on the Pearl River Delta and Yangtze River Delta regions.

Following this acquisition, our total Mainland investment will increase to about RMB7.3 billion, including the capital injected into Hang Seng China last year.


恒生银行
HANG SENG BANK
理财创富 专注为你

MOVING FORWARD

We will build on the good advancements we have made, focusing particularly on expanding our target customer base and renminbi business.

We will further capitalise on the extended network created by our branches and sub-branches, strategic partner outlets, and well-established Hong Kong business to reach more potential customers.

We have applied to set up branches in Tianjin and Kunming, and more sub-branch openings are planned in major cities this year. We remain on track to achieve our objective of having at least 50 outlets and 2,000 staff by 2010.

We will grow our profitability and deposit base by enhancing our wealth management capabilities, including the launch of new structured investment products. We will strive to diversify our income by offering more fee-based services. We will make more effective use of technology to improve banking convenience and streamline service delivery.


Prestige
17
拉

New Outlet Openings in 2007

- Hangzhou Branch
- Ningbo Branch
- Beijing Zhongguancun Sub-branch
- Guangzhou Jiangnan West Road Sub-branch
- Guangzhou Tao Jin Road Sub-branch
- Shanghai Hongqiao Sub-branch
- Shanghai Nanjing West Road Sub-branch
- Shanghai Xintiandi Sub-branch
- Shenzhen Nanshan Coastal City Sub-branch

In January 2008, we signed an agreement to become the largest shareholder in Yantai City Commercial Bank.

FINANCIAL REVIEW

FINANCIAL PERFORMANCE

Income Statement

Summary of financial performance

Figures in HK$m	2007	2006
Total operating income	35,692	26,158
Total operating expenses	6,650	5,241
Operating profit after loan impairment charges and other credit risk provisions	17,789	12,576
Profit before tax	21,471	14,395
Profit attributable to shareholders	18,242	12,038
Earnings per share (in HK$)	9.54	6.30

Hang Seng Bank Limited ("the Bank") and its subsidiaries and associates ("the Group") reported an audited profit attributable to shareholders of HK$18,242 million for 2007, a rise of 51.5 per cent over 2006. The record results also boosted earnings per share to HK$9.54, up HK$3.24 from 2006. Attributable profit to shareholders for the second half of 2007 increased by HK$508 million, or 5.7 per cent, when compared with the first half.

Operating profit excluding loan impairment charges and other credit risk provisions rose by HK$5,525 million, or 43.0 per cent, to HK$18,365 million.

This was underpinned by strong asset and deposit growth, net interest margin expansion and record-breaking growth of the wealth management business on the back of a sharp rise in equity market activity, which contributed to the 25.9 per cent increase in net interest income and 61.2 per cent in non-interest income as highlighted below:

Operating Profit Analysis



HK$bn
20
18
16
14
12
10
06
07

	HK$m
2006 Operating profit	12,576
Changes due to:	
Net interest income	3,025
Net fee income	3,389
Other operating income	520
Operating expenses	(1,409)
Loan impairment charges and other credit risk provisions	(312)
2007 Operating profit	17,789

Net Operating Income

(Before loan impairment charges and other credit risk provisions)



HK$bn
30
25
20
15
10
5
0
03
04
05
06
07
Net operating income
Non interest income
Net interest income

Net interest income rose by HK$3,025 million, or 25.9 per cent, to HK$14,719 million with a 14.3 per cent increase in average interest-earning assets.

Figures in HK$m	2007	2006
Net interest income/ (expense) arising from:		
– financial assets and liabilities that are not at fair value through profit and loss	16,404	13,689
– trading assets and liabilities	(1,753)	(2,039)
– financial instruments designated at fair value	68	44
	14,719	11,694
Average interest-earning assets	661,469	578,588
Net interest spread	1.84%	1.66%
Net interest margin	2.23%	2.02%

Average customer advances rose 10.4 per cent, with notable increases in Mainland loans, higher yielding card advances, personal loans and trade finance. Ample liquidity in Hong Kong continued to exert downward pressure on corporate loan margins. Although activity in the local property market increased, intense market competition continued to drive down mortgage pricing. Overall, the total loan portfolio contributed HK$427 million to the growth in net interest income.

Deposit products contributed HK$1,017 million of the increase in net interest income, benefiting from the 10.4 per cent growth in average customer deposits, mainly in low cost savings balances, as well as improved deposit spreads.

The contribution from net free funds added HK$468 million to the increase in net interest income, arising mainly from increases in both market interest rates and the level of free funds (including non-interest-bearing account balances and net shareholders' funds).

The debt securities portfolio of life insurance fund investments grew by 41.2 per cent, adding HK$283 million to net interest income. Treasury balance sheet management income improved as lower-yielding securities gradually matured and were replaced by higher-yielding securities, which resulted in an HK$830 million increase in net interest income.

Net interest margin rose by 21 basis points to 2.23 per cent. Net interest spread increased by 18 basis points to 1.84 per cent, benefiting from wider deposit spreads and better yields on Treasury balance sheet management portfolios. The contribution from net free funds rose by three basis points to 0.39 per cent. Including the net increase of HK$357 million in funding swap costs – which were recognised as foreign exchange losses under trading income – net interest income increased by HK$2,668 million, or 23.0 per cent, and net interest margin improved by 16 basis points to 2.16 per cent.

Compared with first half of 2007, net interest income in the second half recorded encouraging growth of HK$1,327 million, or 19.8 per cent, with a 6.8 per cent growth in average interest-earning assets. Net interest margin improved by 22 basis points.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as "Net trading income". That arising from financial instruments designated at fair value through profit and loss is reported as "Net income from financial instruments designated at fair value" (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included within the HSBC Group accounts:

Figures in HK$m	2007	2006
Net interest income	16,358	13,639
Average interest-earning assets	643,655	564,027
Net interest spread	1.98%	1.83%
Net interest margin	2.54%	2.42%

Net fee income rose by HK$3,389 million, or 96.9 per cent, compared with 2006, to HK$6,886 million. In the second half of 2007, net fee income was HK$1,162 million, or 40.6 per cent, higher than in the first half.

Investment services expanded significantly, capturing the opportunities provided by the buoyant stock market and favourable investment market sentiment in Hong Kong. Stockbroking and related services income rose 146.6 per cent, reflecting the higher transaction volume, and the customer base grew by 19.7 per cent. Income from retail investment funds increased by 110.6 per cent to reach a record HK$1,676 million, achieved in large part through the launch of new funds, particularly those focusing on China stocks. Fund turnover reached a record HK$68.5 billion. Income from sales of structured investment products grew by 603.2 per cent, mainly reflecting sales of equity-linked instruments. Private banking investment services income achieved strong results and rose by 202.1 per cent.

Card services income grew by 21.9 per cent, due to the 8.9 per cent increase in the number of cards in circulation and the 21.1 per cent rise in cardholder spending. Remittance, trade services and account services fees grew by 19.9 per cent, 6.8 per cent and 3.6 per cent respectively.

Trading income rose by HK$349 million, or 26.2 per cent, to HK$1,679 million, compared with 2006.

The HK$317 million fall in foreign exchange income was attributable mainly to two specific items not related to normal foreign exchange trading. First, an exchange loss of HK$461 million was incurred in 2007 (HK$104 million in 2006) on forward contracts used in "funding swap" activities* in the balance sheet management portfolios. Second, capital funds of Hang Seng Bank (China) Limited ("HACN") injected in US dollars pending approval to convert into renminbi were recorded at historical rate. The subsequent revaluation loss of the US dollar funds against the renminbi, amounting to HK$171 million in 2007, was recognised as a foreign exchange loss. Excluding these two items, efforts to expand proprietary trading and customer-driven business saw normal foreign exchange trading rise by HK$211 million, or 16.5 per cent.

Income from securities, derivatives and other trading grew significantly by HK$666 million, or 438.2 per cent, attributable to the improvement in trading results and the growth in trading volume. Profit earned on equity-linked products structured for customers accounted for HK$470 million of the growth.

For the second half of 2007, trading income grew by HK$511 million, or 87.5 per cent, to HK$1,095 million, attributable mainly to the rise in normal foreign exchange profit and profit earned on equity-linked structured products.

* Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ("original currency") into another currency ("swap currency") at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Financial instruments designated at fair value reported a net income of HK$1,907 million, compared with HK$899 million in 2006.

This was mainly reflecting the remarkable investment performance and growth of the life insurance fund portfolios.

Net earned insurance premiums rose by HK$1,856 million, or 23.7 per cent. Net insurance claims incurred and movement in policyholders' liabilities rose by HK$2,600 million, or 32.2 per cent.

Annualised new regular premiums grew by 35.5 per cent with the launch of new annuities and health protection products tailored for the needs of pre-retirees and retirees. The increase in movement in policyholders' liabilities is largely in line with the increase in premium income.

Analysis of income from wealth management business

Figures in HK$m	**2007**	2006
Investment income:		
– retail investment funds	1,676	796
– structured investment products*	1,492	513
– private banking**	1,009	340
– securities broking and related services	1,985	805
– margin trading and others	78	65
	6,240	2,519
Insurance income:		
– life insurance	2,055	1,476
– general insurance and others	348	318
	2,403	1,794
Total	8,643	4,313

* Income from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.

** Income from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.

Wealth management income increased by an impressive 100.4 per cent to HK$8,643 million. Investment services income grew by 147.7 per cent, reflecting record investment product sales and a high level of stock market activity, while insurance business income rose by 33.9 per cent.

The buoyant stock market stimulated demand for investment fund sales, which reached a record HK$68.5 billion, representing a 149.5 per cent increase over 2006. This achievement was facilitated by the Bank's efforts to offer a wide choice of funds from both Hang Seng Investment Management and third-party providers – ranging from high-growth China and emerging market equity funds to fixed-income funds – to meet the various investment strategies and risk appetites of different customers. The successful launch of new funds under the Hang Seng investment fund series (for example, the Hang Seng Consumer Sector FlexiPower Fund, which was the first consumer sector fund focusing on the Mainland and Hong Kong securities which are listed on the Stock Exchange of Hong Kong) and the good performance of existing thematic funds, particularly the Hang Seng China Equity Fund, also boosted investment fund income. Funds under management (excluding private banking) rose by 32.3 per cent to HK$82.1 billion compared with 2006 year-end. As a result of this outstanding performance, investment fund income (including sales commission and management fees) rose a significant 110.6 per cent to reach a record HK$1,676 million.

The Bank continued to make good progress with sourcing and distributing competitive structured products packaged by both Hang Seng and third-party providers, registering a 12.1 per cent rise in turnover and a record 190.8 per cent increase in structured investment product income, primarily related to equity-linked instruments.

The Bank continued to expand its e-service channels and mobile communication services to better cater for the needs of customers. A mobile phone trading service was launched during the year to capture more business opportunities and help customers to manage their securities investment portfolios more easily and effectively in the buoyant investment conditions. Riding on a spate of IPO activity in Hong Kong, the Bank further enhanced its IPO subscription services to meet customers' needs and participated in certain IPO activities by leveraging its extensive network, customer base and funding capabilities. Through effective marketing campaigns and personalised services, the Bank grew its number of securities accounts by 19.7 per cent and successfully boosted its trading volume by 148.4 per cent. The positioning of the Bank's business increased stockbroking and related service income by 146.6 per cent to HK$1,985 million.

Private banking continued to make remarkable progress, supported by the further strengthening of its relationship management team and investment services support. Investment services income for 2007 was more than double that reported for 2006. Customer base and assets under management rose by 19.8 per cent and 39.8 per cent respectively.

Life insurance registered encouraging income growth of 39.2 per cent to reach HK$2,055 million (analysed in the table below). Life insurance business ranked number one in Hong Kong in terms of new regular premiums on

non-linked insurance products for the first three quarters of 2007 and premium income grew by 24.7 per cent. The Bank advanced its strategy to capture a greater share of the retirement planning market by expanding its product range, launching the "Critical Illness Life Insurance Plan" and "Flexi-Income Life Insurance Plan" during the year. Investment returns were higher, reflecting the growing portfolio size and higher equity returns from the buoyant stock market. The increase in movement in policyholders' liabilities is largely in line with the increase in premium income.

General insurance income also increased by 9.4 per cent to HK$348 million, due mainly to the growth in premiums earned from general accident protection.

Figures in HK$m	**2007**	2006
Life insurance:		
– net interest income and fee income	**943**	665
– investment returns on life insurance funds	**1,903**	910
– net earned insurance premiums	**9,394**	7,534
– claims, benefits and surrenders paid	**(1,285)**	(1,014)
– movement in policyholders' liabilities*	**(9,315)**	(6,991)
– reinsurers' share of claims incurred and movement in policyholders' liabilities	**18**	9
– movement in present value of in-force long-term insurance business	**397**	363
	2,055	1,476
General insurance and others	**348**	318
Total	**2,403**	1,794

* Including premium and investment reserves

Operating expenses rose by HK$1,409 million, or 26.9 per cent, to HK$6,650 million.

Operating Expenses for 2007


5.7%
18.0%
53.9%
22.4%
Employee compensation and benefits
Other operating expenses
Premises and equipment
Depreciation and amortisation

Operating Expenses for 2006


6.4%
20.9%
51.4%
21.3%
Employee compensation and benefits
Other operating expenses
Premises and equipment
Depreciation and amortisation

Operating expenses rose by HK$1,409 million, or 26.9 per cent, compared with 2006. Of the 33.1 per cent increase in employee compensation and benefits, salaries and other costs increased by 11.7 per cent, in line with the increase in headcount and annual salary increment. The important contributions of Bank staff in achieving significant growth in total operating income led to a 186.6 per cent increase in performance-related pay. General and administrative expenses increased by 21.2 per cent. Rental expenses rose due to increases in rents for branches in Hong Kong and new branches on the Mainland, as well as additional rental costs after the disposal of the Hang Seng Building in May 2006 and the renting of the new "megasite" back office centre. Marketing expenditure was higher, with increased promotion of credit cards and investment and insurance products as well as brand-building initiatives both in Hong Kong and on the Mainland. Depreciation charges rose by 7.7 per cent, mainly the result of the increase in fair value of business premises. The Bank's Mainland operations, which expanded its network from 15 to 25 outlets and its staff from 661 to 1,097 members during 2007, also contributed to the increase in operating expenses.

Staff numbers by region*

	2007	2006
Hong Kong	**8,033**	7,748
Mainland	**1,097**	661
Others	**60**	55
Total	**9,190**	8,464

* Full-time equivalent

The number of full-time equivalent staff rose by 726 compared with 2006 year-end. New staff in Hong Kong accounted for 39.3 per cent of the increase in headcount, with new talent hired to further expand private banking's financial advisory team and PFS and CMB's relationship management and wealth management teams as well as to support IT systems development and enhancement. The number of staff at Mainland branches accounted for 60.1 per cent of the rise in headcount, attributable mainly to the establishment of HACN and expansion of its network of outlets.

The cost efficiency ratio for 2007 was 26.6 per cent, compared with 29.0 per cent in 2006.

Operating profit

Operating profit was up HK$5,213 million, or 41.5 per cent, at HK$17,789 million, after accounting for the moderate increase of HK$312 million in **loan impairment charges and other credit risk provisions** under the continued benign credit environment.

Loan impairment charges and other credit risk provisions increased by HK$312 million, or 118.2 per cent, to HK$576 million.

Figures in HK$m	**2007**	2006
Loan impairment (charges)/releases:		
– individually assessed	**(250)**	(107)
– collectively assessed	**(326)**	(145)
	(576)	(252)
of which:		
– new and additional	**(702)**	(423)
– releases	**64**	106
– recoveries	**62**	65
	(576)	(252)
Other provision	**–**	(12)
Loan impairment charges and other credit risk provisions	**(576)**	(264)

The increase of HK$143 million in individually assessed provisions was due mainly to higher charges and lower releases for several commercial customers.

Of the collectively assessed charges, HK$253 million was made on the card and personal loan portfolio, representing a rise of 82.0 per cent over 2006 but due mainly to the 34.2 per cent growth of this portfolio. The delinquency rate and level of loan losses continued to be satisfactory. A charge of HK$73 million was made on advances not identified individually as impaired, compared with a charge of HK$6 million made in 2006, reflecting the 10.4 per cent growth in gross advances to customers and the update of the historical loss rates used for 2007.

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	2007 %	2006 %
Loan impairment allowances:		
– individually assessed	0.13	0.15
– collectively assessed	0.21	0.18
Total loan impairment allowances	0.34	0.33

Net Charges/(Releases) for Loan Impairment Allowances


HK$m
1,000
500
0
-500
-1,000
03
04
05
06
07
Individually assessed allowances #
Collectively assessed allowances *

Loan Impairment Allowances as a Percentage of Gross Advances to Customers


%
1.5
1.25
1.0
0.75
0.5
0.25
0
03
04
05
06
07
Individually assessed allowances #
Collectively assessed allowances *
Total

\# For 2003 to 2004, individually assessed allowances merely include the specific provision assessed on individual basis.

* For 2003 to 2004, collectively assessed allowances include the specific provision assessed on portfolio basis plus general provision.

Attributable profit

Profit before tax was up HK$7,076 million, or 49.2 per cent, at HK$21,471 million, in part reflecting a gain of HK$1,465 million following the listing of our strategic mainland China partner Industrial Bank Co., Ltd. ("Industrial Bank"), an increase of HK$467 million in **share of profits from associates,** mainly contributed by Industrial Bank and an increase of HK$58 million in **net surplus on property revaluation**. These were partly offset by the decrease of HK$127 million in **profit on disposal of fixed assets and financial investments.**

Profit on disposal of fixed assets and financial investments amounted to HK$716 million, a decrease of 15.1 per cent compared with 2006.

Profit on disposal of available-for-sale financial investments was HK$111 million higher than in 2006. Profit on disposal of fixed assets, mainly properties, fell to HK$267 million, due to the non-recurring gain made on the disposal of the Hang Seng Building at 77 Des Voeux Road Central in 2006.

Net surplus on property revaluation rose by 18.1 per cent to HK$379 million.

Figures in HK$m	2007	2006
Net surplus on property revaluation:		
– investment properties	250	304
– assets held for sale	95	–
Reversal of revaluation deficit on premises	34	17
	379	321

On 30 September 2007, the Group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited and were adjusted for material change in the valuation as at 31 December 2007. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for Group premises amounted to HK$565 million of which HK$34 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$531 million was credited to the premises

revaluation reserve. Revaluation gains of HK$250 million on investment properties were recognised through the income statement. The related deferred tax provisions for Group premises and investment properties were HK$99 million and HK$44 million respectively.

The revaluation exercise also covered investment properties reclassified as properties held for sale. In accordance with HKFRS 5, the revaluation gain of HK$95 million was recognised through the income statement.

Customer Group Performance

The table below sets out the profit before tax contributed by the customer groups for the years stated.

Figures in HK$m	Personal Financial Services	Commercial Banking	Corporate Banking	Treasury	Other	Total
Year ended 31 December 2007						
Profit before tax	11,918	2,701	475	1,829	4,548	21,471
Share of profit before tax	55.5%	12.6%	2.2%	8.5%	21.2%	100.0%
Year ended 31 December 2006						
Profit before tax	7,730	2,262	557	1,051	2,795	14,395
Share of profit before tax	53.7%	15.7%	3.9%	7.3%	19.4%	100.0%

Personal Financial Services ("PFS") reported a growth of 54.2 per cent in profit before tax to HK$11,918 million, representing 55.5 per cent of the Group's total profit before tax. Operating profit excluding loan impairment charges rose by 54.8 per cent, reflecting strong growth in wealth management, private banking, card and personal lending businesses.

Non-interest income was nearly double that of 2006, due mainly to the booming investment market and the continued success of PFS's wealth management business, which delivered the following record achievements:

- Gross subscriptions of investment funds achieved significant growth of 149.5 per cent over 2006;
- Stock trading turnover was up by 148.4 per cent and securities customer base increased by 19.7 per cent, supported by the launch of new mobile phone trading services and the first TV trading platform in Hong Kong;
- Equity-linked structured instruments registered year-on-year growth of 172.0 per cent in sales volume;
- Our life insurance business ranked number one in Hong Kong in terms of new regular premiums on non-linked insurance products for the first three quarters of 2007.

Private banking also sustained its outstanding growth momentum with total operating income up by 109.8 per cent. Profit before tax rose by 122.7 per cent to HK$1,239 million, triple that of 2005 and comfortably exceeding its five-year target of doubling its 2005 profit before tax.

Net interest income rose by 17.1 per cent, due mainly to the 6.9 per cent growth in average customer deposits and the widening of deposit spreads. Higher growth was recorded in savings accounts, reflecting a customer preference to preserve liquidity for investment.

The contraction in Government Home Ownership Scheme mortgages notwithstanding, PFS's loan portfolio grew by 9.9 per cent. Amid the upward trend of the property market, residential mortgage business remained competitive. Nevertheless, the Bank sustained its position as one of the market leaders.

Card business maintained steady growth in 2007. The launch of new credit cards coupled with a series of promotional campaigns successfully brought the number of cards in issue to 1.53 million and boosted card spending by 21.1 per cent over 2006. Personal lending also registered impressive growth with a 43.0 per cent increase in loan balance.

Hang Seng's life insurance business maintained its leading market position. Annualised new regular premiums grew by 33.5 per cent with the launch of new annuities and health protection products tailored for the needs of pre-retirees and retirees. As a result, life insurance reported a rise of 34.2 per cent in operating income, driven by growth of 17.0 per cent in the number of policies in force.

Commercial Banking ("CMB") achieved an increase of 10.4 per cent in operating profit excluding loan impairment charges, driven by balanced and sustained growth in both net interest income and net fee income. Profit before tax rose by 19.4 per cent to HK$2,701 million, contributing 12.6 per cent of the Group's total profit before tax.

Net interest income recorded good growth of 16.1 per cent. Average customer advances rose by 22.1 per cent over 2006 as a result of balanced growth in trade and factoring, and advances to the manufacturing and wholesale and retail sectors.

Corporate wealth management income contributed 9.9 per cent of CMB's total operating income in 2007, up from 7.9 per cent in 2006. Investment and treasury business accelerated in the second half of 2007, recording a 125.8 per cent growth in income.

CMB continued its strategy of providing customer-centric solutions to retailers. Net fee income from card merchant-acquiring business achieved strong growth of 16.7 per cent. Octopus merchant services continued to provide an important competitive advantage in acquiring new customers. Around 75 per cent of Octopus merchants acquired during 2007 were new customers for the Bank. The number of new commercial customers acquired in 2007 outperformed 2006 by 22.0 per cent.

In addition to corporate wealth management and card merchant-acquiring business, CMB also achieved satisfactory growth in trade and remittance services income. Net fees and commissions grew by 24.2 per cent.

Average customer deposits increased by 20.9 per cent, driven primarily by dedicated relationship management and customer segmentation initiatives that improved the management of non-borrowing SME customers.

CMB business continued to grow rapidly on the Mainland. Hong Kong and Mainland teams joined up to provide one-stop banking services to commercial customers with cross-border financial needs. Average customer deposits and average customer advances rose by 75.2 per cent and 89.0 per cent respectively. This underpinned the 113.0 per cent growth in net interest income on the Mainland in 2007.

Business e-Banking enjoyed strong growth. As of 31 December 2007, over 51,000 customers had registered for Business e-Banking services, a year-on-year increase of 33.5 per cent. The number of online business banking transactions grew by 44.5 per cent.

Corporate Banking ("CIB") achieved an increase of 10.1 per cent in operating profit excluding loan impairment charges, driven by satisfactory growth of 15.4 per cent in net interest income and 26.7 per cent in net fee income. Average customer deposits rose by 31.7 per cent and deposit spreads widened. Average customer advances increased by 5.1 per cent, mainly in lending to property investment, securities and information technology companies. Profit before tax fell by HK$82 million to HK$475 million, affected by an increase in loan impairment charges.

Strong liquidity in Hong Kong continued to exert pressure on corporate loan margins. CIB remained focused on better yield transactions and continued to target business sectors such as investment holding companies, mid-tier property developers and securities firms. CIB was active in financing Mainland projects of Hong Kong-based corporations during 2007 and continued to expand its Mainland customer base.

Treasury ("TRY") reported a 72.9 per cent growth in operating profit excluding loan impairment charges. Profit before tax, taking into account the increase in share of profits from associates, rose by 74.0 per cent to HK$1,829 million and contributed 8.5 per cent to the Group's total profit before tax.

Balance sheet management portfolios reversed their downward trend and recorded growth of HK$831 million, or 172.8 per cent, in net interest income. Including the net increase of HK$357 million in funding swap costs – which were recognised as foreign exchange losses – net interest income rose by HK$474 million, or 125.7 per cent. Benefiting from the aggressive rate cuts in the United

States and Hong Kong, as well as the growth in portfolios and gradual re-pricing of lower yield investments, Treasury is now better positioned to capture yield enhancement opportunities and deliver further profit growth.

Trading income fell by HK$160 million, or 25.5 per cent, due mainly to the mirror effect of the "funding swap" activities in the balance sheet management portfolios which reported a loss of HK$461 million in 2007 (loss of HK$104 million in 2006). Excluding the impact of "funding swap" activities, trading income increased by HK$197 million, or 26.9 per cent. Securities and other derivatives trading, including the provision of structured products to personal and corporate customers, recorded encouraging growth.

Mainland Business

The opening of the Bank's Mainland subsidiary, HACN, in May 2007 marked the start of a new era of business growth for the Bank. This landmark event was given a further boost in August when HACN obtained permission to begin offering comprehensive renminbi banking services to Mainland residents. At the end of 2007, HACN, which is headquartered in Shanghai, operated a network of 23 outlets in Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou, Nanjing, Hangzhou and Ningbo. The Hangzhou Branch, Ningbo Branch and seven sub-branches (three in Shanghai, two in Guangzhou, one in Beijing and another one in Shenzhen) were opened in 2007. The Bank has a branch in Shenzhen for foreign currency wholesale business and a representative office in Xiamen. HACN will continue to strengthen the Bank's strategic positioning by opening new outlets in high-potential areas, focusing particularly on the Pearl River Delta, Yangtze River Delta and Bohai Economic Rim regions, which offer excellent prospects for expanding the Bank's PFS and CMB businesses. HACN aims to grow its Mainland network to over 50 outlets by 2010.

With sustained economic growth on the Mainland, HACN extended its range of financial services, including renminbi services, and pursued new opportunities to grow its business. Total operating income rose by 69.4 per cent, benefiting from impressive increases in both net interest income and non-interest income, supported by strong growth of 63.8 per cent in customer advances and 188.6 per cent in customer deposits. Profit before tax fell by 77.5 per cent, affected by the cost of establishing HACN as well as investment in human resources and branch network, an exchange loss on US dollar capital funds upon revaluation against the renminbi and an increase in loan impairment charges.

In terms of customer groups, Mainland PFS successfully focused on the affluent and mass affluent segment, capturing more business to record a 131.2 per cent increase in Mainland Prestige Banking accounts during the year. Leveraging the Bank's well-established corporate customer base in Hong Kong, HACN's CMB and CIB teams collaborated closely with their Hong Kong counterparts to serve customers' business needs on the Mainland and in Hong Kong, helping to enlarge HACN's Mainland corporate customer base. TRY continued to manage the funding positions of the branches and develop structured products to meet the investment needs of customers.

Including the Bank's share of profit from Industrial Bank Co., Ltd, Mainland business contributed 6.5 per cent of total profit before tax, compared with 6.1 per cent in 2006.

Economic Profit

Economic profit is calculated from post-tax profit, adjusted for any surplus/deficit arising from property revaluation and depreciation attributable to the revaluation surplus, and takes into account the cost of capital invested by the Bank's shareholders.

For 2007, economic profit recorded strong growth of 72.9 per cent, or HK$5,354 million, to HK$12,697 million when compared with the previous year. Profit after tax, adjusted for the property revaluation surplus net of deferred tax and depreciation attributable to the revaluation, rose by HK$6,159 million. Cost of capital rose by HK$805 million, in line with the growth in invested capital with the accumulation of retained profits.

	2007		2006	
	HK$m	%	HK$m	%
Average invested capital	46,051		38,962	
Return on invested capital*	17,999	39.1	11,840	30.4
Cost of capital	(5,302)	(11.5)	(4,497)	(11.5)
Economic profit	12,697	27.6	7,343	18.9

* Return on invested capital is based on post-tax profit excluding any surplus/deficit arising from property revaluation and depreciation attributable to the revaluation surplus.

Balance Sheet

Total assets increased by HK$76.9 billion, or 11.5 per cent, to HK$746.0 billion. Customer advances rose by 10.4 per cent. In line with the Bank's strategy to diversify its loan portfolio, encouraging growth was recorded in Mainland lending, commercial lending, mortgages, trade finance, cards and personal loans. The 9.3 per cent increase in customer deposits funded the growth in interbank placing and money market instruments. At 31 December 2007, the advances-to-deposits ratio was 52.2 per cent, compared with 51.7 per cent at the end of 2006.

Advances to Customers and Customer Deposits


HK$bn
%
600
500
400
300
200
100
0
60
50
40
03
04
05
06
07
Advances to customers
Customer deposits
Advances-to-deposits ratio

Assets deployment

Figures in HK$m	2007	%	2006	%
Cash and balances with banks	16,864	2.3	9,390	1.4
Placings with and advances to banks	113,029	15.2	99,705	14.9
Trading assets	10,390	1.4	12,467	1.9
Financial assets designated at fair value	13,892	1.9	8,280	1.2
Advances to customers	308,356	41.3	279,353	41.8
Financial investments	244,294	32.7	227,710	34.0
Other assets	39,174	5.2	32,159	4.8
Total assets	745,999	100.0	669,064	100.0

Assets Deployment for 2007


2.3%
1.9%
1.4%
5.2%
15.2%
41.3%
32.7%
Advances to customers
Financial investments
Placings with and advances to banks
Other assets
Cash and balances with banks
Financial assets designated at fair value
Trading assets

Assets Deployment for 2006


1.4%
1.2%
1.9%
4.8%
14.9%
41.8%
34%
Advances to customers
Financial investments
Placings with and advances to banks
Other assets
Cash and balances with banks
Financial assets designated at fair value
Trading assets

Advances to customers

Gross advances to customers rose HK$29.1 billion, or 10.4 per cent, to HK$309.4 billion when compared with the previous year-end.

In the strong economic conditions, lending to the property development, property investment and financial concerns sectors recorded satisfactory growth, benefiting from the active investment and property markets. Lending to the manufacturing sector grew by 8.4 per cent and advances to the information technology and telecom sector rose by 91.0 per cent due to a new drawdown by a large information technology company. Lending to the wholesale and retail sector and "Other" sector fell by 5.1 per cent and 3.2 per cent respectively, due mainly to repayments by large corporate customers.

Trade finance recorded strong growth of 16.8 per cent, reflecting CMB's achievement in broadening its range of product and service offerings for small and medium-sized enterprise ("SME") customers. CMB also enlarged its servicing teams and expanded delivery channels to strengthen the Bank's position as a preferred bank for SMEs in Hong Kong.

Lending to individuals recorded a rise of 5.7 per cent. Excluding the fall in Government Home Ownership Scheme ("GHOS") mortgages, lending to individuals grew by 8.4 per cent. Residential mortgages to individuals rose by 2.8 per cent and the Bank maintained its position as one of the market leaders amid intense market competition. Mortgages under the GHOS fell at a slower pace of 8.2 per cent (compared with 12.2 per cent in 2006) as there were new loans drawdown following the Housing Authority's re-launch of GHOS flat sales earlier 2007.

With the improved economic environment and strong consumer spending, card advances grew by 20.2 per cent, supported by a rise of 8.9 per cent in the number of cards issued and a 21.1 per cent increase in cardholder spending. Lending to the "Other" sector, including mainly personal loans and overdrafts, increased by 49.3 per cent, due in part to a series of successful promotional initiatives.

Loans for use outside Hong Kong increased by HK$10,250 million, or 46.2 per cent, compared with the end of 2006. This was due largely to the 63.8 per cent expansion of Mainland loan portfolios, which had reached HK$26.0 billion at 31 December 2007. Strong growth was recorded in corporate lending, driven by renminbi loans. Trade finance rose significantly by 110.4 per cent, benefiting from the Bank's strong capabilities and experience, premium services, and broad customer base in the Pearl River Delta region. Residential mortgage business also grew strongly by 79.3 per cent.

Customer deposits

Customer deposits and certificates of deposit and other debt securities in issue rose by 9.3 per cent to HK$590.6 billion, notably in Hong Kong dollar current and savings accounts and time deposits.

In tandem with the expanding scope of renminbi banking services offered by HACN, deposits from Mainland branches registered impressive growth of 188.6 per cent. HACN will continue to expand its number of outlets and provide premium customer service and comprehensive renminbi services to grow its customer base. In order to further grow our personal banking and wealth management business, a variety of investment-linked deposit products are being offered to customers on the Mainland.

Customer Deposits for 2007


5.8%
3.3%
47.7%
43.2%
Time and other deposits
Savings accounts
Demand and current accounts
Certificates of deposit and other debt securities in issue

Customer Deposits for 2006


5.5%
4.1%
49.1%
41.3%
Time and other deposits
Savings accounts
Demand and current accounts
Certificates of deposit and other debt securities in issue

Subordinated liabilities

During the year, the Bank issued floating-rate subordinated notes amounting to US$300 million that mature in July 2017 with a one-time call option exercisable by the Bank in July 2012. The notes were issued at the price of 99.868 per cent, bearing interest at the rate of three-month US dollar LIBOR plus 0.25 per cent, payable quarterly from the issue date to the call option date. Thereafter, if the notes are not redeemed on the call option date, the interest rate will be reset to three-month US dollar LIBOR plus 0.75 per cent payable quarterly. The notes, which qualify as tier 2 capital, serve to help the Bank maintain a more balanced capital structure and support business growth.

Shareholders' funds

Figures in HK$m	**2007**	2006
Share capital	**9,559**	9,559
Retained profits	**32,873**	29,044
Premises revaluation reserve	**3,639**	3,491
Cash flow hedges reserve	**144**	(220)
Available-for-sale investments reserve	**1,892**	923
Capital redemption reserve	**99**	99
Other reserves	**2,514**	452
Total reserves	**41,161**	33,789
	50,720	43,348
Proposed dividends	**5,736**	3,633
Shareholders' funds	**56,456**	46,981
Return on average shareholders' funds	**35.4%**	27.4%

Shareholders' funds (excluding proposed dividends) grew by HK$7,372 million, or 17.0 per cent, to HK$50,720 million at 31 December 2007. Retained profits rose by HK$3,829 million, reflecting the growth in attributable profit during the year. The premises revaluation reserve increased by HK$148 million, attributable to the improved property market. The available-for-sale investments reserve rose by HK$969 million, reflecting the buoyant equity market. Other reserves rose by HK$2,062 million, due mainly to the gain on the dilution of investment in Industrial Bank.

The return on average shareholders' funds was 35.4 per cent, compared with 27.4 per cent in 2006, reflecting the strong profit growth recorded for 2007.

Save for the issuance of subordinated notes of US$300 million, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of the Bank's listed securities during 2007.

RISK MANAGEMENT

The effectiveness of the Group's risk management policies and strategies is a key success factor. Operating in the financial services industry, the most important types of risks the Group is exposed to are credit, liquidity, market, insurance underwriting, operational and reputational risks. The Group has established policies and procedures to identify and analyse risks and to set appropriate risk limits to control this broad spectrum of risks. The risk management policies and major control limits are approved by the Board of Directors. Risk limits are monitored and controlled continually by dedicated departments by means of reliable and up-to-date management information systems. The management of various types of risks is well coordinated at the level of the Bank's Board and various Management committees, such as, the Executive Committee, Asset and Liability Management Committee and Credit Committee.

Note 62 "Financial risk management" to the financial statements provides a detailed discussion and analysis of the Group's credit risk, liquidity risk, market and interest rate risk, insurance underwriting risk, operational risk and capital management. The management of reputational risk is set out as follows:

Reputational risks

Reputational risks can arise from social, ethical or environmental issues, or as a consequence of operational risk events. Standards are set and policies and procedures are established in all areas of reputational risk and are communicated to staff at all levels. These include treating customers fairly, conflicts of interest, money laundering deterrence, environmental impact and anti-corruption measures. The reputation downside to the Group is fully appraised before any strategic decision is taken.

The Group is a socially and environmental responsible organization. Its corporate social responsibility policies and practices are discussed in the corporate responsibility section of this annual report.



*** Dr Raymond Kuo Fung CH'IEN**
GBS, CBE, JP
Chairman

Age 56. Appointed an independent non-executive Chairman on 6 August 2007. Chairman of CDC Corporation (Listed on NASDAQ) and Chairman of its Hong Kong listed subsidiary, China.com Inc. Chairman of MTR Corporation Limited and HSBC Private Equity (Asia) Limited. Dr Ch'ien serves on the boards of The Hongkong and Shanghai Banking Corporation Limited; Inchcape plc; Convenience Retail Asia Limited; VTech Holdings Limited and The Wharf (Holdings) Limited. An independent non-executive Director of HSBC Holdings plc from 1998 to 2007; and Group Managing Director of Lam Soon Hong Kong Group from 1984 to 1997. Chairman of the Hong Kong/European Union Business Cooperation Committee. Hong Kong member of the APEC Business Advisory Council. Honorary President and past Chairman of the Federation of Hong Kong Industries. From 1992 to 1997, a member of the Executive Council of Hong Kong, then under British Administration. Appointed a member of the Executive Council of the Hong Kong SAR on 1 July 1997 and served until June 2002. Former Chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption; The Hong Kong/Japan Business Cooperation Committee; the Industry and Technology Development Council and the Hong Kong Industrial Technology Centre Corporation Limited. Appointed a Justice of the Peace in 1993. Awarded a Commander in the Most Excellent Order of the British Empire in 1994 and the Gold Bauhinia Star in 1999. Received a doctoral degree in economics from the University of Pennsylvania in 1978 and became a Trustee of the University in 2006.

Mr OR Ching Fai Raymond JP
Vice-Chairman and Chief Executive

Age 58. Appointed a Director of the Bank in February 2000 and became Vice-Chairman and Chief Executive in May 2005. Chairman of Hang Seng Bank (China) Limited, the mainland China subsidiary of the Bank. A Director of The Hongkong and Shanghai Banking Corporation Limited, Cathay Pacific Airways Limited, Esprit Holdings Limited and Hutchison Whampoa Limited. Vice President and a Council Member of the Hong Kong Institute of Bankers. Committee Member of The Hong Kong Association of Banks. Chairman of the Hang Seng School of Commerce. A Council Member of The University of Hong Kong and The City University of Hong Kong. An adviser of the Employers' Federation of Hong Kong and the Planning Committee of the 5th East Asian Games. A Director of 2009 East Asian Games (Hong Kong) Limited.



Vice Patron of The Community Chest of Hong Kong. Member of Chinese People's Political Consultative Conference Beijing Committee.

Mr Edgar David ANCONA

Age 55. Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited. A Director of certain subsidiaries of HSBC Holdings BV, including HSBC Asia Holdings BV. Formerly Senior Vice President Corporate Treasurer of HSBC Finance Corporation and Executive Vice President, Asset/Liability Management, of HSBC North America Holdings Inc. Appointed a non-executive Director of the Bank on 4 September 2006.

* Mr CHAN Cho Chak John GBS, JP

Age 64. Managing Director of Transport International Holdings Limited, Senior Executive Director of The Kowloon Motor Bus Company (1933) Limited and Long Win Bus Company Limited, a non-executive Director and Chairman of RoadShow Holdings Limited and an independent non-executive director of Guangdong Investment Limited. Chairman of The Hong Kong Jockey Club. Chairman of the Council of the Hong Kong University of Science and Technology. Vice Patron of The Community Chest of Hong Kong. Non-Official Member of the Commission on Strategic Development of the HKSAR Government. Formerly also an independent non-executive director of Hong Kong Exchanges and Clearing Limited from 2000 to 2003. Former member of the Hong Kong Civil Service from 1964 to 1978 and from 1980 to 1993. Key posts in Government included Private Secretary to the Governor, Deputy Secretary (General Duties), Director of Information Services, Deputy Chief Secretary, Secretary for Trade and Industry and Secretary for Education and Manpower. Awarded the Gold Bauhinia Star by the HKSAR Government in July 1999. Appointed a Director of the Bank in August 1995.

Mr CHAN Kwok Wai Patrick

Age 51. Joined the Bank in 1995 as Assistant General Manager and Head of Financial Control. Appointed Chief Financial Officer since 1998, Deputy General Manager in June 2003, and Executive Director and General Manager of the Bank in December 2005. Vice-Chairman of Hang Seng Bank (China) Limited, the mainland China subsidiary of the Bank. A Director of certain subsidiaries of the Bank, including Hang Seng Bank (Trustee) Limited, Hang Seng Insurance Company Limited, Hang Seng General Insurance (Hong Kong) Company Limited and Hang Seng Life Limited. A Director and Executive Committee member of Industrial Bank Co., Ltd., PRC; a member of the Professional

Development Sub-committee of the ACCA Hong Kong; a member of the Quality Education Fund Steering Committee; a member of the Protection of Wages on Insolvency Fund Board; a member of the Admissions, Budgets and Allocations Committee of The Community Chest of Hong Kong; a member of the Advisory Board on Accounting Studies of the Chinese University of Hong Kong; Honorary Vice-President of the Honorary Advisory Board of the Accounting Students' Society of the Hong Kong University of Science and Technology; Co-opted Member of Audit Committee of Urban Renewal Authority; and a member of the Investment Committee of the Foundation of Tsinghua University Center for Advanced Study Co. Ltd.

*** Dr CHENG Yu Tung** DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)

Age 82. Chairman of New World Development Company Limited, Chow Tai Fook Jewellery Company Limited, Melbourne Enterprises Limited and Lifestyle International Holdings Limited. A Director of Shun Tak Holdings Limited. Appointed a Director of the Bank in March 1985.

*** Dr CHEUNG Kin Tung Marvin** DBA(Hon), SBS, OBE, JP

Age 60. Non-official Member of the Executive Council, Board Member of the Airport Authority Hong Kong, Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority, Member of the Greater Pearl River Delta Business Council, Vice-Chairman of the Council of the Hong Kong University of Science and Technology and Council Member of the Open University of Hong Kong. An independent non-executive Director of HKR International Limited, Hong Kong Exchanges and Clearing Limited and Sun Hung Kai Properties Limited. Director of The Association of Former Council Members of the Stock Exchange of Hong Kong Limited. Appointed a Director of the Bank in May 2004.

 # Mr Alexander Andrew FLOCKHART CBE

Age 56. Director and the Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited. Global Head of Commercial Banking of HSBC Group. Group Managing Director Asia-Pacific of HSBC Holdings plc and a member of the HSBC Group Management Board. Chairman of HSBC Bank Malaysia Berhad. Director of HSBC Bank Australia Limited and HSBC Bank (China) Company Limited. A member of the VISA International Asia Pacific Regional Board and Chongqing Mayor's International Economic Advisory Council. Appointed a non-executive Director of the Bank on 6 August 2007.

*** Mr Jenkin HUI**

Age 64. Director and Chief Executive of Pointpiper Investment Limited. A Director of Central Development Limited, Jardine Matheson Holdings Limited, Jardine Strategic Holdings Limited and Hongkong Land Holdings Limited. Appointed a Director of the Bank in August 1994.

*** Mr Peter LEE Ting Chang** JP

Age 54. Chairman of Hysan Development Company Limited. A non-executive Director of Cathay Pacific Airways Limited, CLP Holdings Limited, SCMP Group Limited and Maersk China Ltd., and a Director of a number of other companies. Vice President of the Real Estate Developers Association of Hong Kong. Appointed a Director of the Bank in August 2002.

*** Dr LI Ka Cheung Eric** FCPA(Practising), GBS, OBE, JP

Age 54. Senior partner of Li, Tang, Chen & Co., Certified Public Accountants. Member of The Tenth National Committee of Chinese People's Political Consultative Conference. Director of Sun Hung Kai Properties Limited, Transport International Holdings Limited, SmarTone Telecommunications Holdings Limited, Wong's International (Holdings) Limited, China Resources Enterprise, Limited, RoadShow Holdings Limited, Bank of Communications Co., Ltd. and Meadville Holdings Limited. President of Hong Kong Society of Accountants in 1994. Chairman of Hong Kong Monetary Authority's Process Review Committee and Member of Basel II Consultation Group. Member of the Clearing and Settlement Systems Appeals Tribunal. Awarded the Gold Bauhinia Star by the HKSAR Government in July 2003. Appointed a Director of the Bank in February 2000.

 # Dr LO Hong Sui Vincent GBS, JP

Age 59. Chairman of Shui On Group. Chairman and Chief Executive Officer of Shui On Land Limited, Chairman of Shui On Construction and Materials Limited, and Chairman of China Central Properties Limited. Director of Great Eagle Holdings Limited. An independent non-executive Director of China Telecom Corporation Ltd. Member of The Eleventh National Committee of Chinese People's

Political Consultative Conference. Honorary Life President of Business and Professionals Federation of Hong Kong. President of Shanghai-Hong Kong Council for the Promotion and Development of Yangtze. Economic Adviser to the Chongqing Municipal Government. Court Member of the Hong Kong University of Science and Technology. Awarded the Gold Bauhinia Star by the HKSAR Government in July 1998. Recipient of the Businessman of the Year award in the Hong Kong Business Awards 2001. Awarded Director of the Year in the category of Listed Company Executive Directors by The Hong Kong Institute of Directors in 2002 and Chevalier des Arts et des Lettres by the French government in 2005. Appointed a Director of the Bank in February 1999.

Mr POON Chung Yin Joseph

Age 53. Appointed Executive Director and Deputy Chief Executive of the Bank in December 2004. Managing Director and Deputy Chief Executive since April 2005. Independent non-executive Director of Grandland Shipping Limited. A Director of certain subsidiaries of the Bank, including Hang Seng Bank (Trustee) Limited, Hang Seng Credit Limited, Hang Seng Finance Limited, Hang Seng Insurance Company Limited and Hang Seng Life Limited. Chairman of Hang Seng Index Advisory Committee of Hang Seng Indexes Company Limited. Member of The Chinese General Chamber of Commerce and The British Chamber of Commerce. A Member of Campaign Committee of The Community Chest of Hong Kong.

* **Dr SIN Wai Kin David** DSSc(Hon)

Age 78. Chairman of Myer Jewelry Manufacturer Limited. Vice-Chairman of Miramar Hotel and Investment Company Limited. Executive Director of New World Development Company Limited. Appointed a Director of the Bank in November 1991.

* **Mr Richard Yat Sun TANG** MBA, BBS, JP

Age 55. Chairman and Managing Director of Richcom Company Limited. A Vice Chairman of King Fook Holdings Limited. A Director of Miramar Hotel and Investment Company Limited and Hong Kong Commercial Broadcasting Company Limited. Chairman of the Correctional Services Children's Education Trust Investment Advisory Board of the Correctional Services Department. A member of Disciplinary Panel A of the Hong Kong Institute of Certified Public Accountants. Chairman of Customs & Excise Service Children's Education Trust Fund Committee. A member of Tang Shiu Kin and Ho Tim Charitable Fund. Appointed "Justice of the Peace" in 1997. Awarded the Bronze Bauhinia Star by the HKSAR Government in July 2000. Appointed a Director of the Bank in August 1995 and Supervisor of Hang Seng Bank (China) Limited, the mainland China subsidiary of the Bank, in May 2007.

Mr WONG Tung Shun Peter JP

Age 56. Executive Director of The Hongkong and Shanghai Banking Corporation Limited, Non-Executive Director and Deputy Chairman of HSBC Bank (China) Company Limited and Non-Executive Director and Chairman of Hubei Suizhou Cengdu HSBC Rural Bank Company Limited. Director and Chairman of HSBC Insurance (Asia) Limited and HSBC Life (International) Limited. A Director of Bank of Communications Co., Ltd., Ping An Insurance (Group) Company of China, Ltd., Hong Kong Interbank Clearing Limited and The Hong Kong General Chamber of Commerce. Vice Chairman of the Hong Kong Association of Banks and President of the Hong Kong Institute of Bankers. Chairman of the Financial Services Advisory Committee of the Hong Kong Trade Development Council and The Banking Industry Training Advisory Committee. Member of the Banking Advisory Committee of the Hong Kong Monetary Authority, the 10th Hubei provincial committee of the Chinese People's Political Consultative Conference, the Board of Counsellors of the China-United States Exchange Foundation Limited, the Aviation Development Advisory Committee and the Greater Pearl River Delta Business Council. An Honorary Professor of The University of Hong Kong. Appointed a non-executive Director of the Bank in May 2005.

* Independent non-executive Directors
# Non-executive Directors

Mr Alexander A Flockhart is a Group Managing Director Asia-Pacific of HSBC Holdings plc, a Director and the Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited. Mr Raymond C F Or is a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr Peter T S Wong is an Executive Director of The Hongkong and Shanghai Banking Corporation Limited. Mr Edgar D Ancona is a Director of certain subsidiaries of HSBC Holdings BV, including HSBC Asia Holdings BV, and Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited. Each of HSBC Holdings plc, HSBC Holdings BV, HSBC Asia Holdings BV and The Hongkong and Shanghai Banking Corporation Limited has an interest in the share capital of the Bank as disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance.

BIOGRAPHICAL DETAILS OF SENIOR MANAGEMENT



From left to right: Mr Joseph C Y Poon, Mr Patrick K W Chan, Mr Raymond C F Or, Mr William W C Leung, Mrs Dorothy K Y P Sit

Mr OR Ching Fai Raymond JP

Vice-Chairman and Chief Executive

(Biographical details are set out on pages 68 and 69)

Mr POON Chung Yin Joseph

Managing Director and
Deputy Chief Executive

(Biographical details are set out on page 71)

Mr CHAN Kwok Wai Patrick

Executive Director and
Chief Financial Officer

(Biographical details are set out on pages 69 and 70)

Mr LEUNG Wing Cheung William JP

General Manager, Personal Financial
Services and Wealth Management

Age 53. Joined the Bank in 1994 as Assistant General Manager and Head of Credit Card Centre. Appointed Deputy General Manager and Deputy Head of Retail Banking in May 2000. Appointed Deputy Head of Commercial Banking in October 2003. Appointed General Manager and Head of Wealth Management in January 2005. Redesignated General Manager, Personal Financial Services and Wealth Management since August 2005. Responsible for personal banking, private banking, trustee services, insurance and investment services of the Bank. A Director of HSBC Asset Management (Hong Kong) Limited and Senior Advisor, Management Committee of Industrial Bank Co., Ltd.'s Card Centre. Chairman of the Committee on Management and Supervisory Training of the Vocational Training Council. Chairman of the Hong Kong Dance Company. Deputy Chairman of the Council of the Hong Kong Academy for Performing Arts. A member of the Hong Kong Sports Commission, 2008 Beijing Olympic Equestrian Events Hong Kong Fund Board of Governors and Tourism Strategy Group of the Tourism Commission. Chairman of Licensing and Practice Committee of Estate Agents Authority. A Member of The Banking Industry Training Advisory Committee. Treasurer of Council of the Hong Kong Baptist University. Chairman of the Hong Kong Creative Arts Centre Limited.

Mrs SIT KWAN Yin Ping Dorothy

General Manager and
Chief Operating Officer

Age 56. Joined the Bank in December 2005 as General Manager. Appointed Chief Operating Officer since January 2006. Non-Executive Director of Hang Seng Bank (China) Limited, the mainland China subsidiary of the Bank. A Member of The Banking Industry Training Advisory Committee and an Ex-officio member of its Subcommittee on Specification of Competency Standards Development. Head of Personal Financial Services, Hong Kong for The Hongkong and Shanghai Banking Corporation Limited before joining the Bank.

Mr FUNG Hau Chung Andrew

General Manager and
Head of Investment and Insurance

Age 50. Joined the Bank in May 2006 as Deputy General Manager and Head of Investment and Insurance. Appointed General Manager and Head of Investment and Insurance since February 2008. Responsible for overseeing the Bank's investment and insurance businesses with responsibility for management, sales and market strategy, as well as the development of new products and services. Director and General Manager of Hang Seng Investment Management Limited. A Director of Hang Seng Insurance Company Limited, Hang Seng General Insurance (Hong Kong) Company Limited, Hang Seng Life Limited, Hang Seng Investment Services Limited and Hang Seng Securities Limited. A Member of Process Review Panel for the Securities and Futures Commission, a Part-time Member of Central Policy Unit – The Government of HKSAR, a Member of Council of Lingnan University and a General Committee Member of Federation of Hong Kong Industries. Managing Director, Advisory Sales, Greater China, Global Financial Markets, of DBS Bank Ltd before joining the Bank.

Mr NG Yuen Tin FHKIB

Deputy General Manager and
Head of Corporate Banking

Age 56. Joined the Bank in 1971. Appointed Assistant General Manager and Deputy Head of Corporate Banking Division in January 1994. Appointed Head of Corporate Banking Division in September 1999. Appointed Deputy General Manager and Head of Corporate Banking since July 2000. Responsible for overseeing the corporate and institutional banking business of the Bank. Director and Chief Executive of Hang Seng Finance Limited. A Director of Hang Seng Indexes Company Limited and HSI International Limited. A member of the Hang Seng Index Advisory Committee. An Executive Committee Member of the Hong Kong Institute of Bankers.

Mr TAM Wai Hung David

MBA, FCIB, FHKIB

Deputy General Manager and
Head of Commercial Banking, Greater China

Age 58. Joined the Bank in 1999 as Assistant General Manager and Head of Commercial Banking. Appointed Deputy General Manager and Head of Commercial Banking since June 2003 and as Head of Commercial Banking, Greater China since January 2007. Responsible for overseeing the commercial banking business of the Bank in the Greater China region, the functional departments of trade services, customised trade solutions, business development, portfolio and project management, structured loan, commercial insurance planning and development and the Macau Branch. Member of Small and Medium Enterprises Committee of the Trade and Industry Department. Council member of Hong Kong St John Ambulance. Executive Committee Member of Business and Professionals Federation of Hong Kong. Chairman of the Council, ReSource The Counselling Centre Ltd.

Mr CHEUNG Tai Keung Jack

Deputy General Manager and
Head of Treasury

Age 48. Joined the Bank in June 2004 as Deputy General Manager and Acting Head of Treasury. Responsible for overseeing the Treasury and Singapore operations. Appointed Deputy General Manager and Head of Treasury since August 2004. Director, Head of Balance Sheet Management, Asia-Pacific Global Markets of The Hongkong and Shanghai Banking Corporation Limited before joining the Bank.

Mr FU Chi King Johnson

Deputy General Manager and
Head of China Business

Age 53. Joined the Bank in August 2005 as Deputy General Manager and Head of China Business. Responsible for overseeing the Bank's operations in mainland China and Taiwan, and foreign-invested, state-owned and domestic companies on the Mainland. Chief Executive of Hang Seng Bank (China) Limited, the mainland China subsidiary of the Bank. Honorable President of Hong Kong Chamber of Commerce in China – Shanghai. Regional Head of Corporate Banking, Asia Pacific and Alternate Chief Executive, Hong Kong of Commerzbank before joining the Bank.

Mr CHO Tak Chi Joseph

MSc, FFin, CFMP, FLMI, CIAM, ACIS

Deputy General Manager and
Head of Branch Network and Direct Banking

Age 50. Joined the Bank in June 1995 and served until September 1997 as Senior Retail Planning Manager. Re-joined the Bank in October 2004 as Senior Manager and Head of Customer Management and Marketing. Appointed Assistant General Manager and Head of Branch Network and Direct Banking in May 2006. Appointed Deputy General Manager and Head of Branch Network and Direct Banking since February 2008. Responsible for Branch Network and Direct Banking business of the Bank. A member of the Consultative Committee on Deposit Protection Scheme of the Hong Kong Deposit Protection Board. A member of the China Development Committee of The Hong Kong Institute of Bankers. A member of the Renminbi Services Working Group and Financial Service Delivery Channels Task Force of The Hong Kong Association of Banks.

The Directors have pleasure in presenting their report together with the audited financial statements for the year ended 31 December 2007.

PRINCIPAL ACTIVITIES

The Bank and its subsidiaries and associates are engaged in the provision of banking and related financial services.

PROFITS

The consolidated profit of the Bank and its subsidiaries and associates for the year is set out on page 83 together with particulars of dividends which have been paid or declared.

MAJOR CUSTOMERS

The Directors believe that the five largest customers of the Bank accounted for less than 30% of the total of interest income and other operating income of the Bank in the year.

SUBSIDIARIES

Particulars of the Bank's principal subsidiaries at 31 December 2007 are set out on page 144.

SHARE CAPITAL

No change in either the authorised or issued share capital took place during the year.

DONATIONS

Charitable donations made by the Bank and its subsidiaries during the year amounted to HK$11.5 million.

DIRECTORS

The Directors of the Bank who were in office at the end of the year were Dr Raymond K F Ch'ien, Mr Raymond C F Or, Mr Edgar D Ancona, Mr John C C Chan, Mr Patrick K W Chan, Dr Y T Cheng, Dr Marvin K T Cheung, Mr Alexander A Flockhart, Mr Jenkin Hui, Mr Peter T C Lee, Dr Eric K C Li, Dr Vincent H S Lo, Mr Joseph C Y Poon, Dr David W K Sin, Mr Richard Y S Tang and Mr Peter T S Wong.

Mr Michael R P Smith resigned from the Board with effect from the close of business on 15 June 2007.

Dr Raymond K F Ch'ien and Mr Alexander A Flockhart were appointed Directors of the Bank with effect from 6 August 2007. They retire under the provisions of the Bank's Articles of Association and, being eligible, offer themselves for re-election.

The Directors retiring by rotation in accordance with the Bank's Articles of Association are Mr Joseph C Y Poon, Dr Y T Cheng, Dr Marvin K T Cheung and Mr Jenkin Hui, who, being eligible, offer themselves for re-election.

No Director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Bank which is not determinable by the Bank within one year without payment of compensation (other than statutory compensation).

No contract of significance, to which the Bank or any of its holding companies or any of its subsidiaries or fellow subsidiaries was a party and in which a Director of the Bank had a material interest, subsisted at the end of the year or at any time during the year.

STATUS OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Bank has received from each independent non-executive Director an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") ("the Listing Rules") and the Bank still considers the independent non-executive Directors to be independent.

DIRECTORS' AND ALTERNATE CHIEF EXECUTIVES' INTERESTS

At the end of the financial year, the interests of the Directors and Alternate Chief Executives in the shares, underlying shares of equity derivatives and debentures of the Bank and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) disclosed in accordance with the Listing Rules were detailed below.

	Personal Interests (held as beneficial owner)	Family Interests (Interests of spouse or child under 18)	Corporate Interests (Interests of controlled corporation)	Other Interests	Total Interests	Total Interests as % of the relevant issued share capital
Number of Ordinary Shares of HK$5 each in the Bank						
Directors:						
Mr Raymond C F Or	50,000	–	–	–	50,000	0.00
Mr John C C Chan	–	–	–	1,000[1]	1,000	0.00
Mr Patrick K W Chan	–	1,000	–	–	1,000	0.00
Mr Joseph C Y Poon	5,000	10,000	–	–	15,000	0.00
Number of Ordinary Shares of US$0.50 each in HSBC Holdings plc						
Directors:						
Dr Raymond K F Ch'ien	54,567	–	–	–	54,567	0.00
Mr Raymond C F Or	190,974	38,655	–	201,073[6]	430,702	0.00
Mr Edgar D Ancona	225,027	–	–	562,846[6]	787,873	0.01
Mr John C C Chan	14,283	–	–	3,000[1]	17,283	0.00
Mr Patrick K W Chan	2,504	5,261	–	52,511[6]	60,276	0.00
Mr Alexander A Flockhart	130,256	–	–	346,243[6]	476,499	0.00
Mr Jenkin Hui	11,113	24,342	1,231,369[2]	–	1,266,824	0.01
Dr Eric K C Li	–	18,132	79,622[3]	–	97,754	0.00
Mr Joseph C Y Poon	27,468[4]	62,707	–	66,554[6]	156,729	0.00
Mr Peter T S Wong	124,620	21,905	–	82,700[6]	229,225	0.00
Alternate Chief Executives:						
Mr William W Leung	12,059	–	–	46,969[6]	59,028	0.00
Mrs Dorothy K Y P Sit	11,998[5]	728	–	48,346[6]	61,072	0.00

Notes:

(1) 1,000 shares in the Bank and 3,000 shares in HSBC Holdings plc were held by a trust of which Mr and Mrs John C C Chan were beneficiaries.

(2) Mr Jenkin Hui was entitled to fully control the voting power at general meetings of Parc Palais Incorporated, a private company, which beneficially held all of those shares referred to above as his corporate interests.

(3) Dr Eric K C Li was entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

(4) 22,599 shares were jointly held by Mr and Mrs Joseph C Y Poon.

(5) 5,680 shares were jointly held by Mrs Dorothy K Y P Sit and her husband.

(6) These represent interests in (i) options granted to Directors and Alternate Chief Executives under the HSBC Share Option Plans/HSBC Finance 1996 Long-Term Executive Incentive Compensation Plan to acquire ordinary shares of US$0.50 each in HSBC Holdings plc and (ii) conditional awards of shares under the HSBC Holdings plc Restricted Share Plan/HSBC Share Plans made in favour of Directors and Alternate Chief Executives and held by various trusts for ordinary shares of US$0.50 each in HSBC Holdings plc, as set against their respective names below:

	Options (please refer to the options table below for details)	Conditional awards of shares under the HSBC Holdings plc Restricted Share Plan/ HSBC Share Plans (please refer to the awards table below for further information)	Total
Directors:			
Mr Raymond C F Or	2,504	198,569	201,073
Mr Edgar D Ancona	459,113	103,733	562,846
Mr Patrick K W Chan	26,000	26,511	52,511
Mr Alexander A Flockhart	23,832	322,411	346,243
Mr Joseph C Y Poon	28,454	38,100	66,554
Mr Peter T S Wong	–	82,700	82,700
Alternate Chief Executives:			
Mr William W Leung	12,500	34,469	46,969
Mrs Dorothy K Y P Sit	5,435	42,911	48,346

Options

At the end of the financial year, the Directors and Alternate Chief Executives mentioned below held unlisted physically settled options to acquire the number of ordinary shares of US$0.50 each in HSBC Holdings plc set against their respective names. These options were granted for nil consideration by HSBC Holdings plc.

	Options held at 31 December 2007	Options exercised during the Director's/ Alternate Chief Executive's term of office in 2007 (ordinary shares of US$0.50 each)	Exercise price per share	Date granted	Exercisable from	Exercisable until
Directors:						
Mr Raymond C F Or	1,515	–	£6.4720	10 May 2004	1 Aug 2009	31 Jan 2010
	989	–	£6.6792	24 May 2005	1 Aug 2010	31 Jan 2011
	2,504					
Mr Edgar D Ancona	–	56,175[(1), (3)&(5)]	US$14.6000	10 Nov 1997	10 Nov 1998	10 Nov 2007
	64,200[(1)&(5)]	–	US$13.7100	9 Nov 1998	9 Nov 1999	9 Nov 2008
	80,250[(1)&(5)]	–	US$16.9600	8 Nov 1999	8 Nov 2000	8 Nov 2009
	85,600[(1)&(5)]	–	US$18.4000	13 Nov 2000	13 Nov 2001	13 Nov 2010
	93,625[(1)&(5)]	–	US$21.3700	12 Nov 2001	12 Nov 2002	12 Nov 2011
	33,438[(5)]	–	US$10.6600	20 Nov 2002	20 Nov 2003	20 Nov 2012
	51,000	–	£9.1350	3 Nov 2003	3 Nov 2006	3 Nov 2013
	51,000	–	£8.2830	30 Apr 2004	30 Apr 2007	30 Apr 2014
	459,113					

	Options held at 31 December 2007	Options exercised during the Director's/ Alternate Chief Executive's term of office in 2007 (ordinary shares of US$0.50 each)	Exercise price per share	Date granted	Exercisable from	Exercisable until
Mr Patrick K W Chan	6,500	–	£7.4600	3 Apr 2000	3 Apr 2003	2 Apr 2010
	6,000	–	£8.7120	23 Apr 2001	23 Apr 2004	22 Apr 2011
	6,500	–	£8.4050	7 May 2002	7 May 2005	6 May 2012
	7,000	–	£6.9100	2 May 2003	2 May 2006	1 May 2013
	26,000					
Mr Alexander A Flockhart	22,500[2]	–	£6.2767	16 Mar 1998	16 Mar 2001	16 Mar 2008
	1,332[2]	–	£7.0872	25 Apr 2007	1 Aug 2010	31 Aug 2011
	23,832					
Mr Joseph C Y Poon	9,000	–	£6.3754	29 Mar 1999	29 Mar 2002	29 Mar 2009
	4,750	–	£7.4600	3 Apr 2000	3 Apr 2003	3 Apr 2010
	2,750	–	£8.7120	23 Apr 2001	23 Apr 2004	23 Apr 2011
	4,400	–	£8.4050	7 May 2002	7 May 2005	7 May 2012
	5,050	–	£6.9100	2 May 2003	2 May 2006	2 May 2013
	1,515	–	£6.4720	10 May 2004	1 Aug 2009	31 Jan 2010
	989	–	£6.6792	24 May 2005	1 Aug 2010	31 Jan 2011
	28,454					
Alternate Chief Executives:						
Mr William W Leung	6,000	–	£6.9100	2 May 2003	2 May 2006	1 May 2013
	6,500	–	£8.2830	30 Apr 2004	30 Apr 2007	29 Apr 2014
	–	582[4]	£6.4720	10 May 2004	1 Aug 2007	31 Jan 2008
	–	240[4]	HK$103.4401	26 Apr 2006	1 Aug 2007	31 Oct 2007
	12,500					
Mrs Dorothy K Y P Sit	3,000	–	£8.7120	23 Apr 2001	23 Apr 2004	22 Apr 2011
	2,435	–	£6.6792	24 May 2005	1 Aug 2010	31 Jan 2011
	5,435					

Notes:

(1) Notification that Mr Edgar D Ancona held these unlisted physically settled options to acquire shares of US$0.50 each in HSBC Holdings plc was given by him in June 2007 on his becoming aware of the same.

(2) These represent the options held by Mr Alexander A Flockhart on 6 August 2007 when he was appointed a Director of the Bank.

(3) At the date of exercise, 14 May 2007, the market value per share was £9.5000.

(4) At the date of exercise, 1 August 2007, the market value per share was £9.0050.

(5) These represent Mr Edgar D Ancona's interests in options under HSBC Finance 1996 Long-Term Executive Incentive Compensation Plan. These options arise from options he held over shares of Household International, Inc. (now HSBC Finance Corporation) before its acquisition, which were converted into options over HSBC Holdings plc ordinary shares in the same ratio as the offer for HSBC Finance Corporation and the exercise prices per share adjusted accordingly. These options were granted at nil consideration.

Conditional awards of shares

At the end of the financial year, the interests of the Directors and Alternate Chief Executives in the conditional awards of shares made in favour of them under the HSBC Holdings plc Restricted Share Plan/HSBC Share Plans and held by various trusts for ordinary shares of US$0.50 each in HSBC Holdings plc were as follows:

	Awards held at 1 January 2007	Awards made during the Director's/Alternate Chief Executive's term of office in 2007	Shares awarded released during the Director's/Alternate Chief Executive's term of office in 2007	Awards held at 31 December 2007(1)
Directors:				
Mr Raymond C F Or	245,548	25,786	30,298	198,569
Mr Edgar D Ancona	68,369	31,464	–	103,733
Mr Patrick K W Chan	23,571	7,325	–	26,511
Mr Alexander A Flockhart	269,149(2)	50,655	–	322,411
Mr Joseph C Y Poon	32,512	10,889	–	38,100
Mr Peter T S Wong	87,491	24,174	33,021	82,700
Alternate Chief Executives:				
Mr William W Leung	25,760	7,325	–	34,469
Mrs Dorothy K Y P Sit	47,573	9,213	6,190	42,911

Notes:

(1) This includes additional shares arising from scrip dividends.

(2) This represents the awards held by Mr Alexander A Flockhart on 6 August 2007 when he was appointed a Director of the Bank.

All the interests stated above represent long positions. As at 31 December 2007, no short positions were recorded in the Register of Directors' and Alternate Chief Executives' Interests and Short Positions required to be kept under section 352 of the SFO.

Save as disclosed in the preceding paragraphs, at no time during the year was the Bank or any of its holding companies or its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Bank to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate.

No right to subscribe for equity or debt securities of the Bank has been granted by the Bank to, nor have any such rights been exercised by, any person during the year ended 31 December 2007.

DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Pursuant to Rule 8.10 of the Listing Rules, at the end of the year, the following Directors had declared interests in the following entities which compete or are likely to compete, either directly or indirectly, with the businesses of the Bank:

Mr Alexander A Flockhart is a Group Managing Director Asia-Pacific of HSBC Holdings plc, a Director and the Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited and Global Head of Commercial Banking of HSBC Group. Mr Flockhart is also the Chairman of HSBC Bank Malaysia Berhad, and a Director of HSBC Bank Australia Limited and HSBC Bank (China) Company Limited.

Mr Raymond C F Or is a Director of The Hongkong and Shanghai Banking Corporation Limited.

Mr Edgar D Ancona is the Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited. He is also a Director of certain subsidiaries of HSBC Holdings BV, including HSBC Asia Holdings BV, the immediate holding company of The Hongkong and Shanghai Banking Corporation Limited.

Mr Patrick K W Chan is a Director and Executive Committee Member of Industrial Bank Co., Ltd. ("Industrial Bank"), in which the Bank holds a 12.78% stake. Industrial Bank conducts general banking business in mainland China.

Mr Peter T S Wong is Group General Manager and Executive Director, Hong Kong and Mainland China of The

Hongkong and Shanghai Banking Corporation Limited. Mr Wong is Director and Chairman of HSBC Insurance (Asia) Limited and HSBC Life (International) Limited, non-executive Director and Deputy Chairman of HSBC Bank (China) Company Limited and non-executive Director and Chairman of Hubei Suizhou Cengdu HSBC Rural Bank Company Limited, subsidiaries of The Hongkong and Shanghai Banking Corporation Limited. Mr Wong is a Director of Bank of Communications Co., Ltd., which conducts general banking business. He is also a Director of Ping An Insurance (Group) Company of China, Ltd., which conducts life insurance, property and casualty insurance and other financial services.

HSBC Holdings plc, through its subsidiaries and associated undertakings, including The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank, is engaged in providing a comprehensive range of banking, insurance and related financial services.

The entities in which the Directors have declared interests are managed by separate Boards of Directors and management, which are accountable to their respective shareholders.

Further, Industrial Bank has a connected party transactions committee which is responsible for considering all matters concerning connected party transactions to be entered into by Industrial Bank as required by the laws of mainland China. All members of Industrial Bank's connected party transactions committee are independent non-executive Directors.

The Board of the Bank includes nine independent non-executive Directors whose views carry significant weight in the Board's decisions. The Audit Committee of the Bank, which consists of three independent non-executive Directors, meets regularly to assist the Board of Directors in reviewing the financial performance, internal control and compliance systems of the Bank and its subsidiaries. The Bank is, therefore, capable of carrying on its businesses independently of, and at arm's length from, the businesses in which Directors have declared interests.

DIRECTORS' EMOLUMENTS

The emoluments of the Directors of the Bank (including executive Directors and independent non-executive Directors) on a named basis are set out on page 111 of the Bank's financial statements for the year ended 31 December 2007.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

The register maintained by the Bank pursuant to the SFO recorded that, as at 31 December 2007, the following corporations had interests or short positions in the shares or underlying shares (as defined in that Ordinance) in the Bank set opposite their respective names:

	Number of Ordinary Shares of HK$5 each in the Bank (Percentage of total)	
Name of Corporation	**Long position**	**Short position**
The Hongkong and Shanghai Banking Corporation Limited	1,188,057,371[1] (62.14%)	–
HSBC Asia Holdings BV	1,188,057,371[1] (62.14%)	–
HSBC Asia Holdings (UK)	1,188,057,371[1] (62.14%)	–
HSBC Holdings BV	1,188,057,371[1] (62.14%)	–
HSBC Finance (Netherlands)	1,188,057,371[1] (62.14%)	–
HSBC Holdings plc	1,188,057,371[1] (62.14%)	–
Deutsche Bank Aktiengesellschaft	154,980,866[2] (8.11%)	14,573,350[2] (0.76%)

Notes:

(1) The Hongkong and Shanghai Banking Corporation Limited is a subsidiary of HSBC Asia Holdings BV, which is a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn is a wholly-owned subsidiary of HSBC Holdings BV. HSBC Holdings BV is a wholly-owned subsidiary of HSBC Finance (Netherlands), which in turn is a wholly-owned subsidiary of HSBC Holdings plc. Accordingly, The Hongkong and Shanghai Banking Corporation Limited's interests are recorded as the interests of HSBC Asia Holdings BV, HSBC Asia Holdings (UK), HSBC Holdings BV, HSBC Finance (Netherlands) and HSBC Holdings plc.

The Directors regard HSBC Holdings plc to be the beneficial owner of 1,188,057,371 ordinary shares in the Bank (62.14%).

(2) These interests were held by Deutsche Bank Aktiengesellschaft (or certain of its subsidiaries) as beneficial owner, investment manager and person having a security interest in shares as at 28 December 2007, which was disclosed to the Bank on 4 January 2008. Of these interests, long position of 146,800,982 shares and short position of 4,385,520 shares were cash settled derivatives interests.

Deutsche Bank Aktiengesellschaft has informally notified the Bank that as at 31 December 2007, it held interests in long position of 154,970,866 shares (representing 8.11% of the Bank's issued share capital) and short position of 14,570,450 shares (representing 0.76% of the Bank's issued share capital). Of these interests, long position of 146,800,982 shares and short position of 4,385,520 shares were cash settled derivatives interests. This decrease in shareholding was not required to be disclosed under Part XV of the SFO.

Save as disclosed above, no other interests and short positions in the shares or underlying shares of the Bank were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

CAPITAL

In June 2007, the Bank contracted to issue floating-rate subordinated notes amounting to US$300 million that mature in July 2017 with a one-time call option exercisable by the Bank in July 2012. The notes were issued to help the Bank maintain a more balanced capital structure.

PURCHASE, SALE OR REDEMPTION OF THE BANK'S LISTED SECURITIES

Save for the issuance of subordinated notes of US$300 million, during the year, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of the Bank's listed securities.

PUBLIC FLOAT

As at the date of this report, the Bank has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Bank and within the knowledge of the Directors of the Bank.

CODE ON CORPORATE GOVERNANCE PRACTICES

Details of the Bank's corporate governance practices are set out in the "Corporate Governance and Other Information" section under its 2007 Annual Report.

AUDITORS

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

Raymond Ch'ien
Chairman
Hong Kong, 3 March 2008

2007 FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2007
(Expressed in millions of Hong Kong dollars)

	note	**2007**	2006
Interest income	8	34,406	29,262
Interest expense	8	(19,687)	(17,568)
Net interest income		14,719	11,694
Fee income		7,682	4,074
Fee expense		(796)	(577)
Net fee income	9	6,886	3,497
Trading income	10	1,679	1,330
Net income from financial instruments designated at fair value	11	1,907	899
Dividend income	12	52	47
Net earned insurance premiums	13	9,702	7,846
Other operating income	14	747	845
Total operating income		35,692	26,158
Net insurance claims incurred and movement in policyholders' liabilities	15	(10,677)	(8,077)
Net operating income before loan impairment charges and other credit risk provisions		25,015	18,081
Loan impairment charges and other credit risk provisions	16	(576)	(264)
Net operating income		24,439	17,817
Employee compensation and benefits		(3,585)	(2,694)
General and administrative expenses		(2,684)	(2,214)
Depreciation of premises, plant and equipment		(348)	(323)
Amortisation of intangible assets		(33)	(10)
Total operating expenses	17	(6,650)	(5,241)
Operating profit		17,789	12,576
Gain on dilution of investment in associate		1,465	–
Profit on disposal of fixed assets and financial investments	21	716	843
Net surplus on property revaluation	22	379	321
Share of profits from associates		1,122	655
Profit before tax		21,471	14,395
Tax expense	23	(2,865)	(2,049)
Profit for the year		18,606	12,346
Profit attributable to shareholders		18,242	12,038
Profit attributable to minority interests		364	308
		18,606	12,346
Dividends	26	12,045	9,942
(Figures in HK$)			
Earnings per share	25	9.54	6.30
Dividends per share	26	6.30	5.20

The notes on pages 88 to 204 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

at 31 December 2007
(Expressed in millions of Hong Kong dollars)

	note	2007	2006
ASSETS			
Cash and balances with banks and other financial institutions	30	**16,864**	9,390
Placings with and advances to banks and other financial institutions	31	**113,029**	99,705
Trading assets	32	**10,390**	12,467
Financial assets designated at fair value	33	**13,892**	8,280
Derivative financial instruments	34	**4,702**	1,887
Advances to customers	35	**308,356**	279,353
Financial investments	36	**244,294**	227,710
Investments in associates	38	**6,177**	3,488
Investment properties	39	**2,581**	2,732
Premises, plant and equipment	40	**6,794**	6,516
Interest in leasehold land held for own use under operating lease	41	**565**	580
Intangible assets	42	**2,889**	2,070
Other assets	43	**15,466**	14,886
		745,999	669,064
LIABILITIES			
Current, savings and other deposit accounts	44	**546,653**	482,821
Deposits from banks		**19,736**	17,950
Trading liabilities	45	**48,151**	60,093
Financial liabilities designated at fair value	46	**1,498**	1,562
Derivative financial instruments	34	**4,683**	1,531
Certificates of deposit and other debt securities in issue	47	**5,685**	7,595
Other liabilities	48	**17,850**	16,123
Liabilities to customers under insurance contracts	49	**33,089**	22,975
Deferred tax and current tax liabilities	50	**2,844**	2,716
Subordinated liabilities	51	**9,354**	7,000
		689,543	620,366
CAPITAL RESOURCES			
Minority interests		**–**	1,717
Share capital	52	**9,559**	9,559
Retained profits	53	**32,873**	29,044
Other reserves	53	**8,288**	4,745
Proposed dividends	26	**5,736**	3,633
Shareholders' funds		**56,456**	46,981
		56,456	48,698
		745,999	669,064

Raymond K F Ch'ien *Chairman*
Raymond C F Or *Vice-Chairman and Chief Executive*
Marvin K T Cheung *Director*

C C Li *Secretary*

The notes on pages 88 to 204 form part of these financial statements.

BALANCE SHEET

at 31 December 2007
(Expressed in millions of Hong Kong dollars)

	note	2007	2006
ASSETS			
Cash and balances with banks and other financial institutions	30	13,362	9,360
Placings with and advances to banks and other financial institutions	31	86,137	80,679
Trading assets	32	8,904	10,778
Financial assets designated at fair value	33	1,238	1,595
Derivative financial instruments	34	4,411	1,787
Advances to customers	35	255,413	244,235
Amounts due from subsidiaries		102,806	92,601
Financial investments	36	172,599	162,422
Investments in subsidiaries	37	11,284	2,357
Investments in associates	38	1,634	1,634
Investment properties	39	1,708	1,557
Premises, plant and equipment	40	4,127	4,219
Interest in leasehold land held for own use under operating lease	41	565	580
Intangible assets	42	234	143
Other assets	43	13,262	13,456
		677,684	627,403
LIABILITIES			
Current, savings and other deposit accounts	44	533,330	478,712
Deposits from banks		12,593	17,680
Trading liabilities	45	47,150	60,093
Financial liabilities designated at fair value	46	989	987
Derivative financial instruments	34	4,431	1,520
Certificates of deposit and other debt securities in issue	47	7,203	7,623
Amounts due to subsidiaries		5,365	1,720
Other liabilities	48	17,821	17,051
Deferred tax and current tax liabilities	50	1,981	1,998
Subordinated liabilities	51	9,354	7,000
		640,217	594,384
CAPITAL RESOURCES			
Share capital	52	9,559	9,559
Retained profits	53	19,211	17,281
Other reserves	53	2,961	2,546
Proposed dividends	26	5,736	3,633
Shareholders' funds		37,467	33,019
		677,684	627,403

Raymond K F Ch'ien *Chairman*
Raymond C F Or *Vice-Chairman and Chief Executive*
Marvin K T Cheung *Director*

C C Li *Secretary*

The notes on pages 88 to 204 form part of these financial statements.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended 31 December 2007
(Expressed in millions of Hong Kong dollars)

	2007	2006
Unrealised surplus on revaluation of premises, net of tax	**443**	519
Tax on realisation of revaluation surplus on disposal of premises	**45**	106
Available-for-sale investments reserve, net of tax:		
– fair value changes taken to equity	**1,594**	1,232
– fair value changes transferred to income statement		
– on impairment	**–**	12
– on hedged items	**(181)**	21
– on disposal	**(444)**	(325)
Cash flow hedges reserve, net of tax:		
– fair value changes taken to equity	**146**	(179)
– fair value changes transferred to income statement	**218**	442
Actuarial (losses)/gains on defined benefit plans, net of tax	**(1,243)**	218
Exchange differences on translation of financial statements of overseas branches, subsidiaries and associates	**527**	184
Net income recognised directly in equity	**1,105**	2,230
Profit for the year	**18,606**	12,346
Total recognised income and expense for the year	**19,711**	14,576
Attributable to shareholders	**19,347**	14,268
Attributable to minority interests	**364**	308
	19,711	14,576

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2007
(Expressed in millions of Hong Kong dollars)

	note	2007	2006
Net cash inflow from operating activities	54(a)	**21,070**	53,541
Cash flows from investing activities			
Dividends received from associates		**207**	33
Purchase of available-for-sale investments		**(90,693)**	(101,258)
Purchase of held-to-maturity debt securities		**(504)**	(351)
Proceeds from sale or redemption of available-for-sale investments		**91,813**	69,279
Proceeds from sale or redemption of held-to-maturity debt securities		**43**	38
Purchase of fixed assets and intangible assets		**(540)**	(379)
Proceeds from sale of fixed assets and assets held for sale		**1,130**	3,130
Interest received from available-for-sale investments		**9,756**	6,557
Dividends received from available-for-sale investments		**49**	45
Net cash outflow from increase in stake of subsidiaries		**(2,409)**	–
Net cash inflow/(outflow) from investing activities		**8,852**	(22,906)
Cash flows from financing activities			
Dividends paid		**(9,942)**	(9,942)
Interest paid for subordinated liabilities		**(473)**	(332)
Proceeds from subordinated liabilities		**2,342**	3,489
Net cash outflow from financing activities		**(8,073)**	(6,785)
Increase in cash and cash equivalents		**21,849**	23,850
Cash and cash equivalents at 1 January		**90,275**	65,513
Effect of foreign exchange rate changes		**1,350**	912
Cash and cash equivalents at 31 December	54(b)	**113,474**	90,275

The notes on pages 88 to 204 form part of these financial statements.

1. BASIS OF PREPARATION

(a) The consolidated financial statements comprise the statements of Hang Seng Bank Limited ("the Bank") and all its subsidiaries made up to 31 December. The consolidated financial statements include the attributable share of the results and reserves of associates, based on the financial statements made up to dates not earlier than three months prior to 31 December.
All significant intra-group transactions have been eliminated on consolidation. The Bank and its subsidiaries and associates are collectively referred as "the Group".

(b) These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (HKFRSs), which is a collective term that includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKASs), and interpretations (Ints) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. In addition, these financial statements comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out in note 4.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Bank. Note 5 provides information on the changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

(c) The measurement basis used in the preparation of the financial statements is historical cost except that the following assets and liabilities are stated at fair value as explained in the accounting policies set out below:

- financial instruments classified as trading, designated at fair value and available-for-sale (see note 4(g));
- investment property (see note 4(r));
- other leasehold land and buildings, for which the fair values cannot be allocated reliably between the land and buildings elements at the inception of the lease and the entire lease is therefore classified as a finance lease (see note 4(s));
- buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold interest in the land at the inception of the lease (see note 4(s)); and
- liabilities for share-based payment arrangements (see note 4(y)).

(d) The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. In this regard, management believes that the critical accounting policies where judgement is necessarily applied are those which relate to goodwill impairment, loan impairment, valuation of financial instruments, and estimated employee retirement benefit costs of defined benefit schemes. The Group believes that the assumptions that have been made are appropriate and that the financial statements therefore present the financial position and results fairly, in all material respects.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in next year are discussed in note 6.

2. NATURE OF BUSINESS

The Group is engaged primarily in the provision of banking and related financial services.

3. BASIS OF CONSOLIDATION

The consolidated financial statements cover the consolidated positions of Hang Seng Bank Limited and all its subsidiaries, unless otherwise stated, and include the attributable share of results and reserves of its associates. For regulatory reporting, the bases of consolidation are different from the basis of consolidation for accounting purposes. They are set out in notes 34, 55 and 62 to the financial statements.

4. PRINCIPAL ACCOUNTING POLICIES

(a) Interest income and expense

Interest income and expense for all interest-bearing financial instruments are recognised in "Interest income" and "Interest expense" respectively in the income statement using the effective interest rates of the financial assets or financial liabilities to which they relate.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but not future credit losses. The calculation includes all amounts paid or received by the Group that are an integral part of the effective interest rate, including transaction costs and all other premiums or discounts. Such transaction costs (for example, mortgage rebates) are incremental to the Group and are directly attributable to a transaction.

For impaired loans, the accrual of interest income based on the original terms of the loan is discounted to arrive at the net present value of impaired loans. Subsequent increase of such net present value of impaired loans due to the passage of time is recognised as interest income.

(b) Non-interest income

(i) Fee income

The Group earns fee income from a diverse range of services it provides to its customers. Fee income is accounted for as follows:

- if the income is earned on the execution of a significant act, it is recognised as revenue when the significant act has been completed (for example, fees arising from negotiating, or participating in the negotiation of, a transaction for a third party, such as the arrangement for the acquisition of shares or other securities);
- if the income is earned as services are provided, it is recognised as revenue as the services are provided (for example, asset management, portfolio and other management advisory and service fees); and
- if the income is an integral part of the effective interest rate of a financial instrument, it is recognised as an adjustment to the effective interest rate (for example, loan commitment fees) and reported in "Interest income" (See note 4(a)).

(ii) Rental income from operating lease

Rental income received under an operating lease is recognised in "Other operating income" in equal instalments over the accounting periods covered by the lease term. Lease incentives granted are recognised in the income statement as an integral part of the aggregate net lease payments receivable. Contingent rentals receivable are recognised as income in the accounting period in which they are earned.

(iii) Dividend income

Dividend income from unlisted investments is recognised when the shareholders' right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment is quoted ex-dividend.

(iv) Trading income

Trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading and dividend income from equities held for trading. Gains or losses arising from changes in fair value of derivatives are recognised in "Trading income" to the extent as described in the accounting policy set out in notes 4(h) and 4(i). Gains and losses on foreign exchange trading and other transactions are also reported as "Trading income" except for those gains and losses on translation of foreign currencies recognised in foreign exchange reserve in accordance with the accounting policy set out in note 4(z).

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(b) Non-interest income (continued)

(v) Net income from financial instruments designated at fair value

Net income from financial instruments designated at fair value comprises all gains and losses from changes in the fair value of financial assets/liabilities designated at fair value and dividends arising on those financial instruments and the changes in fair value of the derivatives managed in conjunction with the financial assets and liabilities designated at fair value.

(c) Segment reporting

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the Group in making operating and financial decisions, is chosen as the primary reporting format.

(d) Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents include highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months' maturity from the date of acquisition. Cash and cash equivalents include cash and balances at central banks, treasury bills and other eligible bills, loans and advances to banks, and certificates of deposit.

(e) Loans and advances to banks and customers

Loans and advances to banks and customers include loans and advances originated or acquired by the Group, which have not been classified either as held for trading or designated at fair value. Loans and advances are recognised when cash is advanced to borrowers. They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest rate method, less impairment allowances.

(f) Loan impairment

The Group will recognise losses for impaired loans promptly where there is objective evidence that impairment of a loan or portfolio of loans has occurred. Impairment allowances are assessed either individually for individually significant loans or collectively for loan portfolios with similar credit risk characteristics.

(i) Individually assessed loans

At each balance sheet date, the Group assesses on a case-by-case basis whether there is any objective evidence that a loan is impaired. This procedure is applied to all accounts that are considered individually significant. In determining impairment losses on individually assessed loans, the following factors are considered:

- the Group's aggregate exposure to the borrower;
- the viability of the borrower's business model and capability to trade successfully out of financial difficulties and generate cash flow to service their debt obligations;
- the amount and timing of expected receipts and recoveries;
- the likely dividend available on liquidation or bankruptcy;
- the extent of other creditors' commitments ranking ahead of, or pari passu with, the Group and the likelihood of other creditors continuing to support the borrower;
- the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;
- the realisable value of collateral (or other credit mitigants) and likelihood of successful repossession;
- the likely deduction of any costs involved in recovery of amounts outstanding;
- the ability of the borrower to obtain and make payments in the relevant foreign currency if loans are not in local currency; and
- where available, the secondary market price for the debt.

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(f) Loan impairment (continued)

(i) Individually assessed loans (continued)

Impairment allowances of an individually assessed loan are measured as the difference between the carrying value and the present value of estimated future cash flows discounted at the original effective interest rate of the individual loan. Any loss is charged in the income statement. The carrying amount of impaired loans on the balance sheet is reduced through the use of an allowance account.

(ii) Collectively assessed loans

Impairment allowances are calculated on a collective basis for the following:

- in respect of losses which have been incurred but have not yet been identified as loans subject to individual assessment for impairment (see section (i)); and
- for homogeneous groups of loans that are not considered individually significant.

Incurred but not yet identified impairment

Where loans have been individually assessed and no evidence of loss has been identified individually, these loans are grouped together on the basis of similar credit risk characteristics for the purpose of calculating a collective impairment allowance. This allowance covers loans that are impaired at the balance sheet date but which will not be individually identified as such until some time in the future. The collective impairment allowance is determined after taking into account:

- historical loss experience in portfolios of similar risk characteristics (for example, by industry sector, loan grade or product);
- the estimated period between a loss occurring and that loss being identified and evidenced by the establishment of an allowance against the loss on an individual loan; and
- management's judgement as to whether the current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience.

Homogeneous groups of loans

Portfolios of small homogeneous loans are collectively assessed using roll rate or historical loss rate methodologies.

(iii) Loan write-offs

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery of these amounts and, for collateralised loans, when the proceeds from the realisation of security have been received.

(iv) Reversals of impairment

If, in a subsequent period, the amount of an impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed to the extent it is now excessive by reducing the loan impairment allowance account. The amount of any reversal is recognised in the income statement.

(v) Repossessed assets

Non-financial assets acquired in exchange for loans in order to achieve an orderly realisation are reported under "Assets held for sale". The asset acquired is recorded at the lower of its fair value less costs to sell and the carrying amount of the loan, net of impairment allowance amounts, at the date of exchange. No depreciation is provided in respect of assets held for sale. Any subsequent write-down of the acquired asset to fair value less costs to sell is recorded as an impairment loss and included in the income statement. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative impairment loss, is recognised in the income statement.

Financial assets acquired in exchange for loans are classified and reported in accordance with the relevant accounting policies.

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(g) Financial instruments

Other than loans and advances to banks and customers, the Group classifies its financial instruments into the following categories at inception, depending on the purpose for which the assets were acquired or the liabilities were incurred.

(i) Trading assets and trading liabilities

Financial instruments and short positions thereof which have been acquired or incurred principally for the purpose of selling or repurchasing in the near term, or are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking, are classified as held-for-trading. Trading liabilities also include customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which was managed in the trading book. Trading assets and liabilities are recognised initially at fair value with transaction costs taken to the income statement, and are subsequently remeasured at fair value. All subsequent gains and losses from changes in the fair value of these assets and liabilities and dividends, are recognised in the income statement within "Trading income" as they arise. Upon disposal or repurchase, the difference between the net sale proceeds or the net payment and the carrying value is included in the income statement.

(ii) Financial instruments designated at fair value

A financial instrument is classified in this category if it meets any one of the criteria set out below, and is so designated by management. The Group may designate financial instruments at fair value where the designation:

- eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial assets or financial liabilities or recognising the gains and losses on them on different bases. Under this criterion, the main classes of financial instruments designated by the Group are:

  Long-term debt issues – The interest payable on certain fixed rate long-term debt securities in issue and subordinated liabilities has been matched with the interest on "receive fixed/pay variable" interest rate swaps as part of a documented interest rate risk management strategy.

  Fixed rate bonds and related derivatives for economic hedge – The interest receivable on certain fixed rate bonds has been matched with the interest on "receive variable/pay fixed" interest rate swaps as part of a documented interest rate risk management strategy.

  An accounting mismatch would arise if the long-term debt issues and fixed rate bonds were accounted for at amortised cost because the related derivatives are measured at fair value with changes in the fair value taken through the income statement. By designating the long-term debt issues and fixed rate bonds at fair value, their movement in the fair value will be recorded in the income statement.

- applies to a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and where information about that group of financial instruments is provided internally on that basis to key management personnel. Under this criterion, certain liabilities under investment contracts and financial assets held to meet liabilities under insurance and investment contracts are the main class of financial instrument so designated. The Group has documented risk management and investment strategies designed to manage such assets at fair value, taking into consideration the relationship of assets to liabilities in a way that mitigates market risks. Reports are provided to management on the fair value of the assets. Fair value measurement is also consistent with the regulatory reporting requirements under the appropriate regulations for these insurance operations.

- relates to financial instruments containing one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments.

Financial assets and financial liabilities so designated are recognised initially at fair value, with transaction costs taken directly to the income statement, and are subsequently remeasured at fair value. This designation, once made, is irrevocable in respect of the financial instruments to which it is made.

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(g) Financial instruments (continued)

(ii) Financial instruments designated at fair value (continued)

Gains and losses from changes in the fair value of such assets and liabilities and dividends are recognised in the income statement as they arise, within "Net income from financial instruments designated at fair value". This includes the amount of change, during the period and cumulatively, in the fair value of designated financial liabilities and loans and receivables that is attributable to changes in their credit risk, i.e. the amount of change in fair value that is not attributable to changes in market interest rates. Gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with financial assets or financial liabilities designated at fair value are also included in "Net income from financial instruments designated at fair value".

(iii) Available-for-sale financial assets and held-to-maturity investments

Financial instruments intended to be held on a continuing basis are classified as available-for-sale, unless they are designated at fair value (see note 4(g)(ii)) or classified as held-to-maturity.

Available-for-sale financial assets are initially measured at fair value plus direct and incremental transaction costs. They are subsequently remeasured at fair value. Changes in fair value are recognised in equity until the securities are either sold or impaired except for foreign exchange gains and losses on monetary items such as debt securities which are recognised in the income statement. On the sale of available-for-sale securities, cumulative gains or losses previously recognised in equity are recognised through the income statement within "Profit and loss on disposal of fixed assets and financial investments".

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold until maturity. Held-to-maturity investments are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest rate method, less any impairment allowances.

(h) Derivative financial instruments

Derivative financial instruments ("derivatives") are initially recognised at fair value and carried as assets when the fair value is positive and as liabilities when the fair value is negative.

In the normal course of business, the fair value of a derivative on initial recognition is considered to be the transaction price (i.e. the fair value of the consideration given or received). However, in certain circumstances the fair value of an instrument will be evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets, including interest rate yield curves, option volatilities and currency rates. When such evidence exists and results in a value which is different from the transaction price, the Group recognises a trading profit or loss on inception of the derivative. If observable market data are not available, the initial change in fair value indicated by the valuation model, but based on unobservable inputs, is not recognised immediately in the income statement but is recognised over the life of the transaction on an appropriate basis, or recognised in the income statement when the inputs become observable, or when the transaction matures or is closed out.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a stand-alone derivative, and the combined contract is not designated at fair value. These embedded derivatives are measured at fair value with changes in the fair value recognised in "Trading income".

Derivative assets and liabilities on different transactions are only netted if the transactions are with the same counterparty, a legal right of set-off exists, and the cash flows are intended to be settled on a net basis.

The method of recognising the resulting fair value gains or losses depends on whether the derivative is held for trading, or is designated as a hedging instrument, and if so, the nature of the risk being hedged.

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(i) Hedge accounting

The Group designates certain derivatives as either (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments ("fair value hedge"); (ii) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction ("cash flow hedges"). Hedge accounting is applied to derivatives designated as hedging instruments in a fair value or cash flow hedges provided certain criteria are met.

It is the Group's policy to document, at the inception of a hedging relationship, the relationship between the hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge. Such policies also require documentation of the assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risks.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the income statement within "Trading income", together with changes in the fair value of the asset or liability or group thereof that are attributable to the hedged risk.

If the hedging relationship no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is amortised to the income statement based on a recalculated effective interest rate over the residual period to maturity.

(ii) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges are recognised in equity. Any gain or loss relating to an ineffective portion is recognised immediately in the income statement within "Trading income".

For cash flow hedges of a recognised asset or liability, the associated cumulative gain or loss is recycled from equity and recognised in the income statement in the same periods during which the hedged cash flow affect profit and loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Hedge effectiveness testing

In order to qualify for hedge accounting, the Group carries out prospective effectiveness testing to demonstrate that it expects the hedge to be highly effective at the inception of the hedge and throughout its life. Actual effectiveness (retrospective effectiveness) is also demonstrated on an ongoing basis.

The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

For fair value hedge relationships, the Group utilises the cumulative dollar offset method or regression as effectiveness testing methodology. For cash flow hedge relationships, the Group utilises the change in variable cash flow method or capacity test or the cumulative dollar offset method using the hypothetical derivative approach.

For prospective effectiveness, the hedging instrument is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated. For actual effectiveness, the change in fair value or cash flows must offset each other in the range of 80 per cent to 125 per cent for the hedge to be deemed effective.

All gains and losses from changes in the fair value of any derivatives held for trading and those that do not qualify for hedge accounting are recognised immediately in the income statement and reported in "Trading income". For derivative contracts which are used with financial instruments designated at fair value, the gains and losses are reported in "Net income from financial instruments designated at fair value".

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(j) Sale and repurchase agreements

Where securities are sold subject to commitment to repurchase them at a pre-determined price, they remain on the balance sheet and a liability is recorded in respect of the consideration received in "Deposits from banks" where the counterparty is a bank, or in "Current, savings and other deposit accounts" where the counterparty is a non-bank. Conversely, securities purchased under analogous commitments to resell are not recognised on the balance sheet and the consideration paid is recorded in "Placings with and advances to banks and other financial institutions" where the counterparty is a bank, or in "Advance to customers" where the counterparty is a non-bank. The difference between the sale and repurchase price is treated as interest and recognised over the life of the agreement.

(k) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

(l) Application of trade date accounting

Except for loans and advances and deposits, all financial assets, liabilities and instruments are accounted for on trade date basis.

(m) Derecognition of financial assets and liabilities

Financial assets are derecognised when the rights to receive cash flows from the assets have expired; or where the Group has transferred its contractual rights to receive the cash flows of the financial assets and has transferred substantially all the risks and rewards of ownership; or where control is not retained. Financial liabilities are derecognised when they are extinguished, i.e. when the obligation is discharged or cancelled or expires.

(n) Determination of fair value

The fair value of financial instruments is based on their quoted market prices at the balance sheet date, without any deduction for estimated future selling costs. Financial assets are priced at current bid prices while financial liabilities are priced at current asking prices.

If a quoted market price is not available on a recognised stock exchange or from a broker/dealer for non-exchange-traded financial instruments, the fair value of the instrument is estimated using valuation techniques, including use of recent arm's-length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow techniques, option pricing models or any other valuation technique that provides a reliable estimate of prices obtained in actual market transactions.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates, and the discount rate used is a market rate at the balance sheet date applicable for an instrument with similar terms and conditions. Where other pricing models are used, inputs are based on market data at the balance sheet date. Fair values for unquoted equity investments are estimated, if possible, using applicable price/earnings ratios for similar listed companies adjusted to reflect the specific circumstances of the issuer.

Investments in other unlisted open-ended investment funds are recorded at the net asset value per share as reported by the managers of such funds.

(o) Subsidiaries

A subsidiary is a corporate entity in which the Group, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power or controls the composition of the board of directors, or a non-corporate entity the Group otherwise controls, directly or indirectly, by way of having the power to govern its financial and operating policies so that the Group obtains benefits from these activities.

A subsidiary is fully consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

In the Bank's balance sheet, an investment in subsidiary is stated at cost less impairment allowances.

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(p) Associates

An associate is an entity over which the Group or the Bank has the ability to significantly influence, but not control over its management, including participation in the financial and operating policy decision.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets. The consolidated income statement includes the Group's share of the post-acquisition, post tax results of the associate for the year, together with any impairment loss on goodwill relating to the investment in associate recognised for the year.

Unrealised gains on transactions between the Group and its associate are eliminated to the extent of the Group's interest in the associate. Unrealised losses are also eliminated to the extent of the Group's interest in the associate unless the transaction provides evidence of an impairment of the asset transferred.

In the Bank's balance sheet, investment in associate is stated at cost less impairment allowances.

(q) Goodwill and intangible assets

(i) Goodwill arises on business combinations, including the acquisition of subsidiaries or associates when the cost of acquisition exceeds the fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities acquired and is reported in the consolidated balance sheet. Goodwill on acquisitions of associates is included in "Investments in associates". Goodwill is stated at cost less any accumulated impairment losses, which are charged to the income statement. Goodwill is allocated to cash-generating units and is tested for impairment annually by comparing the present value of the expected future cash flows from a business with the carrying value of its net assets, including attributable goodwill.

Any excess of the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of an acquired business over the cost to acquire is recognised immediately in the income statement.

At the date of disposal of a business, attributable goodwill is included in the Group's share of net assets in the calculation of the gain or loss on disposal.

(ii) Intangible assets include the value of in-force long-term assurance business, acquired software licences and capitalised development costs of computer software programmes. The value of in-force long-term assurance business is stated at a valuation determined annually in consultation with actuaries using the methodology as described in note 4(ac). Computer software acquired is stated at cost less amortisation and impairment allowances. Amortisation of computer software is charged to the income statement over its useful life. Costs incurred in the development phase of a project to produce application software for internal use are capitalised and amortised over the software's estimated useful life, usually five years. A periodic review is performed on intangible assets to confirm that there has been no impairment.

(r) Investment property

Investment properties are land and/or buildings which are owned and/or held under a leasehold interest to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value is recognised in the income statement.

(s) Premises, plant and equipment

(i) The following properties held for own use are stated in the balance sheet at their revalued amount, being their fair value at the date of the revaluation less any subsequent accumulated depreciation:

- land held under operating leases and buildings thereon, where the fair value of the leasehold interest in the land and buildings cannot be measured separately at the inception of the lease and the building is not clearly held under an operating lease; and
- buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold interest in the land at the inception of the lease.

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(s) Premises, plant and equipment (continued)

Revaluations are performed by professionally qualified valuers with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair value at the balance sheet date.

Surpluses arising on revaluation, are credited firstly to the income statement to the extent of any deficits arising on revaluation previously charged to the income statement in respect of the same property, and are thereafter taken to "Premises revaluation reserve". Deficits arising on revaluation, are firstly set off against any previous revaluation surpluses included in the "Premises revaluation reserve" in respect of the same property, and are thereafter to the income statement.

Depreciation is calculated to write-off the valuation of the property over their estimated useful lives as follows:

- freehold land is not depreciated;
- leasehold land is depreciated over the unexpired terms of the leases; and
- buildings and improvements thereto are depreciated at the greater of 2 per cent per annum on the straight-line basis or over the unexpired terms of the leases.

On revaluation of the property, depreciation accumulated during the year will be eliminated. Depreciation charged on revaluation surplus of the properties is transferred from "Premises revaluation reserve" to "Retained profits".

On disposal of the property, the profit and loss is calculated as the difference between the net sales proceeds and the net carrying amount and recognised in the income statement. Surpluses relating to the property disposed of included in the "Premises revaluation reserve" are transferred as movements in reserves to "Retained profits".

(ii) Furniture, plant and other equipment, is stated at cost less depreciation calculated on the straight line basis to write off the assets over their estimated useful lives, which are generally between 3 and 10 years. On disposal, the profit and loss is calculated as the difference between the net sales proceeds and the net carrying amount.

Premises, plant and equipment are subject to review for impairment if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable.

(t) Interest in leasehold land held for own use under operating lease

Leasehold interest in the land held for own use is accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be measured separately from the fair value of the leasehold interest in land at the time the lease was first entered into by the Group. The interest in leasehold land is stated at cost in the balance sheet and is amortised to the income statement on a straight-line basis over the remaining lease term.

(u) Finance and operating leases

Leases which transfer substantially all the risks and rewards of ownership to the lessees are classified as finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the lessees are classified as operating leases, with the exceptions of land and building held under a leasehold interest as set out in notes 4(r) & 4(s).

(i) Finance leases

Where the Group is a lessor under finance leases, an amount representing the net investment in the lease is included in the balance sheet as loans and advances to customers. Hire purchase contracts having the characteristics of a finance lease are accounted for in the same manner as finance leases. Impairment allowances are accounted for in accordance with the accounting policies set out in note 4(f).

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(u) Finance and operating leases (continued)

(i) Finance leases (continued)

Where the Group acquires the use of assets under finance leases, the amount representing the fair value of the leased asset, or, if lower, the present value of the minimum payments of such assets is included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 4(s). Impairment allowances are accounted for in accordance with the accounting policy as set out in note 4(v). Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are written off as an expense of the accounting period in which they are incurred.

(ii) Operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable. Rental revenue arising from operating lease is recognised in accordance with the Group's revenue recognition policies as set out in note 4(b)(ii).

(v) Impairment of assets

The carrying amount of the Group's assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, the carrying amount is reduced to the estimated recoverable amount by means of a charge to the income statement.

The accounting policies on impairment losses on loans and receivables and goodwill are set out in notes 4(f) and 4(q) respectively.

(i) Held-to-maturity investments

For held-to-maturity investments, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets) on an individual basis.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the income statement. The reversal of impairment is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years.

(ii) Available-for-sale financial assets

When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in the income statement. The amount of the cumulative loss that is recognised in the income statement is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in income statement.

For unquoted available-for-sale equity securities that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in the income statement.

Impairment losses recognised in the income statement in respect of available-for-sale equity securities are not reversed through the income statement. Any subsequent increase in the fair value of such assets is recognised directly in equity.

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(v) Impairment of assets (continued)

(iii) Other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following types of assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- premises and equipment (other than properties carried at revalued amounts);
- pre-paid interests in leasehold land classified as "Interest in leasehold land held for own use under operating lease";
- investments in subsidiaries and associates; and
- intangible assets.

If any such indication exists, the asset's recoverable amount is estimated and impairment losses recognised.

Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

Recognition of impairment losses

An impairment loss is recognised in the income statement whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised.

(w) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity. Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset.

Current tax is the expected tax payable on the taxable profits for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are settled on an individual taxable entity basis.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purpose and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available, against which deductible temporary differences can be utilised.

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(w) Income tax (continued)

Deferred tax is calculated using the tax rates that are expected to apply in the periods in which the assets will be realised or the liabilities settled. Deferred tax assets and liabilities are not discounted. Deferred tax assets and liabilities are offset when they arise in the same tax reporting group and relate to income taxes levied by the same taxation authority, and when a legal right to offset exists in the entity.

The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

(x) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by the employees. Provision is made in respect of paid leave entitlement accumulated during the year, which can be carried forward into future periods for compensated absence or payment in lieu if the employee leaves employment.

(ii) The Group provides retirement benefits for staff members and operates defined benefit and defined contribution schemes and participates in mandatory provident fund schemes in accordance with the relevant laws and regulations.

The retirement benefit costs of defined benefit schemes charged to the income statement are determined by calculating the current service cost, interest cost and expected return on scheme assets in accordance with a set of actuarial assumptions. Any actuarial gains and losses are fully recognised in shareholders' equity and presented in the Statement of Recognised Income and Expense in the period in which they arise.

The Group's net obligation in respect of defined benefit schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligation. The calculation is performed by a qualified actuary using the Projected Unit Credit Method.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the present value of any future refunds from the scheme or reductions in future contributions to the scheme less past service cost.

The retirement benefit costs of defined contribution schemes and mandatory provident fund schemes are the contributions made in accordance with the relative scheme rules and are charged to the income statement of the year.

(y) Share-based payments

The Group grants shares and options on shares on HSBC Holdings plc to certain employees under various vesting conditions.

For the grant of shares as discretionary bonuses, the Group has the obligation to acquire HSBC Holdings plc shares to deliver to the employees upon vesting and is expensed over the vesting period which, in this case, is the period from the date the bonus is announced until the award vests. The Group's liability is measured at fair value at each reporting date. The changes in fair value are recognised as an expense in each period.

For share options granted to employees of the group directly by HSBC Holdings plc, the compensation expense to be spread over the vesting period is determined by reference to the fair value of the options on grant date, and the impact of any non-market vesting conditions such as option lapses. The expense is recognised over the vesting period. As no charge has been made by HSBC Holdings plc for the grants of options, the corresponding amount is credited to "Other reserves" under shareholders' equity.

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(z) Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

Exchange differences arising from the re-translation of opening foreign currency net investments and the related cost of hedging, if any, and exchange differences arising from re-translation of the result for the year from the average rate to the exchange rate ruling at the year-end, are accounted for in a separate foreign exchange reserve in equity. Exchange differences on a monetary item that is part of a net investment in a foreign operation are recognised in the income statement of separate subsidiary financial statements. In the consolidated financial statements, these exchange differences are recognised in the foreign exchange reserve.

(aa) Provisions

Provisions are recognised when it is probable that an outflow of economic benefits will be required to settle a present legal or constructive obligation as a result of past events and a reliable estimate can be made as to the amount of the obligation.

(ab) Financial guarantees

Financial guarantees are contracts that require the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of the loans or debt instruments.

Financial guarantee liabilities are initially recognised at their fair value, and the initial fair value is amortised over the life of the financial guarantee. The guarantee liability is subsequently carried at the higher of this amortised amount and the present value of any expected payment (when a payment under the guarantee has become probable). Financial guarantees are included within other liabilities.

(ac) Insurance contracts

Through its insurance subsidiaries, the Group issues contracts to customers that contain insurance risk, financial risk or a combination thereof. An insurance contract may also transfer financial risk, but is accounted for as an insurance contract if the insurance risk is significant.

A contract issued by the Group that transfers financial risk, without significant insurance risk, is classified as an investment contract, and is accounted for as a financial instrument. The financial assets held by the Group for the purpose of meeting liabilities under insurance and investment contracts are classified and accounted for based on their classifications as set out in notes 4(d) to 4(i).

Insurance contracts are accounted for as follows:

Net earned insurance premiums

Gross insurance premiums for general insurance business are accounted for in the period in which the amount is determined, which is generally the period in which the risk commences. The proportion of premiums written in the accounting year relating to the period of risk after the balance sheet date is carried forward as a provision for unearned premium and is calculated on a daily pro rata basis.

Premiums for life assurance are accounted for when receivable, except in unit-linked business where premiums are accounted for when liabilities are recognised.

Reinsurance premiums, netted by the reinsurers' share of provision for unearned premiums, are accounted for in the same accounting year as the premiums for the direct insurance to which they relate.

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(ac) Insurance contracts (continued)

Claims and reinsurance recoveries

Gross insurance claims for general insurance business include paid claims and movements in outstanding claims reserves. Full provision for outstanding claims is made for the estimated cost of all claims notified but not settled at the balance sheet date, and claims incurred but not reported by that date. Provision is also made for the estimated cost of servicing claims notified but not settled at the balance sheet date, reduced by estimates of salvage and subrogation recoveries, and to meet expenses on claims incurred but not reported. Reinsurance recoveries are assessed in a manner similar to the assessment of provision for outstanding claims.

Gross insurance claims for life assurance reflect the total cost of claims arising during the year, including policyholder cash dividend payment upon policy anniversary. The technical reserves for non-linked liabilities (long-term business provision) are calculated based on actuarial principles. The technical reserves for linked liabilities are at least the element of any surrender or transfer value which is calculated by reference to the relevant fund or funds or index.

Reinsurance recoveries are accounted for in the same period as the related claims.

Deferred acquisition costs

The deferred acquisition costs related to insurance contract, such as initial commission, are amortised over the period in which the related revenues are earned.

Value of long-term insurance business

A value is placed on insurance contracts that are classified as long-term assurance business, and are in force at the balance sheet date.

The value of the in-force long-term assurance business is determined by discounting future earnings expected to emerge from business currently in force, using appropriate assumptions in assessing factors such as future mortality, lapse rates and levels of expenses and a risk discount rate that reflects the risk premium attributable to the respective long-term insurance business. Movements in the value of in-force long-term assurance business are included in other operating income on a pre-tax basis. The value of in-force long-term insurance business is reported under "Intangible assets" in the balance sheet.

(ad) Investment contracts

Customer liabilities under unit-linked investment contracts are measured at fair value and reported under "Financial liabilities designated at fair value". The linked financial assets are measured at fair value and the movements in fair value are recognised in the income statement in "Net income from financial instruments designated at fair value".

Premiums receivable and amounts withdrawn are accounted for as increases or decreases in the liability recorded in respect of investment contracts.

Investment management fee receivables are recognised in the income statement over the period of the provision of the investment management services.

The incremental costs directly related to the acquisition of new investment contracts or renewing existing investment contracts are capitalised and amortised over the period the investment management services are provided.

(ae) Debt securities in issue and subordinated liabilities

Debt securities in issue and subordinated liabilities are measured at amortised cost using the effective interest rate method, and are reported under "Debt securities in issue" or "Subordinated liabilities", except for those issued for trading or designated at fair value, which are carried at fair value and reported under the "Trading liabilities" and "Financial liabilities designated at fair value" in the balance sheet.

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(af) Assets held for sale

Non-current assets that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets are remeasured in accordance with the Group's accounting policies set out elsewhere in note 4. Thereafter generally the assets are measured at the lower of their carrying amount and fair value less cost to sell. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

(ag) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities which are under the significant influence of related parties of the Group and post employment benefit scheme. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank and its holding companies, directly or indirectly, including any directors (whether executive or otherwise) and Executive Committee members of the Bank and its holding companies.

(ah) Dividends

Dividends proposed or declared after the balance sheet date are disclosed as a separate component of shareholders' equity.

5. CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued a number of new and revised HKFRSs and Interpretations that are first effective or available for early adoption for the current accounting period of the Group and the Bank.

There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of these developments. However, as a result of the amendments to HKAS 1, Presentation of Financial Statements: Capital Disclosures, there have been some additional disclosure requirements to provide information about the level of capital and the Group's and the Bank's objectives, policies and processes for managing capital. These new disclosures are set out in note 62(f). The amendments to HKAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 7).

6. ACCOUNTING ESTIMATES AND JUDGEMENTS

Key sources of estimation uncertainty and critical judgements in applying the Group's accounting policies which have significant effect on the financial statements are set out below.

(a) Key sources of estimation uncertainty

Impairment allowances on loans and advances

The Group periodically reviews its loan portfolios to assess whether impairment allowances exist. In determining whether impairment allowances should be recorded in the income statement, the Group makes judgements as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

6. ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

(b) Critical accounting judgements in applying the Group's accounting policies

(i) Impairment of available-for-sale financial assets

For available-for-sale financial assets, a significant or prolonged decline in fair value below cost is considered to be objective evidence of impairment. Judgement is required when determining whether a decline in fair value has been significant or prolonged. In making this judgement, the historical data on market volatility as well as the price of the specific investment are taken into account. The Group also takes into account other factors, such as industry and sector performance and financial information regarding the issuer/investee.

(ii) Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity investments if the Group has the intention and ability to hold them until maturity. In evaluating whether the requirements to classify a financial asset as held-to-maturity are met, management makes significant judgements. Failure in correctly assessing the Group's intention and ability to hold specific investments until maturity may result in reclassification of the whole portfolio as available-for-sale.

(iii) Income taxes

Determining income tax provisions involves judgement on the future tax treatment of certain transactions. The Group carefully evaluates tax implications of transactions and tax provisions are set up accordingly. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislations.

7. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2007

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments to HKFRS, new standards and interpretations which are not yet effective for the year ended 31 December 2007 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the company's results of operations and financial position.

HKFRS 8, Operating segments may result in new or amended disclosures in the financial statements. HKAS 1 Presentation of Financial Statements (revised December 2007) will have an impact on the presentation of the Group's financial statements. Both standards will be effective for annual periods beginning on or after 1 January 2009.

8. INTEREST INCOME/INTEREST EXPENSE

(a) Interest income

	2007	2006 (restated)
Interest income arising from:		
– financial assets that are not at fair value through profit and loss	33,701	28,639
– trading assets	591	529
– financial assets designated at fair value	114	94
	34,406	29,262
of which:		
– interest income from listed investments	4,384	3,431
– interest income from unlisted investments	8,451	6,746
– interest income from impaired financial assets	32	26

8. INTEREST INCOME/INTEREST EXPENSE (continued)

(b) Interest expense

	2007	2006
Interest expense arising from:		
– financial liabilities that are not at fair value through profit and loss	17,297	14,950
– trading liabilities	2,344	2,568
– financial liabilities designated at fair value	46	50
	19,687	17,568
of which:		
– interest expense from debt securities in issue maturing after five years	50	62
– interest expense from customer accounts maturing after five years	29	31
– interest expense from subordinated liabilities	500	332

9. NET FEE INCOME

	2007	2006
– stockbroking and related services	1,985	805
– retail investment funds	1,676	796
– structured investment products	661	94
– insurance	115	108
– account services	284	274
– private banking	1,000	331
– remittances	193	161
– cards	1,048	860
– credit facilities	110	111
– trade services	406	380
– other	204	154
Fee income	7,682	4,074
Fee expense	(796)	(577)
	6,886	3,497
of which:		
Net fee income, other than amounts included in determining the effective interest rate, arising from financial assets or financial liabilities that are not held for trading nor designated at fair value	1,454	1,320
– fee income	1,843	1,615
– fee expense	(389)	(295)
Net fee income on trust and other fiduciary activities where the Group holds or invests on behalf of its customers	1,297	540
– fee income	1,449	641
– fee expense	(152)	(101)

10. TRADING INCOME

	2007	2006
Trading income:		
– foreign exchange	861	1,178
– securities, derivatives and other trading activities	818	152
	1,679	1,330

11. NET INCOME FROM FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE

	2007	2006
Net income on assets designated at fair value which back insurance and investment contracts	1,903	910
Net change in fair value of other financial instruments designated at fair value	4	(11)
	1,907	899
of which dividend income from:		
– listed investments	47	33
– unlisted investments	5	–
	52	33

12. DIVIDEND INCOME

	2007	2006
Dividend income:		
– listed investments	47	37
– unlisted investments	5	10
	52	47

13. NET EARNED INSURANCE PREMIUMS

	Non-life insurance	Life insurance (non-linked)	Life insurance (linked)	Total
2007				
Gross written premiums	400	9,375	54	9,829
Movement in unearned premiums	(14)	-	-	(14)
Gross earned premiums	386	9,375	54	9,815
Gross written premiums ceded to reinsurers	(76)	(35)	-	(111)
Reinsurers' share of movement in unearned premiums	(2)	-	-	(2)
Reinsurers' share of gross earned premiums	(78)	(35)	-	(113)
Net earned insurance premiums	308	9,340	54	9,702
2006				
Gross written premiums	373	7,549	4	7,926
Movement in unearned premiums	26	-	-	26
Gross earned premiums	399	7,549	4	7,952
Gross written premiums ceded to reinsurers	(78)	(19)	-	(97)
Reinsurers' share of movement in unearned premiums	(9)	-	-	(9)
Reinsurers' share of gross earned premiums	(87)	(19)	-	(106)
Net earned insurance premiums	312	7,530	4	7,846

14. OTHER OPERATING INCOME

	2007	2006
Rental income from investment properties	139	186
Movement in present value of in-force long-term insurance business	397	363
Other	211	296
	747	845

15. NET INSURANCE CLAIMS INCURRED AND MOVEMENT IN POLICYHOLDERS' LIABILITIES

	Non-life insurance	Life insurance (non-linked)	Life insurance (linked)	Total
2007				
Claims, benefits and surrenders paid	97	1,242	43	1,382
Movement in provisions	(1)	9,269	46	9,314
Gross claims incurred and movement in policyholders' liabilities	96	10,511	89	10,696
Reinsurers' share of claims, benefits and surrenders paid	(12)	(10)	–	(22)
Reinsurers' share of movement in provisions	11	(8)	–	3
Reinsurers' share of claims incurred and movement in policyholders' liabilities	(1)	(18)	–	(19)
Net insurance claims incurred and movement in policyholders' liabilities	95	10,493	89	10,677
2006				
Claims, benefits and surrenders paid	105	990	24	1,119
Movement in provisions	(16)	6,990	1	6,975
Gross claims incurred and movement in policyholders' liabilities	89	7,980	25	8,094
Reinsurers' share of claims, benefits and surrenders paid	(14)	(7)	–	(21)
Reinsurers' share of movement in provisions	6	(2)	–	4
Reinsurers' share of claims incurred and movement in policyholders' liabilities	(8)	(9)	–	(17)
Net insurance claims incurred and movement in policyholders' liabilities	81	7,971	25	8,077

16. LOAN IMPAIRMENT CHARGES AND OTHER CREDIT RISK PROVISIONS

	Group		Bank	
	2007	2006	**2007**	2006
Loan impairment charges (note 35(b)):				
– individually assessed	(250)	(107)	(255)	(85)
– collectively assessed	(326)	(145)	(332)	(222)
	(576)	(252)	(587)	(307)
of which:				
– new and additional	(702)	(423)	(686)	(461)
– releases	64	106	50	103
– recoveries	62	65	49	51
	(576)	(252)	(587)	(307)
Other provision	–	(12)	–	–
	(576)	(264)	(587)	(307)

There were no impairment losses or provisions made in relation to available-for-sale and held-to-maturity investments in 2007 (2006: HK$12 million was made on available-for-sale investments).

17. OPERATING EXPENSES

	2007	2006
Employee compensation and benefits:		
– salaries and other costs	2,443	2,188
– performance-related pay*	1,095	382
– retirement benefit costs		
– defined benefit scheme (note 59(a))	(9)	82
– defined contribution scheme (note 59(b))	56	42
	3,585	2,694
General and administrative expenses:		
– rental expenses	364	253
– amortisation of prepaid operating lease payment (note 41)	15	14
– other premises and equipment	820	829
– marketing and advertising expenses	601	447
– other operating expenses	884	671
	2,684	2,214
Depreciation of business premises and equipment (note 40(a))	348	323
Amortisation of intangible assets (note 42(c))	33	10
	6,650	5,241
* of which:		
share based payments (note 60(e))	88	100
Cost efficiency ratio	26.6%	29.0%
Staff numbers** by region		
Hong Kong	8,033	7,748
Mainland	1,097	661
Others	60	55
Total	9,190	8,464

** Full-time equivalent

Included in operating expenses are minimum lease payments under operating leases of HK$467 million (2006: HK$329 million).

18. THE EMOLUMENTS OF THE FIVE HIGHEST PAID INDIVIDUALS

(a) The aggregate emoluments

	2007	2006
Salaries, allowances and benefits in kind	**21**	19
Retirement scheme contributions	**3**	2
Discretionary bonuses	**12**	6
Share-based payments	**3**	2
	39	29

(b) The numbers of the five highest paid individuals whose emoluments fell within the following bands were:

	2007	2006
	Number of Individuals	Number of Individuals
HK$		
3,500,001 – 4,000,000	**–**	1
4,500,001 – 5,000,000	**1**	2
5,000,001 – 5,500,000	**1**	–
5,500,001 – 6,000,000	**–**	1
6,000,001 – 6,500,000	**1**	–
7,000,001 – 7,500,000	**1**	–
10,500,001 – 11,000,000	**–**	1
14,500,001 – 15,000,000	**1**	–
	5	5

The emoluments of the five highest paid individuals set out above include the emoluments of three (2006: three) Executive Directors. Their respective directors' emoluments are included in note 19.

19. DIRECTORS' EMOLUMENTS

The emoluments of the Directors of the Bank calculated in accordance with section 161 of the Hong Kong Companies Ordinance were:

	Fees '000	Salaries, allowances and benefits in kind '000	Pension and pension contribution[3] '000	Discretionary bonuses '000	Share-based payments[4] '000	Total 2007 '000	Total 2006 '000
Executive Directors							
Mr Raymond C F Or	150[1]	6,961	956	6,000	891	14,958	10,525
Mr Joseph C Y Poon	150	3,525	378	2,829	377	7,259	5,555
Mr Patrick K W Chan	150	3,186	340	577	531	4,784	4,956
Non-Executive Directors							
Mr Raymond K F Ch'ien[2] (Appointed on 6 Aug 07)	96	–	–	–	–	96	–
Mr M R P Smith (Resigned on 15 Jun 07)	115[1]	–	–	–	–	115	230
Mr Edgar David Ancona	150[1]	–	–	–	–	150	50
Mr S J Glass (Resigned on 24 Mar 06)	–	–	–	–	–	–	38
Mr Alexander A Flockhart (Appointed on 6 Aug 07)	63[1]	–	–	–	–	63	–
Mr John C C Chan[2]	210	–	–	–	–	210	210
Dr Y T Cheng[2]	150	–	–	–	–	150	150
Dr Marvin K T Cheung[2]	230	–	–	–	–	230	230
Mr Jenkin Hui[2]	190	–	–	–	–	190	190
Mr Peter T C Lee[2]	190	–	–	–	–	190	190
Dr Eric K C Li[2]	270	–	–	–	–	270	270
Dr Vincent H S Lo	150	–	–	–	–	150	150
Dr David W K Sin[2]	150	–	–	–	–	150	150
Mr Richard Y S Tang[2]	230	–	–	–	–	230	230
Mr Peter T S Wong	150[1]	–	–	–	–	150	150
Past Directors	–	–	2,135	–	–	2,135	2,101
	2,794	13,672	3,809	9,406	1,799	31,480	25,375
2006	2,688	12,381	3,538	5,839	929		

Notes :

(1) Fees receivable as a Director of Hang Seng Bank Limited were surrendered to The Hongkong and Shanghai Banking Corporation Limited in accordance with the HSBC Group's internal policy.

(2) Independent Non-Executive Director.

(3) The aggregate amount of pensions received by the past Directors of the Bank under the relevant pension schemes amounted to HK$2.135 million in 2007. The Bank made contributions during 2007 into the pension schemes of which the Bank's past Directors are among their members. The contributions serve to maintain the funding positions of these schemes in respect of liabilities to all scheme members, including but not limited to the past Directors. The amount of contribution attributable to any specific scheme member is not determinable.

(4) These represent the estimated fair value of share option granted to certain directors under the HSBC Group share option plan and the fair value of restricted share and performance share under the HSBC Group share plan, which is measured according to the Group's accounting policies for share-based payment as set out in note 4(y). The details of these benefits in kind are also set out in note 60.

20. AUDITORS' REMUNERATION

	Group		Bank	
	2007	2006	**2007**	2006
Statutory audit services	**12**	11	**8**	9
Non-statutory audit services and others	**6**	3	**3**	2
	18	14	**11**	11

21. PROFIT ON DISPOSAL OF FIXED ASSETS AND FINANCIAL INVESTMENTS

	2007	2006
Profit on disposal of available-for-sale securities:		
– realisation of amounts previously recognised in reserves at 1 January	**246**	137
– net gains arising in the year	**203**	201
	449	338
Profit less loss on disposal of investment properties	**208**	215
Profit less loss on disposal of fixed assets	**59**	290
	716	843

There is no profit or loss on disposal of held-to-maturity debt securities, loans and receivables and financial liabilities measured at amortised cost during the year.

22. NET SURPLUS ON PROPERTY REVALUATION

	2007	2006
Surplus of revaluation on investment properties (note 39(a))	**250**	304
Surplus of revaluation on assets held for sale	**95**	–
Reversal of revaluation deficit on premises (note 40(a))	**34**	17
	379	321

23. TAX EXPENSE

(a) Taxation in the consolidated income statement represents:

	2007	2006
Current tax-provision for Hong Kong profits tax		
Tax for the year	2,912	2,188
Adjustment in respect of prior year	(141)	–
Current tax-taxation outside Hong Kong		
Tax for the year	29	36
Deferred tax		
Origination and reversal of temporary differences (note 50(b))	65	(175)
Total tax expense	2,865	2,049

The current tax provision is based on the estimated assessable profit for 2007, and is determined for the Bank and its subsidiaries operating in the Hong Kong SAR by using the Hong Kong profits tax rate of 17.5 per cent (2006: 17.5 per cent). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used. Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised.

(b) Reconciliation between taxation charge and accounting profit at applicable tax rates:

	2007	2006
Profit before tax	21,471	14,395
Notional tax on profit before tax, calculated at Hong Kong tax rate of 17.5% (2006: 17.5%)	3,757	2,519
Tax effect of:		
– different tax rates in other countries/areas	(295)	(182)
– non-taxable income and non-deductible expenses	(260)	(162)
– share of results of associates	(196)	(114)
– others	(141)	(12)
Actual charge for taxation	2,865	2,049

24. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Of the profit attributable to shareholders, HK$15,122 million (2006: HK$10,806 million) has been dealt with in the financial statements of the Bank.

Reconciliation of the above amount to the Bank's profit for the year:

	2007	2006
Amount of consolidated profit attributable to shareholders dealt with in the Bank's financial statements	15,113	10,035
Dividends declared during the year by subsidiaries from retained profits	9	771
The Bank's profit for the year (note 53)	15,122	10,806

25. EARNINGS PER SHARE

The calculation of earnings per share for 2007 is based on earnings of HK$18,242 million (HK$12,038 million in 2006) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2006).

26. DIVIDENDS PER SHARE

(a) Dividends attributable to the year:

	2007		2006	
	per share HK$	HK$ million	per share HK$	HK$ million
First interim	1.10	2,103	1.10	2,103
Second interim	1.10	2,103	1.10	2,103
Third interim	1.10	2,103	1.10	2,103
Fourth interim	3.00	5,736	1.90	3,633
	6.30	12,045	5.20	9,942

The fourth interim dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous year, approved and paid during the year:

	2007	2006
Fourth interim dividend in respect of the previous year, approved and paid during the year, of HK$1.90 per share (2006: HK$1.90 per share)	3,633	3,633

27. SEGMENTAL ANALYSIS

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the Group in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rates for usage of premises are reflected as inter-segment income for the "Other" customer group and inter-segment expenses for the respective customer groups.

(a) By customer group

The Group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate Banking handles relationships with large corporate and institutional customers. Treasury engages in balance sheet management and proprietary trading. Treasury also manages the funding and liquidity positions of the Group and other market risk positions arising from banking activities. "Other" mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

27. SEGMENTAL ANALYSIS (continued)
(a) By customer group (continued)

	Personal Financial Services	Commercial Banking	Corporate Banking	Treasury	Other	Inter-segment elimination	Total
2007							
Net interest income	8,701	2,364	719	1,312	1,623	-	14,719
Net fee income/(expense)	5,726	1,005	109	(25)	71	-	6,886
Trading income/(loss)	1,086	173	9	468	(57)	-	1,679
Net income from financial instruments designated at fair value	1,901	2	-	4	-	-	1,907
Dividend income	14	1	-	-	37	-	52
Net earned insurance premiums	9,519	181	2	-	-	-	9,702
Other operating income/(expense)	543	47	-	(3)	160	-	747
Inter-segment income	-	-	-	-	373	(373)	-
Total operating income	27,490	3,773	839	1,756	2,207	(373)	35,692
Net insurance claims incurred and movement in policyholders' liabilities	(10,584)	(92)	(1)	-	-	-	(10,677)
Net operating income before loan impairment charges and and other credit risk provisions	16,906	3,681	838	1,756	2,207	(373)	25,015
Loan impairment charges and other credit risk provisions	(277)	(165)	(134)	-	-	-	(576)
Net operating income	16,629	3,516	704	1,756	2,207	(373)	24,439
Total operating expenses*	(4,442)	(1,437)	(234)	(214)	(323)	-	(6,650)
Inter-segment expenses	(325)	(34)	(6)	(8)	-	373	-
Operating profit	11,862	2,045	464	1,534	1,884	-	17,789
Gain on dilution of investment in associate	-	-	-	-	1,465	-	1,465
Profit on disposal of fixed assets and financial investments	4	1	11	-	700	-	716
Net surplus on property revaluation	-	-	-	-	379	-	379
Share of profits from associates	52	655	-	295	120	-	1,122
Profit before tax	11,918	2,701	475	1,829	4,548	-	21,471
Share of profit before tax	55.5%	12.6%	2.2%	8.5%	21.2%	-	100.0%
Operating profit excluding inter-segment transactions	12,187	2,079	470	1,542	1,511	-	17,789
Operating profit excluding loan impairment charges and other credit risk provisions	12,139	2,210	598	1,534	1,884	-	18,365
* Depreciation/amortisation included in operating expenses	(118)	(21)	(5)	(3)	(234)	-	(381)
Total assets	190,696	80,479	79,419	358,306	37,099	-	745,999
Total liabilities	459,756	100,857	53,373	42,486	33,071	-	689,543
Investments in associates	201	2,520	-	1,138	2,318	-	6,177
Capital expenditure incurred during the year	226	76	21	3	215	-	541

27. SEGMENTAL ANALYSIS (continued)

(a) By customer group (continued)

	Personal Financial Services	Commercial Banking	Corporate Banking	Treasury	Other	Inter-segment elimination	Total
2006							
Net interest income	7,428	2,036	623	481	1,126	–	11,694
Net fee income/(expense)	2,576	809	86	(24)	50	–	3,497
Trading income	517	150	7	628	28	–	1,330
Net income/(expense) from financial instruments designated at fair value	910	–	–	(11)	–	–	899
Dividend income	8	5	–	–	34	–	47
Net earned insurance premiums	7,671	174	1	–	–	–	7,846
Other operating income/(expense)	542	26	–	(4)	281	–	845
Inter-segment income	–	–	–	–	378	(378)	–
Total operating income	19,652	3,200	717	1,070	1,897	(378)	26,158
Net insurance claims incurred and movement in policyholders' liabilities	(8,014)	(63)	–	–	–	–	(8,077)
Net operating income before loan impairment (charges)/releases and other credit risk provisions	11,638	3,137	717	1,070	1,897	(378)	18,081
Loan impairment (charges)/releases and other credit risk provisions	(165)	(101)	14	–	(12)	–	(264)
Net operating income	11,473	3,036	731	1,070	1,885	(378)	17,817
Total operating expenses*	(3,472)	(1,098)	(168)	(175)	(328)	–	(5,241)
Inter-segment expenses	(326)	(38)	(6)	(8)	–	378	–
Operating profit	7,675	1,900	557	887	1,557	–	12,576
Profit on disposal of fixed assets and financial investments	26	–	–	–	817	–	843
Net surplus on property revaluation	–	–	–	–	321	–	321
Share of profits from associates	29	362	–	164	100	–	655
Profit before tax	7,730	2,262	557	1,051	2,795	–	14,395
Share of profit before tax	53.7%	15.7%	3.9%	7.3%	19.4%	–	100.0%
Operating profit excluding inter-segment transactions	8,001	1,938	563	895	1,179	–	12,576
Operating profit excluding loan impairment (charges)/releases and other credit risk provisions	7,840	2,001	543	887	1,569	–	12,840
* Depreciation/amortisation included in operating expenses	(106)	(11)	(4)	(2)	(210)	–	(333)
Total assets	167,241	69,633	76,619	326,181	29,390	–	669,064
Total liabilities	429,667	82,340	41,959	38,609	27,791	–	620,366
Investments in associates	141	1,775	–	801	771	–	3,488
Capital expenditure incurred during the year	159	44	11	8	157	–	379

27. SEGMENTAL ANALYSIS (continued)

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

	2007		2006	
		%		%
Total operating income				
– Hong Kong	33,259	93	24,449	93
– Americas	1,782	5	1,295	5
– Mainland and other	651	2	414	2
	35,692	100	26,158	100
Profit before tax				
– Hong Kong	17,150	80	12,380	86
– Americas	1,748	8	1,262	9
– Mainland and other	2,573	12	753	5
	21,471	100	14,395	100
Capital expenditure incurred during the year				
– Hong Kong	432	80	335	88
– Americas	–	–	–	–
– Mainland and other	109	20	44	12
	541	100	379	100
Total assets				
– Hong Kong	630,989	85	573,067	86
– Americas	71,082	9	65,997	10
– Mainland and other	43,928	6	30,000	4
	745,999	100	669,064	100
Total liabilities				
– Hong Kong	663,333	96	603,636	97
– Americas	4,020	1	4,180	1
– Mainland and other	22,190	3	12,550	2
	689,543	100	620,366	100
Contingent liabilities and commitments				
– Hong Kong	200,462	93	165,541	95
– Americas	–	–	–	–
– Mainland and other	15,007	7	8,701	5
	215,469	100	174,242	100

28. ANALYSIS OF ASSETS AND LIABILITIES BY REMAINING MATURITY

The maturity analysis is based on the remaining period at the balance sheet date to the contractual maturity date, with the exception of the trading portfolio that may be sold before maturity and is accordingly recorded as "Trading".

	Group								
	Repayable on demand	One month or less but not on demand	One month to three months	Three months to one year	One year to five years	Over five years	Trading	No contractual maturity	Total
2007									
Assets									
Cash and balances with banks and other financial institutions	16,864	–	–	–	–	–	–	–	16,864
Placings with and advances to banks and other financial institutions	30,427	62,943	18,374	1,285	–	–	–	–	113,029
Trading assets	–	–	–	–	–	–	10,390	–	10,390
Financial assets designated at fair value	–	–	305	146	2,481	4,963	–	5,997	13,892
Derivative financial instruments	5	115	210	392	210	3	3,767	–	4,702
Advances to customers	19,863	15,111	24,885	50,290	93,575	104,632	–	–	308,356
Financial investments – available-for-sale investments	300	19,371	22,392	54,766	120,786	3,445	–	4,237	225,297
– held-to-maturity debt securities	–	–	66	305	5,609	13,017	–	–	18,997
Investments in associates	–	–	–	–	–	–	–	6,177	6,177
Investment properties	–	–	–	–	–	–	–	2,581	2,581
Premises, plant and equipment	–	–	–	–	–	–	–	6,794	6,794
Interest in leasehold land held for own use under operating lease	–	–	–	–	–	–	–	565	565
Intangible assets	–	–	–	–	–	–	–	2,889	2,889
Other assets	6,476	4,200	2,630	1,492	262	8	–	398	15,466
	73,935	101,740	68,862	108,676	222,923	126,068	14,157	29,638	745,999
Liabilities									
Current, savings and other deposit accounts	312,427	177,361	42,612	13,055	913	285	–	–	546,653
Deposits from banks	1,791	12,994	2,640	2,311	–	–	–	–	19,736
Trading liabilities	–	–	–	–	–	–	48,151	–	48,151
Financial liabilities designated at fair value	41	–	–	–	997	–	–	460	1,498
Derivative financial instruments	–	7	11	25	47	58	4,535	–	4,683
Certificates of deposit and other debt securities in issue									
– certificates of deposit in issue	–	8	–	2,857	2,820	–	–	–	5,685
Other liabilities	8,433	4,996	1,718	1,352	124	12	–	1,215	17,850
Liabilities to customers under insurance contracts	–	–	–	–	–	–	–	33,089	33,089
Deferred tax and current tax liabilities	–	–	–	1,479	–	–	–	1,365	2,844
Subordinated liabilities	–	–	–	–	9,354	–	–	–	9,354
	322,692	195,366	46,981	21,079	14,255	355	52,686	36,129	689,543

28. ANALYSIS OF ASSETS AND LIABILITIES BY REMAINING MATURITY (continued)

	Group								
	Repayable on demand	One month or less but not on demand	One month to three months	Three months to one year	One year to five years	Over five years	Trading	No contractual maturity	Total
2006									
Assets									
Cash and balances with banks and other financial institutions	9,390	–	–	–	–	–	–	–	9,390
Placings with and advances to banks and other financial institutions	16,529	59,193	23,007	976	–	–	–	–	99,705
Trading assets	–	–	–	–	–	–	12,467	–	12,467
Financial assets designated at fair value	–	31	105	400	1,256	2,557	–	3,931	8,280
Derivative financial instruments	–	120	46	146	153	48	1,374	–	1,887
Advances to customers	17,087	13,912	20,956	39,736	87,768	99,894	–	–	279,353
Financial investments									
– available-for-sale investments	–	8,489	14,000	51,189	131,408	4,447	–	2,040	211,573
– held-to-maturity debt securities	–	71	143	196	3,573	12,154	–	–	16,137
Investments in associates	–	–	–	–	–	–	–	3,488	3,488
Investment properties	–	–	–	–	–	–	–	2,732	2,732
Premises, plant and equipment	–	–	–	–	–	–	–	6,516	6,516
Interest in leasehold land held for own use under operating lease	–	–	–	–	–	–	–	580	580
Intangible assets	–	–	–	–	–	–	–	2,070	2,070
Other assets	6,304	3,676	2,018	1,500	262	10	–	1,116	14,886
	49,310	85,492	60,275	94,143	224,420	119,110	13,841	22,473	669,064
Liabilities									
Current, savings and other deposit accounts	290,463	148,042	34,843	8,497	976	–	–	–	482,821
Deposits from banks	2,797	11,886	2,146	1,121	–	–	–	–	17,950
Trading liabilities	–	–	–	–	–	–	60,093	–	60,093
Financial liabilities designated at fair value	81	–	–	–	996	–	–	485	1,562
Derivative financial instruments	–	2	5	101	98	11	1,314	–	1,531
Certificates of deposit and other debt securities in issue									
– certificates of deposit in issue	–	4	70	866	6,655	–	–	–	7,595
Other liabilities	6,486	6,874	1,703	468	120	143	–	329	16,123
Liabilities to customers under insurance contracts	–	–	–	–	–	–	–	22,975	22,975
Deferred tax and current tax liabilities	–	481	–	747	–	–	–	1,488	2,716
Subordinated liabilities	–	–	–	–	7,000	–	–	–	7,000
	299,827	167,289	38,767	11,800	15,845	154	61,407	25,277	620,366

28. ANALYSIS OF ASSETS AND LIABILITIES BY REMAINING MATURITY (continued)

	Bank								
	Repayable on demand	One month or less but not on demand	One month to three months	Three months to one year	One year to five years	Over five years	Trading	No contractual maturity	Total
2007									
Assets									
Cash and balances with banks and other financial institutions	13,362	–	–	–	–	–	–	–	13,362
Placings with and advances to banks and other financial institutions	24,567	45,418	16,096	56	–	–	–	–	86,137
Trading assets	–	–	–	–	–	–	8,904	–	8,904
Financial assets designated at fair value	–	–	272	100	850	–	–	16	1,238
Derivative financial instruments	5	98	188	340	149	3	3,628	–	4,411
Advances to customers	19,698	13,557	21,315	40,305	74,179	86,359	–	–	255,413
Amount due from subsidiaries	66,520	3,981	27,523	3,583	1,199	–	–	–	102,806
Financial investments									
– available-for-sale investments	300	15,042	18,468	45,480	89,573	3,294	–	442	172,599
Investments in subsidiaries	–	–	–	–	–	–	–	11,284	11,284
Investments in associates	–	–	–	–	–	–	–	1,634	1,634
Investment properties	–	–	–	–	–	–	–	1,708	1,708
Premises, plant and equipment	–	–	–	–	–	–	–	4,127	4,127
Interest in leasehold land held for own use under operating lease	–	–	–	–	–	–	–	565	565
Intangible assets	–	–	–	–	–	–	–	234	234
Other assets	6,277	3,556	2,005	1,236	–	–	–	188	13,262
	130,729	81,652	85,867	91,100	165,950	89,656	12,532	20,198	677,684
Liabilities									
Current, savings and other deposit accounts	307,776	171,785	41,231	11,673	580	285	–	–	533,330
Deposits from banks	1,654	9,625	1,015	299	–	–	–	–	12,593
Trading liabilities	–	–	–	–	–	–	47,150	–	47,150
Financial liabilities designated at fair value	–	–	–	–	997	–	–	(8)	989
Derivative financial instruments	–	7	9	21	46	58	4,290	–	4,431
Certificates of deposit and other debt securities in issue									
– certificates of deposit in issue	–	11	1,516	2,856	2,820	–	–	–	7,203
Amount due to subsidiaries	3,124	2,241	–	–	–	–	–	–	5,365
Other liabilities	8,346	4,779	1,468	1,203	60	12	–	1,953	17,821
Deferred tax and current tax liabilities	–	–	–	1,332	–	–	–	649	1,981
Subordinated liabilities	–	–	–	–	9,354	–	–	–	9,354
	320,900	188,448	45,239	17,384	13,857	355	51,440	2,594	640,217

28. ANALYSIS OF ASSETS AND LIABILITIES BY REMAINING MATURITY (continued)

Bank

	Repayable on demand	One month or less but not on demand	One month to three months	Three months to one year	One year to five years	Over five years	Trading	No contractual maturity	Total
2006									
Assets									
Cash and balances with banks and other financial institutions	9,360	–	–	–	–	–	–	–	9,360
Placings with and advances to banks and other financial institutions	14,810	45,070	19,979	820	–	–	–	–	80,679
Trading assets	–	–	–	–	–	–	10,778	–	10,778
Financial assets designated at fair value	–	–	91	299	1,048	150	–	7	1,595
Derivative financial instruments	–	120	34	122	95	48	1,368	–	1,787
Advances to customers	16,788	13,660	20,230	37,351	76,073	80,133	–	–	244,235
Amounts due from subsidiaries	59,231	921	32,449	–	–	–	–	–	92,601
Financial investments									
– available-for-sale investments	–	5,341	11,362	43,447	98,166	4,028	–	78	162,422
Investments in subsidiaries	–	–	–	–	–	–	–	2,357	2,357
Investments in associates	–	–	–	–	–	–	–	1,634	1,634
Investment properties	–	–	–	–	–	–	–	1,557	1,557
Premises, plant and equipment	–	–	–	–	–	–	–	4,219	4,219
Interest in leasehold land held for own use under operating lease	–	–	–	–	–	–	–	580	580
Intangible assets	–	–	–	–	–	–	–	143	143
Other assets	6,264	3,450	1,756	1,061	1	–	–	924	13,456
	106,453	68,562	85,901	83,100	175,383	84,359	12,146	11,499	627,403
Liabilities									
Current, savings and other deposit accounts	289,779	144,841	34,656	8,473	963	–	–	–	478,712
Deposits from banks	2,527	11,886	2,146	1,121	–	–	–	–	17,680
Trading liabilities	–	–	–	–	–	–	60,093	–	60,093
Financial liabilities designated at fair value	–	–	–	–	996	–	–	(9)	987
Derivative financial instruments	–	2	5	101	97	11	1,304	–	1,520
Certificates of deposit and other debt securities in issue									
– certificates of deposit in issue	–	4	70	866	6,683	–	–	–	7,623
Amounts due to subsidiaries	664	933	123	–	–	–	–	–	1,720
Other liabilities	6,517	6,813	1,702	434	91	44	–	1,450	17,051
Deferred tax and current tax liabilities	–	347	–	843	–	–	–	808	1,998
Subordinated liabilities	–	–	–	–	7,000	–	–	–	7,000
	299,487	164,826	38,702	11,838	15,830	55	61,397	2,249	594,384

29. ACCOUNTING CLASSIFICATIONS

The tables below set out the Group's classification of financial assets and liabilities:

	Group						
	Trading	Designated at fair value	Available-for-sale/ hedging	Held-to-maturity	Loans and receivables	Other amortised cost	Total
2007							
Cash and balances with banks and other financial institutions	–	–	–	–	–	16,864	16,864
Placings with and advances to banks and other financial institutions	–	–	–	–	113,029	–	113,029
Derivative financial instruments	3,767	–	935	–	–	–	4,702
Advances to customers	–	–	–	–	308,356	–	308,356
Investment securities	10,363	13,892	225,297	18,997	–	–	268,549
Acceptances and endorsements	–	–	–	–	–	3,294	3,294
Other financial assets	27	–	–	–	–	–	27
Total financial assets	14,157	13,892	226,232	18,997	421,385	20,158	714,821
Non-financial assets							31,178
Total assets							745,999
Current, savings and other deposit accounts	24,162	–	–	–	–	546,653	570,815
Deposits from banks	–	–	–	–	–	19,736	19,736
Derivative financial instruments	4,535	–	148	–	–	–	4,683
Certificates of deposit and other debt securities in issue	14,087	–	–	–	–	5,685	19,772
Other financial liabilities	9,902	–	–	–	–	–	9,902
Subordinated liabilities	–	989	–	–	–	9,354	10,343
Liabilities to customers under investment contracts	–	509	–	–	–	–	509
Acceptances and endorsements	–	–	–	–	–	3,294	3,294
Total financial liabilities	52,686	1,498	148	–	–	584,722	639,054
Non-financial liabilities							50,489
Total liabilities							689,543

29. ACCOUNTING CLASSIFICATIONS (continued)

	Group						
	Trading	Designated at fair value	Available-for-sale/ hedging	Held-to-maturity	Loans and receivables	Other amortised cost	Total
2006							
Cash and balances with banks and other financial institutions	–	–	–	–	–	9,390	9,390
Placings with and advances to banks and other financial institutions	–	–	–	–	99,705	–	99,705
Derivative financial instruments	1,374	–	513	–	–	–	1,887
Advances to customers	–	–	–	–	279,353	–	279,353
Investment securities	12,408	8,280	211,573	16,137	–	–	248,398
Acceptances and endorsements	–	–	–	–	–	2,855	2,855
Other financial assets	59	–	–	–	–	–	59
Total financial assets	13,841	8,280	212,086	16,137	379,058	12,245	641,647
Non-financial assets							27,417
Total assets							669,064
Current, savings and other deposit accounts	35,066	–	–	–	–	482,821	517,887
Deposits from banks	–	–	–	–	–	17,950	17,950
Derivative financial instruments	1,314	–	217	–	–	–	1,531
Certificates of deposit and other debt securities in issue	14,821	–	–	–	–	7,595	22,416
Other financial liabilities	10,206	–	–	–	–	–	10,206
Subordinated liabilities	–	987	–	–	–	7,000	7,987
Liabilities to customers under investment contracts	–	575	–	–	–	–	575
Acceptances and endorsements	–	–	–	–	–	2,855	2,855
Total financial liabilities	61,407	1,562	217	–	–	518,221	581,407
Non-financial liabilities							38,959
Total liabilities							620,366

29. ACCOUNTING CLASSIFICATIONS (continued)

	Bank						
	Trading	Designated at fair value	Available-for-sale/ hedging	Held-to-maturity	Loans and receivables	Other amortised cost	Total
2007							
Cash and balances with banks and other financial institutions	–	–	–	–	–	13,362	13,362
Placings with and advances to banks and other financial institutions	–	–	–	–	86,137	–	86,137
Derivative financial instruments	3,628	–	783	–	–	–	4,411
Advances to customers	–	–	–	–	255,413	–	255,413
Investment securities	8,877	1,238	172,599	–	–	–	182,714
Acceptances and endorsements	–	–	–	–	–	2,930	2,930
Other financial assets	27	–	–	–	–	–	27
Total financial assets	12,532	1,238	173,382	–	341,550	16,292	544,994
Non-financial assets							132,690
Total assets							677,684
Current, savings and other deposit accounts	23,161	–	–	–	–	533,330	556,491
Deposits from banks	–	–	–	–	–	12,593	12,593
Derivative financial instruments	4,290	–	141	–	–	–	4,431
Certificates of deposit and other debt securities in issue	14,087	–	–	–	–	7,203	21,290
Other financial liabilities	9,902	–	–	–	–	–	9,902
Subordinated liabilities	–	989	–	–	–	9,354	10,343
Acceptances and endorsements	–	–	–	–	–	2,930	2,930
Total financial liabilities	51,440	989	141	–	–	565,410	617,980
Non-financial liabilities							22,237
Total liabilities							640,217

29. ACCOUNTING CLASSIFICATIONS (continued)

	Bank						
	Trading	Designated at fair value	Available-for-sale/ hedging	Held-to-maturity	Loans and receivables	Other amortised cost	Total
2006							
Cash and balances with banks and other financial institutions	–	–	–	–	–	9,360	9,360
Placings with and advances to banks and other financial institutions	–	–	–	–	80,679	–	80,679
Derivative financial instruments	1,368	–	419	–	–	–	1,787
Advances to customers	–	–	–	–	244,235	–	244,235
Investment securities	10,719	1,595	162,422	–	–	–	174,736
Acceptances and endorsements	–	–	–	–	–	2,855	2,855
Other financial assets	59	–	–	–	–	–	59
Total financial assets	12,146	1,595	162,841	–	324,914	12,215	513,711
Non-financial assets							113,692
Total assets							627,403
Current, savings and other deposit accounts	35,066	–	–	–	–	478,712	513,778
Deposits from banks	–	–	–	–	–	17,680	17,680
Derivative financial instruments	1,304	–	216	–	–	–	1,520
Certificates of deposit and other debt securities in issue	14,821	–	–	–	–	7,623	22,444
Other financial liabilities	10,206	–	–	–	–	–	10,206
Subordinated liabilities	–	987	–	–	–	7,000	7,987
Acceptances and endorsements	–	–	–	–	–	2,855	2,855
Total financial liabilities	61,397	987	216	–	–	513,870	576,470
Non-financial liabilities							17,914
Total liabilities							594,384

30. CASH AND BALANCES WITH BANKS AND OTHER FINANCIAL INSTITUTIONS

	Group		Bank	
	2007	2006	**2007**	2006
Cash in hand	**3,308**	4,920	**3,118**	4,920
Balances with central banks	**6,004**	357	**4,119**	357
Balances with banks and other financial institutions	**7,552**	4,113	**6,125**	4,083
	16,864	9,390	**13,362**	9,360

31. PLACINGS WITH AND ADVANCES TO BANKS AND OTHER FINANCIAL INSTITUTIONS

	Group		Bank	
	2007	2006	**2007**	2006
Placings with and advances to banks and other financial institutions maturing within one month	**93,370**	75,722	**69,984**	59,880
Placings with and advances to banks and other financial institutions maturing after one month but less than one year	**19,659**	23,983	**16,153**	20,799
Placings with and advances to banks and other financial institutions maturing after one year	**–**	–	**–**	–
	113,029	99,705	**86,137**	80,679

There were no overdue advances, impaired advances and rescheduled advances to banks and other financial institutions at 31 December 2007 by the Group and the Bank. For the year 2006, there was an overdue advances to bank amounted to HK$100 million.

32. TRADING ASSETS

	Group 2007	Group 2006 (restated)	Bank 2007	Bank 2006 (restated)
Treasury bills	6,303	6,071	5,645	6,071
Certificates of deposit	–	212	–	212
Other debt securities	4,058	6,109	3,230	4,420
Debt securities	10,361	12,392	8,875	10,703
Equity shares	2	16	2	16
Total trading securities	10,363	12,408	8,877	10,719
Other*	27	59	27	59
Total trading assets	10,390	12,467	8,904	10,778
Debt securities:				
– listed in Hong Kong	2,564	3,124	2,564	3,124
– listed outside Hong Kong	796	1,123	315	706
	3,360	4,247	2,879	3,830
– unlisted	7,001	8,145	5,996	6,873
	10,361	12,392	8,875	10,703
Equity shares:				
– listed in Hong Kong	2	16	2	16
– unlisted	–	–	–	–
	2	16	2	16
Total trading securities	10,363	12,408	8,877	10,719
Debt securities				
Issued by public bodies:				
– central governments and central banks	9,061	8,969	7,922	8,969
– other public sector entities	387	926	387	375
	9,448	9,895	8,309	9,344
Issued by other bodies:				
– banks and other financial institutions	562	1,555	215	600
– corporate entities	351	942	351	759
	913	2,497	566	1,359
	10,361	12,392	8,875	10,703
Equity shares				
Issued by corporate entities	2	16	2	16
Total trading securities	10,363	12,408	8,877	10,719

* This represents amount receivable from counterparties on trading transactions not yet settled.

33. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

	Group		Bank	
	2007	2006 (restated)	**2007**	2006 (restated)
Certificates of deposit	52	232	–	90
Other debt securities	7,860	4,587	1,238	1,505
Debt securities	7,912	4,819	1,238	1,595
Equity shares	5,980	3,461	–	–
	13,892	8,280	1,238	1,595
Debt securities:				
– listed in Hong Kong	1,113	505	700	497
– listed outside Hong Kong	1,377	309	291	277
	2,490	814	991	774
– unlisted	5,422	4,005	247	821
	7,912	4,819	1,238	1,595
Equity shares:				
– listed in Hong Kong	1,976	1,202	–	–
– listed outside Hong Kong	1,600	1,300	–	–
	3,576	2,502	–	–
– unlisted	2,404	959	–	–
	5,980	3,461	–	–
	13,892	8,280	1,238	1,595
Debt securities				
Issued by public bodies:				
– central governments and central banks	2,004	870	763	856
– other public sector entities	395	285	250	236
	2,399	1,155	1,013	1,092
Issued by other bodies:				
– banks and other financial institutions	4,682	3,535	182	411
– corporate entities	831	129	43	92
	5,513	3,664	225	503
	7,912	4,819	1,238	1,595
Equity shares				
Issued by corporate entities	5,980	3,461	–	–
	13,892	8,280	1,238	1,595

34. DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives are financial contracts whose values and characteristics are derived from underlying assets, exchange and interest rates, and indices. Derivative instruments are subject to both credit risk and market risk. The credit risk relating to a derivative contract is principally the replacement cost of the contract when it has a positive mark-to-market value and the estimated potential future change in value over the residual maturity of the contract. The nominal value of the contracts does not represent the amount of the Group's exposure to credit risk. All activities relating to derivatives are subject to the same credit approval and monitoring procedures used for other credit transactions. Market risk from derivative positions is controlled individually and in combination with on-balance sheet market risk positions within the Group's market risk limits regime as described in note 62(c).

The Group transacts derivatives for three primary purposes: to create risk management solutions for clients, for proprietary trading purposes, and to manage and hedge its own risks. For accounting purposes, derivative financial instruments are held for trading or designated as either fair value hedge or cash flow hedges.

Trading derivatives

Most of the Group's trading derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading activities in derivatives are entered into principally for the purpose of generating profits from short-term fluctuations in price or margin. Positions may be traded actively or be held over a period of time to benefit from expected changes in currency rates, interest rates, equity prices or other market parameters.

Trading derivatives also include non-qualifying hedging derivatives, ineffective hedging derivatives and the components of hedging derivatives that are excluded from assessing hedge effectiveness. Non-qualifying hedging derivatives are entered into for risk management purposes but do not meet the criteria for hedge accounting. These include derivatives managed in conjunction with financial instruments designated at fair value.

Hedging instruments

The Group uses derivatives (principally interest rate swaps) for hedging purposes in the management of its own asset and liability portfolios and structural positions. This enables the Group to optimise the cost of accessing debt capital markets, and to mitigate the market risk which would otherwise arise from structural imbalances in the maturity and other profiles of its assets and liabilities.

(a) Fair value hedge

The Group's fair value hedge principally consists of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates. Gains or losses arising from fair value hedges for the years indicated were detailed as below:

	Group	
	2007	2006
Gains/(losses):		
– on hedging instruments	**(197)**	25
– on the hedged items attributable to the hedged risk	214	(21)
	17	4

34. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

(b) Cash flow hedges

The Group is exposed to variability in future interest cash flows on non-trading assets and liabilities which bear interest at variable rates or which are expected to be re-funded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio for financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions.

The gains and losses on ineffective portions and termination of cash flow hedges derivatives recognised in the income statement were as follows:

	Group	
	2007	2006
Losses on ineffective portions of cash flow hedges derivatives	–	–
Losses on termination of cash flow hedges derivatives	–	(3)

The schedules of forecast principal balances on which the expected interest cash flows associated with derivatives that are cash flow hedges were as follows:

	Group		
	Three months or less	**Three months to one year**	**One year to five years**
At 31 December 2007			
Cash inflows from assets	50,981	37,578	12,922
Cash outflows from liabilities	–	–	–
Net cash inflows	50,981	37,578	12,922
At 31 December 2006			
Cash inflows from assets	45,825	40,102	12,240
Cash outflows from liabilities	–	–	–
Net cash inflows	45,825	40,102	12,240

34. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

(c) The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by each class of derivatives.

	Group					
	2007			2006		
	Contract amounts	**Derivative assets**	**Derivative liabilities**	Contract amounts	Derivative assets	Derivative liabilities
Derivatives held for trading						
Foreign exchange contracts:						
– spot and forward foreign exchange	637,410	2,325	1,717	271,204	681	430
– currency swaps	3,136	44	41	779	7	5
– currency options purchased	22,943	143	–	19,681	178	–
– currency options written	62,343	–	315	43,900	–	287
– other exchange rate contracts	30	–	–	17	–	–
	725,862	2,512	2,073	335,581	866	722
Interest rate contracts:						
– interest rate swaps	129,470	703	777	102,651	430	572
– interest rate options purchased	312	–	–	1,348	–	–
– interest rate options written	79	–	–	140	–	–
– other interest rate contracts	–	–	–	862	5	1
	129,861	703	777	105,001	435	573
Equity contracts:						
– equity swaps	12,371	14	1,139	4,097	62	11
– equity options purchased	14,338	527	–	708	11	–
– equity options written	14,374	–	487	848	–	7
– other equity contracts	2,900	11	59	15	–	1
	43,983	552	1,685	5,668	73	19
Total derivatives held for trading	899,706	3,767	4,535	446,250	1,374	1,314
Cash Flow hedges derivatives						
Interest rate contracts:						
– interest rate swaps	51,258	888	28	45,844	348	153
Fair value hedge derivatives						
Interest rate contracts:						
– interest rate swaps	8,974	47	120	14,474	165	64
Total derivatives	959,938	4,702	4,683	506,568	1,887	1,531

34. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

	Bank					
	2007			2006		
	Contract amounts	**Derivative assets**	**Derivative liabilities**	Contract amounts	Derivative assets	Derivative liabilities
Derivatives held for trading						
Foreign exchange contracts:						
– spot and forward foreign exchange	628,744	2,199	1,535	271,204	681	430
– currency swaps	3,136	44	41	779	7	5
– currency options purchased	22,991	143	–	19,681	178	–
– currency options written	62,343	–	314	43,900	–	287
– other exchange rate contracts	30	–	–	17	–	–
	717,244	2,386	1,890	335,581	866	722
Interest rate contracts:						
– interest rate swaps	129,046	702	774	100,952	424	562
– interest rate options purchased	312	–	–	1,348	–	–
– interest rate options written	79	–	–	140	–	–
– other interest rate contracts	–	–	–	862	5	1
	129,437	702	774	103,302	429	563
Equity contracts:						
– equity swaps	12,848	14	1,139	4,097	62	11
– equity options purchased	14,338	526	–	708	11	–
– equity options written	14,374	–	487	848	–	7
– other equity contracts	3	–	–	15	–	1
	41,563	540	1,626	5,668	73	19
Total derivatives held for trading	888,244	3,628	4,290	444,551	1,368	1,304
Cash Flow hedges derivatives						
Interest rate contracts:						
– interest rate swaps	45,763	756	26	42,415	297	153
Fair value hedge derivatives						
Interest rate contracts:						
– interest rate swaps	7,104	27	115	11,858	122	63
Total derivatives	941,111	4,411	4,431	498,824	1,787	1,520

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

34. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

(d) Contract amounts, credit equivalent amounts and risk-weighted amounts

The table below gives the contract amounts, credit equivalent amounts and risk-weighted amounts of derivatives. The information is consistent with that in the "Capital Adequacy Ratio" return submitted to the Hong Kong Monetary Authority by the Group. The return is prepared on a consolidated basis as specified by the Hong Kong Monetary Authority under the requirement of section 98(2) of the Banking Ordinance.

Derivatives arise from futures, forward, swap and option transactions undertaken by the Group in the foreign exchange, interest rate, equity, credit and commodity markets. The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date, they do not represent amounts at risk.

The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Capital Rules and depend on the status of the counterparty and maturity characteristics of the instrument. The risk weights used range from 0 per cent to 150 per cent.

The netting adjustments represent amounts where the group has in place legally enforceable rights of offset with individual counterparties to offset the gross amount of positive mark-to-market assets with any negative mark-to-market liabilities with the same customer. These offsets are recognised by the HKMA in the calculation of risk assets for the capital adequacy ratio.

With the Capital Rules effective from 1 January 2007, the Group uses the approaches approved by the Hong Kong Monetary Authority to calculate the capital adequacy ratio in accordance with the Capital Rules. This basis of calculation of risk-weighted assets is different to the basis used at 31 December 2006. The figures are therefore not strictly comparable.

	Group			Bank		
	Contract amount	Credit equivalent amount	Risk-weighted amount	Contract amount	Credit equivalent amount	Risk-weighted amount
2007						
Exchange rate contracts:						
Spot and forward foreign exchange	580,889	7,606	2,196	576,133	7,467	2,114
Currency swaps	3,136	170	49	3,136	170	49
Currency option purchased	22,821	633	140	22,821	633	140
Other exchange rate contracts	–	–	–	–	–	–
	606,846	8,409	2,385	602,090	8,270	2,303
Interest rate contracts:						
Interest rate swaps	189,703	2,121	520	181,913	1,945	475
Interest rate options purchased	312	–	–	312	–	–
Other interest rate contracts	–	–	–	–	–	–
	190,015	2,121	520	182,225	1,945	475
Equity contracts:						
Equity swaps	12,362	905	183	12,838	944	202
Equity options purchased	14,347	1,389	1,080	14,347	1,389	1,080
Other equity contracts	–	–	–	–	–	–
	26,709	2,294	1,263	27,185	2,333	1,282

34. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

(d) Contract amounts, credit equivalent amounts and risk-weighted amounts (continued)

The risk-weighted amounts of derivatives shown in the table below are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 50 per cent.

	Group			Bank		
	Contract amount	Credit equivalent amount	Risk-weighted amount	Contract amount	Credit equivalent amount	Risk-weighted amount
2006						
Exchange rate contracts:						
Spot and forward foreign exchange	267,822	2,715	591	270,972	2,747	607
Currency swaps	779	65	23	779	65	23
Currency option purchased	19,681	434	87	19,681	434	87
Currency option written	43,900	–	–	43,900	–	–
Other exchange rate contracts	17	–	–	17	–	–
	332,199	3,214	701	335,349	3,246	717
Interest rate contracts:						
Interest rate swaps	162,969	1,376	295	155,225	1,260	272
Interest rate options purchased	1,348	2	–	1,348	2	–
Interest rate options written	140	–	–	140	–	–
Other interest rate contracts	862	–	–	862	–	–
	165,319	1,378	295	157,575	1,262	272
Equity contracts:						
Equity swaps	4,097	322	65	4,097	322	65
Equity options purchased	708	60	25	708	60	25
Equity options written	848	–	–	848	–	–
Other equity contracts	15	–	–	15	–	–
	5,668	382	90	5,668	382	90

35. ADVANCES TO CUSTOMERS

(a) Advances to customers

	Group		Bank	
	2007	2006	**2007**	2006
Gross advances to customers	**309,409**	280,277	**256,370**	245,071
Less: loan impairment allowances				
– individually assessed	**(417)**	(406)	**(330)**	(332)
– collectively assessed	**(636)**	(518)	**(627)**	(504)
	308,356	279,353	**255,413**	244,235
Included in advances to customers are:				
– trade bills	**3,690**	3,907	**3,590**	3,907
– loan impairment allowances	**(14)**	(16)	**(13)**	(16)
	3,676	3,891	**3,577**	3,891

35. ADVANCES TO CUSTOMERS (continued)

(a) Advances to customers (continued)

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	Group		Bank	
	2007	2006	**2007**	2006
	%	%	**%**	%
Loan impairment allowances:				
– individually assessed	**0.13**	0.15	**0.13**	0.14
– collectively assessed	**0.21**	0.18	**0.24**	0.20
Total loan impairment allowances	**0.34**	0.33	**0.37**	0.34

(b) Loan impairment allowances against advances to customers

	Group		
	Individually assessed	**Collectively assessed**	**Total**
2007			
At 1 January	**406**	**518**	**924**
Amounts written off	**(242)**	**(249)**	**(491)**
Recoveries of advances written off in previous years	**21**	**41**	**62**
New impairment allowances charged to income statement (note 16)	**335**	**367**	**702**
Impairment allowances released to income statement (note 16)	**(85)**	**(41)**	**(126)**
Unwinding of discount of loan impairment allowances recognised as "interest income"	**(18)**	**–**	**(18)**
At 31 December	**417**	**636**	**1,053**
2006			
At 1 January	524	510	1,034
Amounts written off	(224)	(177)	(401)
Recoveries of advances written off in previous years	25	40	65
New impairment allowances charged to income statement (note 16)	238	185	423
Impairment allowances released to income statement (note 16)	(131)	(40)	(171)
Unwinding of discount of loan impairment allowances recognised as "interest income"	(26)	–	(26)
At 31 December	406	518	924

35. ADVANCES TO CUSTOMERS (continued)

(b) Loan impairment allowances against advances to customers (continued)

	Bank		
	Individually assessed	Collectively assessed	Total
2007			
At 1 January	332	504	836
Amounts written off	(219)	(249)	(468)
Recoveries of advances written off in previous years	9	40	49
New impairment allowances charged to income statement (note 16)	314	372	686
Impairment allowances released to income statement (note 16)	(59)	(40)	(99)
Unwinding of discount of loan impairment allowances recognised as "interest income"	(8)	–	(8)
Transfer to subsidiaries	(39)	–	(39)
At 31 December	330	627	957
2006			
At 1 January	453	419	872
Amounts written off	(206)	(176)	(382)
Recoveries of advances written off in previous years	12	39	51
New impairment allowances charged to income statement (note 16)	200	261	461
Impairment allowances released to income statement (note 16)	(115)	(39)	(154)
Unwinding of discount of loan impairment allowances recognised as "interest income"	(12)	–	(12)
At 31 December	332	504	836

(c) Impaired advances and allowances

	Group		Bank	
	2007	2006	**2007**	2006
Gross impaired advances	1,261	1,387	766	1,002
Individually assessed allowances	(417)	(406)	(330)	(332)
Net impaired advances	844	981	436	670
Individually assessed allowances as a percentage of gross impaired advances	33.1%	29.3%	43.1%	33.1%
Gross impaired advances as a percentage of gross advances to customers	0.4%	0.5%	0.3%	0.4%

Impaired loans and advances are individually assessed loans with objective evidence of impairment on an individual basis.

The market values of collateral related to Group's impaired advances and Bank's impaired advances were HK$1,541 million and HK$1,080 million respectively. Comparative figures on collateral value are not required for the first time adoption under the Banking (Disclosure) Rules.

35. ADVANCES TO CUSTOMERS (continued)

(d) Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	Group		Bank	
		%		%
2007				
Gross advances to customers which have been overdue with respect to either principal or interest for periods of:				
– more than three months but not more than six months	329	0.1	165	0.1
– more than six months but not more than one year	312	0.1	61	–
– more than one year	112	–	102	–
	753	0.2	328	0.1
of which:				
– individually impaired allowances	(278)		(215)	
– covered portion of overdue loans and advances*	401		204	
– uncovered portion of overdue loans and advances*	352		124	
– current market value held against the covered portion of overdue loans and advances*	796		421	
2006				
Gross advances to customers which have been overdue with respect to either principal or interest for periods of:				
– more than three months but not more than six months	504	0.2	260	0.1
– more than six months but not more than one year	263	0.1	195	0.1
– more than one year	173	–	157	–
	940	0.3	612	0.2
of which:				
– individually impaired allowances	(325)		(290)	

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Collateral includes any tangible security that carries a fair market value and is readily marketable. This includes (but is not limited to) cash and deposits, stocks and bonds, mortgages over properties and charges over other fixed assets such as plant and equipment. Where collateral values are greater than gross advances, only the amount of collateral up to the gross advance had been included in the "covered portion of overdue loans and advances" as set out in the above table.

* Comparative figures on collateral value are not required for the first time adoption under the Banking (Disclosure) Rules.

35. ADVANCES TO CUSTOMERS (continued)

(e) Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	Group		Bank	
		%		%
2007	352	0.1	208	0.1
2006	357	0.1	212	0.1

Rescheduled advances are those that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for more than three months and which are included in "Overdue advances" (note d).

(f) Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area that is different from that of the counterparty. At 31 December 2007, over 90 per cent of the Group's advances to customers was classified under Hong Kong (unchanged from position at 31 December 2006).

35. ADVANCES TO CUSTOMERS (continued)

(g) Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ("HKMA") is as follows:

	Group		
	2007		2006
		% of gross advances covered by collateral *	
Gross advances to customers for use in Hong Kong			
Industrial, commercial and financial sectors			
– property development	20,431	32.8	18,051
– property investment	54,676	84.3	48,096
– financial concerns	3,232	20.0	2,103
– stockbrokers	524	81.9	234
– wholesale and retail trade	6,034	46.5	6,360
– manufacturing	8,311	29.7	7,670
– transport and transport equipment	9,368	69.9	11,145
– recreational activities	218	1.4	210
– information technology	913	2.3	478
– other	21,396	51.0	22,099
	125,103	61.3	116,446
Individuals			
– advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	18,437	99.8	20,078
– advances for the purchase of other residential properties	85,923	99.6	83,616
– credit card advances	11,354	-	9,448
– other	13,155	30.6	8,813
	128,869	83.8	121,955
Total gross advances for use in Hong Kong	253,972	72.7	238,401
Trade finance	22,995	32.7	19,684
Gross advances for use outside Hong Kong	32,442	50.8	22,192
Gross advances to customers	309,409	67.4	280,277

* Comparative figures on collateral value are not required for the first time adoption under the Banking (Disclosure) Rules.

35. ADVANCES TO CUSTOMERS (continued)

(g) Gross advances to customers by industry sector (continued)

	Bank		
	2007	% of gross advances covered by collateral *	2006
Gross advances to customers for use in Hong Kong			
Industrial, commercial and financial sectors			
– property development	20,153	31.9	17,773
– property investment	53,170	84.9	46,252
– financial concerns	3,232	20.0	2,099
– stockbrokers	524	81.9	234
– wholesale and retail trade	6,031	46.5	6,353
– manufacturing	8,298	29.6	7,626
– transport and transport equipment	6,168	55.8	5,925
– recreational activities	218	1.4	210
– information technology	913	2.3	478
– other	21,220	51.3	21,722
	119,927	60.3	108,672
Individuals			
– advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	2,457	99.3	1,108
– advances for the purchase of other residential properties	79,835	99.6	75,597
– credit card advances	11,354	–	9,448
– other	13,134	30.6	8,775
	106,780	80.5	94,928
Total gross advances for use in Hong Kong	226,707	69.8	203,600
Trade finance	22,995	32.7	19,684
Gross advances for use outside Hong Kong	6,668	21.7	21,787
Gross advances to customers	256,370	65.2	245,071

* Comparative figures on collateral value are not required for the first time adoption under the Banking (Disclosure) Rules.

35. ADVANCES TO CUSTOMERS (continued)

(h) Net investments in finance leases

Advances to customers include net investments in equipment leased to customers under finance leases and hire purchase contracts having the characteristics of finance leases. The contracts usually run for an initial period of 5 to 20 years, with an option for acquiring the leased asset at nominal value at the end of the lease period. The total minimum lease payments receivable and their present value at the year-end are as follows:

	Group		Bank	
	2007	2006	**2007**	2006
Finance leases	71	91	60	57
Hire purchase contracts	7,444	7,333	4,026	1,665
	7,515	7,424	4,086	1,722

	Group		
	Present value of minimum lease payments receivable	**Interest income relating to future periods**	**Total minimum lease payments receivable**
2007			
Amounts receivable:			
– within one year	701	293	994
– after one year but within five years	1,716	940	2,656
– after five years	5,098	1,967	7,065
	7,515	3,200	10,715
Loans impairment allowances	–		
Net investments in finance leases and hire purchase contracts	7,515		
2006			
Amounts receivable:			
– within one year	705	345	1,050
– after one year but within five years	1,775	1,082	2,857
– after five years	4,966	2,266	7,232
	7,446	3,693	11,139
Loans impairment allowances	(22)		
Net investments in finance leases and hire purchase contracts	7,424		

35. ADVANCES TO CUSTOMERS (continued)

(h) Net investments in finance leases (continued)

	Bank		
	Present value of minimum lease payments receivable	Interest income relating to future periods	Total minimum lease payments receivable
2007			
Amounts receivable:			
– within one year	400	154	554
– after one year but within five years	968	485	1,453
– after five years	2,718	1,227	3,945
	4,086	1,866	5,952
Loans impairment allowances	–		
Net investments in finance leases and hire purchase contracts	4,086		
2006			
Amounts receivable:			
– within one year	231	69	300
– after one year but within five years	561	166	727
– after five years	933	663	1,596
	1,725	898	2,623
Loans impairment allowances	(3)		
Net investments in finance leases and hire purchase contracts	1,722		

36. FINANCIAL INVESTMENTS

	Group 2007	Group 2006 (restated)	Bank 2007	Bank 2006 (restated)
Available-for-sale at fair value:				
– debt securities	220,998	209,463	172,107	162,308
– equity shares	4,299	2,110	492	114
Held-to-maturity debt securities at amortised cost	18,997	16,137	–	–
	244,294	227,710	172,599	162,422
Fair value of held-to-maturity debt securities	19,526	16,551	–	–
Treasury bills	3,089	1,088	3,089	1,088
Certificates of deposit	30,247	25,020	20,142	17,440
Other debt securities	206,659	199,492	148,876	143,780
Debt securities	239,995	225,600	172,107	162,308
Equity shares	4,299	2,110	492	114
	244,294	227,710	172,599	162,422
Debt securities:				
– listed in Hong Kong	5,234	6,672	5,199	6,614
– listed outside Hong Kong	71,997	70,905	49,523	48,122
	77,231	77,577	54,722	54,736
– unlisted	162,764	148,023	117,385	107,572
	239,995	225,600	172,107	162,308
Equity shares:				
– listed in Hong Kong	3,449	1,702	10	7
– listed outside Hong Kong	188	150	161	99
	3,637	1,852	171	106
– unlisted	662	258	321	8
	4,299	2,110	492	114
	244,294	227,710	172,599	162,422
Fair value of listed financial investments	80,898	79,442	54,893	54,842
Debt securities				
Issued by public bodies:				
– central governments and central banks	8,526	8,321	7,745	7,530
– other public sector entities	5,688	7,044	4,686	6,354
	14,214	15,365	12,431	13,884
Issued by other bodies:				
– banks and other financial institutions	211,568	192,751	149,860	136,291
– corporate entities	14,213	17,484	9,816	12,133
	225,781	210,235	159,676	148,424
	239,995	225,600	172,107	162,308
Equity shares				
Issued by corporate entities	4,299	2,110	492	114
	244,294	227,710	172,599	162,422

37. INVESTMENTS IN SUBSIDIARIES

	Bank	
	2007	2006
Unlisted shares, at cost	11,284	2,357

(a) The principal subsidiaries of the Bank are:

Name of company	Place of incorporation	Principal activities	Issued equity capital
Hang Seng Bank (China) Limited	People's Republic of China	Banking	RMB4,500,000,000
Hang Seng Finance Limited	Hong Kong SAR	Lending	HK$1,000,000,000
Hang Seng Credit Limited	Hong Kong SAR	Lending	HK$200,000,000
Hang Seng Bank (Bahamas) Limited	Bahamas	Banking	US$1,000,000
Hang Seng Finance (Bahamas) Limited	Bahamas	Finance	US$5,000
Hang Seng Bank (Trustee) Limited	Hong Kong SAR	Trustee service	HK$3,000,000
Hang Seng (Nominee) Limited	Hong Kong SAR	Nominee service	HK$100,000
Hang Seng Life Limited	Hong Kong SAR	Retirement benefits and life assurance	HK$970,000,000
Hang Seng Insurance Company Limited	Hong Kong SAR	Retirement benefits and life assurance	HK$4,326,184,570
Hang Seng General Insurance (Hong Kong) Company Limited	Hong Kong SAR	General insurance	HK$620,000,000
Hang Seng Asset Management Pte Ltd	Singapore	Fund management	SG$2,000,000
Hang Seng Investment Management Limited	Hong Kong SAR	Fund management	HK$10,000,000
Haseba Investment Company Limited	Hong Kong SAR	Investment holding	HK$6,000
Hang Seng Securities Limited	Hong Kong SAR	Stockbroking	HK$26,000,000
Yan Nin Development Company Limited	Hong Kong SAR	Investment holding	HK$100,000
Hang Seng Indexes Company Limited	Hong Kong SAR	Compilation and dissemination of the Hang Seng share index	HK$10,000
Hang Seng Real Estate Management Limited	Hong Kong SAR	Property management	HK$10,000

All the above companies are wholly-owned subsidiaries and unlisted. All subsidiaries are held directly by the Bank except for Hang Seng Life Limited and Hang Seng Indexes Company Limited. The principal places of operation are the same as the places of incorporation.

Some principal subsidiaries are regulated banking and insurance entities and as such, are required to maintain certain minimum levels of capital and liquid assets to support their operations. The effect of these regulatory requirements is to limit the extent to which the subsidiaries may transfer funds to the Bank in the form of repayment of certain shareholder loans or cash dividends.

37. INVESTMENTS IN SUBSIDIARIES (continued)

(b) Acquisition

On 25 September 2007, the wholly-owned subsidiary, Hang Seng Insurance Company Limited ("HSIC"), acquired 50 per cent of the issued share capital of Hang Seng Life Limited ("HSLL") from HSBC Insurance (Asia-Pacific) Holdings Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc, for a consideration of HK$2,400 million. HSIC also acquired the remaining 50 per cent of the issued share capital of HSLL from the Bank for a consideration of HK$2,400 million. After the transactions, the Group has increased its stake in its existing subsidiary HSLL's issued share capital from 50 per cent to 100 per cent. The amount of goodwill arising from acquisition at Group level was HK$329 million.

(c) Incorporation

Hang Seng Bank (China) Limited, a wholly-owned subsidiary of the Bank, was incorporated in mainland China in May 2007. It is registered as "Limited liability company (solely funded by Taiwan, Hong Kong or Macao corporate body)" under the PRC law.

38. INVESTMENTS IN ASSOCIATES

	Group		Bank	
	2007	2006	**2007**	2006
Unlisted investments, at cost	–	–	–	1,634
Listed investments, at cost	–	–	1,634	–
Share of net assets	5,894	3,158	–	–
Goodwill	283	330	–	–
	6,177	3,488	1,634	1,634

The principal associates are:

Name of company	Place of incorporation and operation	Principal activity	Group's interest in equity capital	Issued equity capital
Unlisted				
Barrowgate Limited	Hong Kong SAR	Property investment	24.64%	HK$10,000
Listed				
Industrial Bank Co., Ltd.	People's Republic of China	Banking	12.78%	RMB5,000,000,000

The interest in Barrowgate Limited is owned by a subsidiary of the Bank. The interest in Industrial Bank Co., Ltd. is owned directly by the Bank.

In accordance with HKAS 28, an associate is an entity over which the investor has significant influence, including the power to participate in the financial and operating policy decisions without controlling the management of the investee. Usually a holding of less than 20 per cent is presumed not to have significant influence, unless such influence can be clearly demonstrated. The investments are recognised at cost and dividends accounted for as declared.

The Group's investment in Industrial Bank Co., Ltd. ("IB") has been accounted for as an associate using the equity method as the Group has representation in both the Board and Executive Committee of IB, and the ability to participate in the decision making process.

38. INVESTMENTS IN ASSOCIATES (continued)

For the year ended 31 December 2007, the financial results of Industrial Bank Co., Ltd. was included in the financial statements based on financial statements drawn up to 30 September 2007, but taking into account any changes in the subsequent period from 1 October 2007 to 31 December 2007 that would materially affect the results. The Group has taken advantage of the provision contained in Hong Kong Accounting Standard 28 "Investments in Associates" whereby it is permitted to include the attributable share of associates' results based on accounts drawn up to a non-coterminous period end where the difference must be no greater than three months.

On 5 February 2007, Industrial Bank Co., Ltd. issued 1,001 million new shares in an Initial Public Offer for a total consideration of RMB15,996 million. The Bank did not subscribe for any additional shares and, thus, its interest in the equity of IB decreased from 15.98 per cent to 12.78 per cent. The dilution in investment resulted in a gain of HK$1,465 million, as represented in the Bank's increase in share of the net assets of IB, which had risen as a result of the issue of the new shares. The gain on dilution was recognised in the income statement in 2007. The fair value of our interest in Industrial Bank Co., Ltd. was HK$35,386 million at 31 December 2007.

The decrease of the Bank's interest in the equity of Industrial Bank Co., Ltd. does not affect the Bank's influence over this associate, as there has been no change in the composition of major shareholders in IB or in the Bank's representation on its Board of Directors or Executive Committee. The Bank will continue to have the power to participate in the financial and operating policy decisions of IB, and will continue to account for its results using the equity method.

The following table shows the summarised financial information of the associates with the aggregated amount in which the Group's interests have been accounted for:

	Assets	Liabilities	Equity	Revenue	Expenses	Profit
2007						
100 per cent	920,620	877,720	42,900	21,141	13,246	7,895
Group's effective interest	118,299	112,405	5,894	2,964	1,842	1,122
2006						
100 per cent	586,325	568,252	18,073	12,640	8,763	3,877
Group's effective interest	94,108	90,950	3,158	2,067	1,412	655

There is no impairment loss of our investments in associates for the years ended 31 December 2007 and 2006.

39. INVESTMENT PROPERTIES

The Group's investment properties are stated at fair value as valued by independent professional valuer on at least an annual basis. The most recent valuation was performed by DTZ Debenham Tie Leung Limited, at 30 September 2007, and were adjusted for material change in the valuation as at 31 December 2007. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation for investment properties was open market value.

39. INVESTMENT PROPERTIES (continued)

(a) Movement of investment properties

	Group		Bank	
	2007	2006	**2007**	2006
At 1 January	**2,732**	4,273	**1,557**	2,644
Disposals	**–**	(1,539)	**–**	(1,169)
Surplus on revaluation credited to income statement (note 22)	**250**	304	**187**	127
Transfer to assets held for sale	**(411)**	(355)	**(46)**	(83)
Transfer from premises (note 40(a))	**10**	49	**10**	38
At 31 December	**2,581**	2,732	**1,708**	1,557

(b) Terms of lease

	Group		Bank	
	2007	2006	**2007**	2006
Leaseholds				
Held in Hong Kong:				
– long leases (over 50 years unexpired)	**1,112**	1,079	**452**	469
– medium leases (10 to 50 years unexpired)	**1,469**	1,652	**1,256**	1,087
Held outside Hong Kong:				
– medium leases (10 to 50 years unexpired)	**–**	1	**–**	1
	2,581	2,732	**1,708**	1,557

(c) The Group leases out investment properties under operating leases. The leases typically run for an initial period of 2 years, and may contain an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The direct operating expenses arising from investment properties were HK$21 million in 2007 (2006: HK$29 million). Of this amount, HK$20 million (2006: HK$26 million) was the direct operating expenses from investment properties that generated rental income.

The Group's total future minimum lease payments receivable under non-cancellable operating leases are as follows:

	Group		Bank	
	2007	2006	**2007**	2006
Less than one year	**95**	111	**63**	58
Five years or less but over one year	**59**	52	**47**	22
	154	163	**110**	80

40. PREMISES, PLANT AND EQUIPMENT

The Group's premises were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, at 30 September 2007, and were adjusted for material change in the valuation as at 31 December 2007. The valuations were carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use.

(a) Movement of premises, plant and equipment

	Group		
	Premises	Plant and equipment	Total
2007			
Cost or valuation:			
At 1 January	6,022	2,894	8,916
Exchange adjustments	6	13	19
Additions	–	414	414
Disposals	–	(135)	(135)
Elimination of accumulated depreciation on revalued premises	(145)	–	(145)
Surplus on revaluation:			
– credited to premises revaluation reserve	531	–	531
– credited to income statement (note 22)	34	–	34
Transfer to assets held for sale	(356)	–	(356)
Transfer to investment property (note 39(a))	(10)	–	(10)
At 31 December	6,082	3,186	9,268
Accumulated depreciation:			
At 1 January	–	(2,400)	(2,400)
Exchange adjustments	–	(5)	(5)
Charge for the year (note 17)	(147)	(201)	(348)
Written off on disposal	–	132	132
Transfer to assets held for sale	2	–	2
Elimination of accumulated depreciation on revalued premises	145	–	145
At 31 December	–	(2,474)	(2,474)
Net book value at 31 December	6,082	712	6,794

40. PREMISES, PLANT AND EQUIPMENT (continued)
(a) Movement of premises, plant and equipment (continued)

	Group		
	Premises	Plant and equipment	Total
2006			
Cost or valuation:			
At 1 January	6,348	2,694	9,042
Exchange adjustments	3	4	7
Additions	–	269	269
Disposals	(683)	(73)	(756)
Elimination of accumulated depreciation on revalued premises	(143)	–	(143)
Surplus on revaluation:			
– credited to premises revaluation reserve	629	–	629
– credited to income statement (note 22)	17	–	17
Transfer to assets held for sale	(100)	–	(100)
Transfer to investment property (note 39(a))	(49)	–	(49)
At 31 December	6,022	2,894	8,916
Accumulated depreciation:			
At 1 January	–	(2,292)	(2,292)
Exchange adjustments	–	(2)	(2)
Charge for the year (note 17)	(145)	(178)	(323)
Written off on disposal	2	72	74
Elimination of accumulated depreciation on revalued premises	143	–	143
At 31 December	–	(2,400)	(2,400)
Net book value at 31 December	6,022	494	6,516

40. PREMISES, PLANT AND EQUIPMENT (continued)

(a) Movement of premises, plant and equipment (continued)

	Bank		
	Premises	Plant and equipment	Total
2007			
Cost or valuation:			
At 1 January	3,728	2,869	6,597
Exchange adjustments	–	4	4
Additions	–	311	311
Disposals	–	(117)	(117)
Elimination of accumulated depreciation on revalued premises	(92)	–	(92)
Surplus on revaluation:			
– credited to premises revaluation reserve	289	–	289
– credited to income statement	28	–	28
Transfer to assets held for sale	(289)	–	(289)
Transfer to investment property (note 39(a))	(10)	–	(10)
Transfer to subsidiaries	(76)	(140)	(216)
At 31 December	3,578	2,927	6,505
Accumulated depreciation:			
At 1 January	–	(2,378)	(2,378)
Exchange adjustments	–	(2)	(2)
Charge for the year	(94)	(181)	(275)
Written off on disposal	–	114	114
Transfer to assets held for sale	2	–	2
Elimination of accumulated depreciation on revalued premises	92	–	92
Transfer to subsidiaries	–	69	69
At 31 December	–	(2,378)	(2,378)
Net book value at 31 December	3,578	549	4,127

40. PREMISES, PLANT AND EQUIPMENT (continued)

(a) Movement of premises, plant and equipment (continued)

	Bank		
	Premises	Plant and equipment	Total
2006			
Cost or valuation:			
At 1 January	4,398	2,670	7,068
Exchange adjustments	3	4	7
Additions	–	267	267
Disposals	(683)	(72)	(755)
Elimination of accumulated depreciation on revalued premises	(98)	–	(98)
Surplus on revaluation:			
– credited to premises revaluation reserve	208	–	208
– credited to income statement	12	–	12
Transfer to assets held for sale	(74)	–	(74)
Transfer to investment property (note 39(a))	(38)	–	(38)
At 31 December	3,728	2,869	6,597
Accumulated depreciation:			
At 1 January	–	(2,270)	(2,270)
Exchange adjustments	–	(2)	(2)
Charge for the year	(100)	(177)	(277)
Written off on disposal	2	71	73
Elimination of accumulated depreciation on revalued premises	98	–	98
At 31 December	–	(2,378)	(2,378)
Net book value at 31 December	3,728	491	4,219

(b) Terms of lease

The net book value of premises comprises:

	Group		Bank	
	2007	2006	**2007**	2006
Leaseholds				
Held in Hong Kong:				
– long leases (over 50 years unexpired)	**1,421**	1,284	**718**	653
– medium leases (10 to 50 years unexpired)	**4,550**	4,663	**2,860**	3,000
Held outside Hong Kong:				
– long leases (over 50 years unexpired)	**6**	4	**–**	4
– medium leases (10 to 50 years unexpired)	**105**	71	**–**	71
	6,082	6,022	**3,578**	3,728

40. PREMISES, PLANT AND EQUIPMENT (continued)

(c) The carrying amount of all premises which have been stated in the balance sheet would have been as follows had they been stated at cost less accumulated depreciation:

	Group		Bank	
	2007	2006	**2007**	2006
Cost less accumulated depreciation at 31 December	1,928	2,019	747	955

41. INTEREST IN LEASEHOLD LAND HELD FOR OWN USE UNDER OPERATING LEASE

The Group's interest in leasehold land held for own use is accounted for as operating lease. The lease is a medium term lease with 10 to 50 years unexpired and the net book value is as follows:

	Group		Bank	
	2007	2006	**2007**	2006
At 1 January	580	594	580	594
Amortisation of prepaid operating lease payment (note 17)	(15)	(14)	(15)	(14)
At 31 December	565	580	565	580

42. INTANGIBLE ASSETS

	Group		Bank	
	2007	2006	**2007**	2006
Present value of in-force long-term insurance business	2,324	1,927	–	–
Internally developed software	212	129	212	129
Acquired software	24	14	22	14
Goodwill	329	–	–	–
	2,889	2,070	234	143

The goodwill amounted to HK$329 million was arising from the acquisition of the remaining 50 per cent of Hang Seng Life Limited from HSBC Insurance (Asia-Pacific) Holdings Limited.

42. INTANGIBLE ASSETS (continued)

(a) Movement of present value of in-force long-term insurance business

	Group	
	2007	2006
At 1 January	**1,927**	1,565
Addition from current year new business	**624**	516
Movement from in-force business	**(165)**	(163)
Other movement	**(62)**	9
At 31 December	**2,324**	1,927

The key assumptions used in the computation of present value of in-force long-term insurance business ("PVIF") are as follows:

	2007	2006
Risk adjusted discount rate	**11.0%**	11.0%
Expenses inflation	**3.0%**	3.0%
Average lapse rate:		
– 1st year	**6.0%**	5.0%
– 2nd year onwards	**2.0%**	2.0%

The following table shows the sensitivity of PVIF valuation to change in individual assumptions at balance sheet dates:

	2007	2006
+ 100 basis points shift in risk-free rate	**696**	495
- 100 basis points shift in risk-free rate	**(760)**	(537)
+ 100 basis points shift in risk adjusted discount rate	**(104)**	(81)
- 100 basis points shift in risk adjusted discount rate	**116**	89
+ 100 basis points shift in expenses inflation	**(11)**	(8)
- 100 basis points shift in expenses inflation	**10**	8
+ 100 basis points shift in lapse rate	**542**	371
- 100 basis points shift in lapse rate	**(573)**	(393)

42. INTANGIBLE ASSETS (continued)

(b) Goodwill

	Group		Bank	
	2007	2006	**2007**	2006
At 1 January	–	–	–	–
Additions	329	–	–	–
At 31 December	329	–	–	–

Goodwill arising from acquisition of the remaining 50 per cent of Hang Seng Life Limited amounted to HK$329 million is allocated to cash-generating units of Personal Financial Services for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. Impairment testing is performed by comparing the recoverable amount of cash generating units based on fair value less costs to sell with the carrying amount of its net assets, including attributable goodwill. No impairment loss on goodwill is identified during the year.

(c) Movement of internally developed application software and acquired software

	Group		Bank	
	2007	2006	**2007**	2006
Cost:				
At 1 January	244	164	244	164
Additions	127	110	125	110
Disposals	(5)	(30)	(5)	(30)
At 31 December	366	244	364	244
Accumulated amortisation:				
At 1 January	(101)	(93)	(101)	(93)
Charge for the year (note 17)	(33)	(10)	(33)	(10)
Written off on disposals	4	2	4	2
At 31 December	(130)	(101)	(130)	(101)
Net book value at 31 December	236	143	234	143

There was no impairment on internally developed application software and acquired software during the year (2006: nil).

43. OTHER ASSETS

	Group		Bank	
	2007	2006	**2007**	2006
Items in the course of collection from other banks	**6,193**	6,036	**6,091**	6,036
Prepayments and accrued income	**4,433**	3,520	**3,361**	2,823
Deferred tax assets (note 50)	**1**	1	**–**	–
Assets held for sale*				
– repossessed assets	**116**	175	**70**	91
– other assets held for sale	**83**	81	**83**	74
Acceptances and endorsements	**3,294**	2,855	**2,930**	2,855
Other accounts	**1,346**	2,218	**727**	1,577
	15,466	14,886	**13,262**	13,456

* The accumulated income recognised directly in equity relating to assets held for sale for 2007 was HK$14 million (2006: HK$57 million).

There are no significant impaired, overdue or rescheduled other assets at the year-end.

44. CURRENT, SAVINGS AND OTHER DEPOSIT ACCOUNTS

	Group		Bank	
	2007	2006	**2007**	2006
Current, savings and other deposit accounts:				
– as stated in balance sheet	**546,653**	482,821	**533,330**	478,712
– structured deposits reported as trading liabilities (note 45)	**24,162**	35,066	**23,161**	35,066
	570,815	517,887	**556,491**	513,778
By type:				
– demand and current accounts	**34,130**	29,594	**34,028**	29,594
– savings accounts	**254,976**	223,255	**251,191**	223,255
– time and other deposits	**281,709**	265,038	**271,272**	260,929
	570,815	517,887	**556,491**	513,778

45. TRADING LIABILITIES

	Group		Bank	
	2007	2006	**2007**	2006
Structured certificates of deposit in issue (note 47)	**3,527**	10,480	**3,527**	10,480
Other debt securities in issue (note 47)	**10,560**	4,341	**10,560**	4,341
Structured deposits (note 44)	**24,162**	35,066	**23,161**	35,066
Short positions in securities and other	**9,902**	10,206	**9,902**	10,206
	48,151	60,093	**47,150**	60,093

46. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

	Group		Bank	
	2007	2006	**2007**	2006
4.125% callable fixed rate subordinated notes	**989**	987	**989**	987
Liabilities to customers under investment contracts	**509**	575	**–**	–
	1,498	1,562	**989**	987

At 31 December 2007, the difference between the carrying amount and the contractual amount of subordinated notes payable at maturity for the Group and the Bank amounted to HK$11 million (2006: HK$13 million). The accumulated amount of the change in fair value attributable to change in credit risk for the Group and the Bank was HK$12 million (2006: HK$0.4 million). The change for the year ended 31 December 2007 was HK$11 million (2006: HK$0.4 million) for the Group and the Bank.

47. CERTIFICATES OF DEPOSIT AND OTHER DEBT SECURITIES IN ISSUE

	Group		Bank	
	2007	2006	**2007**	2006
Certificates of deposit and other debt securities in issue:				
– as stated in balance sheet	**5,685**	7,595	**7,203**	7,623
– structured certificates of deposit in issue reported as trading liabilities (note 45)	**3,527**	10,480	**3,527**	10,480
– other structured debt securities in issue reported as trading liabilities (note 45)	**10,560**	4,341	**10,560**	4,341
	19,772	22,416	**21,290**	22,444
By type:				
– certificates of deposit in issue	**9,212**	18,075	**10,730**	18,103
– other debt securities in issue	**10,560**	4,341	**10,560**	4,341
	19,772	22,416	**21,290**	22,444

48. OTHER LIABILITIES

	Group		Bank	
	2007	2006	**2007**	2006
Items in the course of transmission to other banks	**8,407**	6,469	**8,407**	6,469
Accruals	**3,836**	2,641	**3,532**	2,520
Acceptances and endorsements	**3,294**	2,855	**2,930**	2,855
Other	**2,313**	4,158	**2,952**	5,207
	17,850	16,123	**17,821**	17,051

49. LIABILITIES TO CUSTOMERS UNDER INSURANCE CONTRACTS

	Group					
	2007			2006		
	Gross	**Reinsurance**	**Net**	Gross	Reinsurance	Net
Non-life insurance						
Unearned premiums	**191**	**(37)**	**154**	177	(39)	138
Notified claims	**147**	**(12)**	**135**	147	(22)	125
Claims incurred but not reported	**42**	**(10)**	**32**	43	(11)	32
Other	**30**	**(1)**	**29**	39	(1)	38
	410	**(60)**	**350**	406	(73)	333
Policyholders' liabilities						
Life (non-linked)	**32,444**	**(10)**	**32,434**	22,382	(2)	22,380
Life (linked)	**235**	**-**	**235**	187	–	187
	32,679	**(10)**	**32,669**	22,569	(2)	22,567
	33,089	**(70)**	**33,019**	22,975	(75)	22,900

Amounts recoverable from reinsurance of liabilities under insurance contracts issued are included in the consolidated balance sheet in "Other assets".

49. LIABILITIES TO CUSTOMERS UNDER INSURANCE CONTRACTS (continued)

The movement of liabilities under insurance contracts was as follows:

(a) Non-life insurance

	Group		
	Gross	Reinsurance	Net
2007			
Unearned premiums			
At 1 January	177	(39)	138
Gross written premiums	400	(76)	324
Gross earned premiums	(386)	78	(308)
At 31 December	191	(37)	154
Notified and incurred but not reported claims			
At 1 January			
– notified claims	147	(22)	125
– claims incurred but not reported	43	(11)	32
	190	(33)	157
Claims paid	(97)	12	(85)
Claims incurred	96	(1)	95
	(1)	11	10
At 31 December			
– notified claims	147	(12)	135
– claims incurred but not reported	42	(10)	32
	189	(22)	167
Other	30	(1)	29
	410	(60)	350

49. LIABILITIES TO CUSTOMERS UNDER INSURANCE CONTRACTS (continued)

(a) Non-life insurance (continued)

	Group		
	Gross	Reinsurance	Net
2006			
Unearned premiums			
At 1 January	174	(47)	127
Gross written premiums	373	(78)	295
Gross earned premiums	(399)	87	(312)
Exchange and other movements	29	(1)	28
At 31 December	177	(39)	138
Notified and incurred but not reported claims			
At 1 January			
– notified claims	156	(23)	133
– claims incurred but not reported	58	(17)	41
	214	(40)	174
Claims paid	(104)	14	(90)
Claims incurred	90	(7)	83
Exchange and other movements	(10)	–	(10)
	(24)	7	(17)
At 31 December			
– notified claims	147	(22)	125
– claims incurred but not reported	43	(11)	32
	190	(33)	157
Other	39	(1)	38
	406	(73)	333

49. LIABILITIES TO CUSTOMERS UNDER INSURANCE CONTRACTS (continued)

(b) Policyholders' liabilities

	Group		
	Gross	Reinsurance	Net
2007			
Life (non-linked)			
At 1 January	22,382	(2)	22,380
Benefits paid	(566)	10	(556)
Claims incurred and movement in policyholders' liabilities	10,512	(18)	10,494
Exchange and other movements	116	–	116
At 31 December	32,444	(10)	32,434
Life (linked)			
At 1 January	187	–	187
Benefits paid	(41)	–	(41)
Claims incurred and movement in policyholders' liabilities	89	–	89
At 31 December	235	–	235
	32,679	(10)	32,669
2006			
Life (non-linked)			
At 1 January	14,727	(1)	14,726
Benefits paid	(354)	–	(354)
Claims incurred and movement in policyholders' liabilities	7,980	–	7,980
Exchange and other movements	29	(1)	28
At 31 December	22,382	(2)	22,380
Life (linked)			
At 1 January	186	–	186
Benefits paid	(24)	–	(24)
Claims incurred and movement in policyholders' liabilities	25	–	25
At 31 December	187	–	187
	22,569	(2)	22,567

49. LIABILITIES TO CUSTOMERS UNDER INSURANCE CONTRACTS (continued)

(c) General economic and business assumptions

The sensitivity of the Group's profit and net assets arising from possible changes in assumptions used in respect of insurance businesses is set out below:

		Impact on 2007 results			Impact on 2006 results	
	2007 Movement	**Profit for the year**	**Net assets**	2006 Movement	Profit for the year	Net assets
Economic assumption						
Exchange rate with USD	**+10%**	**41**	**41**	+10%	12	12
Exchange rate with USD	**- 10%**	**(41)**	**(41)**	- 10%	(12)	(12)
Claims cost inflation	**+20%**	**(24)**	**(24)**	+20%	(23)	(23)
Claims cost inflation	**- 20%**	**24**	**24**	- 20%	23	23
Non-economic assumption						
Mortality and/or morbidity	**+10%**	**(34)**	**(34)**	+10%	(31)	(31)
Mortality and/or morbidity	**- 10%**	**34**	**34**	- 10%	31	31
Lapse rate	**+50%**	**396**	**396**	+50%	301	301
Lapse rate	**- 50%**	**(413)**	**(413)**	- 50%	(321)	(321)
Expense rate	**+10%**	**(26)**	**(26)**	+10%	(24)	(24)
Expense rate	**- 10%**	**26**	**26**	- 10%	24	24

The assumptions used are based on estimates of future outcomes and historical experience. Annual reviews of the actual experience are performed.

50. DEFERRED TAX AND CURRENT TAX LIABILITIES

(a) Deferred tax and current tax assets and liabilities are represented in the balance sheet:

	Group		**Bank**	
	2007	2006	**2007**	2006
Included in "Other assets":				
Current taxation recoverable	**10**	15	**–**	–
Deferred taxation (note 43)	**1**	1	**–**	–
	11	16	**–**	–
Included in "Deferred tax and current tax liabilities":				
Provision for Hong Kong profits tax	**1,471**	1,211	**1,326**	1,175
Provision for taxation outside Hong Kong	**8**	17	**6**	15
Deferred taxation	**1,365**	1,488	**649**	808
	2,844	2,716	**1,981**	1,998

50. DEFERRED TAX AND CURRENT TAX LIABILITIES (continued)

(b) Deferred tax assets and liabilities recognised

The major components of deferred tax (assets)/liabilities recognised in the balance sheets and the movements during the year are as follows:

	Group						
	Depreciation allowances in excess of related depreciation	Revaluation of properties	Loan impairment allowances	Fair value adjustments for available-for-sale financial assets	Cash flow hedges	Other	Total
2007							
At 1 January	74	1,112	(84)	(34)	(39)	458	1,487
Charged/(credited) to income statement (note 23(a))	24	(6)	(13)	–	–	60	65
Charged/(credited) to reserves	–	43	–	(35)	68	(264)	(188)
At 31 December	98	1,149	(97)	(69)	29	254	1,364
2006							
At 1 January	48	1,386	(83)	(130)	(93)	335	1,463
Charged/(credited) to income statement (note 23(a))	26	(279)	(1)	–	–	79	(175)
Charged to reserves	–	5	–	96	54	44	199
At 31 December	74	1,112	(84)	(34)	(39)	458	1,487

	Bank						
	Depreciation allowances in excess of related depreciation	Revaluation of properties	Loan impairment allowances	Fair value adjustments for available-for-sale financial assets	Cash flow hedges	Other	Total
2007							
At 1 January	74	779	(82)	(47)	(39)	123	808
Charged/(credited) to income statement	31	21	(14)	–	–	31	69
Charged/(credited) to reserves	–	20	–	(53)	68	(263)	(228)
At 31 December	105	820	(96)	(100)	29	(109)	649
2006							
At 1 January	48	1,069	(67)	(135)	(93)	63	885
Charged/(credited) to income statement	26	(219)	(15)	–	–	14	(194)
Charged/(credited) to reserves	–	(71)	–	88	54	46	117
At 31 December	74	779	(82)	(47)	(39)	123	808

(c) Deferred tax assets not recognised

At balance sheet date, the Group has not recognised deferred tax assets in respect of tax losses of subsidiaries amounted to HK$28 million (2006: HK$34 million) which are considered unlikely to be utilised. There is no expiry provisions for tax losses.

(d) Deferred tax liabilities not recognised

There were no deferred tax liabilities not recognised in 2007 (2006: Nil).

51. SUBORDINATED LIABILITIES

		Group		Bank	
		2007	2006	**2007**	2006
Nominal value	Description				
Amount owed to third parties					
HK$1,500 million	Callable floating rate subordinated notes due June 2015 (1)	**1,497**	1,496	**1,497**	1,496
HK$1,000 million	4.125% callable fixed rate subordinated notes due June 2015 (2)	**989**	987	**989**	987
US$450 million	Callable floating rate subordinated notes due July 2016 (3)	**3,497**	3,483	**3,497**	3,483
US$300 million*	Callable floating rate subordinated notes due July 2017 (4)	**2,332**	–	**2,332**	–
Amount owed to HSBC Group undertakings					
US$260 million	Callable floating rate subordinated loan debt due December 2015 (5)	**2,028**	2,021	**2,028**	2,021
		10,343	7,987	**10,343**	7,987
Representing:					
– measured at amortised cost		**9,354**	7,000	**9,354**	7,000
– designated at fair value (note 46)		**989**	987	**989**	987
		10,343	7,987	**10,343**	7,987

* During the year, the Bank issued floating-rate subordinated notes amounting to US$300 million that mature in July 2017 with a one-time call option exercisable by the Bank in July 2012. The notes were issued at the price of 99.868 per cent, bearing interest at the rate of three-month US dollar LIBOR plus 0.25 per cent, payable quarterly from the issue date to the call option date. Thereafter, if the notes are not redeemed on the call option date, the interest rate will be reset to three-month US dollar LIBOR plus 0.75 per cent payable quarterly. The notes, which qualify as supplementary capital, serve to help the Bank maintain a more balanced capital structure and support business growth.

The above subordinated notes and loan each carries a one-time call option exercisable by the Group on a day falling five years plus one day after the relevant date of issue/drawdown.

(1) Interest rate at three-month HIBOR plus 0.35 per cent, payable quarterly, to the call option date. Thereafter, it will be reset to three-month HIBOR plus 0.85 per cent, payable quarterly.

(2) Interest rate at 4.125 per cent per annum, payable semi-annually, to the call option date. Thereafter, it will be reset to three-month HIBOR plus 0.825 per cent, payable quarterly.

(3) Interest rate at three-month US dollar LIBOR plus 0.30 per cent, payable quarterly, to the call option date. Thereafter, it will be reset to three-month US dollar LIBOR plus 0.80 per cent, payable quarterly.

(4) Interest rate at three-month US dollar LIBOR plus 0.25 per cent, payable quarterly, to the call option date. Thereafter, it will be reset to three-month US dollar LIBOR plus 0.75 per cent, payable quarterly.

(5) Interest rate at three-month US dollar LIBOR plus 0.31 per cent, payable quarterly, to the call option date. Thereafter, it will be reset to three-month US dollar LIBOR plus 0.81 per cent, payable quarterly.

52. SHARE CAPITAL

Authorised:

The authorised share capital of the Bank is HK$11,000 million (2006: HK$11,000 million) divided into 2,200 million shares (2006: 2,200 million shares) of HK$5 each.

	2007	2006
Issued and fully paid:		
1,911,842,736 shares (2006: 1,911,842,736 shares) of HK$5 each	**9,559**	9,559

During the year, the Bank made no repurchase of its own shares (2006: Nil).

53. RESERVES

	Group	Bank	Associates
2007			
Retained profits	32,873	19,211	2,634
Premises revaluation reserve	3,639	2,522	–
Cash flow hedges reserve	144	137	–
Available-for-sale investments reserve	1,892	(95)	12
Capital redemption reserve	99	99	–
Other reserves	2,514	298	1,897
Total reserves	41,161	22,172	4,543
Retained profits			
At 1 January	29,044	17,281	1,719
Profit attributable to shareholders	18,242	15,122	2,587
Dividends	(12,045)	(12,045)	(207)
Transfer from premises revaluation reserve:			
– depreciation on revaluation surplus	80	61	–
– realisation of revaluation surplus on disposal of premises	260	172	–
Actuarial losses on defined benefit plans	(1,243)	(1,243)	–
Transfer to subsidiaries	–	(137)	–
Transfer to other reserves on dilution gain of investment in associate	(1,465)	–	(1,465)
At 31 December	32,873	19,211	2,634
Premises revaluation reserve, net of tax			
At 1 January	3,491	2,486	–
Unrealised surplus on revaluation	443	239	–
Transfer to retained profits:			
– depreciation on revaluation surplus	(80)	(61)	–
– realisation of revaluation surplus on disposal of premises	(215)	(142)	–
At 31 December	3,639	2,522	–
Cash flow hedges reserve, net of tax			
At 1 January	(220)	(192)	–
Amounts recognised in equity during the year	146	134	–
Amounts removed from equity and included in the income statement for the year	218	195	–
At 31 December	144	137	–
Available-for-sale investments reserve, net of tax			
At 1 January	923	(165)	10
Amounts recognised in equity during the year	1,594	253	2
Transfer to income statement:			
– change in fair value of hedged items	(181)	(159)	–
– on disposal	(444)	(24)	–
At 31 December	1,892	(95)	12
Capital redemption reserve			
At 1 January and 31 December	99	99	–
Other reserves			
At 1 January	452	318	125
Transfer from income statement on dilution gain of investment in associate	1,465	–	1,465
Foreign exchange reserve	527	(90)	307
Share options granted by ultimate holding company to the Group's employees	70	70	–
At 31 December	2,514	298	1,897
Total reserves at 31 December	41,161	22,172	4,543

53. RESERVES (continued)

	Group	Bank	Associates
2006			
Retained profits	29,044	17,281	1,719
Premises revaluation reserve	3,491	2,486	–
Cash flow hedges reserve	(220)	(192)	–
Available-for-sale investments reserve	923	(165)	10
Capital redemption reserve	99	99	–
Other reserves	452	318	125
Total reserves	33,789	19,827	1,854
Retained profits			
At 1 January	26,052	15,562	1,097
Exchange and other adjustments	1	–	–
Profit attributable to shareholders	12,038	10,806	655
Dividends	(9,942)	(9,942)	(33)
Transfer from premises revaluation reserve:			
– depreciation on revaluation surplus	77	61	–
– realisation of revaluation surplus on disposal of premises	600	576	–
Actuarial gains on defined benefit plans	218	218	–
At 31 December	29,044	17,281	1,719
Premises revaluation reserve, net of tax			
At 1 January	3,543	2,844	–
Unrealised surplus on revaluation	519	171	–
Transfer to retained profits:			
– depreciation on revaluation surplus	(77)	(61)	–
– realisation of revaluation surplus on disposal of premises	(494)	(468)	–
At 31 December	3,491	2,486	–
Cash flow hedges reserve, net of tax			
At 1 January	(483)	(446)	–
Amounts recognised in equity during the year	(179)	(162)	–
Amounts removed from equity and included in the income statement for the year	442	416	–
At 31 December	(220)	(192)	–
Available-for-sale investments reserve, net of tax			
At 1 January	(17)	(635)	167
Amounts recognised in equity during the year	1,232	510	(157)
Transfer to income statement:			
– on impairment	12	–	–
– change in fair value of hedged items	21	24	–
– on disposal	(325)	(64)	–
At 31 December	923	(165)	10
Capital redemption reserve			
At 1 January and 31 December	99	99	–
Other reserves			
At 1 January	185	150	31
Foreign exchange reserve	183	84	94
Share options granted by ultimate holding company to the Group's employees	84	84	–
At 31 December	452	318	125
Total reserves at 31 December	33,789	19,827	1,854

53. RESERVES (continued)

The Bank and its banking subsidiaries operate under regulatory jurisdictions which require the maintenance of minimum capital adequacy ratios and which could therefore potentially restrict the amount of retained profits which can be distributed to shareholders.

Regulatory reserve

In accordance with the HKMA guideline, *Impact of the New Hong Kong Accounting Standards* on *Authorised Institutions' Capital Base* and *Regulatory Reporting*, the Group has earmarked a "regulatory reserve" of HK$911 million (2006: HK$518 million) from retained profits in order to satisfy the provisions of the Hong Kong Banking Ordinance for prudential supervision purposes in respect of losses which the Group will or may incur on loans and advances in addition to impairment losses recognised. Movements in the regulatory reserve are earmarked directly through retained profits and in consultation with the HKMA.

Retained profits

Retained profits are the cumulative net earnings of the Group that have not been paid out as dividends, but retained to be reinvested in the business.

Premises revaluation reserve

The premises revaluation reserve represents the difference between the current fair value of the premises and its original depreciated cost.

The premises revaluation reserve included an amount of HK$26 million in relation to properties classified as assets held for sale, included in "Other assets" in the consolidated balance sheet at 31 December 2007 (31 December 2006: nil).

Cash flow hedges reserve

The cash flow hedges reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions.

Available-for-sale investments reserve

The available-for-sale investments reserve includes the cumulative net change in the fair value of available-for-sale investments other than impairments which have been recognised in the income statement.

Capital redemption reserve

Capital redemption reserve represents the difference between the capital payment and the nominal value of the redeemed share capital.

Other reserves

Other reserves mainly comprise foreign exchange reserve, share based payment reserve and other non-distributable reserves. The foreign exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The share based payment reserve is used to record the corresponding amount of share options granted by ultimate holding company to the Group's employees.

Other reserves included the gain on dilution of investment in associate of HK$1,465 million transferred from retained profits.

"Premises revaluation reserve", "Cash flow hedges reserve", "Available-for-sale investments reserve", "Capital redemption reserve" and "Other reserves" do not represent realised profits and are not available for distribution.

54. RECONCILIATION OF CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash flow from operating activities

	2007	2006
Operating profit	17,789	12,576
Net interest income	(14,719)	(11,694)
Dividend income	(52)	(47)
Loan impairment charges and other credit risk provisions	576	264
Depreciation	348	323
Amortisation of intangible assets	33	10
Amortisation of available-for-sale investments	(838)	(532)
Amortisation of held-to-maturity debt securities	(1)	2
Advances written off net of recoveries	(429)	(336)
Interest received	25,530	22,232
Interest paid	(19,208)	(16,693)
Operating profit before changes in working capital	9,029	6,105
Change in treasury bills and certificates of deposit with original maturity more than three months	(5,958)	5,077
Change in placings with and advances to banks maturing after one month	4,324	(9,035)
Change in trading assets	1,160	4,252
Change in financial assets designated at fair value	362	(56)
Change in derivative financial instruments	349	(433)
Change in advances to customers	(29,150)	(18,589)
Change in other assets	(11,612)	(6,427)
Change in financial liabilities designated at fair value	2	20
Change in current, savings and other deposit accounts	63,832	51,826
Change in deposits from banks	2,056	5,637
Change in trading liabilities	(11,942)	14,289
Change in certificates of deposit and other debt securities in issue	(1,910)	(2,428)
Change in other liabilities	10,963	8,458
Elimination of exchange differences and other non-cash items	(7,892)	(3,707)
Cash generated from operating activities	23,613	54,989
Taxation paid	(2,543)	(1,448)
Net cash inflow from operating activities	21,070	53,541

(b) Analysis of the balances of cash and cash equivalents

	2007	2006
Cash and balances with banks and other financial institutions	16,864	9,390
Placings with and advances to banks and other financial institutions maturing within one month	89,895	74,072
Treasury bills	4,114	5,158
Certificates of deposit	2,601	1,655
	113,474	90,275

The balances of cash and cash equivalents included cash balances with central banks and financial institutions that are subject to exchange control and regulatory restrictions, amounting to HK$9,171 million at 31 December 2007 (2006: HK$3,718 million).

55. CONTINGENT LIABILITIES AND COMMITMENTS

The tables below give the contract amounts, credit equivalent amounts and risk-weighted amounts of contingent liabilities and commitments. The information is consistent with that in the "Capital Adequacy Ratio" return submitted to the Hong Kong Monetary Authority by the Group. The return is prepared on a consolidated basis as specified by the Hong Kong Monetary Authority under the requirement of section 98(2) of the Banking Ordinance.

For the purposes of these financial statements, acceptances and endorsements are recognised on the balance sheet in "Other assets" and "Other liabilities" in accordance with HKAS 39. For the purpose of the Banking (Capital) Rules ("the Capital Rules"), acceptances and endorsements are included in the capital adequacy calculation as if they were contingencies. The contract amount of acceptances and endorsements included in the below tables for the Group and the Bank were HK$3,294 million (2006: HK$2,855 million) and HK$2,930 million (2006: HK$2,855 million) respectively.

Contingent liabilities and commitments are credit-related instruments. The contract amounts represent the amounts at risk should the contracts be fully drawn upon and the customers default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Capital Rules and depend on the status of the counterparty and maturity characteristics of the instrument. The risk weights used range from 0 per cent to 150 per cent.

With the Capital Rules effective from 1 January 2007, the Group uses the approaches approved by the Hong Kong Monetary Authority to calculate the capital adequacy ratio in accordance with the Capital Rules. This basis of calculation of risk-weighted assets is different to the basis used at 31 December 2006. The figures are therefore not strictly comparable.

	Group			Bank		
	Contract amount	Credit equivalent amount	Risk-weighted amount	Contract amount	Credit equivalent amount	Risk-weighted amount
2007						
Direct credit substitutes	4,651	4,651	3,638	4,651	4,651	3,638
Transaction-related contingencies	812	406	398	511	256	249
Trade-related contingencies	10,274	2,055	2,045	9,255	1,851	1,848
Forward asset purchases	115	115	115	115	115	115
Undrawn formal standby facilities, credit lines and other commitments to lend:						
– not more than one year	20,253	4,051	4,051	18,801	3,760	3,760
– more than one year	15,973	7,986	6,752	14,771	7,385	6,151
– unconditionally cancellable	145,641	–	–	136,840	–	–
	197,719	19,264	16,999	184,944	18,018	15,761

55. CONTINGENT LIABILITIES AND COMMITMENTS (continued)

The risk-weighted amounts shown in the table below are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent.

In accordance with the Third Schedule, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans.

	Group			Bank		
2006	Contract amount	Credit equivalent amount	Risk-weighted amount	Contract amount	Credit equivalent amount	Risk-weighted amount
Contingent liabilities:						
Guarantees	4,150	3,877	3,679	4,554	4,281	4,083
Commitments:						
Documentary credits and short-term trade-related transactions	8,717	1,745	1,738	8,717	1,745	1,738
Forward asset purchases	193	193	193	50	50	50
Undrawn formal standby facilities, credit lines and other commitments to lend:						
– under one year	142,463	–	–	141,902	–	–
– one year and over	18,719	9,360	8,696	18,539	9,270	8,606
	170,092	11,298	10,627	169,208	11,065	10,394

56. ASSETS PLEDGED AS SECURITY FOR LIABILITIES

At 31 December 2007, liabilities of the Group and the Bank amounting to HK$8,410 million (2006: HK$10,651 million) were secured by the deposit of assets, including assets subject to sale and repurchase arrangements. The amounts of assets pledged by the Group and the Bank to secure these liabilities was HK$8,474 million (2006: HK$11,412 million) and mainly comprised items included in "Trading assets" and "Financial investments".

These transactions are conducted under terms that are usual and customary to standard lending activities.

57. CAPITAL COMMITMENTS

	Group		Bank	
	2007	2006	**2007**	2006
Expenditure authorised and contracted for	350	141	320	141
Expenditure authorised but not contracted for	–	–	–	–

58. LEASE COMMITMENTS

The Group leases certain properties and equipment under operating leases. The leases typically run for an initial period of one to five years and may include an option to renew the lease when all terms are renegotiated. None of these leases includes contingent rentals.

The total future minimum lease payments payable under non-cancellable operating leases are as follows:

	Group		Bank	
	2007	2006	**2007**	2006
Within one year	**396**	329	**311**	328
Between one and five years	**618**	635	**500**	634
Over five years	**53**	45	**46**	45
	1,067	1,009	**857**	1,007

59. EMPLOYEE RETIREMENT BENEFITS

(a) Defined benefit schemes

The Group operates three defined benefit schemes, the Hang Seng Bank Limited Defined Benefit Scheme ("HSBDBS"), which is the principal scheme which covers about 50 per cent of the Group's employees, and two other schemes, the Hang Seng Bank Limited Pension Scheme ("HSBPS") and the Hang Seng Bank Limited Non-contributory Terminal Benefits Scheme ("HSBNTBS"). HSBDBS was closed to new entrants with effect from 1 April 1999, and HSBPS and HSBNTBS was closed to new entrants with effect from 31 December 1986.

These schemes are funded defined benefit schemes and are administered by trustees with assets held separately from those of the Group. The Group makes contributions to these schemes in accordance with the recommendation of qualified actuary based on annual actuarial valuations. The latest annual actuarial valuations at 31 December 2007 was performed by E Chiu, fellow of the Society of Actuaries of the United States of America, of HSBC Life (International) Ltd, a fellow subsidiary company of the Bank, using the Projected Unit Credit Method. The amounts recognised in the balance sheet at year-end and retirement benefits costs recognised in the income statement for the year in respect of these defined benefit schemes are set out below.

(i) The amounts recognised in the balance sheets are as follows:

	Group and Bank		
	HSBDBS	**HSBPS**	**HSBNTBS**
2007			
Present value of funded obligations (note 59(a)(iii))	**(5,722)**	**(188)**	**(3)**
Fair value of scheme assets (note 59(a)(iv))	**5,089**	**267**	**32**
Net (liabilities)/assets recognised in the balance sheet (note 59(a)(v))	**(633)**	**79**	**29**
Obligations covered by scheme assets (%)	**89**	**142**	**1,067**
2006			
Present value of funded obligations (note 59(a)(iii))	(3,727)	(175)	(3)
Fair value of scheme assets (note 59(a)(iv))	4,454	242	32
Net assets recognised in the balance sheet (note 59(a)(v))	727	67	29
Obligations covered by scheme assets (%)	120	138	1,067

59. EMPLOYEE RETIREMENT BENEFITS (continued)

(a) Defined benefit schemes (continued)

The Occupational Retirement Schemes Ordinance (Cap.426 of the laws of Hong Kong) ("the Ordinance") requires that registered retirement benefit schemes shall at all time be fully funded to meet its aggregate vested liability (i.e. on a wind-up basis) in accordance with the recommendations contained in an actuarial certificate supplied under the Ordinance. Any shortfall must be made up within the specified time under the Ordinance. Any deficits to meet the aggregate past service liability (i.e. on an on-going basis) can however be eliminated over a period of time in accordance with the funding recommendations of an actuary.

On an on-going basis, the actuarial value of the principal scheme assets of HSBDBS represented 120 per cent (2006: 118 per cent) of the benefits accrued to scheme members, after allowing for expected future increases in salaries, and the resulting surplus amounted to HK$857 million (2006: HK$669 million). On a wind-up basis, the actuarial value of the scheme assets represented 134 per cent (2006: 127 per cent) of the members' vested benefits, based on salaries at that date, and the resulting surplus amounted to HK$1,288 million (2006: HK$959 million). The funding position remains adequate for both on-going and wind-up basis.

(ii) The composition of the scheme assets are as follows:

	Group and Bank		
	HSBDBS	**HSBPS**	**HSBNTBS**
2007			
Equity	1,886	37	–
Bonds	2,291	204	–
Certificates of deposit issued by the Bank	4	–	–
Ordinary shares issued by ultimate holding company	65	–	–
Other	843	26	32
	5,089	267	32
2006			
Equity	2,312	36	–
Bonds	1,880	169	–
Certificates of deposit issued by the Bank	4	–	–
Ordinary shares issued by ultimate holding company	66	–	–
Other	192	37	32
	4,454	242	32

59. EMPLOYEE RETIREMENT BENEFITS (continued)

(a) Defined benefit schemes (continued)

(iii) Change in the present value of scheme obligations

	Group and Bank		
	HSBDBS	HSBPS	HSBNTBS
2007			
At 1 January	3,727	175	3
Current service cost	194	–	–
Interest cost	137	6	–
Actuarial losses	1,900	22	1
Benefits paid	(236)	(15)	(1)
At 31 December	5,722	188	3
2006			
At 1 January	3,571	167	4
Current service cost	172	–	–
Interest cost	150	7	–
Actuarial losses	132	16	1
Benefits paid	(298)	(15)	(2)
At 31 December	3,727	175	3

(iv) Change in the fair value of scheme assets

	Group and Bank		
	HSBDBS	HSBPS	HSBNTBS
2007			
At 1 January	4,454	242	31
Contributions by the Bank	142	8	–
Expected return on scheme assets	336	9	1
Experience gains	393	23	–
Benefits paid	(236)	(15)	–
At 31 December	5,089	267	32
2006			
At 1 January	3,947	221	31
Contributions by the Bank	175	9	–
Expected return on scheme assets	238	8	1
Experience gains	392	19	2
Benefits paid	(298)	(15)	(2)
At 31 December	4,454	242	32

The Group and the Bank expect to make HK$149 million of contributions to defined benefit schemes during 2008.

59. EMPLOYEE RETIREMENT BENEFITS (continued)

(a) Defined benefit schemes (continued)

(v) Movements in the net assets recognised in the balance sheets are as follows:

	Group and Bank		
	HSBDBS	**HSBPS**	**HSBNTBS**
2007			
At 1 January	727	67	29
Contributions by the Bank	142	8	–
Net income recognised in the income statement (note 59(a)(vi))	5	3	1
Net actuarial (losses)/gains	(1,507)	1	(1)
At 31 December	(633)	79	29
Experience losses on scheme liabilities	(197)	(15)	–
Experience gains on scheme assets	393	23	–
Losses from change in actuarial assumptions	(1,703)	(7)	(1)
Net actuarial (losses)/gains	(1,507)	1	(1)
2006			
At 1 January	376	54	27
Contributions by the Bank	175	9	–
Net (expense)/income recognised in the income statement (note 59(a)(vi))	(84)	1	1
Net actuarial gains	260	3	1
At 31 December	727	67	29
Experience losses on scheme liabilities	(33)	(2)	(1)
Experience gains on scheme assets	392	19	2
Losses from change in actuarial assumptions	(99)	(14)	–
Net actuarial gains	260	3	1

59. EMPLOYEE RETIREMENT BENEFITS (continued)

(a) Defined benefit schemes (continued)

(vi) Amounts recognised in the income statement are as follows:

	Group		
	HSBDBS	HSBPS	HSBNTBS
2007			
Current service cost	(194)	–	–
Interest cost	(137)	(6)	–
Expected return on scheme assets	336	9	1
Net income for the year (note 17)	5	3	1
Actual return on scheme assets	729	32	1
2006			
Current service cost	(172)	–	–
Interest cost	(150)	(7)	–
Expected return on scheme assets	238	8	1
Net (expense)/income for the year (note 17)	(84)	1	1
Actual return on scheme assets	630	27	3

The net actuarial losses recognised in the Group's retained profit during 2007 in respect of defined benefit schemes were HK$1,243 million (net actuarial gains of HK$218 million during 2006). The total cumulative amount of actuarial losses recognised in the retained profit was HK$950 million (2006: the cumulative amount of actuarial gains was HK$293 million). The total effect of the limit on schemes surpluses in 2007 and 2006 in respect of defined benefit schemes was HK$ nil.

(vii) The principal actuarial assumptions used as at 31 December (expressed as weighted averages) are as follows:

	Group and Bank		
	HSBDBS	HSBPS	HSBNTBS
	%	%	%
2007			
Discount rate	3.5	3.5	3.5
Expected rate of return on scheme assets	7.5	4.0	3.0
Expected rate of salary increases	5.0	5.0	5.0
Expected rate of pension increases	–	1.5	–
2006			
Discount rate	3.8	3.8	3.8
Expected rate of return on scheme assets	7.5	4.0	2.0
Expected rate of salary increases	3.0	3.0	3.0
Expected rate of pension increases	–	1.5	–

59. EMPLOYEE RETIREMENT BENEFITS (continued)

(a) Defined benefit schemes (continued)

(viii) Amounts for the current and previous years

	Group and Bank				
	2007	2006	2005	2004	2003
Defined benefit obligations	**5,913**	3,905	3,742	3,849	3,258
Plan assets	**5,388**	4,728	4,199	3,989	3,575
Net (deficits)/surpluses	**(525)**	823	457	140	317
Experience (losses)/gains on scheme liabilities	**(212)**	(36)	19	(60)	(53)
Experience gains on scheme assets	**416**	413	68	80	273
(Losses)/gains from change in actuarial assumptions	**(1,711)**	(113)	104	(181)	–

(b) Defined contribution schemes

The principal defined contribution scheme for Group employees joining on or after 1 April 1999 is the HSBC Group Hong Kong Local Staff Defined Contribution Scheme. The Group also operates three other defined contribution schemes, the Hang Seng Bank Provident Fund Scheme which was closed to new entrants since 31 December 1986, the Hang Seng Insurance Company Limited Employees' Provident Fund and the Hang Seng Bank (Bahamas) Limited Defined Contribution Scheme for employees of the respective subsidiaries. The Bank and relevant Group entities also participated in mandatory provident fund schemes ("MPF schemes") registered under the Hong Kong Mandatory Provident Fund Ordinance, which are also defined contribution schemes.

Contributions made in accordance with the relevant scheme rules to these defined contribution schemes (including MPF schemes) are charged to the income statement as below:

	2007	2006
Amounts charged to the income statement (note 17)	**56**	42

Under the Schemes, the Group's contributions are reduced by contributions forfeited by those employees who leave the Schemes prior to the contributions vesting fully. There was no forfeited contributions utilised during the year or available at the year-end to reduce future contributions (2006: Nil).

60. SHARE-BASED PAYMENTS

The Group participated in various share compensation plans operated by the HSBC Group for acquiring of HSBC Holdings plc shares. They are the Savings-Related Share Option Plan, Executive/Group Share Option Plan and Restricted Share Plan/Performance Share Awards/Achievement Share Awards. These are to be settled by the delivery of shares of HSBC Holdings plc.

(a) Savings-Related Share Option Plan

The Savings-Related Share Option Plan, invites eligible employees to enter into savings contracts to save Hong Kong dollar equivalent of up to £250 per month, with the option to use the savings to acquire shares. The options are exercisable within three months following the first anniversary of the commencement of a one-year savings contract or within six months following either the third or the fifth anniversary of the commencement of three-year or five-year savings contract depending on conditions set at grant. There is generally one Savings-Related Share Option Plan grant each year (in April or May). The exercise price is at a 20 per cent (2006: 20 per cent) discount to the market value at the date of grant.

The employee has the right to withdraw their accumulated savings and withdraw from the plan at any time. Upon voluntary withdrawal, any remaining unamortised compensation expense is recognised in the current period.

60. SHARE-BASED PAYMENTS (continued)

(a) Savings-Related Share Option Plan (continued)

The number of options, weighted average exercise price, and the weighted average remaining contractual life for options outstanding at the balance sheet date, are as follows:

	2007		2006	
	Weighted average exercise price £	Number ('000)	Weighted average exercise price £	Number ('000)
Outstanding at 1 January	6.78	5,025	6.10	5,566
Granted in the year	7.09	2,347	7.49	1,701
Exercised in the year	6.59	(1,668)	5.42	(1,865)
Lapsed in the year	6.78	(419)	6.10	(377)
Outstanding at 31 December	6.94	5,285	6.78	5,025
Exercisable at 31 December	–	–	5.35	8

The weighted average share price at the date of exercise for share options exercised during the year was £8.96 (2006: £9.54).

The options outstanding at the year end had an exercise price in the range of £5.35 to £7.49 (2006: £5.35 to £7.49), and a weighted average remaining contractual life of 2.46 years (2006: 2.26 years).

The weighted average fair value of options granted in the year as at date of grant was £2.15 (2006: £1.84).

(b) Executive/Group Share Option Plan

Executive Share Option Plan (for options granted in 1999 and 2000) and Group Share Option Plan (for options granted in 2001 to 2004), were issued by the HSBC Holdings plc and awarded to high performing employees of the Group on a discretionary basis. Options were granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions. Exercise of the options, is also subject to the attainment of a corporate performance condition. The Group Share Option Plan has been closed since 2004.

The number of options, weighted average exercise price, and the weighted average remaining contractual life for options outstanding at the balance sheet date, are as follows:

	2007		2006	
	Weighted average exercise price £	Number ('000)	Weighted average exercise price £	Number ('000)
Outstanding at 1 January	7.86	3,465	7.80	5,031
Exercised in the year	7.48	(356)	7.63	(1,450)
Lapsed in the year	7.86	(133)	7.80	(116)
Outstanding at 31 December	7.89	2,976	7.86	3,465
Exercisable at 31 December	7.89	2,976	7.86	2,378

The options outstanding at the year end had an exercise price in the range of £6.38 to £8.71 (2006: £6.38 to £8.71), and a weighted average remaining contractual life of 5.51 years (2006: 6.41 years).

The weighted average share price at the date of exercise for share options exercised during the year was £9.03 (2006: £9.59).

60. SHARE-BASED PAYMENTS (continued)

(c) Calculation of fair value

The recognition of compensation cost of share option is based on the fair value of the options on grant date. The calculation of the fair value of HSBC share option is centrally managed by HSBC Holdings plc. Fair values of share options, measured at the date of grant of the options are calculated using a binomial lattice model methodology that is based on the underlying assumptions of the Black-Scholes model. The expected life of options depends on the behaviour of option holders, which is incorporated into the option model consistent with historic observable data. The fair values calculated are inherently subjective and uncertain due to the assumptions made and the limitations of the model used.

The significant weighted average assumptions used to estimate the fair value of the options granted during the year were as follows:

	1-year Savings-Related Share Option Plan	3-year Savings-Related Share Option Plan	5-year Savings-Related Share Option Plan
2007			
Risk-free interest rate (%)	**4.9**	**4.5**	**4.5**
Expected life (years)	**1**	**3**	**5**
Expected volatility (%)	**17**	**17**	**17**
Share price at grant date (HK$)	**108.45**	**108.45**	**108.45**
2006			
Risk-free interest rate (%)	4.7	4.8	4.7
Expected life (years)	1	3	5
Expected volatility (%)	17	17	17
Share price at grant date (HK$)	103.44	103.44	103.44

The risk-free rate was determined from the UK gilts yield curve for Savings Related Share Option Plan. Expected life is not a single input parameter but a function of various behavioural assumptions. Expected volatility is estimated by considering both historic average share price volatility and implied volatility derived from traded options over HSBC shares of similar maturity to those of the employee options. Expected dividend yield was based on historic levels of dividend growth.

60. SHARE-BASED PAYMENTS (continued)

(d) Restricted Share Plan/Performance Share Awards/Achievement Share Awards

Restricted shares, which operated from 1996 to 2004, were granted with vesting criteria subject to attaining the HSBC Group targets. Since 2005, performance share awards are made to the Group's most senior executives taking into account individual performance in the year. The share awards are divided into two criteria for testing attainment against pre-determined benchmarking. One half is subject to a Total Shareholder Return measure and the other half of the award is subject to an Earnings Per Share target. Shares will be released after three years to the extent that the performance conditions are satisfied. These awards are forfeited in total if the minimum criteria are failed to meet.

Achievement shares were launched in 2005 and are awarded to eligible employees after taking into account of the employee's performance in the year. Shares are awarded without corporate performance conditions and are released to employees after three years provided the employees have remained employed by the Group for this period. The fair value of the shares awarded is charged to the income statement as share compensation cost over the period from issue date to release date.

	2007	2006
	Number ('000)	Number ('000)
Outstanding at 1 January	302	350
Additions during the year	231	88
Released in the year	(33)	(47)
Lapsed in the year	–	(89)
Outstanding at 31 December	500	302

The closing price of the HSBC Holdings plc share at 31 December 2007 was £8.42 (2006: £9.31).

The weighted average remaining vesting period as at 31 December 2007 was 2.00 years (2006: 1.76 years).

(e) Employee expenses

The following amounts were recognised during the year in respect of share-based payment transactions:

	2007	2006
Expense arising from equity-settled share-based payment transactions	70	84
Expense arising from cash-settled share-based payment transactions	18	16
Total expense recognised as employee costs (note 17)	88	100
Total carrying value of cash-settled transaction liabilities	39	32

61. MATERIAL RELATED-PARTY TRANSACTIONS

(a) Immediate holding company, fellow subsidiary companies, subsidiaries and associates

In 2007, the Group entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including lending activities, acceptance and placement of interbank deposits, correspondent banking transactions, off-balance sheet transactions and the provision of other banking and financial services. The activities were priced at the relevant market rates at the time of the transactions.

61. MATERIAL RELATED-PARTY TRANSACTIONS (continued)

(a) Immediate holding company, fellow subsidiary companies, subsidiaries and associates (continued)

The Group used the IT service of, and shared an automated teller machine network with, its immediate holding company. The Group also shared certain IT projects with and used certain processing services of fellow subsidiaries on a cost recovery basis. The Group maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator. A fellow subsidiary company was appointed as fund manager to manage the Group's investment portfolios. The Bank acted as agent for the marketing of Mandatory Provident Fund products and the distribution of retail investment funds for two fellow subsidiary companies. On 25 September 2007 ("Completion Date"), the acquisition of 50 per cent of the issued share capital of Hang Seng Life Limited ("HSLL") from a fellow subsidiary by Hang Seng Insurance Company Limited ("HSIC"), a wholly-owned subsidiary of the Bank, for a consideration of HK$2,400 million was completed.

At present, HSLL is an indirect wholly owned subsidiary of the Bank. During 2007, an arrangement whereby a fellow subsidiary provided certain management services, being services related to risk management, back office processing and administration, development and pricing of selected products, information technology and business recovery, financial control and actuarial services, to the HSIC. The premiums, commissions and other fees on these transactions are determined on an arm's length basis.

The aggregate amount of income and expenses arising from these transactions during the year, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance sheet transactions at the year-end are as follows:

	Group					
	Immediate holding company and its subsidiaries		Fellow subsidiaries		Associates	
	2007	2006	**2007**	2006	**2007**	2006
Interest income	**207**	131	**111**	67	**9**	7
Interest expense	**(863)**	(466)	**(25)**	(34)	**(11)**	(10)
Other operating income/(expense)	**27**	52	**(5)**	(4)	**–**	–
Operating expenses*	**(694)**	(580)	**(290)**	(282)	**(15)**	(11)
Amounts due from:						
Cash and balances with banks and other financial institutions	**341**	133	**520**	1,532	**20**	8
Placings with and advances to banks and other financial institutions	**1,802**	730	**3,975**	3,843	**–**	146
Derivative financial instruments	**258**	151	**128**	43	**7**	–
Financial assets designated at fair value	**3,672**	2,842	**–**	–	**–**	–
Advances to customers	**–**	–	**–**	–	**233**	233
Financial investments	**909**	1,023	**–**	–	**–**	–
Other assets	**73**	64	**55**	15	**7**	3
	7,055	4,943	**4,678**	5,433	**267**	390
Amounts due to:						
Current, savings and other deposit accounts	**1,779**	92	**151**	107	**63**	21
Deposits from banks	**3,406**	5,422	**65**	302	**366**	563
Derivative financial instruments	**1,720**	238	**53**	95	**12**	–
Subordinated liabilities	**2,028**	2,022	**–**	–	**–**	–
Other liabilities	**243**	348	**73**	125	**–**	–
	9,176	8,122	**342**	629	**441**	584
Derivative contracts:						
Contract amount	**96,684**	39,443	**14,284**	14,078	**716**	–

* 2007 Operating expenses included payment of HK$87 million (2006: HK$80 million) of software costs which were capitalised as intangible assets in the balance sheet of the Group.

61. MATERIAL RELATED-PARTY TRANSACTIONS (continued)

(a) Immediate holding company, fellow subsidiary companies, subsidiaries and associates (continued)

	Bank							
	Immediate holding company and its subsidiaries		Fellow subsidiaries		Subsidiaries		Associates	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
Amounts due from:								
Cash and balances with banks and other financial institutions	256	114	520	1,532	–	–	–	8
Placings with and advances to banks and other financial institutions	499	–	3,975	3,843	–	–	–	146
Derivative financial instruments	222	151	128	39	–	–	–	–
Financial assets designated at fair value	–	–	–	–	–	–	–	–
Advances to customers	–	–	–	–	–	–	–	–
Amounts due from subsidiaries	–	–	–	–	102,806	92,601	–	–
Financial investments	134	220	–	–	–	–	–	–
Other assets	23	49	33	6	–	–	7	3
	1,134	534	4,656	5,420	102,806	92,601	7	157
Amounts due to:								
Current, savings and other deposit accounts	1,779	92	151	107	–	–	63	21
Deposits from banks	2,183	5,422	65	302	–	–	–	563
Derivative financial instruments	1,700	238	53	85	–	–	–	–
Subordinated liabilities	2,028	2,022	–	–	–	–	–	–
Amounts due to subsidiaries	–	–	–	–	5,365	1,720	–	–
Other liabilities	194	321	63	123	–	–	–	–
	7,884	8,095	332	617	5,365	1,720	63	584
Derivative contracts:								
Contract amount	94,489	39,443	14,284	12,379	948	–	–	–

61. MATERIAL RELATED-PARTY TRANSACTIONS (continued)

(b) Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Bank's directors as disclosed in note 19 and highest paid employees as disclosed in note 18, is as follows:

	Group		Bank	
	2007	2006	**2007**	2006
Employee benefits	**35**	28	**35**	28
Post-employment benefits	**5**	4	**5**	4
Share-based payments	**3**	2	**3**	2
	43	34	**43**	34

(c) Material transactions with key management personnel

During the year, the Group provided credit facilities to and accepted deposits from key management personnel of the Bank and its holding companies, their close family members and companies controlled or significantly influenced by them. The credit facilities extended and deposit taken were provided in the ordinary course of business and on substantially the same terms as for comparable transactions with persons of a similar standing or, where applicable, with other employees.

Material transactions conducted with key management personnel of the Bank and its holding companies and parties related to them are as follows:

	Group		Bank	
	2007	2006	**2007**	2006
Interest received	**610**	565	**589**	522
Interest paid	**294**	163	**294**	163
Fees and exchange income received	**16**	16	**16**	16
Loans and advances	**13,472**	14,123	**12,041**	13,673
Deposits	**8,611**	4,038	**8,611**	4,038
Undrawn commitments	**4,530**	6,435	**4,403**	6,435
Maximum aggregate amount of loans and advances during the year	**18,632**	20,153	**16,898**	18,713

The Group adheres to section 83 of the Hong Kong Banking Ordinance regarding lending to related parties; this includes unsecured lending to key management personnel, their relatives and companies that may be directly or indirectly influenced or controlled by such individuals.

No impairment losses have been recorded against balances outstanding during the year with key management personnel, and there is no specific impairment allowances on balances with key management personnel at the year-end.

61. MATERIAL RELATED-PARTY TRANSACTIONS (continued)

(d) Loans to officers

Loans to officers of the Bank disclosed pursuant to section 161B of the Hong Kong Companies Ordinance are as follows:

	Group		Bank	
	2007	2006	**2007**	2006
Aggregate amount of relevant transactions outstanding at 31 December	**88**	80	**83**	80
Maximum aggregate amount of relevant transactions during the year	**154**	150	**148**	150

(e) Associates

The Group maintains a shareholders' loan to an associate. The shareholders' loan is unsecured, interest free and with no fixed term of repayment. The balance at 31 December 2007 was HK$233 million (2006: HK$233 million).

The Bank has entered into Technical Support and Assistance Agreement with Industrial Bank Co., Ltd. ("IB") to provide technical support and assistance in relation to various banking operations and businesses of IB. The Bank has also assisted IB in managing and growing the credit card business, and provided support in the issuance of dual-logo credit cards.

(f) Ultimate holding company

The Group participates in various share option plans operated by HSBC Holdings plc whereby share options of HSBC Holdings plc are granted to employees of the Group. The fair value of these share options on grant date is recognised as an expense and spread over the vesting period, the corresponding amount is credited to "Other reserves". The balance of this reserve as at 31 December 2007 amounted to HK$284 million (2006: HK$214 million).

(g) Employee retirement benefits

At 31 December 2007, defined benefit scheme assets amounted to HK$1,060 million (2006: HK$779 million) were under management by fellow subsidiary companies. The amount of management fee paid to these companies amounted to HK$4 million (2006: HK$5 million).

62. FINANCIAL RISK MANAGEMENT

This section presents information about the Group's management and control of risks, in particular, those associated with its use of financial instruments ("financial risks"). Major types of financial risks to which the Group was exposed include credit risk, liquidity risk, market risk, insurance underwriting risk and operational risk.

The Group's risk management policy is designed to identify and analyse risks, to set appropriate risk limits and to monitor these risks and limits continually by means of reliable and up-to-date management information systems. The Group's risk management policies and major control limits are approved by the Board of Directors and they are monitored and reviewed regularly by the Executive Committee and Audit Committee.

(a) Credit risk

Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract. It arises principally from lending, trade finance, treasury and leasing businesses. The Group has dedicated standards, policies and procedures in place to control and monitor risk from all such activities.

The Credit Risk Management (CRM) function is mandated to provide centralised management of credit risk through:

- formulating credit policies on approval process, post disbursement monitoring, recovery process and large exposure;
- issuing guidelines on lending to specified market sectors, industries and products; the acceptability of specific classes of collateral or risk mitigations and valuation parameters for collateral;

62. FINANCIAL RISK MANAGEMENT (continued)

(a) Credit risk (continued)

- undertaking an independent review and objective assessment of credit risk for all commercial non-bank credit facilities in excess of designated amount prior to the facilities being committed to customers;
- controlling exposures to selected industries, counterparties, countries and portfolio types etc by setting limits;
- maintaining and developing credit risk rating/facility grading process to categorise exposures and facilitate focused management;
- reporting to senior executives and various committees on aspects of the Group loan portfolio;
- managing and directing credit-related systems initiatives; and
- providing advice and guidance to business units on various credit-related issues.

Impairment loan management and recovery

The Group undertakes ongoing credit analysis and monitoring at several levels. Special attention is paid to problem loans. Loans impairment allowances are made promptly where necessary and be consistent with established guidelines. Recovery units are established by the Group to provide the customers with intensive support in order to maximise recoveries of doubtful debts. Management regularly performs an assessment of the adequacy of the established impairment provisions by conducting a detailed review of the loan portfolio, comparing performance and delinquency statistics against historical trends and undertaking an assessment of current economic conditions.

Risk rating framework

Currently, the Group's risk rating framework consists of seven facility grades, taking into account the risk of default and the availability of security or other credit risk mitigation. A more sophisticated risk rating framework on counterparty credit risk based on default probability and loss estimates and comprising up to 22 categories, is being progressively implemented across the Group on parallel basis. The rating methodology of this framework is based upon a wide range of financial analytics. The new approach will allow a more granular analysis of risk and trends.

Collateral and other credit enhancements

The Group has implemented guidelines on the acceptability of specific classes of collateral or credit risk mitigation, and determined the valuation parameters. Such parameters are established prudently and are reviewed regularly in light of changing market environment and empirical evidence. Security structures and legal covenants are subject to regular review to ensure that they continue to fulfill their intended purpose and remain in line with local market practice. While collateral is an important mitigant to credit risk, it is the Group's policy to establish that loans are within the customer's capacity to repay rather than to rely excessively on security. Facilities may be granted on unsecured basis depending on the customer's standing and the type of product. The principal collateral types are as follows:

- in the personal sector, charges over the properties, securities, investment funds and deposits;
- in the commercial and industrial sector, charges over business assets such as properties, stock, debtors, investment funds, deposits and machinery;
- in the commercial real estate sector, charges over the properties being financed.

Collateral held as security for financial assets other than loans and advances is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured with the exception of asset backed securities and similar instruments, which are secured by pools of financial assets.

Settlement risk

Settlement risk arises where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily Settlement Limits are established to cover the settlement risk arising from the Group's trading transactions on any single day. Settlement risk on many transactions, particularly those involving securities and equities, is substantially mitigated when effected via Assured Payment Systems, or on a delivery versus payment basis.

62. FINANCIAL RISK MANAGEMENT (continued)

(a) Credit risk (continued)

The ISDA Master Agreement is the Group's preferred agreement for documenting derivative activities. It provides the contractual framework that a full range of over-the-counter ("OTC") products is conducted and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement, if either party defaults or following other pre-agreed termination events.

Concentration of credit risk

Concentration of credit risk exists when changes in geographic, economic or industry factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Group's total exposures. The Group's portfolio of financial instrument is diversified along geographic, industry and product sectors. Analysis of geographical concentration of the Group's assets is disclosed in note 27 and credit risk concentration of respective financial assets is disclosed in notes 32, 33, 35 and 36.

The below analysis shows the exposures to credit risk in accordance with HKFRS 7 "Financial Instruments: Disclosures".

(i) Maximum exposure to credit risk before collateral held or other credit enhancements

	Group		Bank	
	2007	2006	**2007**	2006
Cash and balances with banks and other financial institutions	**16,864**	9,390	**13,362**	9,360
Placings with and advances to banks and other financial institutions	**113,029**	99,705	**86,137**	80,679
Trading assets	**10,390**	12,467	**8,904**	10,778
Financial assets designated at fair value	**13,892**	8,280	**1,238**	1,595
Derivative financial instruments	**4,702**	1,887	**4,411**	1,787
Advances to customers	**308,356**	279,353	**255,413**	244,235
Financial investments	**244,294**	227,710	**172,599**	162,422
Amounts due from subsidiaries	**-**	-	**102,806**	92,601
Other assets	**34,472**	30,272	**32,814**	23,946
Financial guarantees and other credit related contingent liabilities	**15,331**	12,867	**14,581**	13,271
Loan commitments and other credit related commitments	**276,227**	197,586	**262,071**	196,702
	1,037,557	879,517	**954,336**	837,376

62. FINANCIAL RISK MANAGEMENT (continued)

(a) Credit risk (continued)

(ii) Credit quality

Gross loans and advances

Distribution of gross loans and advances by credit quality

	Group		Bank	
	2007	2006 (restated)	**2007**	2006 (restated)
Gross loans and advances to customers:				
– neither past due nor impaired	**301,525**	271,740	**251,130**	240,037
– past due but not impaired	**6,623**	7,150	**4,474**	4,032
– impaired (note 35(c))	**1,261**	1,387	**766**	1,002
	309,409	280,277	**256,370**	245,071
Gross loans and advances to banks:				
– neither past due nor impaired	**126,585**	104,075	**96,381**	85,019
– past due but not impaired	**–**	100	**–**	100
– impaired	**–**	–	**–**	–
	126,585	104,175	**96,381**	85,119

Distribution of gross loans and advances that are neither past due nor impaired

The credit quality of the portfolio of gross loans and advances that were neither past due nor impaired at the balance sheet dates indicated below can be assessed by reference to the Group's standard credit grading system. The following information is based on that system:

	Group		Bank	
	2007	2006 (restated)	**2007**	2006 (restated)
Gross loans and advances to customers				
Grades 1 to 3: Satisfactory risk	**299,527**	267,791	**249,158**	236,243
Grade 4: Watch list and special mention	**1,972**	3,641	**1,917**	3,498
Grade 5: Sub-standard but not impaired	**26**	308	**55**	296
	301,525	271,740	**251,130**	240,037
Gross loans and advances to banks				
Grades 1 to 3: Satisfactory risk	**126,585**	104,045	**96,381**	84,989
Grade 4: Watch list and special mention	**–**	30	**–**	30
	126,585	104,075	**96,381**	85,019

62. FINANCIAL RISK MANAGEMENT (continued)

(a) Credit risk (continued)

(ii) Credit quality (continued)

Gross loans and advances (continued)

The Group's credit risk rating processes are designed to highlight exposures which require closer management attention because of their greater probability of default and potential loss. Risk ratings are reviewed regularly and amendments, where necessary, are implemented promptly.

The credit quality of unimpaired loans is assessed by reference to the Group's standard credit rating system.

- Grades 1 and 2 include corporate facilities demonstrating financial condition, risk factors and capacity to repay that are good to excellent, residential mortgages with low to moderate loan to value ratios, and other retail accounts which are not impaired and are maintained within product guidelines.
- Grade 3 represents satisfactory risk and includes corporate facilities that require closer monitoring, mortgages with higher loan to value ratios than grades 1 and 2, all non-impaired credit card exposures, and other retail exposures which operate outside product guidelines without being impaired.
- Grades 4 and 5 include corporate facilities that require various degrees of special attention and all retail exposures that are progressively between 30 and 90 days past due.

Gross loans and advances which were past due but not impaired

The analysis below shows the gross loans and advances to customers and banks that were past due but not impaired at the balance sheet dates indicated:

	Group		Bank	
	2007	2006 (restated)	**2007**	2006 (restated)
– three months or less	**6,366**	6,843	**4,394**	3,930
– six months or less but over three months	**163**	218	**46**	56
– over six months	**94**	89	**34**	46
	6,623	7,150	**4,474**	4,032

Other than gross loans and advances, no financial assets was past due but not impaired at the balance sheet dates of 2007 and 2006.

Renegotiated loans that would otherwise be past due or impaired

Renegotiated loans are those that have been restructured due to deterioration in the borrower's financial position and where the Group has made concessions that it would not otherwise consider. Once the loan is restructured it remains in this category independent of satisfactory performance after restructuring.

	Group		Bank	
	2007	2006	**2007**	2006
Renegotiated loans that would otherwise be past due or impaired	**247**	660	**158**	392

62. FINANCIAL RISK MANAGEMENT (continued)

(a) Credit risk (continued)

(ii) Credit quality (continued)

Debt securities

Financial investments by rating agency designation

The following table presents an analysis of financial securities, other than loans, by rating agency designation at the balance sheet dates, based on Standard and Poor's ratings or their equivalent to the respective issues of the financial securities. If major rating agencies have different ratings for the same debt securities, the securities are reported against the lower rating. In the absence of such issue ratings, the ratings designated for the issuers are reported.

	Group			Bank		
At 31 December 2007	**Treasury bills**	**Debt securities**	**Total**	**Treasury bills**	**Debt securities**	**Total**
AAA	43	19,105	19,148	43	6,683	6,726
AA- to AA+	8,691	122,639	131,330	8,691	91,373	100,064
A- to A+	658	86,138	86,796	–	62,921	62,921
Lower than A-	–	11,221	11,221	–	8,753	8,753
Unrated	–	9,773	9,773	–	3,756	3,756
	9,392	248,876	258,268	8,734	173,486	182,220
of which issued by:						
– central governments and central banks	9,392	10,199	19,591	8,734	7,696	16,430
– other public sector entities	–	6,470	6,470	–	5,323	5,323
– banks and other financial institutions	–	216,812	216,812	–	150,257	150,257
– corporate entities	–	15,395	15,395	–	10,210	10,210
	9,392	248,876	258,268	8,734	173,486	182,220
of which classified as:						
– trading assets	6,303	4,058	10,361	5,645	3,230	8,875
– financial assets designated at fair value	–	7,912	7,912	–	1,238	1,238
– available-for-sale debt securities	3,089	217,909	220,998	3,089	169,018	172,107
– held-to-maturity debt securities	–	18,997	18,997	–	–	–
	9,392	248,876	258,268	8,734	173,486	182,220
At 31 December 2006						
AAA	40	21,091	21,131	40	9,221	9,261
AA- to AA+	6,807	101,260	108,067	6,807	74,503	81,310
A- to A+	312	101,932	102,244	312	75,249	75,561
Lower than A-	–	6,366	6,366	–	6,206	6,206
Unrated	–	5,003	5,003	–	2,268	2,268
	7,159	235,652	242,811	7,159	167,447	174,606
of which issued by:						
– central governments and central banks	7,159	11,001	18,160	7,159	10,196	17,355
– other public sector entities	–	8,255	8,255	–	6,965	6,965
– banks and other financial institutions	–	197,841	197,841	–	137,302	137,302
– corporate entities	–	18,555	18,555	–	12,984	12,984
	7,159	235,652	242,811	7,159	167,447	174,606
of which classified as:						
– trading assets	6,071	6,321	12,392	6,071	4,632	10,703
– financial assets designated at fair value	–	4,819	4,819	–	1,595	1,595
– available-for-sale debt securities	1,088	208,375	209,463	1,088	161,220	162,308
– held-to-maturity debt securities	–	16,137	16,137	–	–	–
	7,159	235,652	242,811	7,159	167,447	174,606

62. FINANCIAL RISK MANAGEMENT (continued)

(a) Credit risk (continued)

(iii) Collateral and other credit enhancements obtained

During the years indicated, the Group obtained assets by taking possession of collateral held as security, or calling other credit enhancement, as follows:

	Group		Bank	
	2007	2006	**2007**	2006
Nature of assets:				
Residential properties	**198**	259	**114**	128
Commercial and industrial properties	**–**	13	**–**	13
	198	272	**114**	141

(b) Liquidity risk

Liquidity management is essential to ensure the Group has the ability to meet its obligations as they fall due. It is the Group's policy to maintain a strong liquidity position by properly managing the liquidity structure of its assets, liabilities and commitments so that cash flows are appropriately balanced and all funding obligations are comfortably met.

It is the responsibility of local management to ensure compliance with local regulatory requirements and limits. The Group has established policies and procedures to monitor and control its liquidity position on a daily basis by adopting a cash flow management approach. The approach seeks to forecast committed cash inflows and outflows of the business and results in a daily net funding requirements which indicates the refinancing needs for any given day within the scope of the forecast conditions. Stress scenarios analysis for normal business conditions, an institution-specific crisis and a general market crisis are also conducted on a regular basis. The Group always maintains a stock of high quality liquid assets to ensure the availability of sufficient cash flow to meet its financial commitments, including customer deposits on maturity and undrawn facilities, over a specified future period. The liquidity management process is monitored by the Asset and Liability Management Committee ("ALCO") and is reported to the Executive Committee and the Board of Directors.

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	Group	
	2007	2006
The Bank and its subsidiaries designated by the HKMA	**52.9%**	51.9%

The following tables give the undiscounted cash-flow projection of the Group's financial liabilities including interest payable and undrawn commitments at balance sheet date based on the dates of their contractual payment obligations. Interest payable in respect of term financial liabilities are reported based on contractual interest payment date. Financial liabilities repayable on demand (such as savings and current deposits) including interest accrued up to balance sheet date are reported under the column "repayable on demand". Liabilities in trading portfolios are not included in this analysis as they are typically held for short periods of time.

62. FINANCIAL RISK MANAGEMENT (continued)

(b) Liquidity risk (continued)

	Group					
	Repayable on demand	Three months or less but not on demand	Three months to one year	One year to five years	Over five years	Total
At 31 December 2007						
Current, savings and other deposit accounts	312,458	221,304	13,320	1,012	359	548,453
Deposits from banks	1,793	15,741	2,395	–	–	19,929
Financial liabilities designated at fair value	41	10	31	1,062	468	1,612
Derivative financial instruments	–	116	(2)	73	17	204
Certificates of deposit and other debt securities in issue	–	85	3,023	2,996	–	6,104
Other financial liabilities	277	13,302	1,261	42	99	14,981
Subordinated liabilities	–	122	366	10,607	–	11,095
	314,569	250,680	20,394	15,792	943	602,378
Commitments:						
Documentary credits and short term related transactions	484	4,863	1,432	17	15	6,811
Forward asset purchases	231	110	5	–	–	346
Undrawn formal standby facilities, credit lines and other commitments to lend	2,863	39,643	29,329	127,957	–	199,792
	3,578	44,616	30,766	127,974	15	206,949
At 31 December 2006						
Current, savings and other deposit accounts	291,042	183,800	8,638	1,067	–	484,547
Deposits from banks	2,799	14,094	1,155	–	–	18,048
Financial liabilities designated at fair value	81	10	31	1,103	494	1,719
Derivative financial instruments	–	391	1,169	1,307	299	3,166
Certificates of deposit and other debt securities in issue	–	195	1,047	7,099	–	8,341
Other financial liabilities	157	3,338	270	–	–	3,765
Subordinated liabilities	–	93	278	8,201	–	8,572
	294,079	201,921	12,588	18,777	793	528,158
Commitments:						
Documentary credits and short term related transactions	452	4,251	969	5	20	5,697
Forward asset purchases	143	48	3	–	–	194
Undrawn formal standby facilities, credit lines and other commitments to lend	1,228	28,417	21,114	110,424	–	161,183
	1,823	32,716	22,086	110,429	20	167,074

62. FINANCIAL RISK MANAGEMENT (continued)

(b) Liquidity risk (continued)

	Bank					
	Repayable on demand	Three months or less but not on demand	Three months to one year	One year to five years	Over five years	Total
At 31 December 2007						
Current, savings and other deposit accounts	307,976	214,085	11,842	638	359	534,900
Deposits from banks	1,502	10,401	300	–	–	12,203
Financial liabilities designated at fair value	–	10	31	1,062	–	1,103
Derivative financial instruments	–	47	3	72	17	139
Certificates of deposit and other debt securities in issue	–	1,598	3,039	2,996	–	7,633
Amounts due to subsidiaries	3,147	2,220	–	–	–	5,367
Other financial liabilities	192	13,803	1,146	2	–	15,143
Subordinated liabilities	–	122	366	10,607	–	11,095
	312,817	242,286	16,727	15,377	376	587,583
Commitments:						
Documentary credits and short term related transactions	423	4,274	1,432	17	15	6,161
Forward asset purchases	–	110	5	–	–	115
Undrawn formal standby facilities, credit lines and other commitments to lend	1,375	35,849	24,763	126,350	–	188,337
	1,798	40,233	26,200	126,367	15	194,613
At 31 December 2006						
Current, savings and other deposit accounts	290,355	180,364	8,614	1,053	–	480,386
Deposits from banks	2,529	14,094	1,155	–	–	17,778
Financial liabilities designated at fair value	–	10	31	1,103	–	1,144
Derivative financial instruments	–	341	1,054	1,195	299	2,889
Certificates of deposit and other debt securities in issue	–	195	1,047	7,128	–	8,370
Amounts due to subsidiaries	665	1,059	–	–	–	1,724
Other financial liabilities	157	3,264	270	–	–	3,691
Subordinated liabilities	–	93	278	8,201	–	8,572
	293,706	199,420	12,449	18,680	299	524,554
Commitments:						
Documentary credits and short term related transactions	452	4,251	969	5	20	5,697
Forward asset purchases	–	48	3	–	–	51
Undrawn formal standby facilities, credit lines and other commitments to lend	1,228	27,856	21,114	110,244	–	160,442
	1,680	32,155	22,086	110,249	20	166,190

62. FINANCIAL RISK MANAGEMENT (continued)

(c) Market risk

Market risk is the risk that foreign exchange rates, interest rates, equity and commodity prices and indices will move and result in profits or losses for the Group. The objective of the Group's market risk management is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with the Group's status as a premier provider of financial products and services.

The Group separates exposures to market risk into either trading or non-trading portfolios. Trading portfolios include those positions arising from market-making, proprietary position-taking and other marked-to-market positions so designated. Non-trading portfolios primarily arise from the effective interest rate management of the Group's retail and commercial banking assets and liabilities.

The management of market risk is principally undertaken in Treasury using risk limits approved by the Board of Directors. Limits are set for each portfolio, product and risk type, with market liquidity being a principal factor in determining the level of limits set. The Group has dedicated standards, policies and procedures in place to control and monitor the market risk. An independent market risk control function is responsible for measuring market risk exposures, monitoring and reporting these exposures against the prescribed limits on a daily basis. The market risks which arise on each business are assessed and transferred to either Treasury for management, or to separate books managed under the supervision of ALCO.

Value at risk ("VAR")

One of the principal tools used by the Group to monitor and limit market risk exposure is VAR. The Group has obtained approval from the HKMA to use its VAR model for calculation of market risk capital charge.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. Historical simulation uses scenarios derived from historical market rates and takes account of the relationships between different markets and rates, for example, interest rates and foreign exchange rates. Movements in market prices are calculated by reference to market data from the last two years. The assumed holding period is a 1-day period with a 99 per cent level of confidence, reflecting the way the risk positions are managed.

Although a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:

- the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;
- the use of a 1-day holding period assumes that all positions can be liquidated or hedged in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a 1-day holding period may be insufficient to liquidate or hedge all positions fully;
- the use of a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence; and
- VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures.

The Group recognises these limitations by augmenting its VAR limits with other position and sensitivity limit structures. Additionally, the Group applies a wide range of stress testing, both on individual portfolios and on the Group's consolidated positions. The Group's stress testing regime provides senior management with an assessment of the financial impact of identified extreme events on the market risk exposures of the Group.

62. FINANCIAL RISK MANAGEMENT (continued)

(c) Market risk (continued)

The Group's VAR, both trading and non-trading, for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during 2007 and 2006 are shown in the table below.

Value at risk

	At 31 December 2007	**Minimum during the year**	**Maximum during the year**	**Average for the year**
VAR for all interest rate risk and foreign exchange risk	**86**	**39**	**86**	**54**
VAR for foreign exchange risk (trading)	**6**	**1**	**15**	**6**
VAR for interest rate risk:				
– trading	**5**	**3**	**14**	**6**
– non-trading	**86**	**44**	**87**	**58**
	At 31 December 2006	Minimum during the year	Maximum during the year	Average for the year
VAR for all interest rate risk and foreign exchange risk	42	29	119	64
VAR for foreign exchange risk (trading)	2	1	16	5
VAR for interest rate risk:				
– trading	4	3	16	8
– non-trading	45	35	123	68

Value at Risk for 2007


HK$m
200
150
100
50
0
01
02
03
04
05
06
07
08
09
10
11
12
Month

Value at Risk for 2006


HK$m
200
150
100
50
0
01
02
03
04
05
06
07
08
09
10
11
12
Month

62. FINANCIAL RISK MANAGEMENT (continued)

(c) Market risk (continued)

Value at risk (continued)

The average daily revenue earned from market risk-related treasury activities in 2007, including non-trading book net interest income and funding related to trading positions, was HK$8 million (2006: HK$5 million). The standard deviation of these daily revenues was HK$8 million, compared with HK$3 million for 2006.

An analysis of the frequency distribution of daily revenue shows that out of 246 trading days in 2007, losses were recorded on 12 days (2006: 11 days) and the maximum daily loss was HK$13 million (2006: HK$5 million). The most frequent result was a daily revenue of between HK$2 million and HK$8 million, with 153 occurrences (2006: 184 occurrences). The highest daily revenue was HK$63 million (2006: HK$17 million).

Daily Distribution of Market Risk Revenues for 2007


Number of Days
100
80
60
40
20
0
12
14
42
60
51
16
16
8
3
3
1
5
7
6
2
0.0 and below
0.0 to 2.0
2.0 to 4.0
4.0 to 6.0
6.0 to 8.0
8.0 to 10.0
10.0 to 12.0
12.0 to 14.0
14.0 to 16.0
16.0 to 18.0
18.0 to 20.0
20.0 to 22.0
22.0 to 26.0
26.0 to 40.0
40.0 and above
Revenue (HK$m)

Daily Distribution of Market Risk Revenues for 2006


Number of Days
100
80
60
40
20
0
11
19
57
86
41
22
9
1
0
1
0
0
0
0
0
0.0 and below
0.0 to 2.0
2.0 to 4.0
4.0 to 6.0
6.0 to 8.0
8.0 to 10.0
10.0 to 12.0
12.0 to 14.0
14.0 to 16.0
16.0 to 18.0
18.0 to 20.0
20.0 to 22.0
22.0 to 26.0
26.0 to 40.0
40.0 and above
Revenue (HK$m)

62. FINANCIAL RISK MANAGEMENT (continued)

(c) Market risk (continued)

A comparison of the Group trading VAR with the actual profits and losses relate to trading positions during 2007 and 2006 are shown in the table below. The exceptions of the back-testing mainly resulting from unanticipated market movement.

A Comparison of Trading Var with Actual Trading Profit and Loss for 2007


HK$m
60
45
30
15
0
-15
-30
-45
-60
01
02
03
04
05
06
07
08
09
10
11
12
Actual trading profit and loss
Trading VAR
Month

A Comparison of Trading Var with Actual Trading Profit and Loss for 2006


HK$m
60
45
30
15
0
-15
-30
-45
-60
01
02
03
04
05
06
07
08
09
10
11
12
Actual trading profit and loss
Trading VAR
Month

Interest rate exposure

Interest rate risks comprise those originating from treasury activities, both trading and non-trading portfolios which include structural interest rate exposures. Treasury manages interest rate risks within the limits approved by the Board of Directors and under the monitoring of ALCO.

Trading

The Group's control of market risk is based on restricting individual operations to trading within VAR and present value of a basis point ("PVBP") limits, and a list of permissible instruments authorised by the Board of Directors, and enforcing rigorous new product approval procedures. In particular, trading in the derivative products is supported by robust control systems whereas more complicated derivatives are mainly traded on back-to-back basis. Analysis of VAR for trading portfolio is disclosed in "Value at Risk" section.

62. FINANCIAL RISK MANAGEMENT (continued)

(c) Market risk (continued)

Non-trading

The principal objective of market risk management of non-trading portfolios is to optimise net interest income. Interest rate risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost, as a result of interest rate changes. Structural interest rate risk arising from the differing repricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities, such as shareholders' funds and some current accounts.

Analysis of these risks is complicated by having to make assumptions on optionality in certain product areas, for example, mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand, for example, current accounts. The prospective change in future net interest income from non-trading portfolios will be reflected in the current realisable value of these positions, should they be sold or closed prior to maturity. In order to manage this risk optimally, market risk in non-trading portfolios and structural interest rate risks are transferred to Treasury or to separate books managed under the supervision of the ALCO.

The transfer of market risk to books managed by Treasury or supervised by ALCO is usually achieved by a series of internal deals between the business units and these books. When the behavioural characteristics of a product differ from its contractual characteristics, the behavioural characteristics are assessed to determine the true underlying interest rate risk. ALCO regularly monitor all such behavioural assumptions and interest rate risk positions, to ensure they comply with interest rate risk limits established by the Board.

Net interest income

A principal part of the Group's management of interest rate risk in non-trading portfolios is to monitor the sensitivity of projected net interest income under varying interest rate scenarios (simulation modelling). The Group aims, through its management of market risk in non-trading portfolios, to mitigate the impact of prospective interest rate movements which could reduce future net interest income, whilst balancing the cost of such hedging activities on the current net revenue stream.

The table below sets out the impact on future net interest income of a 100 basis points parallel fall or rise in all-in yield curves at the beginning of year from 1 January 2008 and 25 basis points parallel fall or rise in all-in yield curves at the beginning of each quarter during the 12 month period from 1 January 2008.

Assuming no management actions, such a series of incremental parallel rises in all-in yield curves would increase planned net interest income for the year to 31 December 2008 by HK$388 million for 100 basis points case and by HK$142 million for 25 basis points case, while such a series of incremental parallel falls in all-in yield curves would increase planned net interest income by HK$151 million for 100 basis points case and by HK$175 million for 25 basis points case. These figures incorporate the impact of any option features in the underlying exposures and takes into account the change in pricing of retail products relative to change in market interest rates.

62. FINANCIAL RISK MANAGEMENT (continued)

(c) Market risk (continued)

Projected net interest income

The sensitivity of projected net interest income is described as follows:

	100bp parallel increase	100bp parallel decrease	25bp increase at the beginning of each quarter	25bp decrease at the beginning of each quarter
Change in 2008 projected net interest income				
– HKD	84	78	(12)	99
– USD	151	227	75	155
– other	153	(154)	79	(79)
Total	388	151	142	175
Change in 2007 projected net interest income				
– HKD	269	(93)	69	30
– USD	(250)	251	(155)	157
– other	(173)	176	(120)	122
Total	(154)	334	(206)	309

The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios. The figures represent the effect of the pro forma movements in net interest income based on the projected yield curve scenarios and the Group's current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Treasury or in the business units to mitigate the impact of this interest rate risk. In reality, Treasury seeks proactively to change the interest rate risk profile to minimise losses and optimise net revenues. The projections above also assume that interest rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also make other simplifying assumptions, including that all positions run to maturity.

It can be seen from the above that projecting the movement in net interest income from prospective changes in interest rates is a complex interaction of structural and managed exposures. In a rising rate environment, the most critical exposures are those managed within Treasury.

62. FINANCIAL RISK MANAGEMENT (continued)

(c) Market risk (continued)

Sensitivity of reserves

The Group monitors the sensitivity of reported reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100 basis points in all-in yield curves. The table below describes the sensitivity to these movements at the balance sheet date indicated below and the maximum and minimum month figures during the year then ended:

	At 31 December 2007	**Maximum impact**	**Minimum impact**
+100 basis points parallel move in all-in yield curves	(1,141)	(1,465)	(1,141)
As a percentage of shareholders' funds at 31 December 2007 (%)	(2.0)	(2.6)	(2.0)
- 100 basis points parallel move in all-in yield curves	1,141	1,465	1,141
As a percentage of shareholders' funds at 31 December 2007 (%)	2.0	2.6	2.0
	At 31 December 2006	Maximum impact	Minimum impact
+100 basis points parallel move in all-in yield curves	(1,223)	(1,573)	(1,223)
As a percentage of shareholders' funds at 31 December 2006 (%)	(2.6)	(3.4)	(2.6)
- 100 basis points parallel move in all-in yield curves	1,223	1,573	1,223
As a percentage of shareholders' funds at 31 December 2006 (%)	2.6	3.4	2.6

The sensitivities included in the table are illustrative only and are based on simplified scenarios. Moreover, the table shows only those interest rate risk exposures arising in available-for-sale portfolios and from cash flow hedges. These particular exposures form only a part of the Group's overall interest rate exposures.

62. FINANCIAL RISK MANAGEMENT (continued)

(c) Market risk (continued)

Foreign exchange exposure

The Group's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. Net option position is calculated on the basis of delta-weighted positions of all foreign exchange options contract. Structural foreign exchange positions arising from capital investments in associate, subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi as set out below, are managed by ALCO.

The tables below summarise the net structural and non-structural foreign currency positions of the Group and the Bank.

	Group			
	USD	RMB	Other foreign currencies	Total foreign currencies
2007				
Non-structural position				
Spot assets	227,698	26,160	118,436	372,294
Spot liabilities	(184,258)	(26,149)	(101,406)	(311,813)
Forward purchases	298,806	26,549	21,023	346,378
Forward sales	(335,592)	(28,330)	(38,084)	(402,006)
Net options position	32	–	(32)	–
Net long non-structural position	6,686	(1,770)	(63)	4,853
Structural position	286	10,752	187	11,225
2006				
Non-structural position				
Spot assets	205,544	14,422	107,320	327,286
Spot liabilities	(189,232)	(12,670)	(90,897)	(292,799)
Forward purchases	128,102	353	15,294	143,749
Forward sales	(141,544)	(1,904)	(31,575)	(175,023)
Net options position	120	–	(130)	(10)
Net long non-structural position	2,990	201	12	3,203
Structural position	1,430	3,760	141	5,331

62. FINANCIAL RISK MANAGEMENT (continued)
(c) Market risk (continued)

	Bank			
	USD	RMB	Other foreign currencies	Total foreign currencies
2007				
Non-structural position				
Spot assets	184,703	7,740	76,200	268,643
Spot liabilities	(142,145)	(6,988)	(59,167)	(208,300)
Forward purchases	293,360	23,098	21,021	337,479
Forward sales	(332,143)	(22,935)	(38,081)	(393,159)
Net options position	32	–	(32)	–
Net long non-structural position	3,807	915	(59)	4,663
Structural position	286	10,752	187	11,225
2006				
Non-structural position				
Spot assets	171,565	14,422	69,454	255,441
Spot liabilities	(155,253)	(12,670)	(53,031)	(220,954)
Forward purchases	128,102	353	15,294	143,749
Forward sales	(141,544)	(1,904)	(31,575)	(175,023)
Net options position	120	–	(130)	(10)
Net long non-structural position	2,990	201	12	3,203
Structural position	1,430	2,784	141	4,355

Equities exposure
The Group's equities exposures in 2007 and 2006 are mainly in long-term equity investments which are reported as "Financial investments" set out in note 36. Equities held for trading purpose are included under "Trading assets" set out in note 32. These are subject to trading limit and risk management control procedures and other market risk regime.

(d) Insurance underwriting risk
Insurance risk
Through its insurance subsidiaries, the Group offers comprehensive insurance products, including life and non-life insurance, to both personal and commercial customers. These insurance operating subsidiaries are subject to the supervision of the Office of the Commissioner of Insurance ("Insurance Commissioner") and are required to observe the relevant compliance requirements stipulated by the Insurance Commissioner.

The Group manages its insurance risks through the application of sound underwriting, reinsurance, risk management and claims procedures as discussed below. There are well established claims procedures handled by professional department independent of underwriting. Reserves are prudently maintained for claims and policyholders' liabilities in accordance with the policies and procedures set out in note 4(ac). Present value of in-force long-term insurance business ("PVIF") is calculated using prudent actuarial assumptions set out in note 42(a). The sensitivity of the PVIF valuation to changes in individual assumptions is also exhibited therein.

62. FINANCIAL RISK MANAGEMENT (continued)

(d) Insurance underwriting risk (continued)

Insurance business is also exposed to financial risks if the proceeds from the financial assets are not sufficient to fund the obligations arising from insurance and investment contracts. The insurance business manages financial risk through asset and liability management, prudent investment guidelines and market risk management techniques of the Group.

A sensitivity analysis illustrating the effect of changes in key assumptions on carrying amount on the Group's insurance liabilities within the next financial year is set out in note 49(c).

Life insurance business

Life insurance contracts include endowments, pensions and term assurance. The Group assesses and monitors the life insurance risk exposures for both individual types of risks insured and overall risks by using internal risk measurement models, sensitivity analysis, scenario analyses and stress testing.

Underwriting strategy

The Group's overall approach to life insurance risk is to maintain a good diversification to ensure a balanced portfolio and is based on a large portfolio of similar risks over a number of years to reduce the variability of the outcome.

The following gives an assessment of the life's main products and the ways in which it manages the associated risks:

Long-term insurance contracts – non-linked products

Long-term non-linked insurance contracts provide guaranteed death benefit with a fixed level of premium determined at the time of policy issue. For insurance products with a savings element, guaranteed surrender and maturity benefits are usually provided.

To manage the insurance risk arisen from such contracts, the Group has the complete contractual discretion on the bonuses declared and maintained a smooth dividend scale based on long-term rate of return. Annual review is performed to assess whether the current dividend scale is supportable taken into account the overall experience on investment, claims, operating expense and lapse. On the other hand, investment risks are managed through matching assets and liabilities. Investment strategies are set to ensure sufficient investment return to satisfy policyholders' reasonable expectations. Mortality risks are managed through reinsurance and proper underwriting.

Long-term insurance contracts – unit-linked products

Long-term unit-linked insurance contracts provide policyholders life insurance protection with direct investment in a variety of funds. Premiums received are deposited into the chosen fund after deduction of a premium fee. Other charges for the cost of insurance and administration will be deducted from the funds accumulated. For long-term unit-linked insurance contracts, the policyholders bear the market risk on the linked assets and liabilities. However, the Group assumes reputational risk for any undue market risk taken by policyholders. In this regard, the Group will ensure that the policyholders' exposure to market risk is consistent with that of the market. Claims and expenses are reviewed regularly to ensure current charges are sufficient to cover the costs.

Long-term investment contracts

The Group underwrites retirement fund business which is classified as investment contracts. Like the insurance contracts, investment contracts comprise of non-linked return guaranteed products and unit-linked products.

For non-linked return guaranteed products, the Group provides an investment return guarantee on these retirement funds. Guaranteed risks are managed through investment in good quality fixed rate bonds. Investment strategy is set with the objective of providing return that is sufficient to meet at least the minimum guarantee.

For unit-linked products, the Group manages the relative risk similar to long-term unit-linked insurance contracts.

62. FINANCIAL RISK MANAGEMENT (continued)

(d) Insurance underwriting risk (continued)

Reinsurance strategy

The Group reinsures a portion of the risks it underwrites in order to control its exposures to losses and protect capital resources. The Group buys a combination of proportionate and non-proportionate reinsurance to reduce the retained sum assured. The Group also utilises a reinsurance agreement with non-affiliated reinsurers to control its exposure to losses resulting from catastrophe. To minimize the credit risk arisen from reinsurance, only a number of professional companies meeting credit rating standard are selected.

Concentration of insurance risks

Concentration of risk may arise where a particular event or series of events could impact heavily on the Group's liabilities. Such concentrations may arise from a single contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise. The Group mitigates such risk through reinsurance. To determine the concentration of insurance risk and the reinsurance coverage required, scenario analyses are performed to investigate the potential financial impact on the Group.

Non-life insurance business

Non-life insurance contracts include mainly fire property damage, accident property damage, marine cargo, motor, accident and health, employees' compensation/employers' liability and general liability.

Underwriting strategy

The Group manages the underwriting risk to ensure that the risks are well diversified in terms of type and amount of risk and industry. The Group focuses on underwriting business in Hong Kong and most of its business is solicited by the Bank which act as an insurance agent. An underwriting strategy is prepared and reviewed annually and it sets out the classes of business and the territories in which the business is to be written, the industry sectors and the target customers which the Group is prepared to underwrite.

Reinsurance strategy

To increase the underwriting capacity and to mitigate the Group's exposure, reinsurance arrangements were specially made for each class of business thereby limiting the Group's liabilities to an optimal level according to the underwriting results of the relevant covers. The reinsurance arrangements include excess of loss, catastrophe coverage, treaty and facultative reinsurance.

Concentration of insurance risks

Within the insurance process, concentrations of risks may arise where a particular event or a series of events could impact heavily the Group's liabilities. Such concentrations may arise from the occurrence of a catastrophe affecting a number of insurance contracts. Most of the insurance contracts are annually renewable and the Group has the right to refuse renewal or to change the terms and conditions of contracts at renewal.

For property damage business, there is the potential risk of concentration arising from the provision of insurance coverage to policyholders in the same location. Catastrophic losses are protected by reinsurance. For accident and health business, potential accumulations of personal accident risks are mitigated by the purchase of catastrophe reinsurance. For motor insurance business, reinsurance protection has been arranged where necessary to avoid excessive exposure to large losses, particularly those relating to personal injury claims. For marine cargo business, reinsurance is arranged with the Group's net exposure per risk per vessel at a particular automatic gross acceptance level. For employees' compensation/employers' liability, catastrophic losses are protected by reinsurance.

62. FINANCIAL RISK MANAGEMENT (continued)

(e) Operational risk

Operational risk is the risk of loss arising through fraud, unauthorised activities, error, omission, inefficiency, system failure or from external events. It is inherent to every business organisation and covers a wide spectrum of issues. The Group manages its operational risk through a controls-based environment in which the processes and controls are documented, authorisation is independent and transactions are reconciled and monitored. This is supported by periodic independent review of the internal control systems by internal audit. The operational risk management framework comprises assignment of responsibilities at senior management level, assessment of risk factors inherent in each business and operations units, information systems to record operational losses and analysis of loss events.

Operational risk is mitigated by adequate insurance coverage on assets and business losses. To reduce the impact and interruptions to business activities caused by system failure or natural disaster, back-up systems and contingency business resumption plans are in place for all business and critical operations functions. Operational risk management is coordinated by the Chief Operating Officer and monitored by the Operational Risk Management Committee.

(f) Capital management

The Group's objective for managing capital is to maintain a strong capital base to support the development of its business and to meet regulatory capital requirements at all times. The Group recognises the impact on shareholder returns of the level of equity capital employed within the Group and seeks to maintain a prudent balance between the advantages and flexibility afforded by a strong capital position and the higher returns on equity possible with greater leverage.

An annual Group capital plan is prepared and approved by the Board with the objective of maintaining both the optimal amount of capital and the mix between the different components of capital. The Group manages its own capital within the context of the approved annual Group capital plan, which determines levels of risk-weighted asset growth and the optimal amount and mix of capital required to support planned business growth. As part of the Group's capital management policy, subsidiary with capital generated in excess of planned requirement will return to the Bank, normally by way of dividends. The Group also raised its subordinated debt in accordance with HSBC Group's guidelines regarding market and investor concentration, cost, market conditions, timing and maturity profile.

The Bank is primarily a provider of equity capital to its subsidiaries. These investments are substantially funded by the Bank's own capital issuance and profit retentions. The Bank seeks to maintain a prudent balance between the composition of its capital and that of its investment in subsidiaries.

The principal forms of capital are included in the following balances on the consolidated balance sheet: called up share capital, retained profits, other reserves and subordinated liabilities. Capital also includes the collective impairment allowances held in respect of loans and advances and the regulatory reserve.

Externally imposed capital requirements:

The Hong Kong Monetary Authority supervises the Group on a consolidated and solo-consolidated basis and, as such, receives information on the capital adequacy of, and set capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. Certain non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

The Basel Committee on Banking Supervision has published a new capital adequacy framework, known as "Basel II", for calculating minimum capital requirements. With effect from 1 January 2007, the Hong Kong Monetary Authority adopted Basel II as set out in the Banking (Capital) Rules made under the Banking Ordinances. The new Rules, which replace the Third Schedule to the Banking Ordinance, stipulate the calculation methodology for capital adequacy ratio. Basel II is structured around three "pillars": minimum capital requirements, supervisory review process and market discipline. The supervisory objectives for Basel II are to promote safety and soundness in the financial system and maintain at least the current overall level of capital in the system; enhance competitive equality; constitute a more comprehensive approach to addressing risks; and focus on internationally active bank.

62. FINANCIAL RISK MANAGEMENT (continued)

(f) Capital management (continued)

With respect to Pillar One minimum capital requirements, Basel II provides three approaches, of increasing sophistication, to the calculation of credit risk regulatory capital. The most basic, the Standardised Approach, requires banks to use external credit ratings to determine risk weightings applied to rated counterparties, and groups other counterparties into broad categories and applies standardised risk weightings to these categories. In the next level, the Foundation Internal Ratings-based Approach, allows banks to calculate their credit risk regulatory capital requirement on the basis of their internal assessment of the probabiltiy that a counterparty will default, but with quantification of exposure and loss estimates being subject to standard supervisory parameters. Finally, the Advanced Internal Ratings-based Approach, will allow banks to use their own internal assessment of not only the probability of default but also the quantification of exposure at default and loss given default.

In relation to Pillar One, the Group adopted the Standardised Approach under the Banking (Capital) Rules to calculate its credit risk and operational risk in 2007. The Group is also required to use a variety of approaches to calculate its market risk, including the internal models approach, the CAD1 model and the standardised approach for different risk categories. The Group has also obtained approval from the Hong Kong Monetary Authority to adopt the Foundation Internal Ratings-based Approach to calculate the risk-weighted assets for credit risk effective 1 January 2008.

Under Pillar Two, the Group has initiated its internal capital adequacy assessment process ("ICAAP") to comply with HKMA's requirement set out in the Supervisory Policy Manual "Supervisory Review Process". The Group will also align with HSBC Group guidance in setting up its ICAAP.

To comply with Pillar Three requirements which focuses on disclosure requirements and policies as prescribed by the Banking (Disclosure) Rules, the Group has formulated a disclosure policy which was approved by the Board with an aims of making relevant disclosures in 2007 in accordance with the disclosure rules.

During the year, the Group complied with all of the externally imposed capital requirements by the Hong Kong Monetary Authority.

63. FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) Determination of fair value

Fair value estimates are generally subjective in nature, and are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, the most suitable measure for fair value is the quoted market price. In the absence of organised secondary markets for most financial instruments, and in particular for loans, deposits and unlisted derivatives, direct market prices are not available, the fair value of such instruments is therefore calculated on the basis of well-established valuation techniques using current market parameters. In particular, the fair value is a theoretical value applicable at a given reporting date, and hence can only be used as an indicator of the value realisable in a future sale.

All valuation models are validated before they are used as a basis for financial reporting, by qualified personnel independent of the area that created the model. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate the models. These techniques involve uncertainties and are significantly affected by the assumptions used and judgement made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experiences and other factors.

The methods and significant assumptions applied in determining the fair value of financial instruments are set out in note 4(n).

63. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

(b) Fair value

All financial instruments are stated at fair value or carried at amounts not materially different from their fair values as at 31 December 2007 and 2006 except as follows:

	Group			
	2007		2006	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets				
Placings with and advances to banks and other financial institutions	113,029	113,029	99,705	99,705
Advances to customers	308,356	310,476	279,353	281,856
Held-to-maturity debt securities	18,997	19,526	16,137	16,551
Financial Liabilities				
Current, savings and other deposit accounts	546,653	546,710	482,821	482,804
Deposits from banks	19,736	19,736	17,950	17,950
Certificates of deposit and other debt securities in issue	5,685	5,621	7,595	7,448
Subordinated liabilities	9,354	8,980	7,000	7,008

	Bank			
	2007		2006	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets				
Placings with and advances to banks and other financial institutions	86,137	86,137	80,679	80,679
Advances to customers	255,413	257,579	244,235	246,741
Financial Liabilities				
Current, savings and other deposit accounts	533,330	533,386	478,712	478,694
Deposits from banks	12,593	12,593	17,680	17,680
Certificates of deposit and other debt securities in issue	7,203	7,169	7,623	7,477
Subordinated liabilities	9,354	8,980	7,000	7,008

64. COMPARATIVE FIGURES

As a result of adopting the amendments to HKAS 1, Presentation of Financial Statements: Capital Disclosures, and complying with the Banking (Disclosure) Rules, certain comparative figures have been adjusted to conform with changes in disclosures in the current year and to show separately comparative amounts in respect of items disclosed for the first time in 2007. Further details of these developments are disclosed in note 5.

65. POST BALANCE SHEET EVENT

On 31 January 2008, Hang Seng Bank signed an agreement to subscribe for 20 per cent of the enlarged share capital of Yantai City Commercial Bank ("YTCCB") in mainland China for a total consideration of RMB800 million. Upon successful completion of the share subscription, Hang Seng will become the largest shareholder of YTCCB. The share subscription and the terms of the agreement are subject to the approval of the China Banking Regulatory Commission, other relevant regulatory authorities, and shareholders of YTCCB.

66. PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding companies of the Bank are The Hongkong and Shanghai Banking Corporation Limited (incorporated in Hong Kong) and HSBC Holdings plc (incorporated in England) respectively.

67. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on 3 March 2008.

INDEPENDENT AUDITOR'S REPORT TO THE SHAREHOLDERS OF HANG SENG BANK LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Hang Seng Bank Limited ("the Bank") set out on pages 83 to 204, which comprise the consolidated and the Bank balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of recognised income and expense and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Bank are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

3 March 2008

These notes set out on pages 206 to 216 are supplementary to and should be read in conjunction with the consolidated financial statements set out on pages 83 to 204. The consolidated financial statements and these supplementary notes taken together comply with the Banking (Disclosure) Rules ("Rules") made under section 60A of the Banking Ordinance.

1. BASIS OF PREPARATION

(a) Except where indicated otherwise, the financial information contained in these supplementary notes has been prepared on a consolidated basis in accordance with Hong Kong Financial Reporting Standards. Some parts of these supplementary notes, however, are required by the Rules to be prepared on a different basis. In such cases, the Rules require that certain information is prepared on a basis which excluded some of the subsidiaries of the Bank.

Further information regarding subsidiaries that are not included in the consolidation for regulatory purpose is set out in note 2 to the supplementary notes to the financial statements.

(b) The accounting policies applied in preparing these supplementary notes are the same as those applied in preparing the consolidated financial statements for the year ended 31 December 2007 as set out in note 4 to the financial statements.

(c) Certain comparative figures have not been provided where the current year is the first year of disclosure and the provision of comparative figures is impracticable.

2. CAPITAL ADEQUACY

(a) Capital adequacy ratios

The capital adequacy ratios as at 31 December 2007 are computed on the consolidated basis of the Bank and certain of its subsidiaries as specified by the HKMA for its regulatory purposes, and are in accordance with the Banking (Capital) Rules of the Hong Kong Banking Ordinance which became effective on 1 January 2007. In accordance with the Capital Rules, the Bank has adopted the "standardised approach" for the calculation of the risk-weighted assets for credit risk and operational risk and the "internal models approach" for the calculation of market risk.

The capital ratios at 31 December 2006 was compiled in accordance with the Third Schedule to the Hong Kong Banking Ordinance and adjusted in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" issued by the HKMA. As there are significant differences between the Capital Rules and the Third Schedule on requirements in the scope of consolidation and the calculation of capital base and risk-weighted assets, the capital ratios of the two years are not directly comparable.

In accordance with the HKMA guideline *Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting*, the Group has earmarked a "regulatory reserve" of HK$911 million from retained profits. This regulatory reserve is included as supplementary capital together with the Group's collectively assessed impairment allowances.

2. CAPITAL ADEQUACY (continued)

(a) Capital adequacy ratios (continued)

The capital base after deductions used in the calculation of capital adequacy ratios as at 31 December and reported to HKMA is analysed as follows:

	2007	2006
Capital base		
Core capital:		
– share capital	9,559	9,559
– retained profits	29,437	25,823
– classified as regulatory reserve	(911)	(518)
– less: goodwill	(283)	(330)
– less: 50 per cent of total unconsolidated investments and other deductions	(5,875)	–
– total core capital	31,927	34,534
Supplementary capital:		
– fair value gains on the revaluation of property	3,466	4,259
– fair value gains on the revaluation of available-for-sale investment and equity	823	542
– collectively assessed impairment allowances	636	518
– regulatory reserve	911	518
– term subordinated debt	10,354	7,988
– less: 50 per cent of total unconsolidated investments and other deductions	(5,875)	–
– total supplementary capital	10,315	13,825
Unconsolidated investment and other deductions	–	(4,242)
Total capital base after deductions	42,242	44,117
Risk-weighted assets		
– credit risk	342,798	321,677
– market risk	2,166	2,330
– operational risk	33,558	–
	378,522	324,007
Capital adequacy ratio	11.2%	13.6%
Core capital ratio	8.4%	10.7%

2. CAPITAL ADEQUACY (continued)

(b) Basis of consolidation

The basis of consolidation for calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are "regulated financial entities" (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base. The unconsolidated regulated financial entities are:

Hang Seng Bank (Trustee) Limited
Hang Seng Bank Trustee (Bahamas) Limited
Hang Seng Bank Trustee International Limited
Hang Seng Futures Limited
Hang Seng General Insurance (Hong Kong) Company Limited
(Formerly known as: Bankers Alliance Insurance Company Limited)
Hang Seng Insurance Company Limited
Hang Seng Insurance (Bahamas) Limited
Hang Seng Investment Management Limited
Hang Seng Investment Services Limited
Hang Seng Life Limited
Hang Seng (Nominee) Limited
Hang Seng Securities Limited

The Group operates subsidiaries in a number of countries and territories where capital will be governed by local rules and there may be restrictions on the transfer of regulatory capital and funds between members of the banking group.

3. CREDIT RISK

(a) The Group uses the following external credit assessment institutions ("ECAIs") to calculate its capital adequacy requirements under the standardised (credit risk) approach prescribed in the Banking (Capital) Rules:

- Fitch Ratings
- Moody's Investors Service
- Standard & Poor's Ratings Services, and
- Rating and Investment Information, Inc.

3. CREDIT RISK (continued)

The capital requirements on each class of exposures under the standardised (credit risk) approach at the balance sheet date are summarised as follows:

	2007
On-balance sheet	
Sovereign exposures	78
Public sector entity exposures	394
Multilateral development bank exposures	–
Bank exposures	7,328
Securities firm exposures	126
Corporate exposures	11,090
Collective investment scheme exposures	188
Cash items	2
Regulatory retail exposures	1,353
Residential mortgage loans	3,705
Other exposures which are not past due exposures	1,398
Past due exposures	69
Total capital charge for on-balance sheet exposures	25,731
Off-balance sheet	
Direct credit substitutes	291
Transaction-related contingencies	32
Trade-related contingencies	164
Forward asset purchases	9
Partly paid-up shares and securities	–
Forward forward deposits placed	–
Unconditionally cancellable commitments	–
Other commitments	864
Exchange rate contracts	191
Interest rate contracts	41
Equity contracts	101
OTC derivative transactions and credit derivative contracts subject to valid bilateral netting agreements	–
Other off-balance exposures which are not elsewhere specified	–
Total capital charge for off-balance sheet exposures	1,693
Total capital charge for credit risk	27,424

The capital requirement is made by multiplying the Group's risk-weighted amount derived from the relevant calculation approach by 8 per cent. It does not reflect the Group's actual regulatory capital.

3. CREDIT RISK (continued)

(b) Where exposures have been rated by the above-mentioned ECAIs, they are categorised under the following class of exposures:

- Sovereign exposures
- Public sector entity exposures
- Multilateral development bank exposures
- Bank exposures
- Securities firm exposures
- Corporate exposures
- Collective investment scheme exposures

(c) The process used to map ECAIs issuer ratings or ECAIs issue specific ratings in the Group's banking book is consistent with those prescribed in the Banking (Capital) Rules.

4. COUNTERPARTY CREDIT RISK-RELATED EXPOSURES

(a) In respect of the Group's counterparty credit risk which arises from over-the-counter ("OTC") derivative transactions, repo-style transactions and credit derivative contracts (other than recognised credit derivative contracts), all credit limits are established in advance of transacting the business and credit and settlement risk must be correctly captured, monitored and reported in accordance with the Group risk methodologies. Credit exposures are divided into two categories: (1) exposure measures in book or market value terms depending on the product involved; and (2) exposure measures on the basis of 95 percentile potential worst case loss estimates. These methods of calculating credit exposure applies to all counterparties in transaction and differences in credit quality are reflected in the size of the limits.

The policy for secured collateral on derivatives is guided by the Group's internal Best Practice Guidelines ensuring the due-diligence necessary to fully understand the effectiveness of netting and collateralisation by jurisdiction, counterparty, product and agreement type is fully assessed and that the due-diligence standards are high and consistently applied.

(b) Counterparty credit risk exposures

	OTC derivative transactions
2007	
OTC derivative transactions:	
Gross total positive fair value which are not repo-style transactions	4,168
Credit equivalent amount	12,824
Value of recognised collateral by type:	
Debt securities	–
Others	–
	–
Credit equivalent amounts or net credit exposures net of recognised collateral held	12,824
Risk-weighted amounts	4,168
Notional amounts of recognised credit derivative contracts which provide credit protection	–

There was no outstanding repo-style transactions and credit derivative contracts at 31 December 2007.

4. COUNTERPARTY CREDIT RISK-RELATED EXPOSURES (continued)

(c) Major classes of exposures by counterparty type

	Contract amount	Credit equivalent amount	Risk-weighted amounts
2007			
Sovereign	–	–	–
Public sector entities	987	8	2
Banks	791,396	11,251	2,718
Corporates	31,187	1,565	1,448
	823,570	12,824	4,168

5. CREDIT RISK MITIGATION

(a) The Group's policy provides that netting is only to be applied where it has the legal right to do so.

Under the Banking (Capital) Rules, recognised netting is defined as any netting done pursuant to a valid bilateral netting arrangement. Consistent with the Banking (Capital) Rules, only bilateral netting arrangements are included for capital adequacy credit risk mitigation calculation. While the use of multi-lateral netting arrangement is allowed for internal credit risk management, it is not a valid credit risk mitigation under the Banking (Capital) Rules.

It is the Group's policy that all corporate and institutional facilities be reviewed (and hence revalued) at least on an annual basis. Where facilities have been overdue for more than 90 days and are tangibly secured, the collateral must be revalued not less than every 3 months.

For residential mortgages, valuations must be updated at a minimum of once every three years for residential real estate portfolios exceeding USD500 million through the consistent use of reputable local house or real estate price indices and/or in-house estimates. Where the market is subject to significant changes in conditions, revaluation should be more frequent.

For accounts more than 90 days past due, an updated valuation on the mortgaged property is required upon downgrading. An updated valuation must be obtained on an annual basis or earlier if there is reason to believe that the value of the property has declined.

The main types of recognised collateral taken by the Group are those as stated in section 80 of the Banking (Capital) Rules, including (but not limited to) cash on deposit, gold bullion, equities listed in a main index and/or a recognised exchange, units or shares in collective investment schemes and various recognised debt securities.

As stated in sections 98 and 99 of the Banking (Capital) Rules, certain guarantees and credit derivative contracts are recognised for credit risk mitigation purposes. The main types of guarantees are from sovereigns, corporate and banks. With corporate guarantees, in order for it to be recognised as a credit risk mitigants, it must have a credit rating of A- or better by Standard & Poor's Ratings Services, Fitch Ratings and Rating and Investment Information, Inc, or a credit rating of A3 or better by Moody's Investors Service. With sovereign and bank guarantees, these exposures are managed by central teams in HSBC Group Head Office in London.

There is immaterial credit and market risks concentrations within the credit risk mitigants (recognised collateral and guarantees) used by the Group.

5. CREDIT RISK MITIGATION (continued)

(b) Credit risk exposures

2007

Class of exposures	Total exposures*	Exposures after recognised credit risk mitigation: Rated	Exposures after recognised credit risk mitigation: Unrated	Risk-weighted amounts: Rated	Risk-weighted amounts: Unrated	Total risk-weighted amounts	Total exposures covered by recognised collateral	Total exposures covered by recognised guarantees or recognised credit derivative contracts
On-balance sheet								
Sovereign	15,418	17,123	–	969	–	969	–	–
Public sector entity	6,222	24,636	–	4,927	–	4,927	–	552
Multilateral development bank	5,702	5,702	–	–	–	–	–	–
Bank	308,470	309,506	1,051	91,071	526	91,597	–	719
Securities firm	3,215	91	3,064	46	1,532	1,578	60	–
Corporate	158,990	12,027	134,150	4,472	134,150	138,622	9,573	8,698
Collective investment scheme	2,354	–	2,354	–	2,354	2,354	–	–
Cash items	6,804	–	6,804	–	30	30	–	–
Regulatory retail	22,823	–	22,544	–	16,908	16,908	279	–
Residential mortgage loan	128,762	–	109,735	–	46,307	46,307	61	18,966
Other exposures which are not past due exposures	17,964	621	16,856	621	16,856	17,477	486	–
Past due exposures	768	–	768	–	862	862	171	137
	677,492	369,706	297,326	102,106	219,525	321,631	10,630	29,072
Off-balance sheet								
Off-balance sheet exposures other than OTC derivative transactions or credit derivative contracts	19,264	2,622	16,642	1,292	15,707	16,999	636	73
OTC derivative contracts	12,824	11,258	1,566	2,718	1,450	4,168		
Credit derivative contracts	–	–	–	–	–	–		
Other off-balance sheet exposures not elsewhere specified	–	–	–	–	–	–		
	32,088	13,880	18,208	4,010	17,157	21,167		
Total	709,580	383,586	315,534	106,116	236,682	342,798		
Exposures deducted from capital base	–							

* Principal amount or credit equivalent amount, as applicable, net of specific provisions.

6. ASSET SECURITISATION

There was no asset securitisation for which the Group is an originating institution or an investing institution at 31 December 2007.

7. MARKET RISK

The Hong Kong Monetary Authority has granted approval under section 18(2)(a) and 18(5) of the Banking (Capital) Rules for the Group to use the Internal Models Approach ("IMM") to calculate its market risk for foreign exchange risk and general interest rate risk. Standardised Approach is used for the calculation of specific interest rate risk, equity risk and commodity risk.

	2007
Market risk calculated by:	
– Internal Models Approach	
– Foreign exchange exposures and general interest rate exposures	141
– Standardised Approach	
– Specific interest rate exposures	32
– Equity exposures	–
– Commodity exposures	–
Total capital charge for market risk	173

8. OPERATIONAL RISK CAPITAL CHARGE

The Hong Kong Monetary Authority has granted approval under section 25(2) of the Banking (Capital) Rules for the Group to use the Standardised Approach to calculate its operational risk.

	2007
Capital charge for operational risk	2,685

9. EQUITY EXPOSURES IN BANKING BOOK

Investments in equity shares which are intended to be held on a continuing basis, but which do not comprise investments in associates, jointly controlled entities or subsidiaries, are classified as available-for-sale securities and are reported in the balance sheet as "Financial investments". Available-for-sale securities are measured at fair value as described in Notes 4(g)(iii) and 4(n) on the financial statements. Included within this category are investments made by the Group for strategic purposes, which are subject to additional internal procedures and approvals to ensure that the investment is in accordance with the Group's strategy and to ensure compliance with all relevant regulatory and legal restrictions. In some cases, additional investments may be made later such that the investee becomes an associate, jointly controlled entity or subsidiary, at which point the investment is reclassified in accordance with the Group's accounting policies.

	2007
Cumulative realised gains on disposal	442
Unrealised gains:	
– recognised in reserve but not through the income statement	1,552
– deducted from the supplementary capital	–

10. ANALYSIS OF GROSS ADVANCES TO CUSTOMERS BY CATEGORIES BASED ON INTERNAL CLASSIFICATION USED BY THE GROUP

Impaired advances, overdue advances, individually assessed and collectively assessed loan impairment allowances, the amount of new impairment allowances charged to income statement, and the amount of impaired loans and advances written off during the year in respect of industry sectors which constitute not less than 10 per cent of gross advances to customers are analysed as follows:

	Group					
	Gross advances	Impaired advances	Individually assessed loan impairment allowances	Collectively assessed loan impairment allowances	New impairment allowances	Advances written off during the year
2007						
Residential mortgages	100,725	474	(31)	(95)	19	15
Commercial, industrial and international trade	58,967	594	(361)	(316)	367	196
Commercial real estate	32,861	22	–	(5)	–	–
Other property-related lending	45,058	21	(8)	(43)	5	23
2006						
Residential mortgages	94,352	599	(52)	(109)	38	21
Commercial, industrial and international trade	48,560	449	(303)	(253)	273	194
Commercial real estate	32,957	91	(1)	(6)	1	–
Other property-related lending	36,370	110	(32)	(70)	14	4

11. NON-BANK MAINLAND EXPOSURES

The analysis of non-bank Mainland exposures is based on the categories of non-bank counterparties and the type of direct exposures defined by the HKMA under the Banking (Disclosure) Rules with reference to the HKMA return for non-bank Mainland exposures, which includes the Mainland exposures extended by the Bank and its overseas branches and overseas subsidiaries only.

In May 2007, Hang Seng Bank (China) Limited ("HACN"), the Bank's wholly owned subsidiary incorporated in Mainland, was established to take over all assets and liabilities of the Bank's Mainland branches except those retained in a wholesale branch in Shenzhen. In accordance with the HKMA return as of 31 December 2007, the Mainland exposures of HACN are shown separately in the table below:

	On-balance sheet exposure	Off-balance sheet exposure	Total exposures	Individually assessed allowances
2007				
Mainland entities	7,246	6,111	13,357	1
Companies and individuals outside Mainland where the credit is granted for use in Mainland	6,397	5,376	11,773	88
Other counterparties where the exposure is considered by the Bank to be non-bank Mainland exposure	50	278	328	–
	13,693	11,765	25,458	89
Mainland exposures of HACN	25,582	9,966	35,548	125
	39,275	21,731	61,006	214
2006				
Mainland entities	22,078	11,542	33,620	13
Companies and individuals outside Mainland where the credit is granted for use in Mainland	6,387	4,659	11,046	163
Other counterparties where the exposure is considered by the Bank to be non-bank Mainland exposure	1,878	223	2,101	–
	30,343	16,424	46,767	176

12. CROSS-BORDER CLAIMS

Cross-border claims include receivables and loans and advances, and balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments, as well as accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institutions, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims are shown as follows:

	Banks & other financial institutions	Public sector entities	Sovereign & other	Total
2007				
Asia-Pacific excluding Hong Kong:				
– Australia	33,865	–	397	34,262
– Other	64,778	–	18,855	83,633
	98,643	–	19,252	117,895
The Americas:				
– United States	29,111	1,187	6,866	37,164
– Other	14,473	240	7,944	22,657
	43,584	1,427	14,810	59,821
Europe:				
– United Kingdom	33,031	–	8,511	41,542
– Other	123,002	–	4,627	127,629
	156,033	–	13,138	169,171
2006				
Asia-Pacific excluding Hong Kong:				
– Australia	33,724	–	1,355	35,079
– Other	49,686	–	10,924	60,610
	83,410	–	12,279	95,689
The Americas:				
– United States	25,998	1,362	9,203	36,563
– Other	18,800	754	9,565	29,119
	44,798	2,116	18,768	65,682
Europe:				
– United Kingdom	38,203	–	9,619	47,822
– Other	101,810	–	4,978	106,788
	140,013	–	14,597	154,610

ANALYSIS OF SHAREHOLDERS

At 31 December 2007	Shareholders		Shares of HK$5 each	
	Number	Percentage of total	Number in millions	Percentage of total
Number of shares held				
1 - 500	6,027	32.04	1.5	0.08
501 - 2,000	6,012	31.96	7.3	0.38
2,001 - 5,000	3,245	17.25	11.0	0.58
5,001 - 20,000	2,673	14.21	27.1	1.42
20,001 - 50,000	549	2.92	16.9	0.88
50,001 - 100,000	162	0.86	11.7	0.61
100,001 - 200,000	80	0.42	11.3	0.59
Over 200,000	65	0.34	1,825.0	95.46
	18,813	100.00	1,911.8	100.00
Geographical Distribution				
Hong Kong	18,435	97.99	1,908.1	99.81
Malaysia	76	0.40	0.6	0.03
Singapore	44	0.23	2.0	0.10
Macau	34	0.18	0.1	0.01
Canada	63	0.34	0.2	0.01
United Kingdom	41	0.22	0.1	0.01
United States of America	45	0.24	0.3	0.01
Australia	45	0.24	0.3	0.01
Others	30	0.16	0.1	0.01
	18,813	100.00	1,911.8	100.00

SUBSIDIARIES*

Beautiful Fountain Investment Company Limited *(In members' voluntary liquidation)*

Everlasting International Limited

Fulcher Enterprises Company Limited

Full Wealth Investment Limited

Hang Seng Asset Management Pte Ltd

Hang Seng Bank (Bahamas) Limited

Hang Seng Bank (China) Limited

Hang Seng Bank (Trustee) Limited

Hang Seng Bank Trustee (Bahamas) Limited

Hang Seng Bank Trustee International Limited

Hang Seng Bullion Company Limited

Hang Seng Credit Limited

Hang Seng Credit (Bahamas) Limited

Hang Seng Data Services Limited

Hang Seng Finance Limited

Hang Seng Finance (Bahamas) Limited

Hang Seng Financial Information Limited

Hang Seng Futures Limited

Hang Seng General Insurance (Hong Kong) Company Limited

Hang Seng Indexes Company Limited

Hang Seng Insurance Company Limited

Hang Seng Insurance (Bahamas) Limited

Hang Seng Investment Management Limited

Hang Seng Investment Services Limited

Hang Seng Life Limited

Hang Seng (Nominee) Limited

Hang Seng Real Estate Management Limited

Hang Seng Security Management Limited

Hang Seng Securities Limited

Haseba Investment Company Limited

Hayden Lake Limited

High Time Investments Limited

HSI International Limited

Imenson Limited

Mightyway Investments Limited

Silver Jubilee Limited

Yan Nin Development Company Limited

** As defined in Section 2 of Hong Kong Companies Ordinance.*

CORPORATE INFORMATION

Honorary Senior Advisor to the Bank
The Honourable Lee Quo-Wei GBM, JP

BOARD OF DIRECTORS

Chairman
Raymond K F Ch'ien GBS, CBE, JP

Vice-Chairman
Raymond C F Or JP

Directors
Edgar D Ancona
John C C Chan GBS, JP
Patrick K W Chan
Y T Cheng DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)
Marvin K T Cheung DBA(Hon), SBS, OBE, JP
Alexander A Flockhart CBE
Jenkin Hui
Peter T C Lee JP
Eric K C Li FCPA(Practising), GBS, OBE, JP
Vincent H S Lo GBS, JP
Joseph C Y Poon
David W K Sin DSSc(Hon)
Richard Y S Tang MBA, BBS, JP
Peter T S Wong JP

Secretary
C C Li

REGISTERED OFFICE
83 Des Voeux Road Central, Hong Kong
Telephone: (852) 2198 1111
Facsimile: (852) 2868 4047
Telex: 73311 73323
SWIFT: HASE HK HH
Website: http://www.hangseng.com

STOCK CODE
The Stock Exchange of Hong Kong Limited: 11

REGISTRARS
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong

DEPOSITORY*
The Bank of New York Mellon
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258, USA
Telephone: 1-201-680-6825
Toll free (domestic): 1-888-BNY-ADRS
Website: www.bnymellon.com\shareowner
Email: shrrelations@bnymellon.com

* The Bank offers investors in the United States a Sponsored Level-1 American Depositary Receipts Programme through The Bank of New York Mellon.

ANNUAL REPORT 2007
The Annual Report 2007 in both English and Chinese is now available in printed form and on the Bank's website: http://www.hangseng.com.

Shareholders who:

A) receive this Annual Report 2007 by electronic means and wish to receive a printed copy; or

B) receive this Annual Report 2007 in either English or Chinese and wish to receive a printed copy of the other language version,

may send a notice in writing to the Bank's Registrars:

Computershare Hong Kong Investor Services Limited
Rooms 1806-7, 18th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Facsimile: (852) 2529 6087
Email: hkinfo@computershare.com.hk

Shareholders who have chosen to receive this Annual Report 2007 by electronic means through the Bank's website and who, for any reason, have difficulty in receiving or gaining access to this Annual Report 2007, may submit a written request to the Bank's Registrars, Computershare Hong Kong Investor Services Limited, and be sent this Annual Report 2007 in printed form free of charge.

Shareholders may change their choice of language or means of receipt of the Bank's future corporate communications at any time, free of charge, by completing and sending to the Bank's Registrars, Computershare Hong Kong Investor Services Limited, a change request form which can be obtained from the Bank's Registrars.

CALENDAR

2007 Full Year Results

Announcement date	3 March 2008

2007 Fourth Interim Dividend*

Announcement date	3 March 2008
Book close and record date	18 March 2008
Payment date	28 March 2008

2007 Annual Report

posted to shareholders in late March 2008

Annual General Meeting

to be held on 24 April 2008

2008 Half Year Results

Announcement date	4 August 2008

2008 Interim Report

posted to shareholders in late August 2008

Proposed dates for 2008:

2008 First Interim Dividend

Announcement date	28 April 2008
Book close and record date	20 May 2008
Payment date	5 June 2008

2008 Second Interim Dividend

Announcement date	4 August 2008
Book close and record date	20 August 2008
Payment date	4 September 2008

2008 Third Interim Dividend

Announcement date	3 November 2008
Book close and record date	20 November 2008
Payment date	10 December 2008

2008 Full Year Results

Announcement date	2 March 2009

2008 Fourth Interim Dividend

Announcement date	2 March 2009
Book close and record date	18 March 2009
Payment date	31 March 2009

* The Register of Shareholders of the Bank will be closed on Tuesday, 18 March 2008, during which no transfer of shares can be registered. To qualify for the fourth interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 pm on Monday, 17 March 2008. The fourth interim dividend will be payable on Friday, 28 March 2008 to shareholders on the Register of Shareholders of the Bank on Tuesday, 18 March 2008.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Hang Seng Bank Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

HANG SENG BANK

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RE-ELECTION OF DIRECTORS AND REMUNERATION OF DIRECTORS, AND NOTICE OF ANNUAL GENERAL MEETING

Hang Seng Bank Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 11)

The notice convening an Annual General Meeting of Hang Seng Bank Limited (the "Bank") to be held at Penthouse of Hang Seng Bank Headquarters, 83 Des Voeux Road Central, Level 24, Hong Kong on Thursday, 24 April 2008 at 3:30 pm (the "2008 Annual General Meeting"), at which, among others, the proposals relating to general mandates to issue shares and repurchase shares of the Bank will be considered, is set out on pages 13 to 16 of this circular.

The action to be taken by shareholders is set out on page 4 of this circular. Whether or not you propose to attend the 2008 Annual General Meeting, you are requested to complete and return the form of proxy to the Legal and Company Secretarial Services Department, Hang Seng Bank Limited, at 83 Des Voeux Road Central, Hong Kong as instructed as soon as possible and in any event not less than 48 hours before the time appointed for holding the 2008 Annual General Meeting.

25 March 2008

Member HSBC *Group*

printed on environmentally friendly paper

HANG SENG BANK LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 11)

Directors:
Dr Raymond K F Ch'ien GBS, CBE, JP, *Chairman**
Mr Raymond C F Or JP, *Vice-Chairman and Chief Executive*
Mr Edgar D Ancona#
Mr John C C Chan GBS, JP*
Mr Patrick K W Chan
Dr Y T Cheng DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)*
Dr Marvin K T Cheung DBA(Hon), SBS, OBE, JP*
Mr Alexander A Flockhart CBE#
Mr Jenkin Hui*
Mr Peter T C Lee JP*
Dr Eric K C Li FCPA (Practising), GBS, OBE, JP*
Dr Vincent H S Lo GBS, JP#
Mr Joseph C Y Poon
Dr David W K Sin DSSc(Hon)*
Mr Richard Y S Tang MBA, BBS, JP*
Mr Peter T S Wong JP#

Registered Office:
83 Des Voeux Road Central
Hong Kong

* *Independent non-executive Directors*
# *Non-executive Directors*

25 March 2008

To the Shareholders

Dear Sir or Madam

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RE-ELECTION OF DIRECTORS AND REMUNERATION OF DIRECTORS, AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to seek your approval of proposals to (i) grant general mandates to issue shares and to repurchase shares; (ii) to re-elect the retiring Directors; and (iii) to fix the Directors' remuneration, and to provide you with information in connection with such proposals. Your approval on such proposals will be sought at the 2008 Annual General Meeting.

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

Similar to the Annual General Meeting of the Bank held on 2 May 2007, ordinary resolutions will be proposed at the 2008 Annual General Meeting to give general mandates to the Directors (i) to repurchase shares of the Bank on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of up to 10 per cent of the aggregate nominal

amount of the issued share capital of the Bank as at the date of passing the resolution; and (ii) to allot, issue and otherwise deal with additional shares up to a limit equal to, where the additional shares are to be allotted wholly for cash, 5 per cent and in any event 20 per cent of the aggregate nominal amount of the shares of the Bank in issue as at the date of passing the resolution. The purpose of the general mandate to issue shares is to enable the Directors to issue additional shares should the need arise (for example, in the context of a transaction which has to be completed speedily). The Directors consider it good corporate governance practice for the Bank to impose a limit of 5 per cent where additional shares are allotted wholly for cash. The 20 per cent limit to the general mandate to issue additional shares is imposed pursuant to the requirement of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). No shares have been repurchased and no shares have been allotted, issued or otherwise dealt with pursuant to these mandates. The Directors have no present intention to exercise the general mandates to issue additional shares and to repurchase shares of the Bank.

As at 20 March 2008 (the latest practicable date prior to the printing of this circular), the issued share capital of the Bank comprised 1,911,842,736 shares with a nominal amount of HK$5 each. On the basis that no further shares are issued and/or repurchased by the Bank between 20 March 2008 and the date of the 2008 Annual General Meeting, the Bank would be allowed under the general mandate to issue shares to allot and issue up to 382,368,547 shares representing 20% of the aggregate nominal amount of the issued share capital of the Bank at the date of the 2008 Annual General Meeting.

Under the terms of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "Companies Ordinance") and the Listing Rules, these general mandates will lapse upon the conclusion of the forthcoming 2008 Annual General Meeting, unless renewed at that meeting. The Directors take the view that it would be in the interests of the Bank if the general mandates were renewed. In this connection, resolutions will be proposed to renew these mandates and the explanatory statement giving certain information regarding the repurchase resolution as required under the Listing Rules is set out in Appendix I to this circular.

RE-ELECTION OF DIRECTORS

At the 2008 Annual General Meeting, Dr Y T Cheng, Dr Marvin K T Cheung, Mr Jenkin Hui and Mr Joseph C Y Poon will retire as Directors by rotation and, being eligible, offer themselves for re-election in accordance with Articles 100 to 102 of the Bank's Articles of Association.

Dr Raymond K F Ch'ien and Mr Alexander A Flockhart who were appointed the Chairman and a non-executive Director of the Bank respectively with effect from 6 August 2007 will retire under Article 106 of the Bank's Articles of Association and, being eligible, offer themselves for re-election.

Particulars of the above mentioned Directors are set out in Appendix II to this circular.

REMUNERATION OF DIRECTORS

The current scale of the Directors' fees of the Bank, which is HK$230,000 per annum for Chairman and HK$150,000 per annum for other Directors, was recommended by the Board of Directors of the Bank and approved by the shareholders at the Annual General Meeting of the Bank held on 26 April 2006.

Having regard to recent market development and the expansion of the Bank's business, which continue to increase the commitment required of Directors, a resolution will be proposed under Agenda item No. 3 of the 2008 Annual General Meeting to increase the fees of the Chairman and each of the non-executive Directors to HK$360,000 per annum and HK$280,000 per annum respectively. If approved by shareholders, the proposed increase in the fees payable to the Chairman and non-executive Directors will be with retrospective effect from 1 January 2008. The executive Directors of the Bank are paid in accordance with their remuneration packages. At the 2008 Annual General Meeting, no Directors' fees are expected to be proposed to be paid to the executive Directors of the Bank commencing from 1 January 2008.

In arriving at the above proposal, the Management of the Bank has considered:

(a) the time and effort that a non-executive Director has to spend for discharging his duty; and

(b) the directors' fees offered by other Hang Seng Index ("HSI") constituent companies. According to a review conducted by Hong Kong Exchanges and Clearing Limited in 2006, the mean for annual fees paid to non-executive Directors of HSI constituent companies was about HK$292,089.

The proposed increments will bring the amount of the Chairman's fee and the non-executive Directors' fees in line with those of the market. The difference in the amount of fees payable to the Chairman and other non-executive Directors is to reflect the heavier workload and responsibilities of the Chairman. Further, the proposed structure of Directors' fees aligns with the practice adopted by other major listed companies in differentiating the remuneration for the Chairman and other Board members.

PROCEDURES TO DEMAND A POLL AT THE 2008 ANNUAL GENERAL MEETING

As a good corporate governance practice, the Chairman of the Meeting intends to demand a poll on each of the resolutions set out in the notice of the 2008 Annual General Meeting.

In accordance with Article 63 of the Bank's Articles of Association, every resolution put to the vote of the Meeting shall be decided on a show of hands, unless before or upon the declaration of the result of the show of hands, a poll is demanded by:

(i) the Chairman of the Meeting; or

(ii) at least two shareholders present in person or by proxy for the time being entitled to vote at the Meeting; or

(iii) a shareholder or shareholders representing not less than 10 per cent of the total voting rights of all the shareholders having the right to vote at the Meeting; or

(iv) a shareholder or shareholders holding shares conferring a right to vote at the Meeting being shares on which an aggregate sum has been paid up equal to not less than 10 per cent of the total sum paid up on all the shares conferring that right.

In accordance with Article 64 of the Bank's Articles of Association, if a poll be demanded in manner aforesaid, it shall be taken at such time and place, and in such manner, as the Chairman of the Meeting shall direct (including the use of ballot or voting papers or tickets), and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded.

ACTION TO BE TAKEN

A notice of the 2008 Annual General Meeting is set out on pages 13 to 16 of this circular. At the 2008 Annual General Meeting, ordinary resolutions, among others, will be proposed to:

(a) grant to the Directors a general mandate to allot, issue and deal with additional shares up to an aggregate nominal amount not exceeding 20 per cent of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution provided that the additional shares to be allotted by the Board pursuant to this mandate wholly for cash shall not in aggregate exceed 5 per cent of the issued share capital; and

(b) grant to the Directors a general mandate to repurchase on the Stock Exchange shares representing up to 10 per cent of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution (the "Repurchase Mandate").

Enclosed with the Annual Report and audited financial statements for the year ended 31 December 2007 is a form of proxy for use at the 2008 Annual General Meeting. Whether or not you intend to attend the 2008 Annual General Meeting, you are requested to complete the form of proxy and return it to the Legal and Company Secretarial Services Department, Hang Seng Bank Limited, at 83 Des Voeux Road Central, Hong Kong so as to be received not less than 48 hours before the time appointed for holding of the 2008 Annual General Meeting. The return of a form of proxy will not preclude a shareholder from attending and voting in person at the 2008 Annual General Meeting.

RECOMMENDATION

The Directors believe that the proposed general mandate to issue shares of the Bank and the Repurchase Mandate and re-election of Directors are in the best interests of the Bank as well as its shareholders. Accordingly, the Directors recommend that all shareholders of the Bank vote in favour of the resolutions to be proposed at the 2008 Annual General Meeting.

Yours faithfully

Raymond K F Ch'ien

Raymond K F Ch'ien
Chairman

This Appendix serves as an explanatory statement, as required by the Listing Rules, and also a memorandum of the terms of a proposed repurchase, as required by section 49BA(3)(b) of the Companies Ordinance, to provide information to you with regard to the Repurchase Mandate.

1. SHARE CAPITAL

As at 20 March 2008 (the latest practicable date prior to the printing of this circular), the issued share capital of the Bank comprised 1,911,842,736 shares with a nominal amount of HK$5 each (the "Shares"). Subject to the passing of the necessary ordinary resolution and on the basis that no further Shares are issued or repurchased prior to the 2008 Annual General Meeting, exercise in full of the Repurchase Mandate could accordingly result in up to 191,184,273 Shares being repurchased by the Bank during the course of the period prior to the next annual general meeting of the Bank to be held in 2009.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Bank and its shareholders to have a general authority from shareholders to enable the Directors to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Bank and/or net assets per Share and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Bank and its shareholders.

3. FUNDING OF REPURCHASES

Repurchases of Shares will be funded entirely from the Bank's available cash flow or working capital facilities, and will, in any event, be made out of funds legally available for the repurchase in accordance with the Memorandum and Articles of Association of the Bank and the applicable laws of Hong Kong.

The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank. However, there might be a material adverse effect on the working capital requirements or gearing levels of the Bank (as compared with the position disclosed in the audited financial statements contained in the Annual Report for the year ended 31 December 2007) in the event that the Repurchase Mandate is exercised in full at any time.

4. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates, have any present intention to sell any Shares to the Bank if the Repurchase Mandate is approved by shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

The Directors are not aware of any consequences which could arise under the Hong Kong Codes on Takeovers and Mergers (the "Takeovers Code") as a consequence of any repurchases pursuant to the Repurchase Mandate. As at 20 March 2008 (the latest practicable date prior to the printing of this circular), The Hongkong and Shanghai Banking Corporation Limited beneficially owned Shares representing approximately 62.14 per cent of the issued share capital of the Bank. If the Directors were to exercise the Repurchase Mandate in full, such number of Shares would represent approximately 69.05 per cent of the issued share capital of the Bank. Such an increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code.

No purchase has been made by the Bank of its Shares in the six months prior to the date of this circular (whether on the Stock Exchange or otherwise).

The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank, has undertaken not to sell any Shares to the Bank under the Repurchase Mandate if the Repurchase Mandate is approved by shareholders and exercised by the Directors. Save as aforesaid, no connected person (as defined in the Listing Rules) has notified the Bank that he or she has a present intention to sell Shares to the Bank, or has undertaken not to sell any Shares to the Bank, if the Repurchase Mandate is approved by shareholders.

5. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
March 2007	113.00	105.60
April 2007	113.70	109.30
May 2007	113.40	107.10
June 2007	110.00	104.10
July 2007	124.40	105.70
August 2007	123.90	106.20
September 2007	140.00	120.00
October 2007	158.70	136.00
November 2007	158.30	133.80
December 2007	170.00	143.00
January 2008	167.30	137.00
February 2008	153.10	133.20
1 to 20 March 2008	151.00	133.00

Particulars of the retiring Directors subject to re-election at the 2008 Annual General Meeting are set out below:

Dr Raymond Kuo Fung CH'IEN GBS, CBE, JP note

Dr Ch'ien, aged 56, is an independent non-executive Chairman of the Bank. He has been a Director of the Bank since 6 August 2007. He is Chairman of CDC Corporation (Listed on NASDAQ) and Chairman of its Hong Kong listed subsidiary, China.com Inc. He is also Chairman of MTR Corporation Limited and HSBC Private Equity (Asia) Limited. Dr Ch'ien serves on the boards of The Hongkong and Shanghai Banking Corporation Limited; Inchcape plc; Convenience Retail Asia Limited; VTech Holdings Limited and The Wharf (Holdings) Limited. Dr Ch'ien was an independent non-executive Director of HSBC Holdings plc from 1998 to 2007; and Group Managing Director of Lam Soon Hong Kong Group from 1984 to 1997. He is also Chairman of the Hong Kong/European Union Business Cooperation Committee; Hong Kong member of the APEC Business Advisory Council; a member of the Standing Committee of the Tianjin Municipal Committee of the Chinese People's Political Consultative Conference; and Honorary President and past Chairman of the Federation of Hong Kong Industries. From 1992 to 1997, he served as a member of the Executive Council of Hong Kong, then under British Administration. He served as a member of the Executive Council of the Hong Kong SAR from July 1997 to June 2002. Dr Ch'ien was formerly Chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption; The Hong Kong/Japan Business Cooperation Committee; the Industry and Technology Development Council and the Hong Kong Industrial Technology Centre Corporation Limited. Dr Ch'ien was appointed a Justice of the Peace in 1993 and awarded a Commander in the Most Excellent Order of the British Empire in 1994 and the Gold Bauhinia Star in 1999. Save as disclosed herein, Dr Ch'ien has not held any directorships in other listed public companies during the last three years.

Dr Ch'ien received a doctoral degree in economics from the University of Pennsylvania in 1978 and became a Trustee of the University in 2006.

Save as disclosed herein, Dr Ch'ien does not hold any other positions in the Bank and its subsidiaries, and has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank. Dr Ch'ien does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Dr Ch'ien will receive fees for being the Chairman of the Board of Directors in the amount approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$230,000 per annum which has been determined with reference to market rates, Chairman's workload and required commitment. There is no service contract signed between the Bank and Dr Ch'ien. The Bank's Articles of Association provide that each Director is required to retire by rotation once every three years and that one-third (or the number nearest to one-third) of the Directors shall retire from office every year during the Bank's Annual General Meeting. This means that a Director's specific term of appointment cannot exceed three years. Every retiring Director shall be eligible for re-election at the Annual General Meeting of the Bank.

Dr Yu Tung CHENG DPMS, DBA (Hon), LLD (Hon), DSSc (Hon) [note]

Dr Cheng, aged 82, is an independent non-executive Director of the Bank. He has been a Director of the Bank since 8 March 1985. He is Chairman of New World Development Company Limited, Chow Tai Fook Jewellery Company Limited, Melbourne Enterprises Limited and Lifestyle International Holdings Limited; and a Director of Shun Tak Holdings Limited. Save as disclosed herein, Dr Cheng has not held any directorships in other listed public companies during the last three years.

Save as disclosed herein, Dr Cheng does not hold any other positions in the Bank and its subsidiaries, and has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank. Dr Cheng does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Dr Cheng will receive Directors' fees in the amount approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$150,000 per annum which has been determined with reference to market rates, directors' workload and required commitment. There is no service contract signed between the Bank and Dr Cheng. The Bank's Articles of Association provide that each Director is required to retire by rotation once every three years and that one-third (or the number nearest to one-third) of the Directors shall retire from office every year during the Bank's Annual General Meeting. This means that a Director's specific term of appointment cannot exceed three years. Every retiring Director shall be eligible for re-election at the Annual General Meeting of the Bank.

Dr Marvin Kin Tung CHEUNG DBA (Hon), SBS, OBE, JP [note]

Dr Cheung, aged 60, is an independent non-executive Director and a Member of the Audit Committee of the Bank. He has been a Director of the Bank since 25 May 2004. He is a Non-official Member of the Executive Council, Board Member of the Airport Authority Hong Kong, Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority, Vice-Chairman of the Council of the Hong Kong University of Science and Technology and Council Member of the Open University of Hong Kong.

Dr Cheung is an independent non-executive Director of HKR International Limited, Hong Kong Exchanges and Clearing Limited and Sun Hung Kai Properties Limited. He is also a Director of The Association of Former Council Members of the Stock Exchange of Hong Kong Limited. Dr Cheung resigned as an independent non-executive director of Shui On Construction and Materials Limited in July 2005. Save as disclosed herein, Dr Cheung has not held any directorships in other listed public companies during the last three years.

He is a Fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants. He joined KPMG Hong Kong in 1969 and was admitted into the partnership in 1974. He was elected the Chairman and Chief Executive Officer of KPMG Hong Kong from October 1996 to March 2003 and retired on 31 March 2003.

Save as disclosed herein, Dr Cheung does not hold any other positions in the Bank and its subsidiaries, and has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank. Dr Cheung does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Dr Cheung will receive Directors' fees in the amount approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$150,000 per annum which has been determined with reference to market rates, directors' workload and required commitment. He will also receive a fee for duties assigned to and services provided by him as a Member of Audit Committee, currently being HK$80,000 per annum, which has been determined with reference to the remuneration policy of the Bank. There is no service contract signed between the Bank and Dr Cheung. The Bank's Articles of Association provide that each Director is required to retire by rotation once every three years and that one-third (or the number nearest to one-third) of the Directors shall retire from office every year during the Bank's Annual General Meeting. This means that a Director's specific term of appointment cannot exceed three years. Every retiring Director shall be eligible for re-election at the Annual General Meeting of the Bank.

Mr Alexander Andrew FLOCKHART CBE [note]

Mr Flockhart, aged 56, is a non-executive Director of the Bank. He has been a Director of the Bank since 6 August 2007. He has been Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited since 25 July 2007. He has been appointed an executive Director of HSBC Holdings plc, with effect from 1 May 2008. He is also currently Global Head of Commercial Banking of HSBC Group. As Group Managing Director Asia-Pacific of HSBC Holdings plc, Mr Flockhart is a member of the HSBC Group Management Board. He is also Chairman and non-executive Director of HSBC Bank Malaysia Berhad; a Director of HSBC Bank Australia Limited; and a non-executive Director of HSBC Bank (China) Company Limited.

Mr Flockhart was previously Group General Manager, Chairman and Chief Executive Officer of HSBC Group in Mexico from 2002 to 2006 and Group Managing Director Latin America from 2006 to July 2007. From December 1999 to July 2002, he was Senior Executive Vice President, Commercial Banking, HSBC Bank USA and Chairman, HSBC Bank Mexico S.A., heading the businesses of personal and commercial banking in the USA, Panama and Mexico.

In December 2007, Mr Flockhart was named a Commander of the British Empire in the Queen's New Years Honours List in recognition of his services to British business and charitable services and institutions in Mexico.

In January 1995, he was appointed Deputy Managing Director of HSBC Group's 40 per cent-owned associate, The Saudi British Bank, which is headquartered in Riyadh, Kingdom of Saudi Arabia. He was later appointed Managing Director in 1997.

From 1992-1994, Mr Flockhart served as Chief Executive Officer of HSBC in Thailand. His previous appointments include postings to Hong Kong, the United Arab Emirates and Qatar.

Mr Flockhart is a director of the VISA International Asia Pacific Regional Board. He is also a member of the Chongqing Mayor's International Economic Advisory Council.

Save as disclosed herein, Mr Flockhart has not held any directorships in other listed public companies during the last three years.

Born in the UK in 1951, Mr Flockhart was educated in Edinburgh, Scotland where he attended George Watson's College. He joined HSBC Group in July 1974 after graduating in law (LLB) from Edinburgh University. He is married with four children, and his interests include golf, fishing, classic cars and history.

Save as disclosed herein, Mr Flockhart does not hold any other positions in the Bank and its subsidiaries, and has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank. Mr Flockhart does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Mr Flockhart will receive Directors' fees in the amount approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$150,000 per annum which has been determined with reference to market rates, directors' workload and required commitment. There is no service contract signed between the Bank and Mr Flockhart. The Bank's Articles of Association provide that each Director is required to retire by rotation once every three years and that one-third (or the number nearest to one-third) of the Directors shall retire from office every year during the Bank's Annual General Meeting. This means that a Director's specific term of appointment cannot exceed three years. Every retiring Director shall be eligible for re-election at the Annual General Meeting of the Bank.

Mr Jenkin HUI [note]

Mr Hui, aged 64, is an independent non-executive Director and a Member of the Remuneration Committee of the Bank. He has been a Director of the Bank since 9 August 1994. He is a Director and Chief Executive of Pointpiper Investment Limited. A Director of Central Development Limited, Jardine Matheson Holdings Limited, Jardine Strategic Holdings Limited and Hongkong Land Holdings Limited. Save as disclosed herein, Mr Hui has not held any directorships in other listed public companies during the last three years.

Save as disclosed herein, Mr Hui does not hold any other positions of the Bank and its subsidiaries, and has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank. Mr Hui does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Mr Hui will receive Directors' fees in the amount approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$150,000 per annum which has been determined with reference to market rates, directors' workload and required commitment. He will also receive a fee for duties assigned to and services provided by him as a Member of the Remuneration Committee, currently being HK$40,000 per annum, which has been determined with reference to the remuneration policy of the Bank. There is no service contract signed between the Bank and Mr Hui. The Bank's Articles of Association provide that each Director is required to retire by rotation once every three years and that one-third (or the number nearest to one-third) of the Directors shall retire from office every year during the Bank's Annual General Meeting. This means that a Director's specific term of appointment cannot exceed three years. Every retiring Director shall be eligible for re-election at the Annual General Meeting of the Bank.

Mr Joseph Chung Yin POON [note]

Mr Poon, aged 53, is Managing Director and Deputy Chief Executive and a Member of the Executive Committee of the Bank. He has been a Director of the Bank since 7 December 2004. He is an Independent non-executive Director of Grandland Shipping Limited. He is also a Director of certain subsidiaries of the Bank, including Hang Seng Bank (Trustee) Limited, Hang Seng Credit Limited, Hang Seng Finance Limited, Hang Seng Insurance Company Limited and Hang Seng Life Limited. He is the Chairman of Hang Seng Index Advisory Committee of Hang Seng Indexes Company Limited; a Member of The Chinese General Chamber of Commerce, The British Chamber of Commerce and Campaign Committee of The Community Chest of Hong Kong.

Mr Poon joined HSBC Group in 1988 as Deputy Managing Director of Wayfoong Shipping Services Limited (HSBC Group's shipping financing arm in Asia), and was appointed as Managing Director a year later. He held a wide variety of posts and was appointed Senior Executive Commercial Banking of The Hongkong and Shanghai Banking Corporation Limited in January 2003. Save as disclosed herein, Mr Poon has not held any directorships in other listed public companies during the last three years.

After obtaining a Bachelor of Commerce degree from the University of Western Australia, Mr Poon joined Arthur Andersen & Co. in 1976 and was qualified as a Chartered Accountant in Australia. He left Arthur Andersen in 1981 to further his career in a number of internationally renowned financial institutions.

Save as disclosed herein, Mr Poon does not hold any other positions of the Bank and its subsidiaries, and has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank. As at 20 March 2008 (the latest practicable date prior to the printing of this circular), Mr Poon was interested in 15,000 shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance, of which 5,000 shares were held by him personally and 10,000 shares were held by his spouse.

Mr Poon's salary package for the financial year ending 31 December 2008 is HK$3.64 million. He is also entitled to a discretionary bonus. His salary package has been determined with reference to the remuneration policy of the Bank. At the forthcoming Annual General Meeting to be held on 24 April 2008, no Directors' fees are expected to be proposed to be paid to the executive Directors of the Bank, including Mr Poon, commencing from 1 January 2008. There is no service contract signed between the Bank and Mr Poon. The Bank's Articles of Association provide that each Director is required to retire by rotation once every three years and that one-third (or the number nearest to one-third) of the Directors shall retire from office every year during the Bank's Annual General Meeting. This means that a Director's specific term of appointment cannot exceed three years. Every retiring Director shall be eligible for re-election at the Annual General Meeting of the Bank.

note *None of the retiring Directors have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules, except the following which relates to Dr Y T Cheng:*

In 2002, the Listing Division of The Stock Exchange of Hong Kong Limited formally alleged that Dr Y T Cheng, as the Chairman and an Executive Director of New World Development Company Limited (Stock Code: 17) ("New World Development"), had breached his undertaking as a Director of New World Development by failing to put into place adequate control procedures to prevent leakage of price sensitive information. Dr Y T Cheng has denied the charge. The case will be heard by the Disciplinary Committee of The Stock Exchange of Hong Kong Limited on 16 April and 7 May 2008 at 9:30 am.

Save as disclosed herein, there are no other matters relating to the re-election of the retiring Directors that need to be brought to the attention of the Bank's shareholders.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Shareholders of Hang Seng Bank Limited (the "Bank" or the "Company") will be held at the Penthouse of Hang Seng Bank Headquarters, 83 Des Voeux Road Central, Level 24, Hong Kong on Thursday, 24 April 2008 at 3:30 pm to transact the following ordinary business:

(1) to receive and consider the audited financial statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2007;

(2) to re-elect the following retiring Directors:

(a) Dr Raymond K F Ch'ien;

(b) Dr Y T Cheng;

(c) Dr Marvin K T Cheung;

(d) Mr Alexander A Flockhart;

(e) Mr Jenkin Hui; and

(f) Mr Joseph C Y Poon;

(3) to fix the remuneration of the Directors;

(4) to reappoint the Auditors and to authorise the Directors to fix their remuneration;

and, by way of special business, to consider and, if thought fit, pass the following Resolutions as Ordinary Resolutions:

(5) "THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."; and

(6) "THAT

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed, where the shares are to be allotted wholly for cash, 5 per cent and in any event 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

By Order of the Board

C C Li
Secretary

Hong Kong, 25 March 2008

Notes:

1. *A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and (on a poll) vote instead of the shareholder; a proxy needs not also be a shareholder of the Bank.*

2. *The Directors of the Bank have declared a fourth interim dividend of HK$3.00 per share. The Register of Shareholders of the Bank will be closed on Tuesday, 18 March 2008, during which no transfer of shares can be registered. To qualify for the fourth interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 pm on Monday, 17 March 2008. The fourth interim dividend will be payable on Friday, 28 March 2008 to shareholders on the Register of Shareholders of the Bank on Tuesday, 18 March 2008.*

3. *The biographical details of all the Directors to be re-elected at the Meeting are provided in the "Biographical details of Directors" section of the Annual Report for 2007 and also in Appendix II to the circular of which this notice forms part.*

4. *In relation to Agenda item No. 3, the fees for the Bank's Directors were last increased in 2006. Having regard to recent market development and the expansion of the Bank's business, which continue to increase the commitment required of Directors, it is proposed that the Directors' fees be increased. The fees of the Chairman and each of the Directors (except executive Directors) respectively are proposed to be increased to HK$360,000 (2007: HK$230,000) per annum and HK$280,000 (2007: HK$150,000) per annum respectively with retrospective effect from 1 January 2008. The executive Directors of the Bank are paid in accordance with their remuneration packages. At the 2008 Annual General Meeting, no Directors' fees are expected to be proposed to be paid to the executive Directors of the Bank commencing from 1 January 2008.*

5. *In accordance with Article 63 of the Bank's Articles of Association, every resolution put to the vote of the Meeting shall be decided on a show of hands, unless before or upon the declaration of the result of the show of hands, a poll is demanded by (i) the Chairman of the Meeting; or (ii) at least two shareholders present in person or by proxy for the time being entitled to vote at the Meeting; or (iii) a shareholder or shareholders representing not less than 10 per cent of the total voting rights of all the shareholders having the right to vote at the Meeting; or (iv) by a shareholder or shareholders holding shares conferring a right to vote at the Meeting being shares on which an aggregate sum has been paid up equal to not less than 10 per cent of the total sum paid up on all the shares conferring that right. In accordance with Article 64 of the Bank's Articles of Association, if a poll be demanded in manner aforesaid, it shall be taken at such time and place, and in such manner, as the Chairman of the Meeting shall direct (including the use of ballot or voting papers or tickets), and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded.*

6. *As a good corporate governance practice, the Chairman of the Meeting intends to demand a poll on each of the resolutions set out in the notice of the Meeting in accordance with Article 63 of the Bank's Articles of Association.*

7. *As at the date hereof, the Board of Directors of the Bank comprises Dr Raymond K F Ch'ien* (Chairman), Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona#, Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr Alexander A Flockhart#, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong#.*

* *Independent non-executive Directors*

\# *Non-executive Directors*

THIS CIRCULAR in both English and Chinese is now available in printed form and on the Bank's website: http://www.hangseng.com.

Shareholders who:

A) receive this circular by electronic means and wish to receive a printed copy; or

B) receive this circular in either English or Chinese and wish to receive a printed copy of the other language version,

may send a notice in writing to the Bank's Registrars:

Computershare Hong Kong Investor Services Limited
Rooms 1806-7, 18th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Facsimile: (852) 2529 6087
Email: hkinfo@computershare.com.hk

Shareholders who have chosen to receive this circular by electronic means through the Bank's website and who, for any reason, have difficulty in receiving or gaining access to this circular, may submit a written request to the Bank's Registrars, Computershare Hong Kong Investor Services Limited, and be sent this circular in printed form free of charge.

Shareholders may change their choice of language or means of receipt of the Bank's future corporate communications at any time, free of charge, by completing and sending to the Bank's Registrars, Computershare Hong Kong Investor Services Limited, a change request form which can be obtained from the Bank's Registrars.

Published by Hang Seng Bank Limited

Concept and design by YELLOW CREATIVE (HK) LIMITED

Photography by Graham Uden and Alfred Ko

Printed in Hong Kong by Suncolor Printing Co. Ltd on FSC certified Magno Satin paper using soy-based inks. With the cover board made in the Netherlands and the text paper in Austria, FSC certified Magno Satin comprises 80% virgin fibre and 20% pre-consumer waste. Pulps used are totally chlorine-free.

The FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council.

FSC
Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SGS-COC-003677
© 1996 Forest Stewardship Council



HANG SENG BANK

HANG SENG BANK LIMITED
83 Des Voeux Road Central, Hong Kong

Member HSBC *Group*